                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-54856

[CHORDIANT LOGO]                                           [PRIME RESPONSE LOGO]

                        Special Meeting of Stockholders

                                Merger Proposed

   The boards of directors of Chordiant Software, Inc. and Prime Response, Inc. have approved a merger combining Chordiant and Prime Response pursuant to the terms and conditions of the merger agreement.

   If the merger is completed, holders of Prime Response common stock will receive 0.60 of a share of Chordiant common stock for each share of Prime Response common stock they own. This is a fixed exchange ratio that will not be adjusted for changes in the stock price of either company before the merger is completed. Chordiant's common stock is listed on the Nasdaq National Market under the symbol "CHRD" and Prime Response's common stock is listed on the Nasdaq National Market under the symbol "PRME."

   Stockholders of Chordiant will be asked, at Chordiant's special meeting of stockholders, to approve the issuance of shares of Chordiant common stock to the stockholders of Prime Response in the merger. Stockholders of Prime Response will be asked, at Prime Response's special meeting of stockholders, to adopt the merger agreement.

   The dates, times and places of the special meetings are as follows:

   For Chordiant stockholders:              For Prime Response stockholders:

   March 27, 2001                           March 27, 2001
   9:00 a.m., local time                    9:00 a.m., local time
   Principal Offices of Chordiant           Offices of Hale and Dorr LLP
   20400 Stevens Creek Blvd., Suite 400     60 State Street, 26th Floor
   Cupertino, CA 95014                      Boston, Massachusetts 02109

   This joint proxy statement/prospectus provides you with information about Chordiant, Prime Response and the proposed merger. In addition, you may obtain other information about Chordiant and Prime Response from documents filed with the Securities and Exchange Commission. We encourage you to read the entire joint proxy statement/prospectus carefully.

  /s/ Samuel T. Spadafora                    /s/ Terence H. Osborne

   Samuel T. Spadafora                      Terence H. Osborne
   Chairman of the Board                    Chairman of the Board
   Chordiant Software, Inc.                 Prime Response, Inc.

   For a discussion of significant matters that should be considered before voting at the special meetings, see "Risk Factors" beginning on page 16.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or the Chordiant common stock to be issued in the merger or determined whether the joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

   The joint proxy statement/prospectus is dated February 26, 2001, and is first being mailed to stockholders of Chordiant and Prime Response on or about February 28, 2001.

   The joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by the joint proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of the joint proxy statement/prospectus nor any distribution of securities pursuant to the joint proxy statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth in the joint proxy statement/prospectus or in the affairs of Chordiant or Prime Response since the date of the joint proxy statement/prospectus.

                            CHORDIANT SOFTWARE, INC.
                      20400 Stevens Creek Blvd., Suite 400
                              Cupertino, CA 95014
                                 (408) 517-6100

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON MARCH 27, 2001

To the stockholders of Chordiant Software, Inc.:

   A special meeting of stockholders of Chordiant Software, Inc., a Delaware corporation, will be held on Tuesday, March 27, 2001 at 9:00 a.m., local time, at the principal offices of Chordiant, 20400 Stevens Creek Blvd., Suite 400, Cupertino, CA 95014, for the following purposes:

  1. to consider and vote upon the issuance of shares of Chordiant common stock in the merger contemplated by the Agreement and Plan of Merger and Reorganization, dated as of January 8, 2001, among Chordiant Software, Inc., Puccini Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Chordiant, and Prime Response, Inc., a Delaware corporation; and

  2. to transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

   The board of directors of Chordiant has fixed the close of business on February 15, 2001 as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Only holders of record of shares of Chordiant common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, Chordiant had outstanding and entitled to vote 38,096,739 shares of common stock.

   YOUR VOTE IS IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE VOTES CAST IS REQUIRED FOR APPROVAL OF THE ISSUANCE OF THE CHORDIANT SHARES IN THE MERGER. EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, WE REQUEST THAT YOU SIGN AND RETURN THE ENCLOSED PROXY CARD, THUS ENSURING THAT YOUR SHARES WILL BE REPRESENTED AT THE SPECIAL MEETING IF YOU ARE UNABLE TO ATTEND. IF YOU SIGN, DATE AND MAIL YOUR PROXY CARD WITHOUT INDICATING HOW YOU WISH TO VOTE, YOUR PROXY WILL BE COUNTED AS A VOTE IN FAVOR OF THE ISSUANCE OF SHARES OF CHORDIANT COMMON STOCK IN THE MERGER. IF YOU FAIL TO RETURN YOUR PROXY CARD, THE EFFECT WILL BE THAT YOUR SHARES WILL NOT BE COUNTED FOR PURPOSES OF DETERMINING WHETHER A QUORUM IS PRESENT AT THE SPECIAL MEETING. IF YOU DO ATTEND THE SPECIAL MEETING AND WISH TO VOTE IN PERSON, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.

   CHORDIANT'S BOARD OF DIRECTORS RECOMMENDS THAT CHORDIANT STOCKHOLDERS VOTE "FOR" THE ISSUANCE OF SHARES OF CHORDIANT COMMON STOCK IN THE MERGER.

   For more information about the merger, please review the accompanying joint proxy statement/prospectus and the Agreement and Plan of Merger and Reorganization attached to the joint proxy statement/prospectus as Annex A.

                                          By Order of the Board of Directors,


                                          /s/ Samuel T. Spadafora
                                          Samuel T. Spadafora
                                          CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                                           OF THE BOARD
                                          CHORDIANT SOFTWARE, INC.

Cupertino, California
February 26, 2001

                              PRIME RESPONSE, INC.
                             150 CambridgePark Dr.
                              Cambridge, MA 02140
                                 (617) 876-8300

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON MARCH 27, 2001

To the stockholders of Prime Response, Inc.:

   A special meeting of stockholders of Prime Response, Inc., a Delaware corporation, will be held on Tuesday, March 27, 2001 at 9:00 a.m., local time, at the offices of Hale and Dorr LLP, 26th Floor, 60 State Street, Boston, Massachusetts 02109, for the purpose of considering and voting upon a proposal to adopt the Agreement and Plan of Merger and Reorganization, dated as of January 8, 2001, by and among Chordiant Software, Inc., a Delaware corporation, Puccini Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Chordiant, and Prime Response, Inc., pursuant to which, among other things, Puccini Acquisition Corp. will merge with and into Prime Response, Prime Response will survive the merger as a wholly-owned subsidiary of Chordiant and holders of outstanding shares of Prime Response common stock will become entitled to receive 0.60 of a share of Chordiant common stock for each share of Prime Response common stock they hold. Prime Response will transact no other business at the special meeting.

   The Prime Response board of directors has fixed the close of business on February 15, 2001 as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Only holders of record of shares of Prime Response common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, Prime Response had outstanding and entitled to vote 20,482,070 shares of common stock.

   YOUR VOTE IS IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF PRIME RESPONSE COMMON STOCK AS OF THE RECORD DATE IS REQUIRED FOR ADOPTION OF THE MERGER AGREEMENT. EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, WE REQUEST THAT YOU SIGN AND RETURN THE ENCLOSED PROXY CARD, THUS ENSURING THAT YOUR SHARES WILL BE REPRESENTED AT THE SPECIAL MEETING. IF YOU SIGN, DATE AND MAIL YOUR PROXY CARD WITHOUT INDICATING HOW YOU WISH TO VOTE, YOUR PROXY WILL BE COUNTED AS A VOTE IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT. IF YOU FAIL TO RETURN YOUR PROXY CARD, IT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE ADOPTION OF THE MERGER AGREEMENT.

   YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS AT ANYTIME BEFORE YOUR SHARES HAVE BEEN VOTED AT THE SPECIAL MEETING OF PRIME RESPONSE STOCKHOLDERS. YOU MAY ATTEND THE SPECIAL MEETING AND VOTE IN PERSON EVEN IF YOU HAVE RETURNED YOUR SIGNED PROXY CARD.

   PRIME RESPONSE'S BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER AGREEMENT AND THE MERGER ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, PRIME RESPONSE AND ITS STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE "FOR" THE ADOPTION OF THE MERGER AGREEMENT.

   For more information about the merger, please review the accompanying joint proxy statement/prospectus and the Agreement and Plan of Merger and Reorganization attached to the joint proxy statement/prospectus as Annex A. Please do not send any stock certificates at this time.

                                        By Order of the Board of Directors,

                                        /s/ Terence H. Osborne

                                        Terence H. Osborne
                                        CHAIRMAN OF THE BOARD
                                        PRIME RESPONSE, INC.

Cambridge, Massachusetts
February 26, 2001

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
QUESTIONS AND ANSWERS ABOUT THE MERGER....................................   1

SUMMARY...................................................................   4

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND DATA......................  10

CHORDIANT SOFTWARE, INC. SUMMARY FINANCIAL INFORMATION....................  11

PRIME RESPONSE, INC. SUMMARY FINANCIAL INFORMATION........................  12

SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION......  13

COMPARATIVE PER SHARE DATA................................................  15

RISK FACTORS..............................................................  16

Risks Relating to the Merger..............................................  16

Risks Relating to Chordiant...............................................  19

Risks Relating to Prime Response..........................................  25

THE SPECIAL MEETING OF CHORDIANT STOCKHOLDERS.............................  35

General...................................................................  35

Date, Time and Place of the Special Meeting...............................  35

Matters to be Considered at the Special Meeting...........................  35

Record Date...............................................................  35

Voting of Proxies.........................................................  35

Vote Required.............................................................  35

Quorum; Abstentions and Broker Non-Votes..................................  36

Solicitation of Proxies and Expenses......................................  36

No Dissenters' or Appraisal Rights........................................  36

Other Matters.............................................................  36

Stockholder Proposals for the Chordiant 2001 Annual Meeting...............  36

Board Recommendation......................................................  37

THE SPECIAL MEETING OF PRIME RESPONSE STOCKHOLDERS........................  38

General...................................................................  38

Date, Time and Place of the Special Meeting...............................  38

Matters to be Considered at the Special Meeting...........................  38

Record Date...............................................................  38

Voting of Proxies.........................................................  38

Votes Required............................................................  38

Quorum; Abstentions and Broker Non-Votes..................................  39

Solicitation of Proxies and Expenses......................................  39

No Dissenters' or Appraisal Rights........................................  39

Other Matters.............................................................  39

Stockholder Proposals for the Prime Response 2001 Annual Meeting..........  40

                      TABLE OF CONTENTS--continued
                                                                          Page
                                                                          ----
Board Recommendation.....................................................  40

THE MERGER...............................................................  41

General..................................................................  41

General Description of the Merger........................................  41

Background of the Merger.................................................  41

Reasons for the Merger...................................................  46

Chordiant's Reasons for the Merger and Recommendation of the Chordiant
 Board of Directors......................................................  46

Prime Response's Reasons for the Merger and Recommendation of the Prime
 Response Board of Directors.............................................  48

Opinion of Chordiant's Financial Advisor.................................  50

Opinion of Prime Response's Financial Advisor............................  55

Interests of Chordiant's Officers and Directors in the Merger............  62

Interests of Prime Response's Officers and Directors in the Merger.......  62

Material Federal Income Tax Consequences.................................  64

Anticipated Accounting Treatment.........................................  67

Governmental Approvals...................................................  67

Restrictions on Resales by Affiliates....................................  67

CERTAIN TERMS OF THE MERGER AGREEMENT....................................  68

The Merger...............................................................  68

Effective Time of the Merger.............................................  68

Manner and Basis of Converting Shares....................................  68

Prime Response Stock Options and Warrants................................  69

Prime Response's Employee Stock Purchase Plan............................  69

Representations and Warranties...........................................  69

Covenants; Conduct of Business Prior to the Merger.......................  69

Limitation on Prime Response's Ability to Consider other Acquisition
 Proposals...............................................................  74

Conditions to the Merger.................................................  75

Termination of the Merger Agreement......................................  79

Expenses and Termination Fee.............................................  80

Amendment................................................................  80

VOTING AGREEMENTS........................................................  81

INFORMATION RELATING TO CHORDIANT .......................................  82

CHORDIANT'S BUSINESS.....................................................  82

Overview.................................................................  82

Industry Background......................................................  82

The Chordiant Solution...................................................  83

Strategy.................................................................  84

Products.................................................................  85

                      TABLE OF CONTENTS--continued
                                                                           Page
                                                                           ----
Customers................................................................   87

Technology...............................................................   87

Sales and Marketing......................................................   88

Professional Services, Customer Support and Education Services...........   89

Product Development......................................................   90

Strategic Relationships..................................................   90

Competition..............................................................   91

Intellectual Property and Propriety Rights...............................   92

Employees................................................................   93

Facilities...............................................................   93

Legal Proceedings........................................................   93

CHORDIANT SOFTWARE, INC. SELECTED FINANCIAL DATA.........................   94

CHORDIANT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS...................................................   96

Overview.................................................................   96

Results of Operations....................................................   99

Comparison of Fiscal Years Ended December 31, 1999 and 2000..............   99

Net Revenues.............................................................   99

Cost of Net Revenues.....................................................  100

Operating Expenses.......................................................  100

Interest and other Income, net, and Interest Expense.....................  102

Comparison of the Fiscal Years Ended December 31, 1998 and 1999..........  102

Net Revenues.............................................................  102

Cost of Net Revenues.....................................................  102

Operating Expenses.......................................................  102

Interest and other Income, net, and Interest Expense.....................  103

Provision for Income Taxes...............................................  103

Liquidity and Capital Resources..........................................  103

Recent Accounting Pronouncements.........................................  104

Quantitative and Qualitative Disclosures about Chordiant's Market Risk...  104

CHORDIANT MANAGEMENT.....................................................  106

Executive Officers and Directors.........................................  106

Board Committees.........................................................  108

Director Compensation....................................................  108

Compensation Committee Interlocks and Insider Participation..............  109

Board Composition........................................................  109

Executive Compensation...................................................  110

Summary Compensation Table for Chordiant Executive Officers..............  110

                      TABLE OF CONTENTS--continued
                                                                          Page
                                                                          ----
Employment Agreements.................................................... 111

Option Grants in Fiscal Year 2000........................................ 111

Aggregated Option Exercises in Last Fiscal Year.......................... 112

Employee Stock Plans..................................................... 112

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF CHORDIANT........ 119

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS OF CHORDIANT............. 120

INFORMATION RELATING TO PRIME RESPONSE................................... 123

PRIME RESPONSE'S BUSINESS................................................ 123

Industry Background...................................................... 123

Emergence of Relationship Marketing...................................... 124

The Prime Response Solution.............................................. 125

Strategy................................................................. 126

Products................................................................. 126

Professional Services.................................................... 129

Sales and Marketing...................................................... 129

Strategic Alliance Partners.............................................. 130

Clients.................................................................. 131

Competition.............................................................. 131

Proprietary Rights and Licensing......................................... 132

Regulatory Environment................................................... 133

Employees................................................................ 134

Properties............................................................... 134

Legal Proceedings........................................................ 134

PRIME RESPONSE, INC. SELECTED FINANCIAL DATA............................. 135

PRIME RESPONSE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS..................................... 137

Recent Events............................................................ 137

Overview................................................................. 137

Results of Operations.................................................... 140

Years Ended December 31, 2000 and 1999................................... 140

Revenues................................................................. 140

Cost of Revenues......................................................... 141

Operating Expenses....................................................... 141

Years Ended December 31, 1999 and 1998................................... 143

Revenues................................................................. 143

Cost of Revenues......................................................... 144

Operating Expenses....................................................... 144

Liquidity and Capital Resources.......................................... 145

                      TABLE OF CONTENTS--continued
                                                                           Page
                                                                           ----
Recent Accounting Pronouncements.........................................   147

Quantitative and Qualitative Disclosures About Market Risk...............   147

Foreign Currency Risk....................................................   147

PRIME RESPONSE MANAGEMENT................................................   148

Directors and Executive Officers.........................................   148

Board Committees.........................................................   149

Director Compensation....................................................   149

Compensation Committee Interlocks and Insider Participation..............   149

Marketing Advisory Board.................................................   150

Executive Compensation...................................................   150

Summary Compensation Table for Prime Response Executive Officers.........   150

Option Grants in Fiscal Year 2000........................................   150

Fiscal Year-End Option Values............................................   151

Stock Incentive Plans....................................................   152

401(k) Plan..............................................................   154

Employment Agreements....................................................   154

Separation Agreements....................................................   154

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF PRIME RESPONSE...   155

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS OF PRIME RESPONSE........   155

CHORDIANT SOFTWARE, INC. UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL
 INFORMATION.............................................................   157

DESCRIPTION OF CHORDIANT'S CAPITAL STOCK.................................   164

COMPARISON OF STOCKHOLDERS' RIGHTS.......................................   166

Authorized Capital Stock.................................................   166

Number of Directors......................................................   166

Changes in the Number of Directors.......................................   166

Election of Directors....................................................   166

Removal of Directors.....................................................   167

Special Meeting of Stockholders..........................................   167

Amendments to the Bylaws.................................................   167

Amendments to the Certificate of Incorporation...........................   168

Adjournment of Meetings..................................................   168

LEGAL MATTERS............................................................   168

EXPERTS..................................................................   169

WHERE YOU CAN FIND MORE INFORMATION......................................   169

INDEX TO FINANCIAL STATEMENTS............................................   F-1

                       TABLE OF CONTENTS--continued
                                                                            Page
                                                                            ----
Annex A - Agreement and Plan of Merger and Reorganization.................. A-1

Annex B - Voting Agreement................................................. B-1

Annex C - Opinion of Thomas Weisel Partners LLC............................ C-1

Annex D - Opinion of Robertson Stephens, Inc. ............................. D-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

 1.Q:  Why are the two companies proposing to merge? (see page 46)

  A: Chordiant and Prime Response are proposing to merge because we believe the resulting combination will create a stronger, more competitive company capable of achieving greater financial strength, earning power, growth potential, operational efficiencies and technological development, than either company would have been able to achieve on its own.

 2.Q: As a Prime Response stockholder, what will I receive in the merger? (see page 68)

  A: As a result of the merger, Prime Response stockholders will receive 0.60 of a share of Chordiant common stock for each share of Prime Response common stock that they own, except that Prime Response stockholders will receive a cash payment in lieu of any fractional share of Chordiant common stock they would otherwise be entitled to receive. For example, if you own 212 shares of Prime Response common stock, you will receive in exchange for your Prime Response shares, 127 shares of Chordiant common stock and a cash payment equal to the value of 0.20 of a share of Chordiant common stock, based on the closing price of Chordiant common stock on the Nasdaq National Market on the date the merger is completed. The 0.60 exchange ratio is fixed and will not be adjusted based upon changes in the value of Prime Response or Chordiant common stock. As a result, the value of the Chordiant shares you will receive in the merger will not be known before the completion of the merger and will go up or down as the market price of Chordiant common stock goes up or down. You are encouraged to obtain current market quotations of Prime Response and Chordiant common stock.

 3.Q:  What do I need to do now? (see pages 35 and 38)

  A: You should read this joint proxy statement/prospectus carefully, including its annexes, and consider how the merger will affect you. Then you should mail your signed proxy card in the enclosed return envelope as soon as possible, so that your shares can be voted at the special meeting of Chordiant stockholders or the special meeting of Prime Response stockholders.

 4.Q: What happens if I do not return a proxy card or vote in person? (see pages 36 and 39)

  A: The failure to return your proxy card or vote in person could be a factor in establishing quorums for the special meetings of Chordiant and Prime Response stockholders. The special meetings of stockholders for both companies can only take place if a quorum is established. Also, abstentions and broker non-votes will have the same effect as votes "AGAINST" the issuance of shares of Chordiant common stock in the merger or "AGAINST" the adoption of the merger agreement, as the case may be. In addition, the failure of a Chordiant stockholder to return a proxy or to vote in person will have the effect of a vote "AGAINST" the proposal to issue shares of Chordiant common stock in the merger. If you are a Prime Response stockholder, the failure to return your proxy card or vote in person will have the same effect as voting "AGAINST" the adoption of the merger agreement.

 5.Q: What happens if I return a signed and dated proxy card but do not indicate how to vote my proxy? (see pages 35 and 38)

  A: If you are a Chordiant stockholder and do not include instructions on how to vote your properly signed and dated proxy card, your shares will be voted "FOR" the issuance of shares of Chordiant common stock in the merger. If you are a Prime Response stockholder and do not include instructions on how to vote your properly signed and dated proxy card, your shares will be voted "FOR" the adoption of the merger agreement.

 6.Q:  May I vote in person? (see pages 35 and 38)

  A: Yes. You may attend the special meeting of the Chordiant stockholders or the special meeting of the Prime Response stockholders, as the case may be, and vote your shares in person, rather than signing, dating and returning your proxy card.

 7.Q: May I change my vote after I have mailed my signed and dated proxy card? (see pages 35 and 38)

  A: Yes. You may change your vote at any time before your proxy card is voted at either the Chordiant special meeting or the Prime Response special meeting. You can do this in one of three ways. First, you can send a written, dated notice stating that you would like to revoke your proxy. Second, you can complete, date and submit a new proxy card. Third, you can attend the meeting and vote in person. Your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow directions provided by your broker to change your instructions.

 8.Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me? (see pages 35 and 38)

  A: Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the procedure provided by your broker.

 9.Q:  What does the Chordiant board of directors recommend? (see page 48)

  A: The Chordiant board of directors has approved the merger agreement and the merger and recommends that Chordiant stockholders vote "FOR" the issuance of shares of Chordiant common stock in the merger.

10.Q:  What does the Prime Response board of directors recommend? (see page 50)

  A: The Prime Response board of directors has approved the merger agreement and the merger and recommends that Prime Response stockholders vote "FOR" the adoption of the merger agreement.

11.Q:  Should I send in my Prime Response stock certificates now? (see page 68)

  A: No. If you are a Prime Response stockholder, after the merger is completed, you will receive written instructions for exchanging the certificates representing your shares of Prime Response common stock for certificates representing shares of Chordiant common stock. You will also receive a cash payment in lieu of any fractional share of Chordiant common stock you would otherwise be entitled to receive.

12.Q:  When is the merger expected to be completed? (see page 75)

  A: The parties are working towards completing the merger as quickly as possible. In addition to stockholder approval, each of Chordiant and Prime Response must satisfy or waive all of the closing conditions contained in the merger agreement. The parties hope to complete the merger promptly after the Chordiant and Prime Response special stockholder meetings.

13.Q: Will the merger trigger the recognition of gain or loss for United States federal income tax purposes? (see page 64)

  A: The merger has been structured as a reorganization for United States federal income tax purposes. Prime Response stockholders will not recognize gain or loss for United States federal income tax purposes by exchanging their Prime Response shares for any Chordiant shares in the merger.

     However, Prime Response stockholders will recognize a gain or loss on any cash received in lieu of a fractional share of Chordiant common stock. Chordiant and Prime Response will receive legal opinions to this effect as a condition of closing the merger. Tax matters are very complicated and the tax consequences to Prime Response stockholders will depend on each stockholder's own circumstances. Each Prime Response stockholder should consult with his, her or its tax advisor for a full understanding of the tax consequences of the merger to that stockholder.

14.Q: Am I entitled to dissenters' or appraisal rights? (see pages 36 and 39)

  A: No, Chordiant stockholders and Prime Response stockholders are not entitled to dissenters' or appraisal rights in connection with the merger.

15.Q: Who can help answer my additional questions? (see page 169)

  A: If you would like additional copies, without charge, of this joint proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact:

  CHORDIANT SOFTWARE, INC., 20400 Stevens Creek Blvd., Suite 400, Cupertino, CA 95014, Attention: Investor Relations, Phone Number: (408) 517-6290, E-mail: ir@chordiant.com

   OR

  PRIME RESPONSE, INC., 150 CambridgePark Dr., Cambridge, MA 02140,
  Attention: Investor Relations, Phone Number (617) 876-8300, E-mail: ir@primeresponse.com

                                    SUMMARY

   This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should read carefully this entire joint proxy statement/prospectus and the documents referred to in this joint proxy statement/prospectus for a more complete description of the terms of the merger and related transactions. The merger agreement is attached as Annex A to this joint proxy statement/prospectus and additional documents relating to the transaction are also attached hereto. You are encouraged to read the merger agreement as it is the legal document that governs the merger, as well as these additional documents. This section includes page references in parentheses to direct you to a more complete description of the topics presented in this summary.

FORWARD-LOOKING INFORMATION

   Certain of the information relating to Chordiant and Prime Response and the combined company contained in this joint proxy statement/prospectus is forward-looking in nature. All statements included in this joint proxy statement/prospectus or made by management of Chordiant or Prime Response other than statements of historical fact regarding Chordiant or Prime Response are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended. Examples of forward-looking statements include statements regarding Chordiant's, Prime Response's or the combined company's future financial results, operating results, products, business strategies, projected costs, projected expense reductions, competitive positions and plans and objectives of management for future operations. In some cases, you can identify forward-looking statements by terminology, such as "may," "will," "should," "would," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. Any expectations based on these forward-looking statements are subject to risks and uncertainties and other important factors, including those discussed in the "Risk Factors" section of this joint proxy statement/prospectus. These and many other factors could affect the future financial and operating results of Chordiant, Prime Response or the combined company. These factors could cause actual results to differ materially from expectations based on forward-looking statements made in this document or elsewhere by or on behalf of Chordiant or Prime Response.

THE COMPANIES

Chordiant Software, Inc. (Page 82)
20400 Stevens Creek Blvd., Suite 400
Cupertino, CA 95014
(408) 517-6100

   Chordiant provides customer relationship management infrastructure software to enable large business to consumer companies to offer their customers personalized marketing, sales programs, e-business services and customer support across multiple communication channels. These channels include the Internet, e-mail systems, automated telephony self-service systems, and customer service representatives in call centers and retail branch outlets. Chordiant believes that companies that use organization-wide customer information to provide consistent customer support through all channels of customer contact will be able to compete more successfully in the rapidly changing Internet economy. Chordiant's software products are comprised of a suite of applications, including standard business services, a workflow engine and enterprise integration services supporting network, telephony, and data management connections. It also connects with existing databases and computer systems. Chordiant's products are typically licensed to its customers as a complete customer relationship management infrastructure system. The software is designed to enable companies to develop a comprehensive single view of the customer; use automated, sophisticated decision making processes; offer their customers consistent experiences across multiple communications channels; and utilize standard and customizable business services.

   Chordiant maintains a Website on the Internet at www.chordiant.com. Information found at Chordiant's Website is not a part of this document. Chordiant was incorporated in California in March 1991 and was reincorporated in Delaware in October 1997.

Prime Response, Inc. (Page 123)
150 CambridgePark Dr.
Cambridge, MA 02140
(617) 876-8300

   Prime Response is a provider of integrated relationship marketing software solutions that enable businesses with large customer bases to create, execute and refine highly targeted Internet, wireless and traditional marketing campaigns that build more loyal and profitable customer relationships. Prime Response's software solutions leverage Prime Response's 13 years of experience in the design, implementation and management of marketing campaigns to create optimized and tailored business to customer interactions that draw on all of the business data held by its clients regarding their customers, including information generated by its clients' sales, marketing, service and accounting organizations. Prime Response's products are designed to help its clients to more effectively market and sell to their customers by delivering more personalized marketing messages over the customers' preferred marketing channel, whether it is the Internet, wireless or traditional.

   In October 1997, shortly after Prime Response was incorporated in the state of Delaware, Prime Response reorganized and purchased all of the issued and outstanding ordinary shares of Prime Response Limited, a company incorporated in the United Kingdom in 1987.

   Prime Response maintains a site on the Internet at www.primeresponse.com. Information found at Prime Response's Website is not a part of this document.

MERGER STRUCTURE; EXCHANGE RATIO (Page 68)

   If the merger is completed, a subsidiary of Chordiant will merge with and into Prime Response and Prime Response will become a wholly-owned subsidiary of Chordiant. Upon completion of the merger, Prime Response stockholders will become entitled to receive 0.60 of a share of Chordiant common stock in exchange for each share of Prime Response common stock that they own at the time of the completion of the merger, except that Prime Response stockholders will receive cash in lieu of any fractional share of Chordiant common stock they would otherwise be entitled to receive. We refer in this document to the
0.60 ratio by which shares of Prime Response common stock are to be exchanged in the merger for shares of Chordiant common stock as the "exchange ratio."

   The exchange ratio is fixed. Regardless of fluctuations in the market prices of Chordiant's or Prime Response's common stock, the exchange ratio will not change between now and the date that the merger is completed. Neither Prime Response nor Chordiant has the right to terminate the merger agreement or renegotiate the exchange ratio as a result of market price fluctuations. You are encouraged to obtain current market quotations of Prime Response and Chordiant common stock.

COMPARATIVE PER COMMON SHARE MARKET PRICE INFORMATION (Page 10)

   Chordiant common stock is listed on the Nasdaq National Market under the symbol "CHRD." Prime Response common stock is listed on the Nasdaq National Market under the symbol "PRME." On January 8, 2001, the last full trading day prior to the public announcement of the proposed merger, Chordiant common stock closed at $2.75 per share and Prime Response common stock closed at $1.69 per share. On February 23, 2001, the last full trading day prior to the printing of this joint proxy statement/prospectus, Chordiant common stock closed at $2.88 per share, and Prime Response common stock closed at $1.50 per share. Immediately following the completion of the merger, Prime Response common stock will cease to be quoted on the Nasdaq National Market.

TAX MATTERS (Page 64)

   The exchange of shares of Prime Response common stock for shares of Chordiant common stock in the merger is intended to be tax-free to Prime Response stockholders for United States federal income tax purposes. However, Prime Response stockholders will recognize a gain or loss on any cash received in lieu of a fractional share of Chordiant common stock. Each Prime Response stockholder's tax basis in the shares of Chordiant common stock that he, she or it is to receive in the merger will equal such stockholder's current tax basis in his, her or its Prime Response common stock, reduced by the basis allocable to any fractional share interest for which he, she or it receives cash.

   TAX MATTERS CAN BE COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO PRIME RESPONSE STOCKHOLDERS WILL DEPEND ON THE FACTS OF THEIR OWN SITUATION. PRIME RESPONSE STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO FULLY UNDERSTAND THE TAX CONSEQUENCES OF THE MERGER TO THEM.

REASONS FOR THE MERGER

   Chordiant (Page 46). Chordiant's primary reasons for seeking to complete the merger with Prime Response are the beliefs of the board of directors and management of Chordiant that the merger could result in a number of benefits to Chordiant, including the following:

  . entry into new strategic market segments for Chordiant, with the potential for growth through an established market leader;

  . the ability of the combined company to offer existing and potential customers complementary and expanded product lines;

  . Prime Response's marketing software applications, technologies and technical, engineering and sales expertise, which are in high demand and in short supply; and

  . the ability of the two companies to combine their technological resources to develop new and improved products and additional applications.

   Prime Response (Page 48). Prime Response's board of directors believes that the merger could be beneficial to Prime Response and its stockholders for a number of reasons, including the following:

  . the merger would provide Prime Response stockholders with shares of Chordiant common stock in a tax-free exchange for United States federal income tax purposes at an implied premium over the market price for Prime Response common stock at the time the merger agreement was entered into;

  . the availability following the merger of greater resources to continue to establish and support sales of both companies' products;

  . the ability to make greater resources available for the distribution of Prime Response's products and services;

  . enabling the combined company to offer complementary product lines, which presents the opportunity to increase the breadth of products and services offered;

  . the enhanced ability of the combined company to offer product offerings with more comprehensive features and functionality, in order to be better positioned as the competitive market evolves and competitive products are introduced; and

  . the ability of the combined enterprise to better attract experienced and required personnel, particularly in sales and marketing, in light of the combined enterprise's greater available resources and geographic presence.

RECOMMENDATION TO STOCKHOLDERS

   To Chordiant Stockholders (Page 48). The Chordiant board of directors believes that the merger is advisable and fair to the Chordiant stockholders and in Chordiant's best interests. The Chordiant board of directors recommends that Chordiant stockholders vote "FOR" the issuance of shares of Chordiant common stock in the merger.

   To Prime Response Stockholders (Page 50). The Prime Response board of directors believes that the merger is advisable and fair to Prime Response stockholders and in Prime Response's best interests. The Prime Response board of directors recommends that Prime Response stockholders vote "FOR" the adoption of the merger agreement.

OPINIONS OF FINANCIAL ADVISORS

   Opinion of Chordiant's Financial Advisor (Page 50). In deciding to approve the merger, one of the factors that the Chordiant board of directors considered was the opinion of its financial advisor, Thomas Weisel Partners LLC, that, as of January 4, 2001, the exchange ratio pursuant to the merger agreement was fair to Chordiant from a financial point of view. The full text of the Thomas Weisel Partners opinion describes the basis of this opinion and is attached as Annex C to this joint proxy statement/prospectus. Chordiant urges you to read the entire opinion carefully.

   Opinion of Prime Response's Financial Advisor (Page 55). In deciding to approve the merger, one of the factors that the Prime Response board of directors considered was the opinion of its financial advisor, Robertson Stephens, Inc., dated January 5, 2001, that, as of the date of the opinion and subject to and based on the assumptions, limitations and qualifications referred to in the opinion, the exchange ratio pursuant to the merger agreement was fair to the holders of Prime Response common stock from a financial point of view. The full text of the Robertson Stephens opinion describes the basis for its opinion and is attached as Annex D to this joint proxy statement/prospectus. Prime Response urges you to read the entire opinion carefully.

THE SPECIAL MEETINGS OF STOCKHOLDERS

   The Chordiant Special Meeting (Page 35)

   Time, Date and Place. A special meeting of stockholders of Chordiant will be held on Tuesday, March 27, 2001, at 9:00 a.m., local time, at the principal offices of Chordiant, 20400 Stevens Creek Blvd., Suite 400, Cupertino, CA 95014 to vote on the issuance of shares of Chordiant common stock in the merger.

   Record Date and Voting Power for Chordiant. You are entitled to vote at the special meeting if you owned shares of Chordiant common stock at the close of business on February 15, 2001, the record date for the special meeting. You will have one vote at the special meeting for each share of Chordiant common stock you owned at the close of business on the record date. There are 38,096,739 shares of Chordiant common stock entitled to vote at the special meeting.

   Chordiant Required Vote. The affirmative vote of the holders of a majority of the votes cast is required for the approval of the issuance of Chordiant shares in the merger.

   Share Ownership of Management. At the close of business on the record date, the directors and officers of Chordiant owned approximately 34% of the shares entitled to vote at the special meeting.

   The Prime Response Special Meeting (Page 38)

   Time, Date and Place. A special meeting of the stockholders of Prime Response will be held on Tuesday, March 27, 2001 at 9:00 a.m., local time, at the offices of Hale and Dorr LLP, 26th Floor, 60 State Street, Boston, Massachusetts 02109, to vote on the adoption of the merger agreement.

   Record Date and Voting Power. You are entitled to vote at the special meeting if you owned shares of Prime Response common stock at the close of business on February 15, 2001, the record date for the special meeting. You will have one vote at the special meeting for each share of Prime Response common stock you owned at the close of business on the record date. As of the record date, there were 20,482,070 outstanding shares of Prime Response common stock entitled to be voted at the special meeting.

   Prime Response Required Vote. The adoption of the merger agreement requires the affirmative vote of a majority of the shares of Prime Response common stock outstanding at the close of business on the record date.

   Share Ownership of Management. As of the close of business on the record date, the current directors and executive officers of Prime Response and their affiliates owned approximately 71.7% of the shares entitled to vote at the special meeting.

VOTING AGREEMENTS (Page 81)

   The affiliated entities of a principal stockholder of Prime Response whose representatives sit on the board of directors of Prime Response have agreed, pursuant to the terms of voting agreements executed in favor of Chordiant, to vote 8,192,828 shares of Prime Response common stock in favor of the adoption of the merger agreement. As of the record date, the number of shares subject to voting agreements is approximately 40% of the outstanding shares of common stock of Prime Response.

INTERESTS OF OFFICERS AND DIRECTORS IN THE MERGER (Page 62)

   When considering the recommendation by the Chordiant board of directors and the Prime Response board of directors, you should be aware that a number of Chordiant's officers and directors and Prime Response's officers and directors have interests in the merger that are different from, or in addition to, those of other Chordiant stockholders or Prime Response stockholders.

CONDITIONS TO THE MERGER (Page 75)

   The obligation of each of Chordiant and Prime Response to complete the merger is subject to the satisfaction of certain conditions. Either Chordiant or Prime Response may choose to waive conditions to the other party's performance of the conditions of closing and complete the merger, as long as the law allows it to do so.

TERMINATION OF THE MERGER AGREEMENT (Page 79)

   Each of Chordiant and Prime Response is entitled to terminate the merger agreement under certain circumstances. Under certain of those circumstances, Prime Response may become obligated to pay Chordiant a nonrefundable fee equal to $1.0 million, plus reimbursement of expenses incurred by Chordiant in connection with the merger up to $2.0 million. See "Expenses and Termination Fee" below.

LIMITATION ON CONSIDERING OTHER ACQUISITION PROPOSALS (Page 74)

   Prime Response has agreed not to discuss or negotiate a business combination or other similar transaction with a third party while the merger is pending unless the third party has made an unsolicited, bona fide written proposal to the Prime Response board of directors for a superior transaction.

EXPENSES AND TERMINATION FEE (Page 80)

   If the merger agreement is terminated by Chordiant or Prime Response because the merger has not been consummated by June 30, 2001 or the Prime Response stockholders have failed to approve the merger at the special meeting of Prime Response stockholders and at or prior to the time of termination of the merger agreement in both these circumstances, another acquisition proposal has been disclosed, announced, commenced, submitted or made or if the merger agreement is terminated by Chordiant because a "triggering event" occurs (as such phrase is defined in the merger agreement), Prime Response must reimburse Chordiant up to $2.0 million in expenses incurred in connection with the merger (including attorneys' fees, accountants' fees, financial advisory fees and filing fees) and must pay Chordiant a termination fee of $1.0 million.

ANTICIPATED ACCOUNTING TREATMENT (Page 67)

   The merger is expected to be accounted for as a purchase under U.S. generally accepted accounting principles.

NO DISSENTERS' OR APPRAISAL RIGHTS (Pages 36 and 39)

   Chordiant and Prime Response stockholders will not be entitled to exercise dissenters' or appraisal rights in connection with the merger.

              COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND DATA

   Chordiant common stock and Prime Response common stock are listed on the Nasdaq National Market under the symbols "CHRD" and "PRME," respectively. This table sets forth, for the periods indicated, the range of high and low per share closing sales prices for Chordiant common stock and Prime Response common stock as reported on Nasdaq.

                                                                      Prime
                                                      Chordiant     Response
                                                    Common Stock  Common Stock
                                                         (1)           (2)
                                                    ------------- -------------
                                                     Low    High   Low    High
                                                    ------ ------ ------ ------
   Year Ended December 31, 2000
     First quarter................................. $16.25 $39.44 $15.25 $30.13
     Second quarter................................   5.44  16.63   3.31  18.13
     Third quarter.................................   7.38  17.98   4.00  10.63
     Fourth quarter................................   1.88   8.00   0.69   4.50
   Year Ended December 31, 2001
     First quarter (until February 23, 2001).......   2.63   4.94   0.94   2.73

--------
(1) Chordiant common stock commenced trading on the Nasdaq National Market on February 15, 2000.

(2) Prime Response common stock commenced trading on the Nasdaq National Market on March 3, 2000.

   As of the close of business on the record date, there were approximately 205 record holders of Chordiant common stock, and there were approximately 79 record holders of Prime Response common stock. Neither Chordiant nor Prime Response has ever paid cash dividends on its common stock. Chordiant and Prime Response intend to retain earnings, if any, to support the development of their respective businesses and neither anticipates paying cash dividends for the foreseeable future. Following the completion of the merger, Chordiant common stock will continue to be listed on the Nasdaq National Market, and there will be no further market for Prime Response common stock.

Recent Closing Prices

   The following table sets forth the closing per share sale prices of Chordiant common stock and Prime Response common stock as reported on the Nasdaq National Market and the estimated equivalent per share price, as explained below, of Prime Response common stock on January 8, 2001, the last full trading day before the public announcement of the proposed merger, and on February 23, 2001, the latest full trading day before the printing of this joint proxy statement/prospectus:

                                                            Estimated Equivalent
                                 Chordiant   Prime Response    Prime Response
                                Common Stock  Common Stock    Per Share Price
                                ------------ -------------- --------------------
   January 8, 2001.............    $2.75         $1.69             $1.65
   February 23, 2001...........    $2.88         $1.50             $1.73

   The estimated equivalent per share price of Prime Response common stock equals the exchange ratio of 0.60 multiplied by the price of a share of Chordiant common stock on the applicable date. If the merger had occurred on February 23, 2001, you would have received a fraction of a share of Chordiant common stock worth $1.73 on such date for each share of Prime Response common stock you owned. Because the exchange ratio is fixed at 0.60 of a share of Chordiant common stock for each share of Prime Response common stock and the market price of Chordiant common stock is subject to fluctuation, the market value of the shares of Chordiant common stock that holders of Prime Response common stock will receive in the merger may increase or decrease prior to and following the merger. We urge you to obtain current market quotations for Chordiant common stock and Prime Response common stock. No assurance can be given as to the future prices or markets for Chordiant common stock or Prime Response common stock.

                            CHORDIANT SOFTWARE, INC.

                         SUMMARY FINANCIAL INFORMATION
                     (in thousands, except per share data)

   You should read the following summary financial data together with "Chordiant Management's Discussion and Analysis of Financial Condition and Results of Operations" and the accompanying consolidated financial statements and related notes of Chordiant which are included in this joint proxy statement/prospectus.

                                                   Year Ended December 31,
                                                  ----------------------------
                                                    1998      1999      2000
                                                  --------  --------  --------
Consolidated Statement of Operations Data:
Total net revenues............................... $ 12,465  $ 17,588  $ 33,689
Gross profit.....................................    2,966     2,147    13,227
Loss from operations.............................  (17,880)  (22,351)  (38,377)
Net loss......................................... $(17,440) $(23,137) $(35,356)
Net loss per share:
  Basic and diluted.............................. $  (3.44) $  (4.34) $  (1.05)
  Weighted average shares used in computing basic
   and diluted net loss per share................    5,075     5,327    33,690

                                                                   As of
                                                                December 31,
                                                              -----------------
                                                                1999     2000
                                                              --------  -------
Consolidated Balance Sheet Data
Cash and cash equivalents.................................... $  6,719  $41,465
Working capital..............................................    1,833   60,529
Total assets.................................................   22,086  107,448
Short-term and long-term borrowings..........................   13,225      595
Deferred revenue short-term and long-term....................   10,196   30,045
Mandatorily redeemable convertible preferred stock...........   51,609      --
Stockholders' equity (deficit)...............................  (57,782)  63,320

                              PRIME RESPONSE, INC.

                         SUMMARY FINANCIAL INFORMATION
                     (in thousands, except per share data)

   You should read the following summary financial data together with "Prime Response Management's Discussion and Analysis of Financial Condition and Results of Operations" and the accompanying consolidated financial statements and related notes of Prime Response which are included in this joint proxy statement/prospectus.

                                                  Year Ended December 31,
                                                 ----------------------------
                                                   1998      1999      2000
                                                 --------  --------  --------
Consolidated Statement of Operations Data:
Total net revenues.............................. $ 16,536  $ 20,522  $ 28,863
Gross profit....................................    7,430    13,111    17,308
Loss from operations............................  (14,440)  (17,777)  (29,405)
Net loss........................................  (14,603)  (20,419)  (27,590)
Preferred stock dividends and recognition of
 beneficial conversion feature on preferred
 stock..........................................   (2,015)   (5,034)  (41,234)
Net loss attributable to common stockholders.... $(16,618) $(25,453) $(68,824)
Net loss per share:
  Basic and diluted............................. $  (2.36) $  (3.44) $  (3.77)
  Weighted average shares used in computing
   basic and diluted net loss per share.........    7,035     7,405    18,237

                                                             As of December
                                                                   31,
                                                            ------------------
                                                              1999      2000
                                                            ---------  -------
Consolidated Balance Sheet Data:
Cash and cash equivalents.................................. $   3,999  $27,139
Working capital (deficit)..................................    (1,280)  22,782
Total assets...............................................    25,515   51,082
Short-term and long-term debt and capital lease
 obligations...............................................     2,600       78
Redeemable convertible preferred stock and redeemable
 common stock..............................................    51,371       --
Stockholders' equity (deficit).............................   (44,496)  31,841

                 SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED
                             FINANCIAL INFORMATION

   The Summary Unaudited Pro Forma Combined Condensed Financial Information is derived from the Chordiant Software, Inc. Unaudited Pro Forma Combined Condensed Financial Information, which give effect to the merger as a purchase and should be read in conjunction with such Unaudited Pro Forma Combined Condensed Financial Statements and the notes thereto included elsewhere in this joint proxy statement/prospectus.

   The Unaudited Pro Forma Combined Condensed Balance Sheet gives effect to the proposed acquisition of Prime Response as if it occurred on December 31, 2000 and combines the Consolidated Balance Sheet of Chordiant as of December 31, 2000 and the Consolidated Balance Sheet of Prime Response as of
December 31, 2000. The Unaudited Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 2000 gives effect to the Prime Response acquisition as if it had occurred on January 1, 2000 and presents the Unaudited Pro Forma Combined Condensed Statement of Operations of Chordiant for the year ended December 31, 2000 combined with the Consolidated Statement of Operations of Prime Response for the year ended December 31, 2000. The Unaudited Pro Forma Combined Condensed Statement of Operations of Chordiant includes the historical results of operations of Chordiant for the year ended December 31, 2000 combined with the unaudited results of operations of White Spider Software, Inc. for the period from January 1, 2000 to July 18, 2000 as if the White Spider acquisition occurred on January 1, 2000.

   The Unaudited Pro Forma Combined Condensed Financial Information is based on estimates and assumptions, which are preliminary and have been made solely for purposes of developing such pro forma information. The pro forma information is presented for illustrative purposes only and is neither necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated on January 1, 2000, nor is it necessarily indicative of the future operating results or financial position of Chordiant following the merger.

   The Unaudited Pro Forma Combined Condensed Financial Information should be read in conjunction with the historical consolidated financial statements of Chordiant and Prime Response and related notes thereto, and "Chordiant Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Prime Response Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this joint proxy statement/prospectus.

                                                                   Year Ended
                                                                  December  31,
                                                                      2000
                                                                  -------------
                                                                       (in
                                                                   thousands,
                                                                   except per
                                                                   share data)
Unaudited Pro Forma Combined Condensed Statement of Operations
 Data:
Total net revenues...............................................   $  62,624
Gross profit.....................................................      30,432
Amortization of intangible assets................................       6,632
Loss from operations.............................................     (73,973)
Net loss.........................................................     (68,138)
Net loss attributable to common stockholders.....................   $(110,372)
Net loss per share:
 Basic and diluted...............................................   $   (2.39)
 Weighted average shares used in computing basic and diluted net
  loss per share.................................................      46,170

                                                                  As of December
                                                                     31, 2000
                                                                  --------------
                                                                  (in thousands)
Unaudited Pro Forma Combined Condensed Balance Sheet Data:
Cash and cash equivalents........................................    $ 68,604
Short-term investments...........................................      26,203
Working capital..................................................      79,429
Intangibles assets, net..........................................      21,910
Total assets.....................................................     170,635
Short-term and long-term borrowings..............................         595
Short-term and long-term deferred revenue........................      33,239
Total liabilities................................................      67,251
Total stockholders' equity.......................................     103,384

                           COMPARATIVE PER SHARE DATA

   The following table sets forth certain historical per share data of Chordiant and Prime Response and combined per share data on an unaudited pro forma basis after giving effect to the proposed merger, assuming that 0.60 share of Chordiant common stock will be issued in exchange for one share of Prime Response common stock in the merger. This data should be read in conjunction with the selected consolidated historical financial information, the Unaudited Pro Forma Combined Condensed Financial Information, and the separate consolidated historical financial statements of Chordiant and Prime Response and notes thereto (which are included elsewhere in this joint proxy statement/prospectus). The Unaudited Pro Forma Combined Condensed Financial data are not necessarily indicative of the operating results that would have been achieved had the merger been consummated as of the beginning of the periods presented and should not be construed as representative of future operating results or financial condition.

                                                                    Year Ended
                                                                   December 31,
                                                                       2000
                                                                   ------------
Historical--Chordiant
Net loss per share--basic and diluted............................     $(1.05)
Book value per share(1)..........................................     $ 1.66
Historical--Prime Response
Net loss per share attributable to common stockholders--basic and
 diluted.........................................................     $(3.77)
Book value per share(1)..........................................     $ 1.55

                                                                    Year Ended
                                                                   December 31,
                                                                       2000
                                                                   ------------
Unaudited pro forma combined net loss per share attributable to common stockholders
Per Chordiant share--basic and diluted(2)........................     $(2.39)
Per equivalent Prime Response share(3)--basic and diluted........     $(1.43)

                                                                       As of
                                                                    December 31,
                                                                        2000
                                                                    ------------
Unaudited pro forma combined book value per share(4)
Per Chordiant share................................................    $2.05
Per equivalent Prime Response share(3).............................    $1.23

--------
(1) The historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at December 31, 2000.

(2) The pro forma combined net loss per share for the year ended December 31, 2000 is computed by dividing pro forma net loss for the year ended December 31, 2000 by the pro forma number of weighted average Chordiant shares outstanding at December 31, 2000, assuming that the proposed merger had occurred on January 1, 2000.

(3) The Prime Response equivalent pro forma combined amounts are computed by multiplying the Chordiant pro forma amounts by the exchange ratio of 0.60.

(4) The pro forma combined net book value per share as of December 31, 2000 is computed by dividing pro forma stockholders' equity by the pro forma number of shares outstanding as of December 31, 2000.

                                  RISK FACTORS

   You should consider the following risk factors in evaluating whether to approve the issuance of shares of Chordiant common stock in the merger or the adoption of the merger agreement. These factors should be considered in conjunction with the other information included in this joint proxy statement/prospectus.

Risks Relating to the Merger

 If Chordiant does not successfully integrate the business and technology of Prime Response and realize the expected benefits of the merger, it will have incurred significant costs, which may harm its business.

   Chordiant expects to incur costs and commit significant management time integrating Prime Response's operations, technology, development programs, products, clients and personnel. These costs may be substantial and may include costs for:

  . integration of operations, including combining teams and processes in various functional areas;

  . fees and expenses of professionals and consultants involved in completing the integration process;

  . reorganization or closure of facilities;

  . incurring potential existing liabilities of Prime Response; and

  . integration of technology and products.

   If Chordiant does not realize the expected benefits of the merger, Chordiant's financial results, including earnings per share, will be adversely affected.

   Achieving the benefits of the merger will depend in part on the successful integration of Prime Response's operations, technology, development programs, products, clients and personnel in a timely and efficient manner and maintaining Prime Response's relationships with key clients and strategic partners. Integration efforts may be difficult and unpredictable because of possible cultural conflicts and different opinions on technical decisions, strategic plans, personnel and other decisions. Chordiant does not know whether it will be successful in these integration efforts and cannot assure you that it will realize the expected benefits of the merger. If Chordiant cannot successfully integrate Prime Response's operations, technology, development programs, products, clients and personnel and maintain Prime Response's relationships with key clients and strategic partners, the combined company may not realize the expected benefits of the merger and/or its business, financial condition or results of operations may be seriously harmed.

 Integrating the business of Prime Response may divert the attention of the management of both Prime Response and Chordiant away from operations.

   Successful integration of Prime Response's operations, technology, products and personnel will place a significant burden on the management and internal resources of Chordiant and Prime Response. The diversion of the attention of management of Chordiant and Prime Response and any difficulties encountered in the transition and integration process could have a material adverse effect on the future business, financial condition and operating results of the combined company.

 Failure to retain key employees could diminish the benefits of the merger.

   The successful combination of Chordiant and Prime Response will depend in part on the retention of key personnel. If key Chordiant or Prime Response employees terminate their employment after the merger, Chordiant may not be able to close existing sales opportunities, integrate Prime Response's products into Chordiant's product line, complete existing Prime Response product development projects or develop new product offerings. There can be no assurance that Chordiant will be able to retain certain of Prime Response's key management, technical, sales and customer support personnel. Failure to retain such key personnel may result in Chordiant not realizing the anticipated benefits of the merger causing the future business, financial condition and operating results of the combined company to be harmed.

 Because Prime Response stockholders will receive a fixed number of shares of Chordiant common stock in the merger, if the market price of Chordiant common stock declines, the value of the merger consideration received by Prime Response stockholders will be reduced.

   Each Prime Response stockholder will receive 0.60 of a share of Chordiant common stock in exchange for each share of Prime Response common stock that such stockholder owns. The fraction of a share of Chordiant common stock to be issued for each share of Prime Response common stock is fixed and will not be adjusted based upon changes in the value of Chordiant common stock or changes in the value of Prime Response common stock. No fractional shares of Chordiant common stock will be issued, and Prime Response stockholders will receive cash in lieu of any fractional share of Chordiant common stock that they would otherwise be entitled to receive in the merger.

   The value of the Chordiant shares that Prime Response stockholders will receive in the merger will not be known until the time of completion of the merger, and will change as the market price of Chordiant common stock goes up or down prior to that time. In recent years, and particularly in recent months, the stock market in general, and the securities of technology companies in particular, have experienced extreme price and volume fluctuations. These market fluctuations have, and may in the future, adversely affect the market price of Chordiant common stock. In addition, events or circumstances specific to Chordiant could cause the price of its common stock to decline. See "Risk Factors--Risks Relating to Chordiant." The market price of Chordiant common stock upon and after completion of the merger could be lower than the market price on the date of the merger agreement, the current market price and/or the market price on the date of the special stockholder meeting or the date a Prime Response stockholder votes on the adoption of the merger agreement. Prime Response stockholders should obtain recent market quotations of Chordiant common stock and Prime Response common stock before they vote on adoption of the merger agreement.

 Failure to complete the merger could adversely affect Prime Response's and Chordiant's respective stock prices, future business and operations.

   If the merger is not completed for any reason, Prime Response and Chordiant may be subject to a number of material risks, including the following:

  . the price of Prime Response and/or Chordiant common stock may decline to the extent that the market price prior to such termination reflects a market assumption that the merger will be completed; and

  . costs related to the merger, such as legal, accounting and financial advisor fees, must be paid even if the merger is not completed.

   In addition, Chordiant's or Prime Response's partners and customers, in response to the announcement or pendency of the merger, may delay or defer decisions to purchase products of either company or enter into business relationships with either company. Any delay or deferral of those decisions by partners and customers, or a decision by any of these parties to discontinue its relationship with Prime Response or Chordiant, could have a material adverse effect on the business of the relevant company. Similarly, until Chordiant's plans with regard to Prime Response are announced or fully executed, current and prospective Chordiant or Prime Response employees may experience uncertainty about their future roles with Chordiant. For example, Prime Response terminated approximately 15 employees during January 2001 and there may be additional layoffs when the merger is completed. Furthermore, recently James Carling, one of Prime Response's founders and Chief Technology Officer, Peter J. Boni, Prime Response's President and Chief Executive Officer, Paul Lavallee, Prime Response's President, Americas and Frederick Phillips, Prime Response's Chief Financial Officer have tendered their resignations to Prime Response. This may adversely affect Chordiant's or Prime Response's ability to attract and retain key personnel or enter into business relationships with prospective partners and/or customers.

 Failure to complete the merger may require Prime Response to pay Chordiant a termination fee and to reimburse Chordiant for its merger-related expenses.

   Prime Response may be required under certain circumstances to pay Chordiant a termination fee of $1.0 million plus reimburse Chordiant for up to $2.0 million in merger-related expenses.

   Further, if the merger were terminated and the Prime Response board of directors decided to seek another merger or business combination, there would be no assurance that it would be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid in the merger. In addition, while the merger agreement is in effect, subject to very narrowly defined exceptions, Prime Response is prohibited from soliciting, initiating, encouraging or entering into certain transactions such as a merger, sale of assets or other business combination with any party other than Chordiant.

 The market price of Chordiant common stock may decline as a result of the merger.

   The market price of Chordiant common stock may decline as a result of the merger if:

  . the integration of the business and operations of Prime Response is unsuccessful;

  . Chordiant does not achieve the perceived benefits and cost savings of the merger as rapidly or to the extent anticipated by securities analysts or investors;

  . Chordiant or Prime Response incurs liabilities that are not anticipated or greater than expected by either company's securities analysts or investors; or

  . the effect of the merger on financial results is not consistent with the expectations of securities analysts or investors.

 Both Chordiant and Prime Response must complete the merger even if a material adverse effect on the business, financial condition or results of operations of either company occurs prior to the consummation of the merger.

   Pursuant to the terms of the merger agreement, both Chordiant and Prime Response would have to consummate the merger even if during the pre-closing period and after the respective special meetings of stockholders, a change, effect, event, occurrence, state of facts or development occurs that has had or could reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Prime Response and its subsidiaries or Chordiant and its subsidiaries. For example, if either company's quarterly revenues or operating results fall below the expectations of securities analysts, this event, in and of itself, would not allow either Chordiant or Prime Response to not complete the merger.

 Prime Response's officers and directors have conflicts of interest that may have influenced them to recommend the adoption of the merger agreement.

   The directors and officers of Prime Response participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or in addition to other Prime Response stockholders including the following:

  . Pursuant to employment agreements with Prime Response, a number of executives of Prime Response will receive certain severance or other benefits in connection with the merger, including the payment of salary, benefits and the acceleration of vesting of options. Please see "The Merger--Interests of Prime Response's Officers and Directors in the Merger" and "Prime Response Management--Employment Agreements" for a more complete description of these agreements.

  . Chordiant has agreed to cause the surviving corporation in the merger to indemnify each present and former Prime Response officer and director against liabilities arising out of such person's services as an officer or director. Chordiant will cause the surviving corporation to maintain officers' and directors' liability insurance to cover any such liabilities for the next three years.

   For the above reasons, the directors and officers of Prime Response could be more likely to vote for the adoption of the merger agreement than if they did not hold these interests. Prime Response stockholders should consider whether these interests may have influenced these directors and officers to support or recommend adoption of the merger agreement.

Risks Relating to Chordiant

 Because Chordiant's short operating history makes it difficult to evaluate its prospects, Chordiant's future financial performance may disappoint investors and result in a decline in Chordiant's stock price.

   You must consider Chordiant's prospects given the risks, expenses and challenges Chordiant might encounter because the company is at an early stage of development and growth in a new and rapidly evolving market. Until September 1997, Chordiant was engaged primarily in the research and development of its software products. Chordiant licensed its first product in September 1997 and Chordiant's sales and service organizations are relatively new and still growing. Due to Chordiant's short operating history, Chordiant's future financial performance is not predictable and may disappoint investors and result in a substantial decline in Chordiant's stock price. The revenue and income potential of Chordiant's products are unproven.

 Chordiant expects to continue to incur losses and may not achieve or maintain profitability, which may cause Chordiant's stock price to decline.

   Chordiant incurred net losses of $35.4 million for the year ended December 31, 2000. As of December 31, 2000, Chordiant had an accumulated deficit of $97.9 million. Chordiant expects to continue to incur losses on both a quarterly and annual basis at least through the first half of 2001. Moreover, Chordiant expects to continue to incur significant sales and marketing and research and development expenses and expenses to establish additional sales offices domestically and internationally, and, as a result, Chordiant will need to generate significant revenues to achieve and maintain profitability. Chordiant cannot be certain that Chordiant can sustain this growth or that it will generate sufficient revenues to achieve profitability.

 Chordiant's operating results fluctuate significantly and an unanticipated decline in revenues may disappoint investors and result in a decline in Chordiant's stock price.

   Chordiant's quarterly revenues will depend primarily upon product implementation by its customers. Chordiant has historically recognized most of the company's license and services revenue using the percentage-of-completion method using labor hours incurred as the measure of progress towards completion of implementation of Chordiant's products and Chordiant expects this practice to continue. Thus, delays in implementation by Chordiant customers and system integration partners will reduce Chordiant's quarterly revenue. Historically, a substantial portion of new customer orders have been booked in the third month of the calendar quarter, with a concentration of these bookings in the last two weeks of the third month. Chordiant expects this trend to continue and, therefore, any failure or delay in bookings would decrease Chordiant's quarterly deferred revenue. If Chordiant's revenues or operating margins are below the expectations of any securities analysts that may analyze Chordiant, or investors, Chordiant's stock price is likely to decline.

 Chordiant has limited experience with large-scale deployments and if Chordiant's products do not successfully operate in a company-wide environment, Chordiant may lose sales and suffer decreased revenues.

   If existing customers have difficulty deploying Chordiant's products or choose not to fully deploy the products, particularly in large-scale deployments, it could damage Chordiant's reputation and reduce revenues. Chordiant's success requires that the company's products be highly scalable, or able to accommodate substantial increases in the number of users. To date, no large-scale deployment has been operating at any customer site and Chordiant's products are currently being used by only a limited number of users. Chordiant's products are expected to be deployed on a variety of computer hardware platforms and to be used in connection with a number of third-party software applications by personnel who may not have previously used application software systems or Chordiant's products. These deployments present very significant technical challenges, which are difficult or impossible to predict.

 Failure to successfully customize or implement Chordiant's products for a customer could prevent recognition of revenues, collection of amounts due or cause legal claims by the customer.

   If a customer is not able to customize or deploy Chordiant's products successfully, the customer may not complete expected product deployment, which would prevent recognition of revenues and collection of amounts due, and could result in claims against Chordiant. Chordiant has, in the past, had disputes with customers concerning product performance. One dispute, from a 1995 consulting agreement, resulted in a settlement following contractually-required mediation. One, from a 1997 product license, resulted in a settlement following litigation. One, from a product license and related service agreements, was resolved in February, 2000 when the company entered into a new agreement with the client, Chase Manhattan Mortgage Corporation. For further details regarding the Chase dispute, see "Chordiant Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this joint proxy statement/prospectus.

 Chordiant's primary products have a long sales and implementation cycle, which makes it difficult to predict Chordiant's quarterly results and may cause operating results to vary significantly.

   The period between initial contact with a prospective customer and the implementation of Chordiant's products is unpredictable and often lengthy, ranging to date from three to twenty-four months. Thus, deferred revenue could vary significantly from quarter to quarter. Any delays in the implementation of Chordiant's products could cause reductions in Chordiant's revenues. The licensing of Chordiant's products is often an enterprise-wide decision that generally requires Chordiant to provide a significant level of education to prospective customers about the use and benefits of Chordiant's products. The implementation of Chordiant's products involves significant commitment of technical and financial resources and is commonly associated with substantial implementation efforts that may be performed by Chordiant, by the customer or by third-party system integrators. Customers generally consider a wide range of issues before committing to purchase Chordiant's products, including product benefits, ability to operate with existing and future computer systems, ability to accommodate increased transaction volume and product reliability.

 Because a small number of customers account for a substantial portion of Chordiant's software license revenues, Chordiant's revenues could decline if Chordiant loses a major customer.

   Chordiant derives a significant portion of its software license revenues in each quarter from a limited number of customers. Loss of a major customer in a particular quarter could cause a decrease in revenue, deferred revenues and net income. For the year ended December 31, 2000, revenues from Electronic Data Systems Corporation (EDS), Lloyds TSB and Direct Line Group Services Limited accounted for approximately 30%, 19% and 14% of Chordiant's total net revenues. For the fiscal year ended December 31, 1999, revenues from Chase Manhattan Mortgage Corporation, First USA and EDS accounted for 30%, 19%, and 15% of Chordiant's total net revenues. Chordiant expects that a limited number of customers will continue to account for a substantial portion of the company's revenues. As a result, if Chordiant loses a major customer, if a contract is delayed or cancelled, Chordiant's revenues would be adversely affected. In addition, customers that have accounted for significant revenues in the past may not generate revenues in any future period causing Chordiant's failure to obtain new significant customers or additional orders from existing customers to materially affect Chordiant's operating results.

 Defects in Chordiant's products could diminish demand for Chordiant's products and result in decreased revenues, decreased market acceptance and injury to Chordiant's reputation.

   Errors may be found from time to time in Chordiant's new or enhanced products after commencement of commercial shipments resulting in decreased revenues, decreased sales, injury to Chordiant's reputation and/or increased warranty and repair costs. Although Chordiant conducts extensive product testing during product development, Chordiant has in the past discovered software errors in Chordiant's products as well as in third party products, and as a result has experienced delays in the shipment of its new products. The latest version of Chordiant's primary product suite was introduced in June 2000.

 Chordiant's failure to maintain strong relationships with system integrators would harm Chordiant's ability to market and implement Chordiant's products and reduce future revenues.

   Failure to establish or maintain relationships with systems integrators would significantly harm Chordiant's ability to license Chordiant's software products. System integrators install and deploy Chordiant's products, in addition to those of Chordiant's competitors, and perform custom integration of systems and applications. Some system integrators also engage in joint marketing and sales efforts with Chordiant. If these relationships fail, Chordiant will have to devote substantially more resources to the sales and marketing, implementation and support of Chordiant's products than it would have to otherwise. Chordiant's efforts may also not be as effective as those of the system integrators, which could reduce revenues. In many cases, these parties have extensive relationships with Chordiant's existing and potential customers and influence the decisions of these customers. A number of Chordiant's competitors have stronger relationships with these system integrators and, as a result, these system integrators may be more likely to recommend competitors' products and services.

   In particular, Chordiant has established a non-exclusive relationship with Electronic Data Systems Corporation, or EDS, a large system integrator and one of Chordiant's principal stockholders. For the fiscal year ended December 31, 2000 and the fiscal year ended December 31, 1999, approximately 30% and 15%, respectively, of Chordiant's revenues were derived from customers for whom Electronic Data Systems has been engaged to provide software and system integration services. Deterioration of Chordiant's relationship with Electronic Data Systems could have a material adverse effect on sales of Chordiant's products.

 To date, Chordiant's sales have been concentrated in the financial services, travel and leisure, automotive and telecommunications markets and if Chordiant is unable to continue sales in these markets or successfully penetrate new markets, Chordiant's revenues may decline.

   Sales of Chordiant's products and services in four markets--financial services, travel and leisure, automotive and telecommunications--accounted for 86% of total net revenues for the year ended December 31, 2000 and 87% of total net revenues for the fiscal year ended December 31, 1999. Chordiant expects that revenues from these four markets will continue to account for a substantial portion of Chordiant's total net revenues in 2001. If Chordiant is unable to successfully increase penetration of Chordiant's existing markets or achieve sales in additional markets, or if the overall economic climate of Chordiant's target markets deteriorates, Chordiant's revenues may decline.

 Continued negative gross margin in services revenues could adversely impact Chordiant's overall gross margin and income.

   Chordiant's gross margin in services revenues has historically been negative. Service revenues have also had lower gross margins than Chordiant's license revenues. As a result, an increase in the percentage of total net revenues represented by services revenues, or an unexpected decrease in license revenues, could have a detrimental impact on Chordiant's overall gross margins. Chordiant anticipates that service revenues will continue to represent over 30% of total net revenues. To increase services revenues, Chordiant must expand Chordiant's services organization, successfully recruit and train a sufficient number of qualified services personnel, and obtain renewals of current maintenance contracts by Chordiant's customers. This expansion could further reduce gross margins in Chordiant's service revenues.

 Because competition for qualified personnel is intense, Chordiant may not be able to retain or recruit personnel, which could impact the development and sales of Chordiant's products.

   If Chordiant is unable to hire or retain qualified personnel, or if newly hired personnel fails to develop the necessary skills or fails to reach expected levels of productivity, Chordiant's ability to develop and market Chordiant's products will be weakened. Chordiant's success depends largely on the continued contributions of Chordiant's key management, engineering, sales and marketing and professional services personnel, including Samuel T. Spadafora, Chordiant's chairman of the board of directors and chief executive officer and Stephen Kelly, Chordiant's president and chief operating officer. Except for Chordiant's chief executive officer and president and chief operating officer, Chordiant does not have employment agreements with any of Chordiant's key personnel. Chordiant has experienced turnover in Chordiant's key personnel in the recent past.

   In particular, Chordiant's ability to increase Chordiant's sales will depend on Chordiant's ability to recruit, train and retain top quality sales people who are able to target prospective customers' senior management, and who can productively generate and service large accounts. There is a shortage of qualified sales personnel and competition for such personnel is intense, particularly in the Silicon Valley where Chordiant's principal offices are located and in the markets in which Chordiant competes.

 Chordiant depends on technology licensed to Chordiant by third parties, and the loss or inability to maintain these licenses could prevent or delay sales of Chordiant's products.

   Chordiant licenses technology from several software providers that is incorporated in Chordiant's products. In particular, Chordiant licenses Forte Tool and related Forte products from Forte Software, Inc., a Sun Microsystems, Inc. company. Chordiant's license agreement with Forte expires in September 2001, and can be extended upon agreement of the parties. Chordiant anticipates that Chordiant will continue to license technology from Forte and other third parties in the future. This software may not continue to be available on commercially reasonable terms, if at all. The loss of the Forte technology or other technology licenses could result in delays in the license of Chordiant's products until equivalent technology, if available, is developed or identified, licensed and integrated into Chordiant's products. Even if substitute technologies are available, there can be no guarantee that Chordiant will be able to license these technologies on commercially reasonable terms, if at all.

 Defects in third party products associated with Chordiant's products could impair Chordiant's products' functionality and injure Chordiant's reputation.

   The effective implementation of Chordiant's products depends upon the successful operation of third party products in conjunction with Chordiant's products. Any undetected errors in these products could prevent the implementation or impair the functionality of Chordiant's products, delay new product introductions or injure Chordiant's reputation. In the past, while Chordiant's business has not been materially harmed, product releases have been delayed as a result of errors in third-party software and Chordiant has incurred significant expenses fixing and investigating the cause of these errors.

 Chordiant's customers and system integration partners have the ability to alter Chordiant's source code and inappropriate alterations could adversely affect the performance of Chordiant's products, cause injury to Chordiant's reputation and increase operating expenses.

   Customers and system integration partners have access to Chordiant's computer source code when they license Chordiant's products and may alter the source code. Alteration may lead to implementation, operation, technical support and upgrade problems for Chordiant's customers. This could adversely affect the market acceptance of Chordiant's products, and any necessary investigative work and repairs could cause Chordiant to incur significant expenses and delays in implementation.

 If Chordiant fails to introduce new versions and releases of Chordiant's products in a timely manner, customers may license competing products and Chordiant's revenues may decline.

   If Chordiant is unable to ship or implement enhancements to Chordiant's products when planned, or fails to achieve timely market acceptance of these enhancements, Chordiant may suffer lost sales and could fail to achieve anticipated revenues. A majority of Chordiant's total revenues have been, and are expected to be, derived from the license of Chordiant's primary product suite. Chordiant's future operating results will depend on the demand for these products by future customers, including new and enhanced releases that are subsequently introduced. If Chordiant's competitors release new products that are superior to Chordiant's products in performance or price, or if Chordiant fails to enhance Chordiant's products and introduce new features and functionality in a timely manner, demand for Chordiant's products may decline. Chordiant has in the past experienced delays in the planned release dates of new versions of Chordiant's software products and upgrades. New versions or Chordiant's products may not be released on schedule or may contain defects when released.

 If Chordiant's products do not operate with the hardware and software platforms used by Chordiant's customers, customers may license competing products and Chordiant's revenues will decline.

   If Chordiant's products fail to satisfy advancing technological requirements, the market acceptance of these products could be reduced. Chordiant currently serves a customer base with a wide variety of constantly changing hardware, software applications and networking platforms. Customer acceptance of Chordiant's products depends on many factors such as:

  . Chordiant's ability to integrate Chordiant's products with multiple platforms and existing or legacy systems;

  . Chordiant's ability to anticipate and support new standards, especially
    Internet and enterprise Java standards; and

  . the integration of additional software modules and third party software applications with Chordiant's existing products.

 Chordiant's reliance on international operations may cause increased operating expenses and cause Chordiant's net income to decline.

   During the fiscal year ended December 31, 2000, international revenues were $25.8 million or approximately 77% of Chordiant's total net revenues. During the fiscal year ended December 31, 1999, international revenues were $6.6 million or approximately 38% of Chordiant's total net revenues. Chordiant expects international revenues will continue to represent a significant portion of Chordiant's total net revenues in future periods.

   Chordiant has faced, and will continue to face, risks associated with:

  . difficulties in managing Chordiant's widespread operations;

  . difficulties in hiring qualified local personnel;

  . seasonal fluctuations in customer orders;

  . longer accounts receivable collection cycles;

  . expenses associated with products used in foreign markets;

  . currency fluctuation and hedging activities; and

  . economic downturns in international economies.

   Any of these factors could have a significant impact on Chordiant's ability to license products on a competitive and timely basis and adversely affect Chordiant's operating expenses and net income.

   Chordiant's international sales are both U.S. dollar and local currency denominated. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make Chordiant's products less competitive in international markets and could negatively affect Chordiant's operating results and cash flows.

 International expansion could be difficult and Chordiant may not achieve sales growth.

   If Chordiant is unable to expand Chordiant's international operations and sales, and build relationships with third parties outside the United States on a timely basis, Chordiant may not achieve anticipated sales growth. Chordiant has expanded, and intends to continue expanding, its international operations and enter additional international markets. In October 1997, Chordiant opened an office in London, England and during 1999 and 2000, Chordiant opened offices in the Netherlands and Germany. To increase Chordiant's international sales opportunities, Chordiant will need to further develop Chordiant's international sales, professional services and support organizations, and Chordiant will need to form additional relationships with system integration partners worldwide.

 Chordiant's failure to integrate successfully Chordiant's acquired companies could prevent Chordiant from operating efficiently.

   On July 19, 2000, Chordiant completed an acquisition of White Spider Software, Inc., an early stage software company that has completed development of a beta version of a knowledge management software product. Upon the closing date, White Spider became a wholly-owned subsidiary of Chordiant. Chordiant's business strategy includes pursuing opportunities to grow Chordiant's business, both internally and through selective acquisitions and various types of business combinations. To implement this strategy, Chordiant may in the future be involved in additional merger and acquisition transactions like the acquisition of Prime Response. Acquisition transactions are motivated by many factors, including Chordiant's desire to acquire skilled personnel, Chordiant's desire to obtain new technologies and Chordiant's desire to expand and enhance Chordiant's product offerings. Growth through acquisitions has several identifiable risks including difficulties associated with successfully integrating the previously distinct businesses into Chordiant's organization, the substantial management time devoted to integrating the companies, the possibility that Chordiant might not be successful in retaining the employees of the acquired companies, undisclosed liabilities, the failure to realize anticipated benefits (such as cost savings and synergies) and issues related to integrating acquired technology or content into Chordiant's products and media properties (such as unanticipated expenses). Realization of any of these risks in connection with any mergers or acquisitions Chordiant has entered into, or may enter into, could have a material adverse effect on Chordiant's business, operating results and financial condition.

 Competition in Chordiant's markets is intense and could reduce Chordiant's sales and prevent Chordiant from achieving profitability.

   Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could reduce Chordiant's future revenues. The market for Chordiant's products is intensely competitive, evolving and subject to rapid technological change. The intensity of competition is expected to increase in the future. Chordiant's current competitors include:

  . Internal information technology departments: In-house information technology departments of potential customers have developed or may develop systems that provide some or all of the functionality of Chordiant's products. Chordiant expects that internally developed application integration and process automation efforts will continue to be a significant source of competition.

  . Point application vendors: Chordiant competes with providers of stand-alone point solutions for Web- based customer relationship management and traditional client/server-based, call-center service customer and salesforce automation solution providers.

   Many of Chordiant's competitors have greater resources and broader customer relationships than Chordiant does. In addition, many of these competitors have extensive knowledge of Chordiant's industry. Current and

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

potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to offer a single solution and increase the ability of their products to address customer needs.

 If Chordiant is unable to protect Chordiant's intellectual property, Chordiant may lose a valuable asset or incur costly litigation to protect Chordiant's rights.

   Chordiant's success and ability to compete depends upon Chordiant's proprietary technology. Chordiant relies on trademark, trade secret and copyright laws to protect Chordiant's intellectual property. Chordiant has no patents or patent applications. Chordiant ships source code to Chordiant's customers and third party system integrators and partners are given access to it. Despite Chordiant's efforts to protect Chordiant's intellectual property, a third party could copy or obtain the source code to Chordiant's software or other proprietary information without authorization and/or could develop software competitive to the company's. Chordiant's means of protecting Chordiant's proprietary rights may not be adequate and Chordiant's competitors may independently develop similar technology or duplicate Chordiant's products.

   Chordiant may have to litigate to enforce Chordiant's intellectual property rights, to protect Chordiant's trade secrets or know-how or to determine their scope, validity or enforceability. Enforcing or defending Chordiant's proprietary technology is expensive, could cause the diversion of Chordiant's resources and may not prove successful. Chordiant's protective measures may prove inadequate to protect Chordiant's proprietary rights. If Chordiant is unable to protect Chordiant's intellectual property, Chordiant may lose a valuable asset or incur costly litigation to protect Chordiant's rights.

 If Chordiant becomes subject to intellectual property infringement claims, these claims could be costly and time-consuming to defend, divert management's attention and cause product delays, and have an adverse effect on Chordiant's revenues and net income.

   Chordiant expects that software product developers and providers of software in markets similar to Chordiant's target markets will increasingly be subject to infringement claims as the number of products and competitors in Chordiant's industry grows and the functionality of products overlaps. Any claims, with or without merit, could be costly and time-consuming to defend, divert Chordiant's management's attention, or cause product delays. Chordiant has no patents or patent applications that Chordiant could use defensively against any company bringing such a claim. If any of Chordiant's products were found to infringe a third party's proprietary rights, Chordiant could be required to enter into royalty or licensing agreements to be able to sell Chordiant's products. Royalty and licensing agreements, if required, may not be available on terms acceptable to Chordiant or at all.

 Chordiant's stock price is subject to significant fluctuations.

   Since Chordiant's initial public offering in February 2000, the price of Chordiant's common stock has fluctuated widely. Chordiant believes that factors such as the risks described herein or other factors could cause the price of its common stock to fluctuate, perhaps substantially. In addition, recently, the stock market, in general, and the market for high technology stocks in particular, has experienced extreme price fluctuations, which have often been unrelated to the operating performance of the affected companies. Such fluctuations could adversely affect the market price of Chordiant's common stock.

Risks Relating to Prime Response

 Prime Response has incurred substantial operating losses and may not be profitable in the future.

   Prime Response is subject to risks and uncertainties common to growing technology-based companies, including rapid technological developments, reliance on continued development and acceptance of the Internet, intense competition and a limited operating history. In 1995, Prime Response began to transition from a marketing database service bureau to a software company. Since that time, Prime Response has incurred substantial operating losses. Prime Response cannot be certain if or when it will become profitable. Furthermore, Prime Response expects to incur net losses and negative operating cash flow on both a quarterly and annual basis for the foreseeable future. As a result, Prime Response will need to generate significant revenues to achieve and maintain profitability.

 If the merger with Chordiant does not close, Prime Response may need to find additional capital in order to continue to support its business.

   Prime Response believes that its existing balance of cash and cash equivalents will be sufficient to meet its working capital and anticipated capital expenditure needs for at least the next 12 months. In the event that the impending merger with Chordiant does not close, Prime Response may require additional sources of funds to continue to support its business. There can be no assurance that such capital, if needed, will be available or will be available on terms which Prime Response finds acceptable.

 Prime Response's quarterly operating results may fluctuate because it depends on a relatively small number of large orders.

   Prime Response derives a significant portion of its software license revenues in each quarter from a relatively small number of relatively large orders. The criteria for a client's acceptance of a product may delay Prime Response's ability to recognize revenue from the products Prime Response delivers in any particular quarter. Prime Response's operating results for a particular fiscal period could be materially adversely affected if it is unable to complete those transactions, or satisfy a client's acceptance criteria on schedule or at anticipated performance levels. Although Prime Response has experienced revenue growth in recent periods, it cannot be certain that these growth rates will be sustainable or that Prime Response will ever generate revenues at a level sufficient to cover its anticipated expenses, if at all.

 Disappointing quarterly revenues or operating results could cause the price of Prime Response common stock to fall.

   Prime Response's quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Therefore, you should not rely on period-to-period comparisons of revenues or results of operations as an indication of future performance. Recently, Prime Response's quarterly revenues and operating results have fallen below the expectations of investors and securities analysts. If this trend were to continue, the price of Prime Response common stock could decline.

 Prime Response's quarterly license revenues may fluctuate as a result of a variety of factors, including the following:

  . software license revenues in any quarter depend on contracts being consummated, orders delivered and the satisfaction of any existing client acceptance criteria in that quarter;

  . the market in which Prime Response competes is relatively new and rapidly evolving;

  . Prime Response expects that, for the foreseeable future, revenues will come primarily from software licenses with a relatively small number of clients, so delays, cancellations of orders, or non-acceptance of its software by a few clients can significantly impact revenues within a quarter;

  . Prime Response's sales and implementation cycle is relatively long; and

  . revenues will be affected by the timing of the introduction of new products, new product platforms or product enhancements by Prime Response or its competitors.

   Any decline in license revenues is also likely to cause a decline in Prime Response's services and support revenues in the same quarter or in subsequent quarters.

 If Prime Response's products cannot be successfully installed or operated, Prime Response could be prevented from recognizing revenues, collecting amounts due or become subject to legal claims by the client.

   If Prime Response's products cannot be successfully installed or operated, Prime Response's clients may not complete expected product deployment, which may prevent fulfillment of acceptance criteria and accordingly affect the recognition of revenues, the collection of amounts due or could result in legal claims being brought against Prime Response by its clients.

 Prime Response's product has a relatively long sales and implementation cycle, which makes it difficult to predict its quarterly results and may cause operating results to vary significantly.

   The period between initial contact with a prospective client and the implementation of Prime Response's product is unpredictable and often relatively lengthy, averaging approximately six months. Any delays in the installation or operation of Prime Response's product could cause reductions or deferrals in its revenues. The licensing of Prime Response's products can be an enterprise-wide decision that generally requires Prime Response to provide a significant level of education to prospective clients about the use and benefits of its products. The implementation of Prime Response's products involves significant commitment of resources and is commonly associated with implementation efforts that may be performed by Prime Response, by the client or by third-party system integrators. The typical Prime Response client generally considers a wide range of issues before committing to purchase Prime Response's products, including product benefits, ability to operate with existing and future computer systems, ability to accommodate increased transaction volume and product reliability.

 Seasonal trends may cause Prime Response's quarterly operating results to fluctuate, which may adversely affect the market price of Prime Response common stock.

   Due to the fact that Prime Response does a significant percentage of its business in Europe, which typically experiences a slowdown in business during the summer months and because its products typically involve a significant initial investment, the availability of which is often dependent on a client's fiscal period, Prime Response may experience seasonal fluctuations in quarterly revenues and operating results. If Prime Response consistently experiences these revenue fluctuations, securities analysts and investors may not be able to predict Prime Response's quarterly or annual operating results. Failure to meet the expectations of securities analysts or investors could result in a decline in the price of Prime Response common stock.

 Prime Response's results of operations would be adversely affected if its investments in personnel and infrastructure do not correspond with the timing of revenue generated as a result of such investments.

   Most of Prime Response's expenses, such as employee compensation, sales and marketing expenses, computer equipment costs and rent for properties, are either relatively fixed in the short term or incurred in advance of sales. In addition, Prime Response's expense levels are based in part on its expectations regarding future revenues. As a result, if revenues for a particular quarter are below expectations, Prime Response will most likely not be able to proportionately reduce operating expenses for that quarter. Therefore, a shortfall in revenues would have a disproportionate effect on its expected operating results for that quarter and could cause the trading price of Prime Response common stock to decline.

 Prime Response may incur charges against its earnings which could have an adverse impact on results of operations.

   Prime Response has issued warrants to purchase shares of the common stock of Prime Response to Accenture (formerly known as Andersen Consulting) which become exercisable upon the attainment of certain revenue targets and market capitalization levels. Because Prime Response cannot predict if and when these targets will be attained, it cannot predict when charges to expenses related to these warrants will be incurred. Furthermore, the amount of these charges will depend on the price of Prime Response common stock when the warrants are earned. During the year ended December 31, 2000, Prime Response has incurred non-cash sales and marketing expenses of $176,000, respectively, in connection with these warrants. As a result of these non-cash expenses, any quarter in which Prime Response incurs charges in connection with the issuance of these warrants could result in Prime Response having operating results lower than those expected by securities analysts or investors which could cause the price of Prime Response common stock to decline.

 Prime Response has recently released new products and is dependent on their market acceptance to achieve Prime Response's revenue goals.

   Prime Response has released new products based upon Prime@Vantage, its pre-existing software architecture. Achievement of Prime Response's overall business goals is dependent upon the sustained market acceptance at desired pricing levels of these new products as well as their ability to perform at expected levels. If these products do not achieve and sustain market acceptance due to bugs, a lack of functionality considered important in the marketplace or any other reason, Prime Response will experience a material adverse effect on its business, prospects, operating results and financial condition and may become subject to litigation or claims from clients.

 Prime Response's clients may not elect to migrate to the Prime@Vantage architecture and may require Prime Response to support Prime Response's old software architecture.

   Recently, Prime Response has notified its clients operating the Prime Vantage software product on an Oracle platform that it will no longer support such product after March 31, 2001. Accordingly, clients who do not elect to migrate to the Prime@Vantage architecture may seek to force Prime Response to support the old software architecture resulting in a possible delay in new product acceptance which could affect Prime Response's operating results.

 Prime Response's failure to increase its North American revenues and operations would adversely affect its operating results and financial condition.

   Prime Response believes that it must expand its sales activities, partnership relationships, product and service offerings and operations in North America in order to achieve and maintain profitability. Prime Response's failure to effectively manage expansion in North America could have a material adverse effect on the delivery of its products and services, its ability to attract and retain key personnel and its business operations and prospects.

 Prime Response may not be able to continue to develop new products or enhance existing products on a timely basis.

   To be competitive, Prime Response must continue to develop and introduce on a timely basis new products and product enhancements. Prime Response's failure to develop and introduce new products and enhancements successfully and on a timely basis, or the failure of new products to achieve and sustain market acceptance, could have a material adverse effect on its business, prospects, operating results and financial condition. Prime Response is obligated under a limited number of client contracts to deliver new products or product enhancements by specified dates, and failure to do so could result in the loss of one or more of those clients or expose Prime Response to contractual liability.

 Competition in the marketplace may adversely affect Prime Response's financial condition and operating results.

   The market for Internet-based integrated relationship marketing solutions is competitive. This competition is likely to lead to price reductions, reduced gross margins and loss of market share, any of which could reduce Prime Response's future revenues. Some of Prime Response's current and potential competitors have greater name recognition and substantially greater financial, technical, marketing, management, service, support and other resources than Prime Response has. Therefore, these competitive advantages may enable Prime Response's competitors to respond more quickly than Prime Response can to new or changing opportunities, technologies, standards or client requirements.

   In addition, Prime Response expects that new competitors will enter the market with competing products as the size and visibility of the market opportunity increases. Prime Response also expects that competition will increase as a result of consolidations and formations of alliances among industry participants. Increased competition could result in additional pricing pressures, further reduced margins and the failure of Prime Response's products to achieve or maintain market acceptance.

 Prime Response depends on specific industries for most of its sales, and it may not continue to be successful in those markets and in expanding beyond those limited industries.

   A substantial portion of Prime Response's revenues have been derived from sales to financial institutions and communications and media companies. In order to reach and maintain profitability, Prime Response must continue to succeed in these markets as well as penetrate additional markets, including, but not limited to the consumer goods market. Prime Response may not be successful in penetrating such additional markets.

 If Prime Response is unable to manage its growth and the related expansion in its operations effectively, its business may be harmed.

   Prime Response's ability to successfully offer products and services and implement its business plan in a rapidly evolving market requires effective planning and management. Prime Response's growth has placed, and its anticipated future operations will continue to place, a significant strain on its management, information systems, network and other resources. To manage future growth effectively, Prime Response must continue to improve its financial and accounting systems and controls, enhance its reporting systems and procedures, integrate new personnel and manage expanded operations. Prime Response will also need to hire additional personnel and it may be unable to recruit qualified employees as needed.

 Prime Response is largely dependent on its international operations.

   In addition to Prime Response's presence in the North America, it has offices in five other countries and customers in more than 15 other countries. In the year ended December 31, 1999, and the year ended December 31, 2000, 83% and 64% of its total revenues, respectively, resulted from sales outside North America, reflecting its historical presence in the United Kingdom and elsewhere in Europe and the Asia-Pacific. Although Prime Response believes that it must increase its sales in North America to reach and maintain profitability, it must also continue to expand its sales in international markets for its business to grow as planned. This may require Prime Response to establish additional international operations and hire additional personnel. If Prime Response fails to do so in a timely and effective manner its business and revenues would not grow as planned, its operations and its plans to expand internationally could be affected by a number of risks, including:

  . challenges inherent in managing geographically dispersed operations;

  . the need to develop local distribution channels through third parties;

  . multiple, conflicting and changing governmental laws and regulations; and

  . foreign currency exchange rate fluctuations.

 Failure to expand Prime Response's relationships with consulting firms and systems integrators would impede acceptance of its products and growth of its revenues.

   Consultants, systems integrators, and service providers who recommend, install and support Prime Response's products with their clients are a contributing source of its sales. To increase its revenues and implementation capabilities, Prime Response must continue to develop and expand relationships with consultants, systems integrators, service providers and other potential industry partners. A failure to do so would reduce its ability to generate increased revenues. Consultants, systems integrators and service providers may market or recommend products that compete with Prime Response's products. Moreover, if these firms fail to implement Prime Response's products successfully for their clients, Prime Response may not have the resources to implement its products on the schedule required by the client, which could affect its ability to generate increased revenues.

 Prime Response's business will be adversely affected if Internet solutions and wireless marketing are not widely adopted.

   Because Prime Response's new products address the emerging market for Internet marketing solutions and wireless applications, its future success depends in part upon the widespread adoption of the Internet and wireless communications as primary mediums for commerce and business applications. The failure of these markets to develop, or a delay in the development of these markets, would have a material adverse effect on its ability to generate revenues and grow its businesses. The Internet has experienced, and is expected to continue to experience, significant user and traffic growth, which has, at times, caused user frustration with slow access and download times. The Internet infrastructure may not be able to support the demands placed on it by the continued growth upon which Prime Response's success in part depends. Moreover, critical issues concerning the commercial use of the Internet, such as security, reliability, cost, accessibility, taxation of e-commerce and quality of service, remain unresolved and may negatively affect the growth of Internet use or the attractiveness of commerce and business communication over the Internet. In addition, the Internet could suffer declines in its viability due to delays in the development or adoption of new standards and protocols to handle increased activity or due to increased government regulation and taxation of Internet commerce.

 Prime Response's revenues might be harmed by a client's internal information technology department's resistance to adopting Prime Response's software products.

   Some businesses may have already made a substantial investment in other third-party or internally developed software designed to integrate data from disparate sources and analyze this data or manage marketing campaigns. These businesses may be reluctant to abandon these investments in favor of Prime Response's software. In addition, information technology departments of potential clients may resist purchasing Prime Response's software for a variety of other reasons, particularly the potential displacement of their historical role in creating and running software and concerns that packaged software products are not sufficiently customizable for their enterprises. If the demand for Prime Response's products does not grow for any of these reasons, its revenues may be harmed.

 If Prime Response's security system is breached, its business and reputation could suffer.

   Prime Response must securely receive and transmit confidential information over public networks and maintain that information on internal systems. Prime Response's failure to prevent security breaches could damage its reputation, expose it to risk of loss or liability, result in a loss of its clients and adversely affect its ability to obtain new clients. Although Prime Response has implemented network security measures, its servers are vulnerable to computer viruses, which could lead to interruptions, delays or loss of data. Prime Response may be required to expend significant capital and other resources to license encryption technology and additional technologies to protect against security breaches or to alleviate problems caused by any breach.

 If e-mails delivered by Prime Response products is limited or blocked, then its clients may discontinue the use of Prime Response products thereby reducing demand for its products.

   Prime Response's business model relies on its products' ability to deliver e-mails to recipients over the Internet through Internet service providers, commonly referred to as ISPs, and to recipients in major corporations. America Online and other ISPs are able to block unwanted messages to their users. In addition, certain currently available Internet browsers allow users to modify their browser settings to return unwanted e-mails. If these companies or a substantial number of individual users limit or halt the delivery of e-mails from clients using Prime Response's products, demand for its products could decrease which would have a material adverse affect on its business.

 Prime Response's failure to sustain the profitability of its professional services organization could adversely affect its financial condition.

   Although Prime Response's professional services organization is currently operating at a profit, Prime Response cannot be certain that its professional services organization will sustain profitability. The failure to sustain the profitability of its professional services organization could have a material adverse effect on Prime Response's operating results and financial condition. To gain initial acceptance of its products by clients in Prime Response's targeted industries, it may elect on occasion, without charge or at a reduced cost, to assist clients with the implementation of Prime Response products. As a result, in the past, Prime Response's cost of services revenues had been significantly higher than its services revenues.

 Loss of key personnel could adversely affect Prime Response's business.

   Prime Response's future success depends to a significant degree on the skills, experience and efforts of senior executive officers including Allen Swann, its current Chief Executive Officer and President and Gary Daniels, Vice President, Product Development. Recently, Peter J. Boni, Prime Response's former President and Chief Executive Officer, Frederick Phillips, its former Chief Financial Officer, James Carling, Prime Response's founder and former Chief Technology Officer and Paul Lavallee, its former President, the Americas have resigned from Prime Response. The loss of one or more of Prime Response's executive officers and other members of senior management could have a material adverse effect on Prime Response. Prime Response also depends on the ability of its executive officers and other members of senior management to work effectively as a team. The loss of any additional executive officers and other members of senior management could have a material adverse effect on Prime Response. In addition, many of its executive officers, members of senior management or other employees are not subject to an agreement that prohibits them from competing with Prime Response after the termination of their employment with Prime Response. Prime Response does not maintain "key man" insurance on any of its executive officers or senior management personnel.

 Prime Response may be unable to hire and retain the skilled personnel needed to succeed.

   Qualified personnel are in great demand throughout the software industry. Prime Response's success depends in large part upon its ability to attract, train, motivate and retain highly skilled employees, particularly sales and technical personnel and other senior personnel. Prime Response's failure to attract and retain the highly-trained technical personnel that are integral to its product development, professional services and support teams may limit the rate at which Prime Response can develop new products or product enhancements. This could have a material adverse effect on its business, prospects, operating results and financial condition.

 Prime Response may be unable to protect its proprietary technology rights.

   Prime Response's success depends to a significant degree upon the protection of its software and other proprietary technology rights. Prime Response relies on trade secret, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. Moreover, the laws of the countries in which it develops and markets its products may afford little or no effective protection of its proprietary technology. The reverse engineering, unauthorized copying or other misappropriation of its proprietary technology could enable third parties to benefit from its technology without paying Prime Response for it. This could have material adverse effect on Prime Response. Legal proceedings to enforce its intellectual property rights could divert the time and attention of management, be expensive and involve uncertainty of success.

 Claims by other companies that Prime Response's products infringe their proprietary rights, copyrights or patents could adversely affect its financial condition.

   If any of Prime Response's products are alleged to violate third-party proprietary rights, it may be required to reengineer its products or seek to obtain licenses from third parties to continue offering its products without substantial reengineering. Any efforts to reengineer Prime Response products or obtain licenses from third parties may be unsuccessful and, in any case, could substantially increase its costs and have a material adverse effect on Prime Response. Prime Response does not conduct comprehensive patent searches to determine whether the technology used in its products infringes patents held by third parties. In addition, product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies.

 Claims by other companies that Prime Response's names infringe their proprietary rights could adversely affect its financial condition.

   Third parties have claimed, and may in the future claim, that Prime Response's company name or Prime Response's product names violate their trademark or trade name rights. Prime Response has applied for registration of some of Prime Response's trademarks in the United States but some have not yet received approvals. Prime Response's use of the names Prime Response, Prime@Vantage and Prime@Vantage.com, as well as the use of other names, may result in costly litigation, divert management's attention and resources, cause product shipment delays or require Prime Response to pay damages or to enter into royalty or license agreements. Prime Response may be required to stop using certain names currently used for its products. Any of these events could have a material adverse effect on Prime Response's business, prospects, operating results and financial condition.

 Prime Response's business could be adversely affected if Prime Response's products fail to perform properly.

   Software products as complex as Prime Response's may contain undetected errors or bugs, which result in product failures or otherwise fail to perform in accordance with client expectations. Prime Response's products may be particularly susceptible to bugs or performance degradation because of the emerging nature of Internet technologies and the stress that may be placed on its products by the full deployment of its products over the Internet. Product performance problems could result in loss of or delay in revenues, product liability claims from clients, loss of market share, failure to achieve market acceptance, diversion of development resources, or injury to its reputation, any of which could have a material adverse effect on its business, prospects, operating results and financial condition. There are some outstanding disputes between Prime Response and some of its current clients regarding product performance.

 Prime Response could incur substantial costs as a result of product liability claims relating to its clients' marketing efforts.

   Prime Response's products may be critical to its clients' marketing efforts. If one of Prime Response's products fails, a client may assert a claim for substantial damages against it, regardless of Prime Response's responsibilities for such failure. Although Prime Response's form of license agreement contains provisions limiting liability, including consequential liability, product liability claims could require Prime Response to spend significant time and money in litigation or to pay significant damages. There can be no assurance that Prime Response's product liability, errors and omissions or general liability insurance will prove sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim.

 Prime Response's business is subject to government regulation of the Internet and other legal uncertainties, which could negatively impact its operations.

   Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The United States Congress recently enacted Internet laws regarding privacy, copyrights,

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

taxation and other matters. In addition, the European Union recently enacted privacy regulations. The laws governing the use of the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet could adversely affect Prime Response's business. In particular, new regulations affecting the use of unsolicited e-mail advertising would impair Prime Response's clients' marketing efforts and could reduce the demand for its products.

 Privacy concerns and legislation may limit the information Prime Response's clients can gather, which could reduce the demand for its products.

   Privacy concerns may cause Website visitors to resist providing personal data or avoid Websites that track the Internet behavioral information necessary to support online profiling capabilities. Even the perception of security or privacy concerns, whether or not valid, may have a similar effect. The European Union recently adopted a directive addressing data privacy that may limit the collection and use of certain information regarding Internet users. This directive may limit Prime Response's clients' ability to target advertising or collect and use information in certain European countries. In addition, legislative or regulatory requirements may heighten these concerns if businesses must notify Website users that the data captured after visiting their Websites may be used to direct product promotion and advertising to that user. Other countries and political entities, such as the European Union, have adopted these types of restrictions. The United States may adopt similar legislation or regulatory requirements. If privacy legislation is enacted or consumer privacy concerns are not adequately addressed, Prime Response's business, prospects, financial condition and operating results could be harmed.

   Websites typically use bits of information keyed to a specific server, file pathway or directory location commonly referred to as "cookies," which are placed on a customer's hard drive, possibly without the customer's knowledge or consent, to track demographic information and target advertising. Prime Response's clients may use cookies for a variety of reasons, including the collection of data derived from the customer's Internet activity. Most currently available Internet browsers allow Prime Response clients' customers to remove cookies at any time or to prevent cookies from being stored on their hard drives. In addition, some commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies. Any reduction or limitation of the use of cookies could limit the effectiveness of Prime Response clients' sales and marketing efforts. The Federal Trade Commission and several states are investigating the use by Internet companies of personal information. New regulations regarding the use of personal information could adversely impact the demand for Prime Response's products.

 Prime Response's common stock is particularly subject to volatility because of Prime Response's industry.

   The stock market in general has recently experienced extreme price and volume fluctuations. In addition, the market prices of securities of technology companies, particularly Internet-related companies, have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations has and could continue to adversely affect the market price of Prime Response's common stock.

   In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. Prime Response may be the target of similar litigation in the future. Securities litigation could result in substantial costs or large judgments against the company and divert Prime Response's management's attention and resources, which could cause serious harm to Prime Response's business, operating results and financial condition.

 The significant control over stockholder voting matters that may be exercised by Prime Response's executive officers and directors may deprive stockholders of the ability to influence corporate actions.

   Prime Response's current executive officers and directors and their affiliates together control 14,689,156 shares or approximately 71.7% of the outstanding common stock as of the record date. As a result, these stockholders, if they act together, will be able to control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions like the proposed merger with Chordiant. This concentration of ownership may have the effect of delaying, preventing or deterring or approving a change in control of Prime Response, could deprive Prime Response's stockholders of an opportunity to receive a premium for their common stock as part of a sale of Prime Response and might affect the market price of Prime Response's common stock.

                 THE SPECIAL MEETING OF CHORDIANT STOCKHOLDERS

General

   Chordiant is furnishing this joint proxy statement/prospectus to holders of Chordiant common stock in connection with the solicitation of proxies by the Chordiant board of directors for use at the special meeting of stockholders of Chordiant to be held on Tuesday, March 27, 2001, and any adjournment or postponement thereof.

   This joint proxy statement/prospectus is being mailed to stockholders of Chordiant on or about February 28, 2001.

Date, Time and Place of the Special Meeting

   The special meeting will be held on Tuesday, March 27, 2001, at 9:00 a.m., local time, at the principal offices of Chordiant, 20400 Stevens Creek Blvd., Suite 400, Cupertino, CA 95014.

Matters to be Considered at the Special Meeting

   At the Chordiant special meeting, and any adjournment or postponement thereof, Chordiant stockholders will be asked to consider and vote upon a proposal to approve the issuance of shares of Chordiant common stock in the merger and to transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

Record Date

   Chordiant's board of directors has fixed the close of business on February 15, 2001, as the record date for determination of Chordiant stockholders entitled to notice of and to vote at the special meeting.

Voting of Proxies

   Chordiant requests that its stockholders complete, date and sign the proxy card and promptly return it by mail in the accompanying envelope. Brokers holding shares in "street name" may vote the shares only if the stockholder provides instructions on how to vote. Brokers will provide directions on how to instruct the broker to vote the shares. All properly signed and dated proxies that Chordiant receives prior to the vote at the special meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies or, if no direction is indicated, "FOR" the issuance of shares of Chordiant common stock in the merger.

   Stockholders may revoke their proxies at any time prior to their use:

  . by delivering to the secretary of Chordiant a signed notice of revocation or a later-dated, signed proxy; or

  . by attending the special meeting and voting in person.

   Attendance at the special meeting does not in itself constitute the revocation of a proxy.

Vote Required

   As of the close of business on February 15, 2001, the record date for the special meeting, there were 38,096,739 shares of Chordiant common stock outstanding and entitled to vote, held by approximately 205 holders of record. The affirmative vote of the holders of a majority of the votes cast at the special meeting is required for approval of the issuance of the shares of Chordiant common stock in the merger.

   As of the record date for the special meeting, the directors and executive officers of Chordiant and their affiliates owned approximately 12,952,891 shares of Chordiant common stock, which represented approximately 34% of the outstanding shares of Chordiant common stock entitled to vote at the special meeting.

Quorum; Abstentions and Broker Non-Votes

   The required quorum for the transaction of business at the special meeting is holders, present in person or by proxy, of a majority of the shares of Chordiant common stock issued and outstanding on the record date. Abstentions and broker non-votes each will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum. Because the approval of the issuance of shares of Chordiant common stock pursuant to the merger requires the affirmative vote of a majority of the outstanding shares of Chordiant common stock entitled to vote, abstentions and broker non-votes will have the same effect as votes against the issuance of Chordiant shares pursuant to the merger. In addition, the failure of a Chordiant stockholder to return a proxy or to vote in person will have the effect of a vote against the proposal to issue shares of Chordiant common stock pursuant to the merger. Brokers holding shares for beneficial owners cannot vote on the proposal to issues shares of Chordiant common stock pursuant to the merger without the owners' specific instructions. Accordingly, Chordiant stockholders are encouraged to return the enclosed proxy card marked to indicate their vote.

Solicitation of Proxies and Expenses

   Chordiant has retained the services of Corporate Investor Communications, Inc. to assist in the solicitation of proxies from Chordiant stockholders. The fees to be paid to the firm by Chordiant for these services are not expected to exceed $6,500.00 plus reasonable out-of-pocket expenses. In addition to solicitation by mail, the directors, officers and employees of Chordiant may solicit proxies from stockholders by telephone, e-mail, facsimile, in person or otherwise. Chordiant will bear the costs of solicitation of proxies from its stockholders, except that Chordiant and Prime Response will each pay one-half the cost of printing this joint proxy statement/prospectus and the registration statement of which it is a part.

   Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners.

No Dissenters' or Appraisal Rights

   Chordiant stockholders will not be entitled to exercise dissenters' or appraisal rights in connection with the merger.

Other Matters

   No other matters may be brought before the special meeting. Under Chordiant's bylaws, business transacted at the special meeting will be limited to the purpose stated in the notice accompanying this joint proxy statement/prospectus. No other purpose has been stated in the notice accompanying this joint proxy statement/prospectus.

Stockholder Proposals for the Chordiant 2001 Annual Meeting

   Proposals of stockholders of Chordiant that are intended to be presented at Chordiant's 2001 Annual Meeting must be timely delivered, in writing, to Chordiant's secretary. Under Chordiant's amended and restated bylaws, in order to be deemed properly brought before an annual meeting, notice must be delivered to, or mailed and received at Chordiant's principal executive offices not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting; provided however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has changed more than 30 days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder, to be timely must be so received not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting, or in the event public announcement of the date of such annual meeting is first made by the corporation fewer than 70 days prior to the date of such annual meeting, the close of business on the 10th day following the date on which such public announcement of the date of such meeting is first made by Chordiant.

   The stockholder's notice must set forth, as to each proposed matter: (1) a brief description of the business desired to be brought before the meeting; (2) the name and address, as they appear on Chordiant's books, of the stockholder proposing such business, (3) the class and number of shares of stock of Chordiant which are owned beneficially by the stockholder; and (4) any material interest of the stockholder in such business, and (5) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. If the chairman of the meeting determines that such business has not been properly brought before the meeting, then such business shall not be transacted.

Board Recommendation

   The Chordiant board of directors has concluded that the proposal to approve the issuance of shares of Chordiant common stock in the merger is advisable and in the best interests of Chordiant and its stockholders and has approved and adopted the proposal. Accordingly, the Chordiant board of directors recommends that all Chordiant stockholders vote "FOR" the issuance of shares of Chordiant common stock in the merger.

   The matter to be considered at the special meeting is of great importance to the stockholders of Chordiant. Accordingly, Chordiant stockholders are encouraged to read and carefully consider the information presented in this joint proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope.

               THE SPECIAL MEETING OF PRIME RESPONSE STOCKHOLDERS

General

   Prime Response is furnishing this joint proxy statement/prospectus to holders of Prime Response common stock in connection with the solicitation of proxies by the Prime Response board of directors for use at the special meeting of stockholders of Prime Response to be held on Tuesday, March 27, 2001, and any adjournment or postponement thereof.

   This joint proxy statement/prospectus is being mailed to stockholders of Prime Response on or about February 28, 2001. This joint proxy statement/prospectus is also being furnished to Prime Response stockholders as a prospectus in connection with the issuance by Chordiant of shares of Chordiant common stock as contemplated by the merger agreement.

Date, Time and Place of the Special Meeting

   The special meeting will be held on Tuesday, March 27, 2001, at 9:00 a.m., local time, at the offices of Hale and Dorr LLP, 26th Floor, 60 State Street, Boston, Massachusetts 02109.

Matters to be Considered at the Special Meeting

   At the Prime Response special meeting, and any adjournment or postponement thereof, Prime Response stockholders will be asked to consider and vote upon a proposal to adopt the merger agreement, pursuant to which a subsidiary of Chordiant will merge with and into Prime Response, Prime Response will become a wholly-owned subsidiary of Chordiant, and each outstanding share of Prime Response common stock will be converted into the right to receive 0.60 of a share of Chordiant common stock (with cash for fractional shares).

Record Date

   Prime Response's board of directors has fixed the close of business on February 15, 2001, as the record date for determination of Prime Response stockholders entitled to notice of and to vote at the special meeting.

Voting of Proxies

   Prime Response requests that its stockholders complete, date and sign the proxy card and promptly return it by mail in the accompanying envelope. Brokers holding shares in "street name" may vote the shares only if the stockholder provides instructions on how to vote. Brokers will provide directions on how to instruct the broker to vote the shares. All properly signed and dated proxies that Prime Response receives prior to the vote at the special meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies or, if no direction is indicated, "FOR" the adoption of the merger agreement.

   Stockholders may revoke their proxies at any time prior to their use:

  . by delivering to the secretary of Prime Response a signed notice of revocation or a later-dated, signed proxy; or

  . by attending the special meeting and voting in person.

   Attendance at the special meeting does not in itself constitute the revocation of a proxy.

Votes Required

   As of the close of business on February 15, 2001, the record date for the special meeting, there were 20,482,070 shares of Prime Response common stock outstanding and entitled to vote, held by approximately 79 holders of record. The holders of a majority of the outstanding shares of Prime Response common stock entitled to vote thereon must vote to adopt the merger agreement. Prime Response stockholders have one vote per share of Prime Response common stock owned on the record date.

   As of the record date for the special meeting, the current directors and executive officers of Prime Response and their affiliates owned approximately 14,689,156 shares of Prime Response common stock, which represented approximately 71.7% of the outstanding shares of Prime Response common stock entitled to vote at the special meeting. Certain affiliated entities of General Atlantic Partners, LLC, a principal stockholder of Prime Response whose representatives also sit on the board of directors of Prime Response, have entered into voting agreements with Chordiant dated as of January 8, 2001. These entities have agreed pursuant to the terms of the voting agreements to vote a significant number of the shares of Prime Response common stock owned by them as of the record date in favor of the proposal to adopt the merger agreement. They have also granted Chordiant irrevocable proxies to vote their shares of Prime Response common stock in favor of the proposal to adopt the merger agreement. Approximately 8,192,828 shares of Prime Response common stock, which represents approximately 40% of the outstanding shares of Prime Response common stock as of the record date, are subject to the voting agreements. See "Voting Agreements."

Quorum; Abstentions and Broker Non-Votes

   The required quorum for the transaction of business at the special meeting is holders, present in person or by proxy, of a majority of the shares of Prime Response common stock issued and outstanding on the record date. Abstentions and broker non-votes each will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum. Because adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Prime Response common stock entitled to vote, abstentions and broker non-votes will have the same effect as votes against the adoption of the merger agreement. In addition, the failure of a Prime Response stockholder to return a proxy or to vote in person will have the effect of a vote against the adoption of the merger agreement. Brokers holding shares for beneficial owners cannot vote on the proposal to adopt the merger agreement without the owners' specific instructions. Accordingly, Prime Response stockholders are encouraged to return the enclosed proxy card marked to indicate their vote.

Solicitation of Proxies and Expenses

   The directors, officers and employees of Prime Response may solicit proxies from stockholders by telephone, e-mail, facsimile, mail or in person. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners. Prime Response will bear its own expenses in connection with the solicitation of proxies for its special meeting of stockholders, except that Chordiant and Prime Response each will pay one-half of all printing and filing costs and expenses incurred in connection with this joint proxy statement/prospectus and the registration statement of which it is a part.

No Dissenters' or Appraisal Rights

   Prime Response stockholders will not be entitled to dissenters' or appraisal rights in connection with the merger.

Other Matters

   No other matters may be brought before the special meeting. Under Prime Response's bylaws, business transacted at the special meeting will be limited to the purpose stated in the notice accompanying this joint proxy statement/prospectus. No other purpose has been stated in the notice accompanying this joint proxy statement/prospectus.

Stockholder Proposals for the Prime Response 2001 Annual Meeting

   If the merger is not completed, proposals of stockholders of Prime Response that are intended to be presented at Prime Response's 2001 Annual Meeting must be timely delivered to or received by Prime Response's secretary. Under Prime Response's amended and restated bylaws, in order to be deemed properly presented, notice must be delivered to, or mailed and received at Prime Response's principal executive offices not less than 60 days nor more than 90 days prior to the meeting; provided however, that in the event that 70 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder, to be timely, must be so received not later than the close of business on the 10th day following the date on which such notice of the date of the meeting was mailed, or such public disclosure was made, whichever occurs first.

   The stockholder's notice must set forth, as to each proposed matter: (1) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the annual meeting; (2) the name and address, as they appear on Prime Response's books, of the stockholder proposing such business, (3) the class and number of shares of stock of Prime Response which are owned beneficially by the stockholder; and (4) any material interest of the stockholder in such business. If the chairman of the meeting determines that such business has not been properly brought before the meeting, then such business shall not be transacted.

Board Recommendation

   The Prime Response board of directors has determined that the merger agreement and the merger are advisable and fair to and in the best interests of Prime Response and its stockholders. Accordingly, the Prime Response board of directors has approved the merger agreement and the merger and recommends that stockholders vote "FOR" adoption of the merger agreement.

   The matter to be considered at the special meeting is of great importance to the stockholders of Prime Response. Accordingly, Prime Response stockholders are encouraged to read and carefully consider the information presented in this joint proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope.

   Prime Response stockholders should not send any stock certificates with their proxy cards. A transmittal form with instructions for the surrender of Prime Response common stock certificates will be mailed to Prime Response stockholders promptly after completion of the merger. For more information regarding the procedures for exchanging Prime Response stock certificates for Chordiant stock certificates, see "Certain Terms of the Merger Agreement-- Manner and Basis of Converting Shares."

                                   THE MERGER

General

   This section of this joint proxy statement/prospectus describes aspects of the proposed merger that are considered to be important. The discussion of the merger in this joint proxy statement/prospectus and the description of the principal terms of the merger agreement are only summaries of the material features of the proposed merger. You can obtain a more complete understanding of the merger by reading the merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A. You are encouraged to read the merger agreement and the other annexes to this joint proxy statement/prospectus in their entirety.

General Description of the Merger

   At the effective time of the merger, Puccini Acquisition Corp., a wholly-owned subsidiary of Chordiant, will be merged with and into Prime Response. Prime Response will be the surviving corporation and will continue as a wholly-owned subsidiary of Chordiant. In the merger, each share of Prime Response common stock outstanding at the effective time of the merger will automatically be converted into 0.60 of a share of Chordiant common stock (and cash in lieu of any fractional share).

   Based on the number of shares of Chordiant common stock and Prime Response common stock outstanding as of the record date, approximately 12,289,242 shares of Chordiant common stock will be issuable pursuant to the merger agreement in exchange for outstanding shares of Prime Response common stock, representing approximately 24% of the total Chordiant common stock to be outstanding after such issuance. This assumes that no Prime Response or Chordiant stock options or warrants are exercised after the record date and before the effective time of the merger.

Background of the Merger

   The terms and conditions of the merger agreement and merger are the result of arm's length negotiations between representatives of Chordiant and representatives of Prime Response. Set forth below is a summary of the background of these negotiations.

   Chordiant and Prime Response have been familiar with each other's businesses for a number of years. Senior executives of the two companies have previously encountered one another in a variety of business and industry settings.

   Throughout the summer and early fall of 2000, Prime Response engaged in discussions with a number of companies concerning potential business combinations or other partnering transactions.

   On May 23, 2000, Peter Boni, Prime Response's President and Chief Executive Officer, met with a representative of Thomas Weisel Partners, to explore strategic partnership options, including a possible marketing partnership with some of Thomas Weisel Partners' clients.

   On June 21, 2000, Samuel Spadafora, Chordiant's Chief Executive Officer and Chairman of the Chordiant board of directors called Mr. Boni to explore strategic partnership options, including a possible marketing partnership.

   During July 2000, Thomas Weisel Partners discussed with Chordiant various topics related to a possible transaction with Prime Response. The engagement of Thomas Weisel Partners was confirmed in writing by an engagement letter dated October 24, 2000. On July 12, 2000, Thomas Weisel Partners gave Mr. Spadafora, Steven Springsteel, Chordiant's then current Chief Financial Officer, Don Morrison, Executive Vice President, Business Development and Marketing, David Bernstein, Vice President of Strategic Business Development and

Joseph Tumminaro, Chief Technology Officer of Chordiant, a briefing on Prime Response's financial and product background.

   On July 13, 2000, Mr. Boni and James Carling, Chief Technology Officer of Prime Response, and Frederick Phillips, Chief Financial Officer of Prime Response, met with Mr. Spadafora, Mr. Springsteel, Mr. Morrison, Mr. Bernstein and Mr. Tumminaro at Chordiant's offices to exchange information about their respective companies. Prior to this meeting and on the same day, Chordiant and Prime Response executed a mutual confidentiality agreement containing customary terms and conditions regarding the confidential treatment of information furnished by either party. During this meeting, both parties agreed to begin a marketing and co-selling strategic partnership, and both parties expressed an interest in exploring the possibility of a merger transaction involving Chordiant and Prime Response.

   On July 21, 2000, senior management of Chordiant met with the board of directors of Chordiant to, among other things, outline Chordiant's merger and acquisition strategy and strategic partnering strategy. The board of directors of Chordiant authorized senior management of Chordiant to continue to investigate potential strategic partners and acquisition candidates.

   On July 24, 2000, Mr. Boni and Mr. Phillips met with the board of directors of Prime Response, to, among other things, outline different acquisitions proposals which had been presented to Prime Response and to analyze the strengths and weaknesses of each proposal.

   On August 10, 2000, Mr. Bernstein and representatives of Thomas Weisel Partners met with Mr. Boni, Mr. Phillips and representatives of Robertson Stephens, the exclusive financial advisor to Prime Response engaged by Prime Response pursuant to an engagement letter between Prime Response and Robertson Stephens dated October 4, 1999. During this meeting, Mr. Boni, Mr. Phillips and representatives of Robertson Stephens gave Mr. Bernstein and representatives of Thomas Weisel Partners a due diligence overview of Prime Response's business in connection with investigating the possibility of a merger transaction between Chordiant and Prime Response. At various times during the meeting, Gary Daniels, Vice President of Product Development for Prime Response, and Allen Swann, President, International for Prime Response, were teleconferenced in from their United Kingdom offices to answer certain questions.

   On August 15, 2000, Mr. Bernstein met with Ian Bowles, Senior Vice President, International, Andrew Cutler, Vice President of Application Consulting and Product Marketing and Tony O'Donnell, Vice President of Alliances, International of Prime Response, in the United Kingdom to review the possibility of integrating Prime Response's product line with Chordiant's current products and the possible business synergies between the two companies.

   On September 18, 2000, Mr. Spadafora, Mr. Springsteel, Mr. Morrison and Mr. Bernstein met with Marc McMorris, a director of Prime Response and a principal of General Atlantic Partners, LLC ("GAP"), a principal stockholder of Prime Response, in Chicago. At this meeting, Chordiant made an oral non-binding proposal to Prime Response regarding a possible stock-for-stock merger transaction involving Chordiant and Prime Response. This proposal included, among other terms, a proposed exchange ratio of 0.60 of a share of Chordiant stock for each share of Prime Response common stock. The closing price of Chordiant's common stock on September 18, 2000 was $10.50 and the closing price of Prime Response's common stock on that date was $4.50. At this exchange ratio, the implied price of Prime Response stock price on September 18, 2000 was $6.30 (determined by multiplying $10.50 by 0.60) and the implied equity value of Prime Response was approximately $137.5 million.

   On September 20, 2000 a term sheet outlining Chordiant's proposal was exchanged between the two parties and negotiation of the term sheet occurred between September 20, 2000 and October 3, 2000. During that time, Chordiant and Prime Response were unable to come to an agreement on the terms of the proposed transaction between Chordiant and Prime Response. On October 5, 2000, Mr. Boni called Mr. Bernstein to indicate that continued discussions between the two companies would not be productive at that time.

   Throughout the week of October 11, 2000, Mr. Bernstein spoke with Mr. Boni by telephone to discuss the possibility of pursing a strategic partnership. On October 17, 2000, Chordiant and Prime Response agreed that they would pursue a marketing partnership and also decided to resume discussions with respect to a proposed merger transaction between the two companies. On October 18, 2000, a revised term sheet, including a possible exchange ratio of 0.65 of a share of Chordiant common stock for each share of Prime Response common stock, was sent to Mr. Boni. The closing price of Chordiant's common stock on October 18, 2000 was $6.38 and the closing price of Prime Response's common stock on that date was $2.94. At this exchange ratio, the implied price of Prime Response common stock on October 18, 2000 was $4.15 (determined by multiplying $6.38 by 0.65) and the implied equity value of Prime Response on October 18, 2000 was approximately $86.2 million.

   On October 20, 2000, Mr. Spadafora made a presentation to the Chordiant board of directors regarding the status of the current negotiations between Chordiant and Prime Response. After discussion, the board of directors authorized senior management of Chordiant to continue discussions and negotiations with Prime Response regarding the proposed merger.

   On October 25, 2000, Mr. Morrison and Mr. Bernstein met with Mr. McMorris and Mr. Boni. From October 25, 2000 until October 27, 2000, revised term sheets outlining terms surrounding a possible merger transaction between Chordiant and Prime Response were exchanged. On October 26, 2000, a revised term sheet, including a possible exchange ratio of 0.70 of a share of Chordiant common stock for each share of Prime Response common stock, was sent to Mr. Boni. The closing price of Chordiant's common stock on October 26, 2000 was $7.38 and the closing price of Prime Response's common stock on that date was $2.94. At this exchange ratio, the implied price of Prime Response common stock on October 26, 2000 was $5.17 (determined by multiplying $7.38 by 0.70) and the implied equity value of Prime Response on October 26, 2000 was approximately $109.8 million.

   Between October 30, 2000 and November 1, 2000, Mr. Boni informed various executive officers of Chordiant that Prime Response was considering other acquisition proposals from third parties.

   On November 1, 2000, Mr. Boni made a presentation to the Prime Response board of directors regarding the status of the current negotiations between Chordiant and Prime Response and other potential strategic alternatives.

   On November 2, 2000, Mr. Boni called Mr. Bernstein to inform him that Prime Response had chosen to enter into a merger transaction with another corporation and that the proposed merger transaction between Prime Response and Chordiant would no longer be feasible. A merger agreement between Prime Response and the other corporation was never executed.

   On November 15, 2000, Mr. McMorris called Mr. Spadafora, and Mr. Boni called Mr. Bernstein to inquire about resuming discussions with Chordiant regarding a merger transaction between the companies.

   Between November 16 and November 17, 2000, representatives of the two companies decided that, subject to a number of significant contingencies, including approval by both companies' board of directors and stockholders, receipt of fairness opinions from their respective investment bankers, as well as completion of due diligence, and agreement on various open issues, the two companies would proceed towards negotiation and execution of a merger agreement.

   On November 17, 2000, Mr. McMorris made a presentation to the Prime Response board of directors regarding the status of the current negotiations between Chordiant and Prime Response. After discussion, the board of directors authorized senior management of Prime Response to continue discussions and negotiations with Chordiant and to enter into a non-binding term sheet. On the same day, Chordiant delivered to Prime Response a non-binding term sheet containing an outline of the principal terms of a possible transaction and both parties executed a letter agreement, which included "no shop" provisions prohibiting Prime Response from soliciting or entertaining acquisition proposals from third parties for a limited period of time. Based on changes in circumstances since the parties' discussions in September and October, the representatives of the companies discussed key elements of the proposed transaction, including a possible exchange ratio of 0.70 of a share of Chordiant common stock for each share of Prime Response common stock. The closing price of Chordiant's common stock on November 17, 2000 was $4.38 and the closing price of Prime Response's common stock on that date was $3.06. At this exchange ratio, the implied price of Prime Response common stock on November 17, 2000 was $3.07 (determined by multiplying $4.38 by 0.70) and the implied equity value of Prime Response on November 17, 2000 was approximately $62.8 million.

   On November 22, 2000, outside legal counsel to Chordiant delivered a first draft of a merger agreement to outside legal counsel to Prime Response. On the same day, due diligence request lists were exchanged between the two parties. Representatives of both companies and their respective outside legal counsel and financial advisors exchanged various telephone calls with a view toward preparing for due diligence efforts. The due diligence investigations continued through December 17, 2000. Due diligence efforts were suspended on December 18, 2000, resumed on January 3, 2001 and continued until the merger agreement was executed on January 8, 2001.

   During the period from November 22, 2000 to December 17, 2000, Prime Response's management team and legal, financial and accounting advisors met by telephonic conference call to review and summarize the progress of their due diligence and the negotiation of the merger.

   On November 28, 2000, representatives from both Prime Response and Chordiant met in Boston to discuss the proposed merger involving the two companies.

   On November 29, 2000, a due diligence meeting was held in Boston. Representatives of Prime Response made presentations about the company's business model and sales outlook and answered questions during the meeting. The attendees included: Mr. Spadafora, Mr. Morrison, Mr. Bernstein, Stephen Kelly, President and Chief Operating Officer of Chordiant, Mr. Boni, Mr. Phillips, Terence Osborne, Chairman of the board of directors of Prime Response, Mark Abbott, Vice President of Product Planning for Prime Response, Mr. Carling, Mary Jefts, Vice President of Finance of Prime Response, Paul Lavallee, President, the Americas for Prime Response, Mr. Swann, Craig Zajac, Corporate Counsel of Prime Response, Steven Gal, Vice President of Marketing of Prime Response, James Plantan, Vice President of Business Development of Prime Response, Mr. McMorris and Rajeev Shah, an associate for GAP. Representatives from Thomas Weisel Partners and Robertson Stephens also took part in this due diligence meeting.

   On December 5, 2000, Mr. Kelly, Mr. Morrison and Cary Morgan, Acting Chief Financial Officer, Acting Chief Accounting Officer, Acting Secretary, Vice President and Controller of Chordiant held a due diligence conference call whereby they provided certain members of senior management of Prime Response and certain members of the board of directors of Prime Response, including Mr. Boni, Mr. Phillips and Mr. McMorris, sales outlook and other sales information about Chordiant and answered questions about such information. Representatives from Thomas Weisel Partners and Robertson Stephens also took part in this due diligence conference call.

   On December 6, 2000, Mr. Spadafora, Mr. Morrison, Mr. Morgan and Mr. Bernstein held a further due diligence conference call whereby they provided certain members of senior management of Prime Response and certain members or representatives of the board of directors of Prime Response, including Mr. Boni, Mr. Phillips, Mr. McMorris, Franchon M. Smithson, a partner for GAP and Mr. Shah, financial, customer, marketing and product information about Chordiant and answered questions about Chordiant's business. Representatives from Thomas Weisel Partners and Robertson Stephens also took part in this due diligence conference call.

   During the period from December 7, 2000 until December 17, 2000, representatives of Chordiant and representatives of Prime Response and the respective outside legal counsels and financial advisors to Chordiant and Prime Response had numerous meetings and telephone conferences during which the merger agreement and various related agreements were discussed and negotiated.

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

   On December 15, 2000, Mr. Boni provided Mr. Spadafora, Mr. Morgan and Mr. Morrison with an update on Prime Response's business and the outlook for the fourth quarter of 2000.

   On December 15, 2000, the Prime Response board of directors met by telephonic conference call to review the terms of the merger agreement. After reviewing the terms of the agreement and discussing the benefits and risks of the merger and the board's fiduciary duties with its legal and financial advisors, the Prime Response board of directors approved the merger agreement.

   On December 16, 2000, the Chordiant board of directors held a conference call with members of Chordiant's senior management, members of Chordiant's outside legal counsel and representatives of Thomas Weisel Partners to discuss the proposed terms of the merger agreement, results of due diligence and the strategic opportunities presented by the proposed merger. Thomas Weisel Partners presented a detailed financial analysis of the proposed merger. Representatives of Cooley Godward LLP discussed the key legal issues presented by the proposed merger agreement and related agreements and also made a presentation to the Chordiant board of directors regarding the results of due diligence. The members of the Chordiant board of directors present at the meeting inquired as to the results of the due diligence efforts and the potential benefits and risks to Chordiant of the proposed merger. At the conclusion of the financial review and discussion of the terms of the merger agreement, Thomas Weisel Partners provided the Chordiant board of directors with financial advice regarding the proposed merger. The board of directors identified certain terms and conditions that should be included in the definitive merger agreement and authorized senior management of Chordiant to continue negotiations with Prime Response, subject to meeting the identified terms and conditions.

   On December 16, 2000, Mr. Spadafora called Mr. Boni to discuss certain proposed terms and conditions to the proposed merger. Despite negotiating these terms and conditions throughout the day, the parties were unable to come to an agreement.

   Certain members of the Chordiant board of directors held another conference call on December 17, 2000 with senior management of Chordiant and Chordiant's outside legal counsel to discuss the status of the proposed merger, including certain terms and conditions of the merger agreement. After discussion, the Chordiant board of directors approved the merger agreement, the related agreements, including the voting agreements, and the transactions contemplated by the merger agreement and the related agreements, subject to certain terms and conditions being included in the definitive merger agreement and the successful completion of negotiations. On the same day, Mr. Spadafora, various other members of Chordiant's senior management and Chordiant's outside legal counsel once again discussed and negotiated the proposed terms of the merger agreement with representatives of Prime Response and Prime Response's outside legal counsel. The parties were unable to come to an agreement on the proposed terms of the merger agreement.

   On December 18, 2000, both Chordiant and Prime Response decided to cease discussions related to a proposed merger at this time.

   During the week of December 18, 2000, Mr. William Ford, a general partner of GAP and Mr. Spadafora had a number of phone discussions to discuss the possibility of resuming negotiations between the parties.

   On December 26, 2000, Mr. Spadafora and Mr. Morrison held a conference call with Mr. Ford and Mr. McMorris to discuss possible deal terms.

   Between December 26, 2000 and December 29, 2000, Mr. Morrison and Mr. McMorris discussed the various terms and conditions of the merger agreement in an attempt to come to a mutual agreement.

   On December 28, 2000, Prime Response's outside legal counsel forwarded senior management of Chordiant and Chordiant's outside legal counsel a proposal with respect to certain conditions of closing in the merger agreement.

   During the period from January 3, 2001 until January 8, 2001, representatives of Chordiant and of Prime Response and their respective outside legal counsel had numerous telephone conferences during which the proposed merger, merger agreement and various related agreements were again discussed and negotiated.

   On January 4, 2001, the Chordiant board of directors met again by telephone conference to discuss the proposed merger. Thomas Weisel Partners updated its financial review with respect to the proposed merger. The Chordiant board of directors, members of Chordiant management and representatives of Chordiant's outside legal counsel and Thomas Weisel Partners discussed the terms of the merger agreement, including, based on changes in circumstances since December, a possible exchange ratio of 0.60 of a share of Chordiant common stock for each share of Prime Response common stock. The closing price of Chordiant's common stock on January 4, 2001 was $3.47 and the closing price of Prime Response's common stock on January 4, 2001 was $1.03. At this exchange ratio, the implied price of Prime Response common stock on January 4, 2001 was $2.08 (determined by multiplying $3.47 by 0.60) and the implied equity value of Prime Response on January 4, 2001 was approximately $42.6 million. At the conclusion of the financial review and discussion of the terms of the merger agreement, Thomas Weisel Partners provided the Chordiant board of directors with an oral opinion (subsequently confirmed in writing) that, as of that date and based upon certain assumptions and qualifications, the exchange ratio in the merger agreement (0.60 of a share of Chordiant common stock for each share of Prime Response common stock) was fair to Chordiant from a financial point of view. After discussion, the Chordiant board of directors approved the merger agreement, the related agreements, including the voting agreements, and the transactions contemplated by the merger agreement and the related agreements, subject to successful completion of negotiations, and authorized the officers of Chordiant to finalize and execute the merger agreement and related agreements.

   On January 5, 2001, the Prime Response board of directors met again to discuss the proposed merger. At the meeting, Robertson Stephens updated its financial review with respect to the proposed merger. The board of directors, members of Prime Response's management and representatives of Prime Response's outside legal counsel and Robertson Stephens discussed the terms of the merger agreement and related agreements. At the conclusion of the financial review and discussion of the terms of the merger agreement and related agreements, Robertson Stephens provided the Prime Response board of directors with an oral opinion (subsequently confirmed in writing) that, based upon certain assumptions and qualifications, the exchange ratio pursuant to the merger agreement was fair to the holders of Prime Response common stock from a financial point of view. After full discussion, the Prime Response board of directors approved the merger agreement, the related agreements and the transactions contemplated by the merger agreement and the related agreements and authorized the officers of Prime Response to finalize and execute the merger agreement and related agreements.

   On January 8, 2001, upon completion of all negotiations and finalization of all agreements, the parties executed and delivered the merger agreement and certain of the related agreements, and at the close of market on January 8, 2001, Chordiant and Prime Response issued a joint press release announcing the transaction.

Reasons for the Merger

   The following discussion of the parties' reasons for the merger contains a number of forward-looking statements that reflect the current views of Chordiant or Prime Response with respect to future events that may have an effect on their future financial performance. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed in "Summary--Forward-Looking Information" and "Risk Factors."

 Chordiant's Reasons for the Merger and Recommendation of the Chordiant Board of Directors

   Chordiant's board of directors determined that the terms of the merger and the merger agreement are fair to, and in the best interests of, Chordiant and its stockholders. Chordiant's board of directors consulted with

Chordiant's senior management, as well as its legal counsel and financial advisors in reaching its decision to approve the merger and the merger agreement. Chordiant's primary reasons for seeking to complete the merger with Prime Response are the beliefs of the board of directors and management of Chordiant that the merger could result in a number of benefits, including the following:

  . entry into new strategic market segments for Chordiant, with the potential for growth through an established market leader;

  . the ability of the combined company to offer existing and potential customers complementary and expanded product lines;

  . Prime Response's marketing software applications, technologies and technical, engineering and sales expertise, which are in high demand and in short supply; and

  . the ability of the two companies to combine their technological resources to develop new and improved products and additional applications.

   In reaching its determination that the merger is in the best interests of Chordiant and its stockholders, the board of directors of Chordiant considered a number of factors, including the factors discussed above and listed below. The conclusions reached by the board of directors of Chordiant with respect to these factors supported its determination that the merger and the issuance of shares of Chordiant common stock in the merger were fair to, and in the best interests of, Chordiant:

  . the judgment, advice and analyses of Chordiant's management with respect to the potential strategic, financial and operational benefits of the merger, including Chordiant management's favorable recommendation of the merger, based in part on the business, technical, financial and accounting due diligence investigations performed with respect to Prime Response;

  . the terms of the merger agreement and related agreements, including price and structure, which were considered by both the board of directors and management of Chordiant to provide a fair and equitable basis for the merger;

  . the complementary fit between Chordiant's and Prime Response's market segments, which should facilitate integration of the two companies; and

  . the opinion of Thomas Weisel Partners that, based on and subject to matters set forth in its opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Chordiant.

   The board of directors of Chordiant also considered a number of potentially negative factors in its deliberations concerning the merger. The potentially negative factors considered by the board of directors of Chordiant included:

  . the risk that the merger might not be completed in a timely manner or at all;

  . the potential negative impact of any customer or partner confusion after announcement of the proposed merger;

  . the potential negative reaction of the financial community after announcement of the proposed merger;

  . the potential dilutive effect on Chordiant's common stock price if revenue and earnings expectations of the combined company are not met;

  . the fact that Prime Response had not met securities analysts' expectations with respect to earnings and revenues in 2000 and may not meet such expectations in 2001;

  . risks related to the future operation of Prime Response's business, including potential adverse effects arising from circumstances that existed prior to the signing of the merger agreement;

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

  . the fact that Chordiant would have to consummate the merger even if during the pre-closing period, a change, effect, event, occurrence, state of facts or development occurs that has had or could reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Prime Response and its subsidiaries;

  . the risk that the potential benefits of the merger may not be realized, including Chordiant's inability to retain the key technical and engineering employees of Prime Response;

  . the general difficulties of integrating products, employees, technologies and companies;

  . the costs associated with the merger, including merger related transaction costs and costs associated with severance arrangements with certain employees; and

  . the other risks and uncertainties discussed above under "Risk Factors."

   The foregoing discussion of information and factors considered by the Chordiant board of directors is not intended to be exhaustive but is believed to include all material factors considered by the board. In view of the wide variety of factors considered by the Chordiant board of directors, the Chordiant board of directors did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered. In addition, the board of directors did not reach any specific conclusion on each factor considered, or any aspect of any particular factor, but conducted an overall analysis of these factors. Individual members of the Chordiant board of directors may have given different weights to different factors. After taking into account all of the factors set forth above, however, the Chordiant board of directors agreed that the merger agreement and the merger were fair to, and in the best interests of, Chordiant and its stockholders and that Chordiant should proceed with the merger.

   There can be no assurance that the benefits of the potential growth, synergies or opportunities considered by the Chordiant board of directors will be achieved through consummation of the merger. See "Risk Factors."

   FOR THE REASONS DISCUSSED ABOVE, CHORDIANT'S BOARD OF DIRECTORS HAS APPROVED THE ISSUANCE OF SHARES OF CHORDIANT COMMON STOCK IN THE MERGER AND RECOMMENDS THAT CHORDIANT'S STOCKHOLDERS VOTE "FOR" THE ISSUANCE OF SHARES OF CHORDIANT COMMON STOCK IN THE MERGER.

 Prime Response's Reasons for the Merger and Recommendation of the Prime Response Board of Directors

   Prime Response's board of directors has determined that the terms of the merger and the merger agreement are fair to and in the best interests of Prime Response and its stockholders, and determined to recommend that the stockholders of Prime Response adopt the merger agreement. In its evaluation of the merger and the merger agreement, Prime Response's board of directors consulted with Prime Response's senior management, as well as its legal and financial advisors. The decision of the Prime Response board of directors to approve the merger and the merger agreement was based upon the potential benefits derived from the possible merger of Prime Response and Chordiant as compared to Prime Response continuing to operate as an independent business. Prime Response's management has also considered a number of alternatives for enhancing its business, including merging with other companies or modifying various aspects of its current operations and proceeding as an independent business. In addition to the potential benefits described under "The Merger-- Chordiant's Reasons for the Merger and Recommendation of the Chordiant Board of Directors" that would be applicable to Prime Response stockholders, the Prime Response board believes there are additional reasons that the merger will be beneficial to Prime Response and its stockholders including the following:

  . the merger would provide Prime Response stockholders with shares of Chordiant common stock in a tax-free exchange for United States federal income tax purposes at a small implied premium over the market price for Prime Response common stock at the time the merger agreement was entered into;

  . the availability following the merger of greater resources to continue to establish and support sales of both companies' products;

  . the ability to make greater resources available for the distribution of Prime Response's products and services;

  . enabling the combined company to offer complementary product lines, which presents the opportunity to increase the breadth of products and services offered;

  . the enhanced ability of the combined company to offer product offerings with more comprehensive features and functionality, in order to be better positioned as the competitive market evolves and competitive products are introduced; and

  . the ability of the combined enterprise to better attract experienced and required personnel, particularly in sales and marketing, in light of the combined enterprise's greater available resources and geographic presence.

   Prime Response's board reviewed a number of factors in evaluating the merger, including, but not limited to, the following:

  . information concerning the financial performance and condition, results of operations, competitive position, management and business of Chordiant and Prime Response before and after giving effect to the merger;

  . current financial market conditions and historical market prices, volatility and trading information with respect to Chordiant common stock and Prime Response common stock;

  . the consideration Chordiant will issue in the merger in light of offers from other acquirors;

  . the belief that the terms of the merger agreement and related agreements are reasonable;

  . the impact of the merger on the customers, partners and employees of Prime Response and Chordiant;

  . the market conditions affecting Prime Response;

  . the ability of Prime Response to continue to grow and prosper as a stand-alone entity;

  . results of the due diligence investigation conducted by Prime Response's management, accountants and legal and financial advisors; and

  . the financial presentation of Robertson Stephens and its opinion as to the fairness to the stockholders of Prime Response from a financial point of view, as of the date of its opinion, of the exchange ratio provided for in the merger agreement, as more fully described below under the caption "The Merger--Opinion of Prime Response's Financial Advisor."

   Prime Response's board also considered the terms of the merger agreement regarding Prime Response's rights and limits on its ability to consider and negotiate other acquisition proposals, as well as the possible effects of the provisions regarding termination, termination fees and the reimbursement of Chordiant's merger-related expenses. In addition, it was noted to Prime Response's board that the merger is expected to be a tax-free transaction for United States federal income tax purposes and accounted for as a purchase.

   The Prime Response board also identified and considered a number of potentially negative factors in its deliberations concerning the merger and the merger agreement, including the following:

  . the risk that the potential benefits of the merger may not be realized;

  . the fact that the proposed exchange ratio is fixed and will not change with increases or decreases in the market price of either company's stock before completion of the merger, and the possibility that the dollar value of a share of Chordiant stock at the closing of the merger may be more or less than the dollar value of a share of Chordiant stock at the time of the signing of the merger agreement;

  . the risk that the merger may not be consummated, notwithstanding the voting agreements obtained from holders representing beneficial ownership, excluding any shares issuable upon the exercise of options or warrants, of approximately 40% of Prime Response's outstanding common stock as of the record date, and the effect of the public announcement of the merger on Prime Response's sales, customer relations and operating results;

  . the risk of management and employee disruption associated with the merger, including employee layoffs and the fact that key technical, sales and management personnel would likely not be employed by Chordiant following the merger;

  . the merger would provide Prime Response stockholders with shares of Chordiant common stock in a tax-free exchange for United States federal income tax purposes with very little implied premium over the market price for Prime Response common stock at the time the merger agreement was entered into;

  . the fact that the merger agreement requires Prime Response to obtain
    Chordiant's consent in order to take a variety of actions;

  . Prime Response's limited ability to terminate the merger agreement, including the fact that, under certain circumstances, the receipt of a superior proposal may allow the Prime Response board of directors to change or withdraw its recommendation as to the adoption of the merger agreement, but would still require Prime Response to submit the adoption of the merger agreement to a vote of Prime Response stockholders;

  . the fact that Prime Response would have to consummate the merger even if during the pre-closing period, a change, effect, event, occurrence, state of facts or development occurs that has had or could reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Chordiant and its subsidiaries;

  . the challenges of integrating Prime Response's operations with those of Chordiant; and

  . other applicable risks described in this joint proxy statement/prospectus under "Risk Factors."

   Prime Response's board concluded, however, that these risks could be managed or mitigated and that on balance, the merger's potential benefits to Prime Response and its stockholders outweighed the associated risks. This discussion of the information and factors considered by Prime Response's board is not exhaustive. In view of the variety of factors considered in connection with its evaluation of the merger, Prime Response's board did not find it practicable to, and did not quantify or otherwise assign relative weight to, the specific factors considered in reaching the determination.

   FOR THE REASONS DISCUSSED ABOVE, PRIME RESPONSE'S BOARD OF DIRECTORS HAS APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE MERGER AND HAS DETERMINED THAT THE MERGER AGREEMENT AND THE MERGER ARE ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF PRIME RESPONSE AND ITS STOCKHOLDERS, AND RECOMMENDS THAT PRIME RESPONSE STOCKHOLDERS VOTE "FOR" THE ADOPTION OF THE MERGER AGREEMENT.

   In considering the recommendation of Prime Response's board with respect to the merger agreement, Prime Response stockholders should be aware that certain directors and officers of Prime Response have interests in the merger that are different from, or are in addition to, the interests of other Prime Response stockholders and that Chordiant has agreed to continue certain existing indemnification arrangements in favor of directors and officers of Prime Response. Please see "The Merger--Interests of Prime Response's Officers and Directors in the Merger."

Opinion of Chordiant's Financial Advisor

   The board of directors of Chordiant engaged Thomas Weisel Partners to act as its financial advisor and to render a fairness opinion in connection with the proposed merger of Prime Response and Chordiant. On

January 4, 2001, Thomas Weisel Partners delivered to the Chordiant board of directors its oral opinion (which was subsequently confirmed in writing) that, as of that date and based upon the assumptions made, matters considered and limits of review set forth in Thomas Weisel Partners' written opinion, the exchange ratio was fair, from a financial point of view, to Chordiant.

   Chordiant determined the exchange ratio through negotiations with Prime Response. Chordiant did not impose any limitations on Thomas Weisel Partners with respect to the investigations made or procedures followed in rendering its opinion.

   THE FULL TEXT OF THOMAS WEISEL PARTNERS' WRITTEN OPINION, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY
THOMAS WEISEL PARTNERS IN DELIVERING ITS OPINION, IS ATTACHED AS ANNEX C TO THIS JOINT PROXY STATEMENT/PROSPECTUS. YOU SHOULD READ THIS OPINION CAREFULLY AND IN ITS ENTIRETY. THE FOLLOWING DESCRIPTION OF THE THOMAS WEISEL PARTNERS' OPINION IS ONLY A SUMMARY OF THE WRITTEN OPINION AND IS QUALIFIED IN ITS ENTIRETY BY THE WRITTEN OPINION AND IS NOT A SUBSTITUTE FOR THE WRITTEN OPINION.

   THOMAS WEISEL PARTNERS DIRECTED ITS OPINION TO THE CHORDIANT BOARD OF DIRECTORS. THE OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO THE STOCKHOLDERS OF CHORDIANT AS TO HOW THEY SHOULD VOTE WITH RESPECT TO THE ISSUANCE OF SHARES OF CHORDIANT COMMON STOCK IN THE MERGER. THE OPINION ADDRESSES ONLY THE FINANCIAL FAIRNESS OF THE EXCHANGE RATIO IN THE MERGER. IT DOES NOT ADDRESS THE RELATIVE MERITS OF THE MERGER OR ANY ALTERNATIVES TO THE MERGER. FURTHER, IT DOES NOT ADDRESS THE BUSINESS DECISION OF THE CHORDIANT BOARD OF DIRECTORS TO PROCEED WITH OR CONSUMMATE THE MERGER.

   In connection with its opinion, Thomas Weisel Partners, among other things:

  . reviewed certain publicly available financial and other data with respect to Chordiant and Prime Response, including the consolidated financial statements for recent years and for the most recent fiscal quarters for which published results are available, and certain other relevant financial and operating data relating to Chordiant and Prime Response made available to Thomas Weisel Partners from published sources and from the internal records of Chordiant and Prime Response;

  . reviewed the financial terms and conditions of the merger agreement;

  . reviewed certain publicly available information concerning the trading of, and the trading market for, Chordiant common stock and Prime Response common stock;

  . compared Chordiant and Prime Response from a financial point of view with certain other companies in the software industry which Thomas Weisel Partners deemed to be relevant;

  . considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the software industry which Thomas Weisel Partners deemed to be comparable in whole or in part, to the merger;

  . reviewed and discussed with representatives of the management of Chordiant and Prime Response certain information of a business and financial nature regarding Chordiant and Prime Response, furnished to Thomas Weisel Partners by Chordiant and Prime Response, including financial forecasts and related assumptions of Chordiant and Prime Response;

  . made inquiries regarding and discussed the merger and the merger agreement and other matters related thereto with counsel for Chordiant; and

  . performed such other analyses and examinations as Thomas Weisel Partners deemed appropriate.

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

   In preparing its opinion, Thomas Weisel Partners did not assume any responsibility independently to verify the information referred to above. Instead, with the consent of Chordiant, Thomas Weisel Partners relied on the information being accurate and complete. Thomas Weisel Partners also made the following assumptions, in each case with the consent of Chordiant:

  . with respect to the financial forecasts of Chordiant and Prime Response provided to Thomas Weisel Partners by Chordiant's management, upon their advice and with Chordiant's consent, Thomas Weisel Partners assumed for purposes of its opinion that such forecasts (a) had been reasonably prepared on bases reflecting the best available estimates and judgments of Chordiant's management at the time of preparation as to the future financial performance of Chordiant and Prime Response and (b) provided a reasonable basis upon which Thomas Weisel Partners could form its opinion;

  . that there have been no material changes in the assets, financial condition, results of operations, business or prospects of Chordiant or Prime Response since the respective dates of the last financial statements made available to Thomas Weisel Partners;

  . that the merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations;

  . that the merger would be treated as a tax-free reorganization, pursuant to the United States Internal Revenue Code of 1986, as amended;

  . that the merger would be recorded as a purchase under U.S. generally accepted accounting principles;

  . that, in the course of obtaining the necessary regulatory approvals for the merger, no restrictions, including any divestiture requirements, will be imposed that could have a meaningful effect on the contemplated benefits of the merger; and

  . that the merger will be consummated substantially in accordance with the terms described in the merger agreement, without any further amendments thereto, and without waiver by Chordiant or Prime Response of any of the conditions of their respective obligations thereunder.

   In addition, for purposes of its opinion:

  . Thomas Weisel Partners did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Chordiant or Prime Response, nor was Thomas Weisel Partners furnished with any such appraisals;

  . Thomas Weisel Partners relied on advice of counsel and independent accountants to Chordiant as to all legal and financial reporting matters with respect to Prime Response, the merger, the merger agreement, including the legal status and financial reporting of litigation involving Prime Response; and

  . Thomas Weisel Partners' opinion was based on economic, monetary, market and other conditions as in effect on, and the information made available to Thomas Weisel Partners as of, the date of its opinion. Accordingly, although subsequent developments may affect its opinion, Thomas Weisel Partners has not assumed any obligation to update, revise or reaffirm its opinion.

   The following represents a brief summary of the material financial analyses performed by Thomas Weisel Partners in connection with providing its opinion to the Chordiant board of directors. Some of the summaries of financial analyses performed by Thomas Weisel Partners include information presented in tabular format. In order to fully understand the financial analyses performed by Thomas Weisel Partners, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Thomas Weisel Partners.

   Comparable Company Analysis. Based on public and other available information, Thomas Weisel Partners calculated the multiples of aggregate value, which Thomas Weisel Partners defined as market capitalization plus debt less cash and cash equivalents, to calendar year 2000 and 2001 estimated revenues for ten companies in the software industry. In each case, Thomas Weisel Partners used estimates based on public filings, news articles, published Wall Street research analysts' reports and forecasts and other third party sources. Thomas Weisel Partners believes that the selected ten companies listed below have operations similar to some of the operations of Prime Response, but noted that none of these companies have the same management, composition, size or combination of businesses as Prime Response:

  . Accrue Software, Inc.;

  . Apropos Technology, Inc.;

  . Ecometry Corporation;

  . EGain Communications Corporation;

  . Engage, Inc.;

  . Epicor Software Corporation;

  . Exchange Applications, Inc.;

  . Interact Commerce Corporation;

  . Pegasystems Inc.; and

  . Primus Knowledge Solutions, Inc.

   The following tables set forth the multiples indicated by this analysis for the selected ten software companies:

                                                          Range of
   Aggregate Value to:                                    Multiples  Mean Median
   -------------------                                   ----------- ---- ------
   Estimated 2000 Revenues.............................. (0.2x)-2.2x 1.1x  1.1x
   Estimated 2001 Revenues.............................. (0.2x)-1.4x 0.7x  0.6x

   While the comparable company analysis compared Prime Response to ten companies in the software industry, Thomas Weisel Partners did not include every company that could be deemed to be a participant in this same industry, or in any specific sectors of this industry.

   Thomas Weisel Partners noted that the aggregate value of the consideration to be received by stockholders of Prime Response in connection with the merger implied a ratio of Prime Response's aggregate value to (1) calendar year 2000 estimated revenues of 0.2x and (2) calendar year 2001 estimated revenues of 0.1x.

   Comparable Transactions Analysis. Based on public and other available information, Thomas Weisel Partners calculated the multiples of aggregate value to (1) last twelve months (LTM) revenues and (2) next twelve months (NTM) revenues in the following six comparable acquisitions of software companies that were announced from January 1, 1999 to December 31, 2000:

   Announcement Date           Name of Acquiror                Name of Target
   -----------------           ----------------                --------------
      6/20/00             Brokat Infosystems AG             Blaze Software, Inc.
      1/26/00             Broadvision, Inc.                 Interleaf, Inc.
     10/18/99             Nortel Networks Corporation       Clarify Inc.
     10/11/99             PeopleSoft, Inc.                  Vantive Corp.
      8/23/99             Sun Microsystems, Inc.            Forte Software, Inc.
      4/5/99              Lucent Technologies Inc.          Mosaix, Inc.

   The following table sets forth the multiples indicated by this analysis and the multiples implied by the merger:

                                                   Range of
   Aggregate Value to:                            Multiples  Mean  Median Merger
   -------------------                            ---------- ----- ------ ------
   LTM Revenue................................... 1.1x-27.2x 10.2x  7.7x   0.2x
   NTM Revenue................................... 0.9x-16.5x  8.4x  6.3x   0.1x

   In each case, Thomas Weisel Partners used estimates based on public filings, news articles, published Wall Street research analysts' reports and forecasts and other third party sources. No transaction used in the comparable company or comparable transactions analyses is identical to Chordiant or Prime Response or the merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which Chordiant, Prime Response, and the merger are being compared.

   Premiums Paid Analysis. Thomas Weisel Partners reviewed certain publicly available statistics for thirty comparable transactions in the technology sector that were announced from January 1, 1999 to December 31, 2000. The following table present the indicated premiums paid above the average of the exchange ratios based on daily closing share prices of Chordiant and Prime Response one day before the announcement of the transaction, five trading days before the announcement of the transaction and twenty trading days before the announcement of the transaction.

                                                       Range of
                                                     Percentages   Mean  Median
                                                    -------------- ----- ------
Exchange Rate Premium One Day Prior to
 Announcement.....................................  (13.4%)-169.0% 40.4% 30.2%
Exchange Rate Premium Five Trading Days Prior to
 Announcement.....................................  (12.0%)-171.8% 40.8% 37.4%
Exchange Rate Premium Twenty Trading Days Prior to
 Announcement.....................................  (29.6%)-183.3% 40.6% 36.5%

   Thomas Weisel Partners noted that the exchange ratio premium implied by the merger for the period one day, five trading days, and twenty trading days prior to the date of Thomas Weisel Partners' analyses was 100.0%, 66.1%, and 15.1%, respectively.

   Contribution Analysis. Thomas Weisel Partners used the estimates and financial forecasts prepared by (1) Chordiant's management, referred to as the Revised Case, and (2) third party analysts, referred to as the Street Case, with respect to Chordiant and Prime Response in order to perform a contribution analysis. On the basis of these estimates and financial forecasts, Thomas Weisel Partners reviewed the contribution of each of Chordiant and Prime Response to projected revenue for calendar years 2000 and 2001, for the combined company. Thomas Weisel Partners then compared these contributions to the forecasted share ownership of the combined company to be held by the stockholders of each of Chordiant and Prime Response, assuming consummation of the merger as described in the merger agreement.

   The following tables set forth the relative contributions indicated by this analysis and the forecasted ownership of the combined company:

                       Revised Case                     Chordiant Prime Response
                       ------------                     --------- --------------
    Calendar 2000 Projected............................   52.0%       48.0%
    Calendar 2001 Projected............................   59.0%       41.0%

                        Street Case                     Chordiant Prime Response
                        -----------                     --------- --------------
    Calendar 2000 Projected............................   52.0%       48.0%
    Calendar 2001 Projected............................   53.0%       47.0%

                 Pro Forma Share Ownership              Chordiant Prime Response
                 -------------------------              --------- --------------
                                                          77.0%       23.0%

   The foregoing description is only a summary of the analyses and examinations that Thomas Weisel Partners deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Thomas Weisel Partners. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. Thomas Weisel Partners believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to you. In addition, Thomas Weisel Partners may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Thomas Weisel Partners with respect to the actual value of Prime Response.

   In performing its analyses, Thomas Weisel Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Chordiant and Prime Response. The analyses performed by Thomas Weisel Partners are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by Thomas Weisel Partners with respect to the financial fairness of the exchange ratio in the merger, and were provided to Chordiant in connection with the delivery of the Thomas Weisel Partners' opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

   As described above, Thomas Weisel Partners' opinion and presentation were among the many factors that the Chordiant board of directors took into consideration in making its determination to approve, and to recommend that the stockholders of Chordiant approve the issuance of shares of Chordiant common stock in the merger.

   Pursuant to an engagement letter dated October 24, 2000, Thomas Weisel Partners provided financial advisory services and a financial opinion in connection with the merger, and Chordiant agreed to pay Thomas Weisel Partners a customary fee in connection therewith. The Chordiant board of directors was aware of this fee structure and took it into account in considering Thomas Weisel Partners' opinion and in approving the issuance of shares of Chordiant common stock in the merger. Further, Chordiant has agreed to reimburse Thomas Weisel Partners for its reasonable out-of-pocket expenses and to indemnify Thomas Weisel Partners, its affiliates, and its respective partners, directors, officers, agents, consultants, employees and controlling persons against specific liabilities, including liabilities under the federal securities laws.

   In the ordinary course of its business, Thomas Weisel Partners may actively trade the equity securities of Chordiant and Prime Response for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in these securities. In addition, Thomas Weisel Partners has acted as an underwriter in connection with the offerings of securities of Chordiant and performed various investment banking services for Chordiant.

Opinion of Prime Response's Financial Advisor

   Prime Response engaged Robertson Stephens to provide financial advisory and investment banking services to Prime Response in connection with the proposed merger, and to render an opinion as to the fairness of the exchange ratio of
0.60 in the proposed merger, from a financial point of view, to the "holders of Prime Response common stock." (See Annex D for a copy of the full opinion.) The "holders of Prime Response common stock" was defined in Robertson Stephens' written opinion letter to the board of directors of Prime Response, dated January 5, 2001, as all holders of Prime Response common stock other than Chordiant, Puccini Acquisition Corp. or any affiliates of Chordiant or Puccini Acquisition Corp.

   On January 5, 2001, at a meeting of Prime Response's board held to evaluate the proposed merger, Robertson Stephens delivered its written opinion to Prime Response's board that, as of January 5, 2001 and based on the assumptions made, matters considered and the limitations on the review undertaken described in the opinion, the exchange ratio in the proposed merger was fair from a financial point of view to the holders of Prime Response common stock. The exchange ratio was determined through negotiations between the respective managements of Prime Response and Chordiant. Although Robertson Stephens did assist the management of Prime Response in those negotiations, it was not asked by, and did not recommend to, Prime Response that any specific exchange ratio constituted the appropriate exchange ratio for the merger.

   You should consider the following when reading the discussion of the opinion of Prime Response's financial advisor in this document:

  . We urge you to read carefully the entire opinion of Robertson Stephens, which is set forth in Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. The following description of the Robertson Stephens opinion is qualified by reference to the full opinion located in Annex D. The full opinion sets forth, among other things, the assumptions made by Robertson Stephens, the matters it considered and the limitations on the review undertaken.

  . The Robertson Stephens opinion was prepared for the information of Prime
    Response's board of directors in connection with its evaluation of the merger and does not constitute a recommendation to the stockholders of Prime Response or Chordiant as to how they should vote, or take any other action, with respect to the merger.

  . The Robertson Stephens opinion did not address the relative merits of the merger and the other business strategies that Prime Response's board of directors has considered, nor does it address the decision of Prime Response's board of directors to proceed with the merger.

  . The Robertson Stephens opinion was necessarily based upon market, economic and other conditions that were in effect on, and information made available to Robertson Stephens as of, the date of the opinion. You should understand that subsequent developments may affect the conclusion expressed in the Robertson Stephens opinion, and that Robertson Stephens disclaims any undertaking or obligation to advise any person of any change in any matter affecting its opinion which may come or be brought to Robertson Stephens' attention after the date of its opinion.

  . The Robertson Stephens opinion was limited to the fairness, from a financial point of view and as of the date thereof, of the exchange ratio in the merger to the holders of Prime Response common stock.

 Opinion and Analysis of Robertson Stephens

   In connection with the preparation of the Robertson Stephens opinion, Robertson Stephens:

  . reviewed certain publicly available financial statements and other business and financial information of Prime Response and Chordiant, respectively;

  . reviewed certain internal financial statements and other financial and operating data, including certain financial forecasts and other forward-looking information, concerning Prime Response prepared by the management of Prime Response;

  . reviewed certain publicly available estimates of research analysts relating to Prime Response and Chordiant;

  . held discussions with the respective managements of Prime Response and Chordiant concerning the businesses, past and current operations, financial condition and future prospects of both Prime Response and Chordiant, independently and combined, including discussions with the managements of Prime Response and Chordiant concerning their views regarding the strategic rationale for the merger;

  . reviewed the financial terms and conditions set forth in drafts, dated
    January 5, 2001, of the merger agreement and the voting agreement;

  . reviewed the stock price and trading history of Prime Response common stock and Chordiant common stock;

  . compared the financial performance of Prime Response and Chordiant and the prices and trading activity of Prime Response common stock and Chordiant common stock with that of certain other publicly traded companies comparable with Prime Response and Chordiant, respectively;

  . compared the financial terms of the merger with the financial terms, to the extent publicly available, of other transactions that Robertson Stephens deemed relevant;

  . reviewed the pro forma impact of the merger;

  . prepared an analysis of the relative contributions of Prime Response and Chordiant to the combined company;

  . participated in discussions and negotiations among representatives of Prime Response and Chordiant and their financial and legal advisors; and

  . made such other studies and inquiries, and reviewed such other data, as Robertson Stephens deemed relevant.

   In its review and analysis, and in arriving at its opinion, Robertson Stephens assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it (including information furnished to it orally or otherwise discussed with it by the managements of Prime Response and Chordiant) or publicly available and neither attempted to verify, nor assumed responsibility for verifying, any of such information. Robertson Stephens relied upon the assurances of the managements of Prime Response and Chordiant that they were not aware of any facts that would make such information inaccurate or misleading. Furthermore, Robertson Stephens did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of Prime Response or Chordiant, nor was it furnished with any such evaluation or appraisal.

   In addition, Robertson Stephens assumed that:

  . the merger will be consummated upon the terms set forth in the drafts, dated January 5, 2001, of the merger agreement and the voting agreement without material alteration thereof, including, among other things, that the merger will be accounted for as a "purchase method" business combination in accordance with U.S. generally accepted accounting principles;

  . the merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended; and

  . the historical financial statements of each of Prime Response and Chordiant reviewed by Robertson Stephens were prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied.

   Robertson Stephens relied as to all legal matters relevant to rendering its opinion on the advice of counsel to Prime Response.

   Robertson Stephens expressed no opinion as to:

  . the value of any employee agreement or other arrangement entered into in connection with the merger;

  . any tax or other consequences that may result from the merger; or

  . what the value of the Chordiant common stock will be when issued to Prime
    Response's stockholders pursuant to the merger or the price at which the shares of Chordiant's common stock that are issued pursuant to the merger may be traded in the future.

   The following is a summary of the material financial analyses performed by Robertson Stephens in connection with rendering its opinion. The summary of the financial analyses is not a complete description of all of the analyses performed by Robertson Stephens. Certain of the information in this section is presented in tabular form. In order to better understand the financial analyses performed by Robertson Stephens, these tables must be read together with the text accompanying each table. The opinion is based upon the totality of the various analyses performed by Robertson Stephens and no particular portion of the analyses has any merit standing alone.

 Comparable Companies Analysis

   Using publicly available information, Robertson Stephens analyzed, among other things, the total enterprise values and trading multiples of the following selected publicly traded companies in the eCustomer relationship management industry which Robertson Stephens believed to be reasonably comparable to Prime Response:

  . Accrue Software, Inc.

  . Allaire Corporation

  . Ask Jeeves, Inc.

  . Calico Commerce, Inc.

  . Chordiant Software, Inc.

  . ClickAction, Inc.

  . Digital Impact, Inc.

  . eGain Communications

  . Eprise Corporation

  . Exchange Applications, Inc.

  . Firepond, Inc.

  . InterWorld Corporation

  . net.Genesis Corp.

  . Net Perceptions, Inc.

  . Open Market, Inc.

  . Primus Knowledge Solutions, Inc.

  . Silverstream Software, Inc.

   Total enterprise value (TEV) means the value of the company's fully-diluted common equity plus debt outstanding and the liquidation value of outstanding preferred stock, if any, less balance sheet cash. The following table sets forth the range of multiples for the selected publicly traded companies of total enterprise value to estimated revenues for calendar years 2000 and 2001 and of fully-diluted common equity value to estimated revenues for calendar years 2000 and 2001, based upon the closing stock prices as of January 4, 2001, and corresponding multiples for Prime Response in the merger based upon a 0.60 exchange ratio and the closing stock price of Chordiant common stock as of January 4, 2001:

                            TEV/          TEV/      Equity Value/ Equity Value/
   Multiples            2000 Revenues 2001 Revenues 2000 Revenues 2001 Revenues
   ---------            ------------- ------------- ------------- -------------
   High................     2.82x         1.72x         4.77x         3.20x
   Median..............     0.73x         0.44x         1.59x         1.07x
   Mean................     0.85x         0.53x         2.26x         1.34x
   Low.................    -0.62x        -0.31x         0.23x         0.14x
   Value in the
    merger.............     0.35x         0.23x         1.40x         0.91x

   Revenue data for the selected publicly traded companies and for Prime Response were obtained from research analysts estimates.

 Selected Precedent Transactions Analysis

   Using publicly available information, Robertson Stephens analyzed the aggregate value and the adjusted aggregate value multiples of the following selected acquisition transactions in the eBusiness software industry (listing the targets followed by the acquiror and with the date these transactions were publicly announced in parenthesis) which Robertson Stephens believed to be reasonably comparable to the proposed merger:

  . Servicesoft, Inc./Broadbase Software, Inc. (September 18, 2000)

  . Janna Systems, Inc./Siebel Systems, Inc. (September 11, 2000)

  . OnLink Technologies, Inc./Siebel Systems, Inc. (August 7, 2000)

  . Panop.com, Inc./Broadbase Software, Inc. (July 7, 2000)

  . Blaze Software, Inc./Brokat Infosystems AG (June 20, 2000)

  . CustomerAnalytics/Exchange Applications, Inc. (June 8, 2000)

  . Opensite, Inc./Siebel Systems, Inc. (April 18, 2000)

  . Knowledge Stream Partners/Exchange Applications, Inc. (April 3, 2000)

  . Octane Software, Inc./E.piphany, Inc. (March 15, 2000)

  . Mustang.com, Inc./Quintus Corporation (February 28, 2000)

  . Silknet Software, Inc./Kana Communications, Inc. (February 7, 2000)

  . Interleaf, Inc./BroadVision, Inc. (January 26, 2000)

  . Oberon Software, Inc./OnDisplay, Inc. (January 18, 2000)

  . KD1, Inc./Net Perceptions, Inc. (January 17, 2000)

  . 2order.com, Inc./Primus Knowledge Solutions, Inc. (January 10, 2000)

  . DataSage, Inc./Vignette Corporation (January 10, 2000)

  . Imparto Software, Inc./Primus Knowledge Solutions, Inc. (December 13,
    1999)

  . Rubric, Inc./Broadbase Software, Inc. (December 9, 1999)

  . ConnectInc.com/Calico Commerce, Inc. (November 19, 1999)

  . Neovista Software, Inc./Accrue Software, Inc. (November 17, 1999)

  . RightPoint Corporation/E.piphany, Inc. (November 16, 1999)

   In analyzing these "precedent transactions," Robertson Stephens compared, among other things, the adjusted aggregate value in such transactions as a multiple of the latest twelve months' ("LTM") revenues, as of the time of the transaction, and the next twelve months' ("NTM") estimated revenues. Adjusted aggregate value means the aggregate value of the selected precedent transaction as adjusted to reflect the subsequent stock performance of the acquiror and is based on the exchange ratio of the transaction and the January 4, 2001 acquiror stock price. All multiples for the precedent transactions were derived from publicly available information. Based on this information and other publicly available information, the following table illustrates the adjusted aggregate value ratios from these transactions and the corresponding ratio for the proposed merger:

                             Adjusted Aggregate Value/ Adjusted Aggregate Value/
   Multiples                       LTM Revenues              NTM Revenues
   ---------                 ------------------------- -------------------------
   High.....................          38.66x                    25.27x
   Median...................           5.57x                     3.78x
   Mean.....................          10.70x                     8.08x
   Low......................          -0.42x                     0.74x
   Value in the merger......           0.34x                     0.27x

 Exchange Ratio Premiums Analysis

   Robertson Stephens reviewed and analyzed the exchange ratio premiums paid in the precedent transactions listed above using a range of one day, one week and one month prior to the announcement of each transaction. The exchange ratio premium is the premium over the target company's stock price that the transaction consideration represents (calculated by multiplying the exchange ratio in the transaction by the acquiror's stock price at the indicated time). The one week and one month exchange ratio premiums were based on average exchange ratios for such periods prior to the announcement of the transaction. The following table sets forth the range of exchange ratio premiums for those transactions and the corresponding exchange ratio premium in the proposed merger:

                                                          1 Day  1 Week  1 Month
                                                         Premium Premium Premium
                                                         ------- ------- -------
   High.................................................  55.1%   46.6%   78.9%
   Median...............................................  33.2%   33.0%   47.6%
   Mean.................................................  37.3%   34.0%   50.0%
   Low..................................................  27.7%   23.7%   25.8%
   Exchange ratio premium in the merger................. 101.8%   65.0%   24.1%

 Price Premiums Analysis

   Robertson Stephens reviewed and analyzed the purchase price premiums paid on all domestic high-tech transactions during the year 2000 with equity transaction values between $25 million and $200 million for one day, one week and one month prior to the announcement of the transaction. The following table sets forth the range of purchase price premiums and the corresponding purchase price premium in the proposed merger:

                                                          1 Day  1 Week  1 Month
                                                         Premium Premium Premium
                                                         ------- ------- -------
   High.................................................  93.9%  106.5%  200.0%
   Median...............................................  30.2%   28.6%   48.7%
   Mean.................................................  33.1%   36.2%   53.6%
   Low.................................................. -16.4%  -23.5%  -50.3%
   Price premium in the merger.......................... 101.8%  108.1%   14.8%

 Other Factors

   No company, business or transaction compared in any of the above analyses is identical to Prime Response, Chordiant or the proposed merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition and other values of the comparable companies, precedent transactions or the business segment, company or transaction to which they are being compared. In addition, various analyses performed by Robertson Stephens incorporate projections prepared by research analysts using only publicly available information. These estimates may or may not prove to be accurate.

   While this summary describes the analysis and factors that Robertson Stephens deemed material in its presentation to the Prime Response board, it is not a comprehensive description of all analysis and factors considered by Robertson Stephens. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Robertson Stephens did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Robertson Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by Robertson Stephens. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by Robertson Stephens is based on all analyses and factors taken as a whole and also on application of Robertson Stephens' own experience and judgment. This conclusion may involve significant elements of subjective judgment and qualitative analysis. Robertson Stephens expresses no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed. In performing its analyses, Robertson Stephens made numerous assumptions with respect to industry performance, general business and other conditions and matters, many of which are beyond the control of Prime Response, Chordiant or Robertson Stephens. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Accordingly, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which these businesses actually may be sold in the future, and these estimates are inherently subject to uncertainty.

   The engagement letter dated October 4, 1999 between Robertson Stephens and Prime Response provides that, for its services, Robertson Stephens is entitled to receive usual and customary fees in connection with the transaction and the delivery of the opinion, and with respect to the opinion fee, such fee is payable without regard to the conclusion reached in the opinion. The payment of Robertson Stephens' fees, other than the fee payable on the delivery of the opinion, is contingent upon the consummation of the merger. Prime Response has also agreed to reimburse Robertson Stephens for its reasonable and customary out-of-pocket expenses related to this work, including legal fees, and to indemnify and hold harmless Robertson Stephens and its affiliates and any other person, director, employee or agent of Robertson Stephens or any of its affiliates, or any person controlling Robertson Stephens or its affiliates, for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Robertson Stephens as financial advisor to Prime Response. The terms of the fee arrangement with Robertson Stephens, which Prime Response and Robertson Stephens believe are customary in transactions of this nature, were negotiated at arm's length between Prime Response and Robertson Stephens, and the Prime Response board was aware of these fee arrangements.

   In the past, Robertson Stephens has provided certain investment banking services to Prime Response, including acting as lead manager for Prime Response's filing of an initial public offering, for which it has been paid customary fees. Robertson Stephens maintains a market in the shares of Prime Response and Chordiant. In the ordinary course of its business, Robertson Stephens may actively trade securities of Prime Response or Chordiant for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in the securities of Prime Response or Chordiant.

   Robertson Stephens is an internationally recognized investment banking firm and was retained based on its experience as a financial advisor in connection with mergers and acquisitions and in securities valuations generally. As part of its investment banking business, Robertson Stephens is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes.

Interests of Chordiant's Officers and Directors in the Merger

   In considering the recommendation of the Chordiant board of directors with respect to approving the issuance of Chordiant common stock in the merger, Chordiant stockholders should be aware that certain members of the board of directors and management of Chordiant have interests in the merger that are in addition to the interests of stockholders of Chordiant in general. The Chordiant board of directors was aware of these interests and considered them, among other matters, in approving the issuance of Chordiant common stock in the merger.

   Combined Company Board of Directors. The merger agreement provides that after the effective time of the merger, the board of directors of the combined company shall consist of ten directors, nine of whom shall be designated by Chordiant and one of whom shall be designated by Prime Response.

   Combined Company Executive Officers. Mr. Spadafora will continue to serve as chief executive officer and chairman of the board of directors of Chordiant after the effective time of the merger.

Interests of Prime Response's Officers and Directors in the Merger

   Combined Company Board of Directors. The merger agreement provides that after the effective time of the merger, the board of directors of the combined company shall consist of ten directors, nine of whom shall be designed by Chordiant and one of whom shall be designated by Prime Response. The director designated by Prime Response will be William E. Ford, who is currently a director of Prime Response.

   Prime Response Stock Options being assumed by Chordiant. As of December 31, 2000, Prime Response's executive officers, directors and their affiliates, held options to purchase a total of 436,622 shares of Prime Response common stock, at exercise prices ranging from $3.4133 to $29.06 per share, of which 179,810 shares were vested.

  Separation Agreements; Employment Agreements.

   Under the terms of an agreement between Prime Response and Peter Boni dated February 13, 2001 entered into in connection with his resignation as President, Chief Executive Officer and a director of Prime Response as of January 31, 2001, Mr. Boni is entitled to receive (i) the continuation of his base salary at the current annualized rate of $300,000 for a period of twelve months, (ii) a bonus of $145,000 to be paid in 12 equal monthly installments, (iii) the continuation of his benefit package for a period of twelve months and (iv) a one time severance payment of $10,000. In addition, as of the date of this agreement, all of Prime Response's repurchase rights on the 636,225 shares of Prime Response common stock held by Mr. Boni have terminated. In addition, Prime Response acknowledged and agreed that the promissory note dated June 1, 1999, evidencing a loan by Prime Response to Peter Boni in the amount of $2,544,900, is not due and payable until January 31, 2009, and that the holder of the promissory note will not seek payment of the note prior to that date.

   Under the terms of an agreement between Prime Response and Frederick Phillips dated January 31, 2001 entered into in connection with his resignation as Chief Financial Officer of Prime Response as of January 31, 2001, Mr. Phillips is entitled to receive (i) the continuation of his base salary at the current annualized rate of $180,000 for a period of twelve months, (ii) a bonus of $63,000 to be paid in 12 equal monthly installments,

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(iii) the continuation of his benefit package for a period of twelve months and
(iv) a one time severance payment of $10,000. In addition, all the 93,750 options to purchase shares of Prime Response common stock held by Mr. Phillips became immediately exercisable in full as of the date of this agreement. All options must be exercised by Mr. Phillips by January 31, 2002.

   Under the terms of an agreement between Prime Response and James Carling dated January 31, 2001, entered into in connection with his resignation as Chief Technology Officer of Prime Response as of January 18, 2001, Mr. Carling is entitled to receive the payment of two months of his base salary at the current annualized rate of $250,000.

   Under the terms of an agreement between Prime Response and Paul Lavallee dated October 22, 1999, in the event that Mr. Lavallee's employment is terminated without cause, or if Mr. Lavallee is asked to take a position of lesser responsibility or is not granted a promotion in the event that a higher position is created or vacated, he is entitled to receive twelve months of base salary and bonus, vesting in an additional year of stock options to be exercised within one year of termination as well as his benefit package. In addition, if Mr. Lavallee's employment is terminated, or if he is asked to assume a position of lesser responsibility upon a change of control, all options to purchase shares of Prime Response common stock held by Mr. Lavallee shall become fully vested and he will receive paid health and life insurance for one year. Mr. Lavallee resigned as Prime Response's President, the Americas on January 12, 2001.

   Under the terms of an agreement between Prime Response and Allen Swann, Mr. Swann's employment may be terminated by either party upon six months' notice. Prime Response may elect to pay Mr. Swann six months salary instead of giving the required notice under the agreement or may place Mr. Swann on "gardening leave," during which time Mr. Swann would cease to perform his job responsibilities, but would be prohibited from undertaking other employment. In addition, pursuant to a letter dated June 16, 2000, all unvested options currently held by Mr. Swann will vest in full on June 30, 2001. Under the terms of a letter agreement between Chordiant and Allen Swann, Prime Response's current Chief Executive Officer and President, dated January 18, 2001, conditional upon the merger being completed, Mr. Swann will be employed by Chordiant as Executive Operations Officer of Worldwide Field Operations. Under the terms of this agreement, Mr. Swann's annual base salary will be $275,000, he will be eligible to earn up to an additional $725,000 in discretionary incentive compensation, to be paid quarterly, and he will be eligible to receive a $300,000 retention bonus after he has completed 3 months of employment with Chordiant after the merger is completed. Pursuant to the terms of the agreement and subject to the approval of the Chordiant board of directors, Mr. Swann will also be eligible to receive options to acquire approximately 196,000 shares of Chordiant common stock.

   Under the terms of an agreement between Prime Response and Gary Daniels dated November 30, 1998, Mr. Daniels' employment may be terminated by either party upon six months notice. Prime Response may elect to pay Mr. Daniels six months salary instead of giving the required notice under the agreement or may place Mr. Daniels on "gardening leave," during which time Mr. Daniels would cease to perform his job responsibilities, but would nevertheless be prohibited from undertaking other employment. Under the terms of a letter agreement between Chordiant and Gary Daniels, Prime Response's current Vice President, Product Development, executed on January 24, 2001, conditional upon the merger being completed, Mr. Daniels will be employed by Chordiant as Vice President of Engineering. Under the terms of this agreement, Mr. Daniels' annual base salary will be $210,000 and he will be eligible to earn up to 50% of his base salary in incentive compensation. Pursuant to the terms of the agreement and subject to the approval of the Chordiant board of directors, Mr. Daniels will also be eligible to receive options to acquire approximately 213,000 shares of Chordiant common stock.

   Under the terms of agreements between Prime Response and James Plantan dated August 11, 1999 and July 28, 1999, if Mr. Plantan's employment is terminated without cause he is entitled to receive severance pay and medical benefits for a period of six months and 100% of all outstanding options to purchase shares of Prime Response common stock held by Mr. Plantan will become immediately exercisable. Mr. Plantan does not intend to work for either Prime Response or Chordiant after the merger is completed.

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   Under the terms of an agreement dated February 29, 2000 between Steven Gal and Prime Response, if Mr. Gal is terminated without cause upon a change in control of Prime Response, Mr. Gal will be offered a severance program that continues for one year which includes (i) his cash compensation of base salary and incentive potential compensation, (ii) paid health and life insurance and
(iii) 100% vesting of all outstanding options to purchase shares of Prime Response common stock held by Mr. Gal. If Mr. Gal is terminated without cause (unrelated to a change of control), if his position is eliminated, or if he is offered a position of lesser responsibility, Mr. Gal will be entitled to receive his base salary and incentive potential compensation, paid life and health insurance for one year, and an additional year of vesting of his outstanding stock options provided that he exercises such options within one year of termination. Mr. Gal is not required to mitigate his damages or offset any payments by a new employer. Mr. Gal resigned as Vice President of Marketing for Prime Response on February 20, 2001.

   Indemnification and Insurance. Chordiant has agreed in the merger agreement that all rights to indemnification existing in favor of those persons who are directors and officers of Prime Response as of the date of merger for their acts and omissions occurring prior to the effective time of the merger, as provided in Prime Response's bylaws, as in effect as of the date of the merger agreement shall survive the merger and shall be observed by Prime Response to the fullest extent available under Delaware law for a period of six years from the date of completion of the merger. Chordiant also has agreed to maintain directors' and officers' liability insurance for Prime Response's directors and officers equivalent to Prime Response's current insurance for not less than three years after the effective time of the merger.

   As a result of the foregoing, the directors and executive officers of Prime Response may be more likely to vote for the adoption of the merger agreement than Prime Response stockholders generally.

Material Federal Income Tax Consequences

   In the opinion of Cooley Godward LLP and Hale and Dorr LLP, the following discussion summarizes the material United States federal income tax considerations of the merger that are expected to apply generally to Prime Response stockholders upon an exchange of their Prime Response common stock for Chordiant common stock in the merger. This summary is based upon current provisions of the Internal Revenue Code, existing regulations under the Internal Revenue Code and current administrative rulings and court decisions, all of which are subject to change. Any change, which may or may not be retroactive, could alter the tax consequences to the stockholders of Prime Response as described in this summary. No attempt has been made to comment on all federal income tax consequences of the merger that may be relevant to particular Prime Response stockholders, who may be subject to special rules, such as:

  . a broker or dealer in securities or currencies;

  . a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

  . a bank, thrift, regulated investment company or other financial institution or finance service company;

  . an insurance company;

  . a tax-exempt organization;

  . a person who holds shares of Prime Response common stock or will hold
    Chordiant common stock as part of a straddle or a hedging, integrated, constructive sale or conversion transaction or other risk reduction strategy for tax purposes;

  . a person whose functional currency for tax purposes is not the U.S.
    dollar;

  . a person liable for alternative minimum tax;

  . a person who acquired shares of Prime Response common stock or Chordiant common stock through stock option or stock purchase programs or in other compensatory transactions;

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  . a foreign person; or

  . a person who is a United States expatriate.

   In addition, the following discussion does not address the tax consequences of the merger under state, local and foreign tax laws. Furthermore, the following discussion does not address:

  . the tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which Prime Response shares are acquired or Chordiant shares are disposed of;

  . the tax consequences to holders of options or warrants issued by Prime
    Response that are assumed, exercised or converted, as the case may be, in connection with the merger; or

  . the tax consequences of the receipt of Chordiant shares other than in exchange for Prime Response shares.

   Accordingly, holders of Prime Response common stock are advised and expected to consult their own tax advisors regarding the federal income tax consequences of the merger in light of their personal circumstances and the consequences under state, local and foreign tax laws.

   Cooley Godward LLP and Hale and Dorr LLP, as a condition to the closing, must render tax opinions that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code (a "Reorganization"). These tax opinions discussed in this section assume and will be conditioned upon the following:

  . the truth and accuracy of the statements, covenants, representations and warranties contained in the merger agreement, in the tax representations received from Chordiant, Puccini Acquisition Corp. and Prime Response to support the tax opinions and in all other instruments and documents related to the formation, organization and operation of Chordiant, Puccini Acquisition Corp. and Prime Response examined by and relied upon by Cooley Godward LLP and Hale and Dorr LLP in connection with the merger;

  . that original documents submitted to such counsel are authentic, that documents submitted to such counsel as copies conform to the original documents and that all of these documents have been, or will be by the effective time of the merger, duly and validly executed and delivered where due execution and delivery are a prerequisite to the effectiveness of these documents;

  . that all covenants contained in the merger agreement and the tax representations described above are performed without waiver or breach of any material provision of these covenants; and

  . that any representation or statement made "to the best of knowledge" or similarly qualified is correct without that qualification.

   No ruling from the Internal Revenue Service has been or will be requested in connection with the merger. In addition, stockholders of Prime Response should be aware that the tax opinions discussed in this section are not binding on the IRS; the IRS could adopt a contrary position and a contrary position could be sustained by a court.

   Assuming the merger constitutes a Reorganization for federal income tax purposes, the following federal income tax consequences will result to Prime Response stockholders:

  . stockholders of Prime Response will not recognize any gain or loss upon the receipt of solely Chordiant common stock for their Prime Response common stock;

  . the aggregate basis of the shares of Chordiant common stock received by a Prime Response stockholder in the merger, including any fractional share deemed received, will be the same as the aggregate basis of the shares of Prime Response common stock exchanged therefor;

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  . the holding period of the shares of Chordiant common stock received by a
    Prime Response stockholder in the merger will include the holding period of the shares of Prime Response common stock exchanged therefor, provided that such shares of Prime Response common stock are held as capital assets at the effective time of the merger; and

  . a stockholder of Prime Response who receives cash in lieu of a fractional share will recognize gain or loss equal to the difference, if any, between such stockholder's basis in the fractional share and the amount of cash received. Such gain or loss will be a capital gain or loss if the Prime Response common stock to which the fractional share interest is allocable is held by such stockholder as a capital asset at the effective time of the merger.

   In addition to the foregoing, there are other tax-related issues that you should be aware of, such as:

  . Reporting Requirements. Each Prime Response stockholder that receives
    Chordiant common stock in the merger will be required to file a statement with his, her or its federal income tax return setting forth the stockholder's basis in the Prime Response stock exchanged and the fair market value of the Chordiant stock and any cash received in the merger, and to retain permanent records of these facts relating to the merger.

  . Backup Withholding. Unless an exemption applies under applicable law and regulations, the exchange agent for Chordiant common stock is required to withhold, and will withhold, 31% of any cash payments to a Prime Response stockholder in the merger unless the stockholder provides the appropriate form as described below. Each Prime Response stockholder should complete and sign the substitute Form W-9 included as part of the letter of transmittal to be sent to each Prime Response stockholder, so as to provide the information, including such stockholder's taxpayer identification number, and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to Chordiant and the exchange agent.

  . Consequences of IRS Challenge. A successful IRS challenge to the status of the merger as a Reorganization would result in significant tax consequences. Prime Response stockholders would recognize gain or loss with respect to each share of Prime Response common stock exchanged in the merger. Such gain or loss would be equal to the difference between the stockholder's basis in such share and the sum of the fair market value, as of the effective time of the merger, of the Chordiant common stock received in the merger and any cash received instead of a fractional share of Chordiant common stock. In such event, a stockholder's aggregate basis in the Chordiant common stock so received would equal its fair market value as of the effective time of the merger and the stockholder's holding period for such stock would begin the day after the merger is consummated.

  . Other Consideration. Even if the merger qualifies as a Reorganization, a recipient of Chordiant common stock would recognize income if, for example, any such shares were determined to have been received in exchange for services, to satisfy obligations or in consideration for anything other than the Prime Response common stock exchanged. Generally, such income would be taxable as ordinary income upon receipt. In addition, to the extent that Prime Response stockholders were treated as receiving, directly or indirectly, consideration other than Chordiant common stock in exchange for such stockholder's Prime Response common stock, gain or loss would have to be recognized.

   The summary of material United States federal income tax consequences set forth above is intended to provide only a general summary and is not intended to be a complete analysis or description of all potential federal income tax consequences of the merger. In addition, the summary does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, the summary does not address any non-income tax or any foreign, state or local tax consequences of the merger. The summary does not address the tax consequences of any transaction other than the merger. Accordingly, each Prime Response stockholder is strongly urged to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences of the merger to such stockholder.

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Anticipated Accounting Treatment

   The merger is expected to be accounted for as a purchase under U.S. generally accepted accounting principles.

Governmental Approvals

   Transactions such as the merger are subject to review by the Department of Justice and the Federal Trade Commission ("FTC") to determine whether they comply with applicable antitrust laws. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") and the rules promulgated thereunder, no premerger notification reports must be filed by Chordiant or Prime Response with the Department of Justice or the FTC in connection with the merger.

Restrictions on Resales by Affiliates

   The shares of Chordiant common stock to be received by Prime Response stockholders in the merger will have been registered under the Securities Act and, except as described in this paragraph, may be freely traded without restriction. The shares of Chordiant common stock to be issued in the merger and received by persons who may be considered to be "affiliates," as that term is defined in Rule 144 under the Securities Act, of Prime Response before the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. The merger agreement provides that Prime Response will use all reasonable efforts to obtain a signed affiliate agreement in favor of and for the benefit of Chordiant from all persons who may be considered affiliates of Prime Response. Each affiliate agreement signed by an affiliate of Prime Response provides that the affiliate agrees not to sell, transfer or otherwise dispose of any shares of Prime Response common stock owned by him, her or it or any Chordiant common stock received by him, her or it in exchange for shares of Prime Response common stock in connection with the merger or any additional shares of capital stock of Prime Response, Chordiant or any subsidiary or affiliate of Chordiant acquired by such affiliate, whether upon exercise of a stock option, warrant or conversion of debt securities or otherwise, for a period of time beginning on the effective date of the affiliate agreement until such time following the merger as Chordiant publishes financial statements that include at least thirty days of combined financial results of Chordiant and Prime Response. The affiliate agreements also provide that these persons will not sell, transfer or otherwise dispose of any shares of Chordiant common stock at any time in violation of the Securities Act or the rules and regulations promulgated under the Securities Act, including Rule 145.

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                     CERTAIN TERMS OF THE MERGER AGREEMENT

   The following description of the merger agreement describes certain material terms of the merger agreement. The full text of the merger agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference. You are encouraged to read the entire merger agreement carefully.

The Merger

   The merger agreement provides that at the effective time of the merger, Puccini Acquisition Corp. will be merged with and into Prime Response. Upon completion of the merger, Prime Response will continue as the surviving corporation and will be a wholly-owned subsidiary of Chordiant and the directors and officers of Puccini Acquisition Corp. immediately prior to the effective time of the merger shall become the directors and officers of Prime Response upon completion of the merger.

Effective Time of the Merger

   The merger will become effective when a certificate of merger executed by Prime Response is delivered and filed with the Delaware Secretary of State. Provided that all the conditions to the merger contained in the merger agreement are satisfied or waived, it is anticipated that the effective time will occur as soon as practicable following the special meetings.

Manner and Basis of Converting Shares

   The merger agreement provides that at the effective time of the merger, each outstanding share of Prime Response common stock will automatically be converted into the right to receive 0.60 of a share of Chordiant common stock. No fractional shares of Chordiant common stock will be issued in the merger. Instead, each Prime Response stockholder otherwise entitled to a fractional share will receive a cash amount (rounded to the nearest whole cent), without interest, based on the closing price of Chordiant common stock on the Nasdaq National Market on the date the merger becomes effective.

   Following the effective time of the merger, EquiServe LP, who has been selected by Chordiant to act as exchange agent, will mail to each record holder of Prime Response common stock a letter indicating that the merger has been completed. Record holders of Prime Response common stock will also be mailed a transmittal letter, which record holders will use to exchange Prime Response common stock certificates for Chordiant common stock certificates and cash for any fractional share. Holders of Prime Response common stock may contact the exchange agent by writing to EquiServe LP at 150 Royall Street, Canton, MA 02021. Additionally, holders of Prime Response common stock certificates may, at their option, physically surrender in person at the offices of the exchange agent their certificates for certificates evidencing Chordiant common stock and cash for any fractional share. Prime Response common stock certificates should not be surrendered for exchange by Prime Response stockholders before the effective time of the merger. After the effective time of the merger, transfers of Prime Response common stock will not be registered on the stock transfer books of Prime Response.

   Until it is surrendered and exchanged, each certificate that previously evidenced Prime Response common stock will be deemed to evidence the right to receive shares of Chordiant common stock and the right to receive cash instead of any fractional share. Chordiant will not pay dividends or other distributions on any shares of Chordiant common stock to be issued in exchange for any Prime Response common stock certificate that is not surrendered until the Prime Response common stock certificate is surrendered as provided in the merger agreement.

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Prime Response Stock Options and Warrants

   At the effective time of the merger, Chordiant will assume all outstanding Prime Response stock options and warrants. Each outstanding stock option or warrant assumed by Chordiant will become an option or warrant to purchase a number of shares of Chordiant common stock determined by multiplying the number of shares of Prime Response common stock subject to the stock option or warrant immediately before the effective time of the merger by the 0.60 exchange ratio, rounding down to the nearest whole share. The exercise price per share of Chordiant common stock subject to each assumed stock option or warrant will be equal to the exercise price per share of the Prime Response common stock subject to the stock option or warrant divided by the exchange ratio, rounding up to the nearest cent. All other terms and conditions of the stock options and warrants (including with respect to acceleration) will not change and will operate in accordance with their terms.

   Instead of assuming outstanding Prime Response stock options and warrants, Chordiant has the right, under the terms of the merger agreement, to replace outstanding Prime Response stock options and warrants with substantially equivalent options and warrants to purchase shares of Chordiant common stock. If Chordiant decides to substitute options and warrants, the number of shares covered by the substituted options and warrants and the exercise price of the substituted options and warrants will be calculated as described in the preceding paragraph. All other terms of the substitute options and warrants will be no more or less favorable to the optionee or warrantholder than the terms of the options and warrants they are replacing.

   Based on the stock options and warrants of Prime Response outstanding at the record date and assuming no such stock options or warrants are exercised before the effective time, Chordiant will be required at the effective time to reserve approximately 2,404,512 shares of Chordiant common stock for issuance upon exercise of Prime Response stock options and warrants assumed or substituted by Chordiant in connection with the merger. Under the terms of the merger agreement, Chordiant will file with the SEC a registration statement relating to the shares of Chordiant common stock subject to each assumed stock option.

Prime Response's Employee Stock Purchase Plan

   Prime Response's 1999 Employee Stock Purchase Plan will be terminated at the effective time of the merger. February 28, 2001 will be treated as the last day of any offering period then underway under the Employee Stock Purchase Plan. Pro-rata adjustments may be required under the Employee Stock Purchase Plan to reflect this shortened offering period, but the offering period will otherwise be treated as a fully effective and completed offering period for all purposes of the Employee Stock Purchase Plan.

Representations and Warranties

   The merger agreement contains customary representations and warranties of Prime Response, Chordiant and Puccini Acquisition Corp. relating to, among other things, certain aspects of the respective businesses and assets of the parties and other matters. The representations and warranties expire at the effective time of the merger.

Covenants; Conduct of Business Prior to the Merger

   Affirmative Covenants of Prime Response. Prime Response has agreed that before the effective time of the merger it will, among other things, and subject to specified exceptions:

  . except to the extent that such conduct does not result in a breach of any other covenant in the merger agreement, ensure that each of Prime Response and its subsidiaries conducts their respective businesses and operations in the ordinary course and in accordance with past practices and in compliance with all applicable legal requirements and the requirements of all material contracts;

  . use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and maintain its relations and goodwill with all

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   suppliers, customers, landlords, creditors, strategic partners, licensors, licensees, employees and other persons having business relationships with it;

  . keep in full force all insurance policies, provide all notices, assurances and support required pursuant to any contract relating to any of Prime Response's proprietary assets in order to ensure that no condition occurs that could result in any transfer or disclosure by Prime Response or any of its subsidiaries of any of Prime Response's or any of its subsidiaries' source code or a release from escrow of any of Prime Response's or any of its subsidiaries' source code that has been previously deposited into escrow;

  . promptly notify Chordiant of: (1) any notice or communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the merger agreement; and (2) any legal proceeding commenced or to the best of the knowledge of Prime Response, threatened against or relating to Prime Response or any of its subsidiaries including any legal proceedings that relate to the completion of the transactions contemplated by the merger agreement;

  . cause Prime Response's chief executive officer to report regularly, but no less frequently than every five business days, to Chordiant concerning the status of Prime Response's business and (to the extent requested by Chordiant) cause its other officers to report regularly to Chordiant regarding Prime Response's business;

  . give Chordiant reasonable advance notice of any meetings of management of Prime Response and provide Chordiant with the opportunity to cause a designee of Chordiant to attend and participate in meetings of management;

  . provide Chordiant access to any of Prime Response's or its subsidiaries' offices and facilities at reasonable times and reasonable access to Prime Response's personnel, assets, books, records, tax returns and other documents and information and provide Chordiant with copies of all material operating and financial reports prepared by Prime Response's senior management, any written materials sent by Prime Response to its stockholders and any notice, report or other document filed with or sent to any governmental body in connection with the merger and any material notice, report or other document received by Prime Response or any of its subsidiaries from any governmental body;

  . promptly notify Chordiant in writing of any event, condition, fact or circumstance that occurs, arises or exists on or prior to the date of the merger agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Prime Response in the merger agreement if such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of the merger agreement;

  . promptly notify Chordiant in writing of any material breach of any covenant or obligation of Prime Response under the merger agreement;

  . promptly notify Chordiant in writing of any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in the merger agreement impossible or unlikely or that has had or could reasonably be expected to have a material adverse effect on Prime Response and its subsidiaries;

  . use all reasonable efforts to file all notices, reports and other documents required to be filed with any governmental body with respect to the merger and the other transactions contemplated by the merger agreement, including any notifications required under the HSR Act and any applicable foreign antitrust laws or regulations in connection with the merger and to submit promptly any additional information requested by any such governmental body;

  . use all commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the merger and make effective the other transactions contemplated by the merger agreement, including (1) making all filings, if any, and giving all notices, if any, required to be made and given by Prime Response in connection with the merger and the other transactions contemplated by

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   the merger agreement, (2) using all reasonable efforts to obtain each consent, if any, required to be obtained by Prime Response in connection with the merger or any of the other transactions contemplated by the merger agreement and (3) using all reasonable efforts to lift any restraint, injunction or other legal bar to the merger;

  . take all action necessary to call, give notice of and hold a meeting of its stockholders to vote on a proposal to adopt the merger agreement; and

  . use its best efforts to ensure that (1) its operating expenses for the first fiscal quarter of 2001 will not exceed $11.5 million in the aggregate as of March 31, 2001 and (2) its operating expenses will not exceed $3.8 million per month for each month ended on January 31, 2001 and February 28, 2001, respectively. The term "operating expenses" is defined in the merger agreement as the sum of sales and marketing expenses, research and development expenses and general and administrative expenses of Prime Response computed on a consolidated basis and in accordance with generally accepted accounting principles applied on a consistent basis; provided, however, such sum shall not include (A) non-cash expenses incurred by Prime Response during the first fiscal quarter of 2001, (B) expenses incurred by Prime Response in connection with the merger agreement and (C) non-recurring expenses related to actions taken by Prime Response in connection with the corporate restructuring of Prime Response after the date of the merger agreement provided that and only if Chordiant shall have consented to all of such actions and the resulting non-recurring expenses.

   Prime Response has also agreed that its board of directors will recommend that the Prime Response stockholders vote to adopt the merger agreement. However, at any time before the Prime Response special meeting, Prime Response's board of directors is entitled to withdraw or modify its recommendation that the Prime Response stockholders vote to adopt the merger agreement if the following are satisfied:

  . an unsolicited, bona fide written offer to purchase all of the outstanding shares of Prime Response common stock is made to Prime Response and is not withdrawn;

  . Prime Response provides Chordiant with reasonable prior notice of any meeting of Prime Response's board of directors at which Prime Response's board of directors will determine whether such an offer constitutes a superior offer as defined below;

  . Prime Response's board of directors determines in good faith (based upon the advice of an independent financial advisor of nationally recognized reputation) that the offer constitutes a superior offer;

  . Prime Response's board of directors determines in good faith, after having taken into account the advice of Prime Response's outside legal counsel, that, in light of the superior offer, the withdrawal or modification of its recommendation is required for the board of directors to comply with its fiduciary obligations to the Prime Response stockholders under applicable law;

  . the Prime Response board recommendation that the Prime Response stockholders vote to approve the merger agreement is not withdrawn or modified in a manner adverse to Chordiant at any time within five business days after Chordiant receives written notice from Prime Response confirming that Prime Response's board of directors has determined that the offer constitutes a superior offer; and

  . neither Prime Response nor any of its representatives has breached or taken any action inconsistent with the agreement not to solicit or encourage, or participate in discussions or negotiations with respect to, acquisition proposals from or with parties other than Chordiant.

   For purposes of the merger agreement, the term "superior offer" means an unsolicited, bona fide written offer made by a third party to purchase all of the outstanding shares of Prime Response common stock on terms that the Prime Response board of directors determines, in its reasonable judgment, based upon the advice of an independent financial advisor of nationally recognized reputation, to be more favorable to the Prime Response stockholders than the terms of the merger agreement. Such an offer shall not, however, be deemed to be a superior offer if any financing required to consummate the transaction contemplated by the offer is not committed and is not reasonably capable of being obtained by the third party.

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   Prime Response's obligation to call, give notice of and hold the special stockholders' meeting will not be affected by the commencement, disclosure, announcement or submission of a superior offer or acquisition proposal, or by any withdrawal or modification of the recommendation by Prime Response's board of directors that Prime Response's stockholders vote to approve the merger agreement.

   If the Prime Response board of directors withdraws or modifies its recommendation that the Prime Response stockholders vote to approve the merger agreement, Prime Response may be required to pay Chordiant a nonrefundable fee in the amount of $1.0 million, plus reimbursement for expenses incurred by Chordiant in connection with the merger up to $2.0 million (including attorney fees, accountants fees, financial advisory fees and filing fees). See "Certain Terms of the Merger Agreement--Expenses and Termination Fee."

   Negative Covenants of Prime Response. Prime Response has agreed that before the effective time of the merger, without the prior written consent of Chordiant, it will not, will not agree to, will not commit to and will not permit its subsidiaries to:

  . declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

  . subject to specified exceptions, including the issuance of shares of Prime Response common stock upon the valid exercise of Prime Response options or warrants outstanding as of the date of the merger agreement, sell, issue, grant or authorize the issuance or grant of any capital stock or other security, any option, call, warrant or right to acquire any capital stock or other security or any instrument convertible into or exchangeable for any capital stock or other security;

  . amend or waive any of its rights under, or accelerate the vesting under, any provision of any of Prime Response's stock option plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify the terms of any outstanding option, warrant or other security or related contract;

  . amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

  . effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction;

  . subject to specified exceptions, form any subsidiary or acquire any equity interest in any other entity;

  . make any capital expenditure;

  . enter into or become bound by, or permit any of the assets owned or used by Prime Response to become bound by, any contract (including, without limitation, any contract requiring Prime Response or any of its subsidiaries to license, sell or otherwise make available to any person any product, system or software, any contract with respect to the lease of real property and any contract with or relating to any employee), or amend or terminate, or waive or exercise any right or remedy under, any contract;

  . lend money to any person, forgive any indebtedness or incur or guarantee any indebtedness;

  . establish, adopt or amend any employee benefit plan, pay any bonus or make any profit-sharing payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation payable to, any of its directors, officers or employees;

  . hire or promote any employee or engage any consultant or independent contractor;

  . change any of its product return policies, personnel policies or any of its methods of accounting or accounting practices in any respect;

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  . make any tax election;

  . commence or settle any legal proceeding;

  . enter into any material transaction or take any other material action; or

  . make any disclosure regarding the merger or any of the other transactions contemplated by the merger agreement unless Chordiant shall have approved such disclosure or Prime Response shall have been advised in writing by its outside legal counsel that such disclosure is required by applicable law.

   Affirmative Covenants of Chordiant. Chordiant has agreed that, until the earlier of the effective time of the merger or the termination of the merger agreement, it will, among other things, and subject to specified exceptions:

  . provide Prime Response with reasonable access to Chordiant's personnel, assets, books, records, tax returns and other documents and information and provide Prime Response with copies of existing books, records, tax returns and other documents and information relating to Chordiant and to such additional financial, operating and other data and information regarding Chordiant as Prime Response may reasonably request;

  . register under the Securities Act the issuance of the shares of Chordiant common stock in the merger;

  . use all reasonable efforts to file all notices, reports and other documents required to be filed with any governmental body with respect to the merger and the other transactions contemplated by the merger agreement, including the notifications required under the HSR Act and any applicable foreign, federal and state antitrust laws or regulations in connection with the merger and to submit promptly any additional information requested by any such governmental body;

  . use all commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the merger and make effective the other transactions contemplated by the merger agreement, including (1) making all filings, if any, and giving all notices, if any, required to be made and given by Chordiant in connection with the merger and the other transactions contemplated by the merger agreement, (2) using all reasonable efforts to obtain each consent, if any, required to be obtained by Chordiant in connection with the merger or any of the other transactions contemplated by the merger agreement and (3) using all reasonable efforts to lift any restraint, injunction or other legal bar to the merger;

  . take all action necessary to call, give notice of and hold a meeting of its stockholders to vote on a proposal to approve the issuance of shares of Chordiant common stock in the merger; and

  . use all commercially reasonable efforts to cause the board of directors of Chordiant to consist, as of the effective time of the merger, of ten directors: (1) nine of whom will be persons designated by Chordiant, and
    (2) one of whom will be a person designated by Prime Response, provided that person is not an employee of Prime Response or any of its subsidiaries.

   Chordiant has also agreed that its board of directors will recommend that the Chordiant stockholders vote to approve the issuance of shares of Chordiant common stock in the merger. However, notwithstanding the foregoing, at any time before the Chordiant special meeting, the Chordiant board of directors is entitled to withdraw or modify its recommendation that the Chordiant stockholders vote to approve the issuance of shares of Chordiant common stock in the merger if the board of directors of Chordiant concludes in good faith, after having taken into account the advice of Chordiant's outside legal counsel, that the withdrawal or modification of the board of directors' recommendation is required in order for the board of directors of Chordiant to comply with its fiduciary obligations to Chordiant's stockholders under applicable law. No termination fee will be payable to Prime Response by Chordiant if the board of directors of Chordiant withdraws or modifies its recommendation that the Chordiant stockholders vote to approve the issuance of shares of Chordiant common stock in the merger.

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   Negative Covenants of Chordiant. Chordiant has agreed that before the effective time of the merger, without the prior written consent of Prime Response, it will not make any disclosure regarding the merger or any of the other transactions contemplated by the merger agreement unless Prime Response shall have approved such disclosure or Chordiant shall have been advised in writing by its outside legal counsel that such disclosure is required by applicable law.

Limitation on Prime Response's Ability to Consider other Acquisition Proposals

   Prime Response has agreed that it will not directly or indirectly, and that it will not authorize or permit its subsidiaries or any of its representatives directly or indirectly, to:

  . solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any acquisition proposal or take any action that could reasonably be expected to lead to an acquisition proposal, as defined below;

  . furnish any information regarding Prime Response or any of its subsidiaries to any person in connection with or in response to an acquisition proposal or an inquiry or indication of interest that could lead to an acquisition proposal;

  . engage in discussions or negotiations with any person with respect to any acquisition proposal;

  . approve, endorse or recommend any acquisition proposal; or

  . enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any acquisition transaction, as defined below.

   For purposes of the merger agreement, the term "acquisition proposal" means any offer, proposal, inquiry or indication of interest, other than by Chordiant, contemplating or otherwise relating to any acquisition transaction.

   For purposes of the merger agreement, the term "acquisition transaction" means:

  . any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (1) in which Prime Response or any its subsidiaries is a constituent corporation, (2) in which a person or group of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Prime Response or its subsidiaries or (3) in which Prime Response or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of Prime Response or any of its subsidiaries;

  . any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of Prime Response or any of its subsidiaries; or

  . any liquidation or dissolution of Prime Response or any of its subsidiaries.

   However, prior to the adoption of the merger agreement by the Prime Response stockholders, these restrictions will not prohibit Prime Response from furnishing nonpublic information regarding Prime Response or its subsidiaries to, or entering into discussions with, any person or entity in response to a superior offer (as defined above) that is submitted to Prime Response by that person or entity (and not withdrawn) if:

  . neither Prime Response nor any representative of Prime Response or any its subsidiaries have breached or taken any action inconsistent with the restrictions discussed above;

  . the Prime Response board of directors determines in good faith, based upon the advice of an independent financial advisor of nationally recognized reputation, that such acquisition proposal is reasonably likely to lead to a superior offer;

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  . the board of directors of Prime Response concludes in good faith, after having taken into account the advice of its outside legal counsel, that such action is required in order for the board of directors to comply with its fiduciary obligations to the Prime Response stockholders under applicable law;

  . prior to furnishing any such nonpublic information to, or entering into discussions with, that person, Prime Response gives Chordiant written notice of the identity of that person and of Prime Response's intention to furnish nonpublic information to, or enter into discussions with, that person, and Prime Response receives from that person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to that person by or on behalf of Prime Response and containing customary "standstill" provisions; and

  . prior to furnishing any such nonpublic information to that person, Prime
    Response furnishes such nonpublic information to Chordiant, to the extent such nonpublic information has not been previously furnished by Prime Response to Chordiant.

   If the Prime Response board of directors receives an acquisition proposal, any inquiry or indication of interest that could reasonably be expected to lead to an acquisition proposal or any request for nonpublic information then Prime Response must, within 24 hours of receipt of such acquisition proposal, inquiry, indication of interest or request, advise Chordiant orally and in writing of such matter (including the identity of the person making or submitting such acquisition proposal, inquiry, indication of interest or request, and the terms thereof). Prime Response must keep Chordiant fully informed with respect to the status of any such acquisition proposal, inquiry, indication of interest or request and any modification or proposed modification to the acquisition proposal. Prime Response must immediately cease and cause to be terminated any existing discussions with any person that relate to any acquisition proposal.

   Prime Response has agreed not to release or permit the release of any person from, or to waive or permit the waiver of any provision of, any confidentiality, "standstill," or similar agreement to which Prime Response or any of its subsidiaries is a party or under which Prime Response or any of its subsidiaries has any rights, and will use its best efforts to enforce or cause to be enforced each of these agreements at the request of Chordiant. Prime Response has also agreed to promptly request that each person who has executed, within 12 months prior to the date of the merger agreement, a confidentiality agreement in connection with its consideration of a possible acquisition transaction or equity investment to return all confidential information furnished to that person by or on behalf of Prime Response or any of its subsidiaries.

Conditions to the Merger

   Conditions to the Obligations of Each Party. The obligations of Chordiant and Prime Response to complete the merger and otherwise consummate the transactions contemplated by the merger agreement are subject to the satisfaction, at or prior to the closing of the merger, of the following conditions:

  . the registration statement of which this joint proxy statement/prospectus is a part shall have become effective in accordance with the provisions of the Securities Act and shall not be subject to any stop order or any pending or threatened stop order proceedings;

  . the Chordiant stockholders shall have approved the issuance of shares of Chordiant common stock in the merger by the required vote and the Prime Response stockholders shall have adopted the merger agreement by the required vote;

  . the shares of Chordiant common stock to be issued in the merger shall have been approved for listing (subject to notice of issuance) on the Nasdaq National Market;

  . any applicable waiting periods under the HSR Act shall have expired or been terminated; and

  . no court order shall be in effect that prohibits the completion of the merger.

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   Conditions to the Obligation of Chordiant. The obligation of Chordiant to complete the merger and otherwise consummate the transactions contemplated by the merger agreement is subject to the satisfaction, at or prior to the closing of the merger, of the following additional conditions:

  . the representations and warranties made by Prime Response in the merger agreement shall have been accurate in all material respects as of the date of the merger agreement (except for representations and warranties which address matters only as of a particular time, which shall have been accurate in all material respects as of that particular time); provided that for the purposes of determining the accuracy of such representations and warranties, all "material adverse effect" qualifications and other materiality qualifications and any update or modification to Prime Response's disclosure schedule made after the date of the merger agreement will be disregarded;

  . representations and warranties made by Prime Response relating to certain corporate governance and other related matters such as Prime Response's corporate structure, corporate standing and capitalization shall be accurate in all respects as of the date the merger is completed as if made on such date (except for representations and warranties which address matters only as of a particular time, which shall have been accurate in all respects as of that particular time); provided that for the purposes of determining the accuracy of such representations and warranties all "material adverse effect" qualifications and other materiality qualifications and any update or modification to Prime Response's disclosure schedule related to such representations and warranties will be disregarded. Also any inaccuracies in the representations and warranties will be disregarded if the circumstances giving rise to all inaccuracies considered collectively do not constitute, and would not reasonably be expected to have a material adverse effect on Prime Response and its subsidiaries;

  . Prime Response shall have complied with and performed in all material respects with each covenant and obligation in the merger agreement that is required to be complied with by Prime Response at or prior to the completion of the merger;

  . all necessary governmental or corporate consents, assignments or approvals as may be required or appropriate to be obtained in connection with the merger and the other transactions contemplated by the merger agreement will have been obtained and will be in full force and effect;

  . Chordiant shall have received the following agreements and documents, each of which will be in full force and effect: (1) affiliate agreements executed by each person who could reasonably be deemed to be an "affiliate" of Prime Response; (2) a letter from PricewaterhouseCoopers LLP, dated as of the closing date and addressed to Chordiant, reasonably satisfactory in form and substance to Chordiant, updating the earlier letter with respect to this registration statement; (3) a legal opinion of Chordiant's outside legal counsel dated as of the closing date and addressed to Chordiant, to the effect that the merger will constitute a tax-free reorganization for federal income tax purposes; (4) a certificate executed by the Chief Executive Officer and Chief Financial Officer of Prime Response confirming that certain closing conditions have been satisfied; and (5) the written resignations of all officers and directors of Prime Response and each of its subsidiaries;

  . there shall not be pending or threatened any legal proceeding in which a governmental body is or is threatened to become a party or is otherwise involved: (1) challenging or seeking to restrain or prohibit the consummation of the merger or any of the other transactions contemplated by the merger agreement; (2) relating to the merger and seeking to obtain from Chordiant, Prime Response or any of Prime Response's subsidiaries any damages or other relief that may be material to Chordiant or Prime Response and its subsidiaries; (3) seeking to prohibit or limit in any material respect Chordiant's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the surviving corporation; (4) that would materially and adversely affect the right of Chordiant, Prime Response or any of Prime Response's subsidiaries to own the assets or operate the business of Prime Response and its subsidiaries; or (5) seeking to compel Prime Response, any of Prime Response's subsidiaries, Chordiant or any subsidiary of Chordiant to dispose of or hold separate any material assets as a result of the merger or any of the other transactions contemplated by the merger agreement;

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  . there shall not be pending (1) any legal proceeding brought against Prime
    Response or any of its subsidiaries by any stockholder of Prime Response or any of its subsidiaries (other than a legal proceeding brought by any stockholder that relates solely to the value of the merger as expressed by the exchange ratio and no other matter) or (2) any legal proceeding seeking to obtain from Prime Response or any of its subsidiaries damages or other relief equal to or in excess of $1.0 million and there shall be no order, writ, injunction, judgment or decree to which Prime Response or any of its subsidiaries, or any assets owned or to the knowledge of Prime Response, used by Prime Response or any of its subsidiaries, is subject which has had or could reasonably be expected to have a material adverse effect on Prime Response and its subsidiaries;

  . there shall not be pending any legal proceeding in which, in the reasonable judgment of Chordiant, there is a reasonable possibility of an outcome that could have a material adverse effect on Prime Response and its subsidiaries or a material adverse effect on Chordiant: (1) challenging or seeking to restrain or prohibit the consummation of the merger or any of the other transactions contemplated by the merger agreement; (2) relating to the merger and seeking to obtain from Chordiant, Prime Response or any of Prime Response's subsidiaries any damages or other relief that may be material to Chordiant, Prime Response or any of Prime Response's subsidiaries; (3) seeking to prohibit or limit in any material respect Chordiant's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Prime Response or any of its subsidiaries; (4) that would materially and adversely affect the right of Chordiant, Prime Response or any of Prime Response's subsidiaries to own the assets or operate the business of Prime Response or any of its subsidiaries; or (5) seeking to compel Prime Response, any of Prime Response's subsidiaries, Chordiant or any subsidiary of Chordiant to dispose of or hold separate any material assets as a result of the merger or any of the other transactions contemplated by the merger agreement; and

  . Chordiant shall have received assurances reasonably satisfactory to it that Prime Response has not exercised any rights it may have either in whole or in part to purchase shares of MarketSwitch Corporation pursuant to a warrant, dated March 31, 2000, entered into by Prime Response and MarketSwitch Corporation.

   As used in the merger agreement, "material adverse effect" means with respect to Prime Response and its subsidiaries, any change, effect, event, occurrence, state of facts or development that has had or could reasonably be expected to have a material adverse effect on (i) the business, financial condition or results of operations of Prime Response and its subsidiaries taken as a whole, (ii) the ability of Prime Response to consummate the merger or any of the other transactions contemplated by the merger agreement or to perform any of its obligations under the merger agreement, or (iii) Chordiant's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the surviving corporation. However, none of the following, in and of itself, will constitute a material adverse effect on Prime Response and its subsidiaries:

  . a change in the market price or trading volume of Prime Response's common stock;

  . any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the industries in which Prime Response participates, the United States economy as a whole or foreign economies in any locations where Prime Response or any of its subsidiaries has material operations or sales, so long as such conditions do not affect Prime Response or any of its subsidiaries in a materially disproportionate manner;

  . any failure by Prime Response to meet internal projections or forecasts, analysts' expectations or published revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the merger agreement; and

  . any adverse change, effect, event, occurrence, state of facts or development resulting from or relating to entering into, compliance with the terms of, or the taking of any action required by the merger agreement.

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   Conditions to the Obligation of Prime Response. The obligation of Prime
Response to effect the merger and otherwise consummate the transactions contemplated by the merger agreement are subject to the satisfaction, at or prior to the closing, of the following additional conditions:

  . the representations and warranties made by Chordiant in the merger agreement shall have been accurate in all material respects as of the date of the merger agreement (except for representations and warranties which address matters only as of a particular time, which shall have been accurate in all material respects as of that particular time); provided that for the purposes of determining the accuracy of such representations and warranties, all "material adverse effect" qualifications and other materiality qualifications and any update or modification to Chordiant's disclosure schedule made after the date of the merger agreement will be disregarded;

  . representations and warranties made by Chordiant relating to certain corporate governance and other related matters such as Chordiant's corporate structure, corporate standing and capitalization shall be accurate in all respects as of the date the merger is completed as if made on such date (except for representations and warranties which address matters only as of a particular time, which shall have been accurate in all respects as of that particular time); provided that for the purposes of determining the accuracy of such representations and warranties all "material adverse effect" qualifications and other materiality qualifications and any update or modification to Chordiant's disclosure schedule related to such representations and warranties will be disregarded. Any inaccuracies in the representations and warranties will be disregarded if the circumstances giving rise to all inaccuracies considered collectively do not constitute, and would not reasonably be expected to have a material adverse effect on Chordiant and its subsidiaries;

  . Chordiant shall have complied with and performed in all material respects with all of its covenants and obligations in the merger agreement required to be complied with at or prior to the completion of the merger; and

  . Prime Response shall have received the following agreements and documents, each of which will be in full force and effect: (1) a legal opinion of Prime Response's outside legal counsel dated as of the closing date and addressed to Prime Response, to the effect that the merger will constitute a tax-free reorganization for United States federal income tax purposes; and (2) a certificate executed by any executive officer of Chordiant confirming that certain closing conditions have been satisfied.

   As used in the merger agreement, "material adverse effect" means with respect to Chordiant, any change, effect, event, occurrence, state of facts or development that has had or could reasonably be expected to have a material adverse effect on (i) the business, financial condition or results of operations of Chordiant and its subsidiaries taken as a whole or (ii) the ability of Chordiant to consummate the merger or any of the other transactions contemplated by the merger agreement or to perform any of its obligations under the merger agreement. However, none of the following, in and of itself, will constitute a material adverse effect on Chordiant:

  . a change in the market price or trading volume of Chordiant's common stock;

  . any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the industries in which Chordiant or any of its subsidiaries participates, the United States economy as a whole or foreign economies in any locations where Chordiant or any of its subsidiaries has material operations or sales, so long as such conditions do not affect Chordiant or any of its subsidiaries in a materially disproportionate manner;

  . any failure by Chordiant to meet internal projections or forecasts, analysts' expectations or published revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the merger agreement; and

  . any adverse change, effect, event, occurrence, state of facts or development resulting from or relating to entering into, compliance with the terms of, or the taking of any action required by the merger agreement.

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Termination of the Merger Agreement

   Chordiant and Prime Response can agree by mutual written consent to terminate the merger agreement at any time before the completion of the merger. In addition, either Chordiant or Prime Response may terminate the merger agreement if:

  . the merger is not completed on or before June 30, 2001, unless the failure to consummate the merger is attributable to a failure on the part of the party seeking to terminate the merger agreement to perform any covenant required to be performed by such party on or prior to the completion of the merger;

  . a court or other governmental body issues a final and nonappealable order permanently restraining, enjoining or otherwise prohibiting the merger;

  . the Prime Response stockholders fail to adopt the merger agreement;

  . the Chordiant stockholders fail to approve the issuance of shares of Chordiant common stock in the merger; or

  . the representations and warranties of the other party in the merger agreement are or become inaccurate, or the other party breaches its covenants, such that a condition to the obligation of the party to which such representations and warranties or covenants relate would not be satisfied and the inaccuracy or breach is not curable through the exercise of reasonable efforts or the other party is not using reasonable efforts to cure the breach.

   In addition, Chordiant may terminate the merger agreement, before the receipt of the Prime Response stockholder approval, if any of the following "triggering events" occurs:

  . the Prime Response board of directors fails to recommend that the Prime
    Response stockholders vote to adopt the merger agreement, or has taken any other action which is reasonably determined by Chordiant to indicate that the board of directors of Prime Response might withdraw or modify such recommendation;

  . the board of directors of Prime Response takes any action that is inconsistent with supporting the merger or making its recommendation that the Prime Response stockholders vote to adopt the merger agreement;

  . Prime Response fails to include in this joint proxy statement/prospectus the recommendation by the Prime Response board of directors that the Prime Response stockholders vote to adopt the merger agreement or a statement to the effect that the Prime Response board of directors has determined and believes that the merger is in the best interests of the Prime Response stockholders;

  . the Prime Response board of directors fails to reaffirm its recommendation that the Prime Response stockholders vote to adopt the merger agreement or its determination that the merger is in the best interests of the Prime Response stockholders within five business days after Chordiant requests in writing that such recommendation or determination be reaffirmed;

  . the Prime Response board of directors approves, endorses or recommends another acquisition proposal;

  . Prime Response enters into a letter of intent or similar document or any contract contemplating another acquisition proposal;

  . Prime Response fails to hold the special meeting of the Prime Response stockholders within 45 days after the registration statement which includes this joint proxy statement/prospectus is declared effective;

  . a tender or exchange offer relating to securities of Prime Response is commenced, and Prime Response does not send to its securityholders, within 10 business days after the commencement of the tender or exchange offer, a statement disclosing that Prime Response recommends rejection of the tender or exchange offer;

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  . another acquisition proposal is publicly announced and Prime Response fails to issue a press release announcing its opposition to the acquisition proposal within five business days after the acquisition proposal is announced or otherwise fails to actively oppose such acquisition proposal; or

  . Prime Response, its subsidiaries or any of their respective representatives breaches or takes any action inconsistent with its agreement not to solicit or encourage, or participate in discussions or negotiations with respect to, acquisition proposals from or with parties other than Chordiant.

   Subject to certain limited exceptions, if the merger agreement is terminated, then it will be of no further effect, there will be no liability on the part of Chordiant or Prime Response to the other, and all rights and obligations of the parties will cease. However, no party will be relieved from its obligations with respect to any material breach of representation, warranty or covenant contained in the merger agreement.

Expenses and Termination Fee

 Expenses

   The merger agreement provides that, regardless of whether Chordiant and Prime Response consummate the merger, each of Prime Response and Chordiant will pay its own fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, except that Chordiant and Prime Response have agreed to share equally all fees and expenses, other than attorneys' fees, incurred in connection with (1) the filing, printing and mailing of this joint proxy statement/prospectus and any amendments or supplements to this joint proxy statement/prospectus and (2) the filing by the parties of the premerger notification and report forms relating to the merger under the HSR Act and the filing of any notice or other document under any applicable foreign antitrust law or regulation.

   However, not withstanding the foregoing, if the merger agreement is terminated by Chordiant or Prime Response because the merger has not been consummated by June 30, 2001 or the Prime Response stockholders have failed to adopt the merger agreement at the special meeting of Prime Response stockholders and at or prior to the time of the termination of the merger agreement in both these circumstances, an acquisition proposal shall have been disclosed, announced, commenced, submitted or made or the merger agreement is terminated by Chordiant because one of the "triggering events" discussed above occurs, the merger agreement requires Prime Response to reimburse Chordiant for expenses incurred in connection with the merger up to $2.0 million (including attorneys' fees, accountants fees, financial advisory fees and filing fees).

 Termination Fees

   If the merger agreement is terminated by Chordiant or Prime Response because the merger is not consummated by June 30, 2001 or because the Prime Response stockholders failed to adopt the merger agreement at the special meeting of Prime Response stockholders and at or prior to the time of the termination of the merger agreement in both these circumstances, an acquisition proposal shall have been disclosed, announced, commenced, submitted or made or the merger agreement is terminated by Chordiant because one the "triggering events" described above occurs, the merger agreement requires Prime Response to pay Chordiant a termination fee in the amount of $1.0 million.

Amendment

   The merger agreement may be amended by the approval of the Chordiant board of directors and the Prime Response board of directors. However, after the adoption of the merger agreement by Prime Response's stockholders, no amendment which by law requires the approval of Prime Response's stockholders will be effective until approved by Prime Response's stockholders and after Chordiant's stockholders have approved the issuance of shares of Chordiant common stock in the merger, no amendment which by law or National Association of Securities Dealers, Inc. regulation requires further approval of Chordiant's stockholders will be effective until approved by Chordiant's stockholders.

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                               VOTING AGREEMENTS

   The following description of the voting agreements entered into by the affiliated entities of the principal stockholder of Prime Response in favor of Chordiant sets forth certain material terms of the voting agreements. The form of voting agreement is attached as Annex B to this joint proxy statement/prospectus and is incorporated in this joint proxy statement/prospectus by reference. You are encouraged to read the entire form of voting agreement.

   Certain affiliated entities of General Atlantic Partners, LLC, a principal stockholder of Prime Response whose representatives sit on the board of directors of Prime Response have each entered into voting agreements with Chordiant dated January 8, 2001. They have agreed in the voting agreements to vote a certain percentage of the shares of Prime Response common stock owned by them in favor of the adoption of the merger agreement, against competing acquisition proposals, and otherwise as provided in the voting agreements. The voting agreements also provide that they must vote against the following "other actions," other than the merger: (1) any action or agreement that could result in a breach of any representation, warranty, covenant or obligation of Prime Response in the merger agreement or in the voting agreement; (2) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Prime Response or any of its subsidiaries; (3) any sale, lease or transfer of a material amount of assets of Prime Response or any of its subsidiaries (other than in the ordinary course of business); (4) any reorganization, recapitalization, dissolution or liquidation of Prime Response or any of its subsidiaries; (5) any removal of or change in a majority of the board of directors of Prime Response; (6) any amendment to Prime Response's certificate of incorporation; (7) any material change in the capitalization of Prime Response or Prime Response's corporate structure; and
(8) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the merger or any other transactions contemplated by the merger agreement or the voting agreement. These entities have also granted Chordiant an irrevocable proxy to vote a certain number of their shares of Prime Response common stock in favor of the adoption of the merger agreement, against competing acquisition proposals and in the discretion of the proxy holder with respect to the other matters covered by the agreements. As of the record date, affiliated entities of General Atlantic Partners, LLC collectively beneficially owned 9,269,217 shares of Prime Response common stock and have agreed to vote 8,192,828 shares of Prime Response common stock beneficially owned by them (or approximately 40% of the outstanding shares of Prime Response common stock as of the record date) in favor of adoption of the merger agreement. The affiliated entities of General Atlantic Partners, LLC may vote their shares of Prime Response common stock on all matters not covered by the voting agreements.

   The affiliated entities of General Atlantic Partners, LLC who signed the voting agreements also have agreed not to transfer any shares of Prime Response common stock, grant any option to purchase shares of Prime Response common stock, otherwise dispose of or transfer any shares of Prime Response common stock or create any encumbrance on or otherwise affecting the shares of Prime Response common stock owned by them before the earlier of the termination of the merger agreement or the consummation of the merger.

   These voting agreements will terminate upon the earlier to occur of the valid termination of the merger agreement or the consummation of the merger, unless an "identified termination" occurs, which includes circumstances where the merger agreement is terminated by Chordiant or Prime Response because the merger was not consummated by June 30, 2001 and at or prior to the time of termination of the merger agreement an acquisition proposal had been disclosed, announced, commenced, submitted or made, the merger agreement is terminated by Prime Response or Chordiant because the Prime Response stockholders have failed to approve the proposal to adopt the merger agreement or the merger agreement is terminated by Chordiant because a "triggering event" as discussed above has occurred. If an identified termination occurs, the Prime Response stockholders who signed voting agreements have agreed that for a period of 180 days after the merger agreement is validly terminated they will vote against any acquisition proposal (not brought by Chordiant) and against the approval or adoption of any related transaction or agreement, against any action that is intended, or could reasonably be expected, to facilitate the consummation of any other acquisition transaction and against any "other action" as defined above.

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                       INFORMATION RELATING TO CHORDIANT

                              CHORDIANT'S BUSINESS

Overview

   Chordiant provides a customer relationship management (CRM) software infrastructure solution for customer relationship marketing, service, sales, knowledge management and real-time transactions across multiple communication channels. Chordiant believes its solution enables companies, who depend upon and value their customer relationships, to bolster customer retention and build long-term, profitable relationships with customers. Chordiant's primary target markets include companies with the most demanding customer relationships involving a large number of individual customers with complex customer relationships that require high levels of personalized services. Chordiant's customers include global companies in the financial services, telecommunications, retail and integrated travel services industries. The Chordiant solution seeks to fulfill the requirements these companies have for an enterprise-wide CRM software infrastructure solution capable of servicing millions of individual customers across multiple communication channels in real-time.

Industry Background

   The CRM market is large, pervasive and rapidly growing. Today, Chordiant believes customers are placing increasing value on convenient access to information, products and services. To be successful in building long term and profitable relationships with customers, Chordiant believes companies must take a strategic approach to attract and retain valuable customers. To attract customers, companies must focus on developing and executing a new set of strategies that provide users with personalized experiences when they first contact a company. Companies must be more responsive to customer needs and must focus on delivering superior customer service and satisfaction to differentiate themselves from their competitors. Companies must work to retain their customers by providing relevant and targeted information and experiences each time an interaction between a business and individual takes place. Moreover, companies must recognize that every customer interaction provides an opportunity to sell additional, and more valuable, products and services and increase customer loyalty through personalized customer interaction.

   While the Internet has emerged as a significant channel to initiate and maintain customer relationships, Chordiant believes that existing and established customer communication channels have not become less significant. Specifically, to remain competitive, Chordiant believes that companies must provide consistent high quality customer service across all communication channels including self service systems such as the Internet, e-mail and automated telephony and assisted contact points such as call centers, branches and retail outlets. Companies that use organization and enterprise-wide customer information to provide consistent customer services through interactions across multiple channels and contact points will be able to compete more successfully in the rapidly changing Internet economy.

   There are many challenges to implementing an enterprise approach that is focused on individual customers. These challenges include providing customers access to information and functionality that traditionally resides within complex back end systems, integrating and managing disparate systems and generating relevant processes in real time. Successful integration of these systems and the creation of a comprehensive single view of the customer allows companies to control routing and prompting of appropriate responses to the customer in an automated and dynamic process.

   Many existing product technologies do not meet the new requirements of an enterprise view of customer relationships. Client/server technologies for sales force automation, call centers and field service management were originally designed for departmental functions and use by employees rather than customers. The growth of the Internet has given rise to a wide range of new products focused on a specific channel of customer contact such as Web self-service, e-mail response and marketing automation. These single function Web-based products are not likely to completely replace existing means of handling customer service and commerce. For instance, many companies continue to rely heavily on telephone-based customer service representatives and are struggling to integrate Web and e-mail products with the telephone. Companies have responded to the lack of

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integration among existing products by attempting to design and build their own
e-business software applications. The cost and time to custom build these new systems can be prohibitive, and the expertise required to design and integrate the systems are often beyond the capabilities of most companies. Additionally, most commercially-available and custom-built systems do not have the flexibility to integrate existing and anticipated technologies or to allow customization to keep up with a constantly changing Internet economy.

   Chordiant believes that companies need a flexible, integrated software solution that supports all channels of customer contact with a comprehensive single view of the customer and consistent business services. Today, customer data must be accessed from multiple sources, applications and transaction systems to respond to customer inquiries following company specific business rules. Unlike traditional customer profiles, a comprehensive single view of the customer must be updated in real time for each customer contact and reflect the customer's contact history and other relevant information. A completely customer focused software solution improves the ability to attract, engage and retain customers on a personalized basis and understand their needs and preferences to provide consistent interactions with customers through any communication channel.

The Chordiant Solution

   Chordiant provides CRM infrastructure software and applications that Chordiant believes enables companies to offer their customers personalized marketing, sales programs, e-business services and customer support across multiple communication channels. Chordiant has designed its products to integrate customer information from different data sources, generate business processes based on a customer's specific profile and request, and provide uniform service and data to customers across multiple communications channels. Chordiant's products are designed to enable companies to deliver appropriate offers and information to a targeted customer at the time of customer need. Chordiant believes that companies that use its products can increase the value derived from their customers through improved retention rates and linked selling opportunities that result from a personalized customer interaction.

   Chordiant's product suite, Chordiant Unified CRM Solution, includes the Unified CRM Infrastructure, Unified Interfaces, common business services and relationship marketing, service, self-serve and knowledge management applications. The Chordiant Unified Infrastructure provides for intelligent customer interaction management across a client's entire business by unifying communication channels and business processes from different corporate data sources containing customer information. The Chordiant Unified Interfaces contain interface products including: Chordiant Unified Knowledge, Chordiant Unified Touch-Points, Chordiant Unified Response Center, Chordiant Unified Rules and Workflow. Chordiant's Unified Interface products are designed to unify the customer information, business processing and application services to provide consistent service to customers across communications channels including the Internet, telephone, e-mail and branch offices.

   Chordiant's product suite is designed to enable companies to increase the return from their customers by facilitating individual interactions between customers and companies that Chordiant believes will help retain customers, grow revenues and increase profits. Chordiant's customers include multinational market leading business-to-consumer companies such as: Bank One International, Barclays Mercantile, British Sky Broadcasting, Canadian Tire Acceptance Limited, Direct Line Group Services Limited, First USA Bank, OnStar, a division of General Motors, Lloyds TSB Bank, Metropolitan Life Insurance Company and Thomas Cook Global Services.

   Key benefits of the Chordiant solution include the following:

   Comprehensive single view of the customer. Companies that have a comprehensive single view of their customers and that distribute information throughout their enterprise to the points of customer contact can provide a more consistent and personalized consumer experience. Chordiant's data management technology helps companies develop a single view of the customer by integrating, consolidating and managing data derived from external and internal sources. Chordiant's product suite uses multiple data sources, existing applications and transaction systems to build a comprehensive single view of the customer and generate the appropriate response at time of contact. A bank, for example, might use Chordiant's products to integrate information about

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a customer contained in internal databases such as credit card, mortgage and savings account historical transaction systems, Web logs and e-mail management systems, as well as external databases such as national credit check services. By integrating this information, the bank has a more comprehensive understanding of the customer's ability to repay a loan and the value of that customer's relationship with the bank.

   Automated, sophisticated decision making processes. Workflow and rules driven business processes help companies to make automated, yet informed, decisions about customer inquiries. Chordiant's workflow processing system supports customizable business processes allowing companies to develop business rules that will be implemented consistently. Chordiant's workflow editor is a graphical user interface application that allows business analysts to customize and automate their company's unique business rules. Chordiant's sophisticated routing engine is designed to allow companies to instantly determine how to respond to specific customer inquiries and generate offers appropriate for particular customers. A bank, for example, could specify that at the time of contact, only customers with a solid credit card history, an existing home loan, a savings account with a minimum balance and a clean credit history should receive an attractive auto loan rate and free online bill payment services.

   Consistent customer experience across multiple channels. Chordiant believes that companies providing customers with a consistent experience across multiple communication channels enjoy greater customer satisfaction because customers are able to receive the same reliable service and information regardless of how they choose to contact the company. There are a large and increasing number of customer communications channels, including: Web, e-mail, fax, self-service systems, mobile devices, call centers and retail outlets. Chordiant's product suite implements a common set of business rules uniformly across systems already existing in different customer communications channels. A bank, for example, could ensure that a particular customer receives the same attractive auto loan rate and online bill payment service promotion, regardless of whether the customer contacts the bank through the Web, e-mail, a customer service call center or in person at a local branch.

   Standard and customizable business services. Chordiant believes that companies that implement their unique business services will realize greater levels of efficiency, consistency and customer satisfaction. Chordiant's products provide a broad set of standard business objects, or fundamental business functions, that are common across industries. These standard business objects can be modified to accommodate specific customer and business processes, policies and transactions of individual companies. A bank, for example, could customize Chordiant's business objects by activating specific financial services objects related to specific transactions, such as processing auto loans, and alter Chordiant's standard loan business processes to bypass an external credit check if the customer has a clean credit and mortgage history.

Strategy

   Chordiant's objective is to continue to provide innovative CRM infrastructure software that enables companies to provide superior relationship marketing, personalized service and customer support to their individual customers across multiple communication channels.

   Key elements of Chordiant's strategy include the following:

   Continue technology leadership. The increasing demands for multi-channel interactive CRM solutions require products that are adaptable, extensible and interoperable. To meet these requirements, Chordiant intends to continue to devote substantial resources to the development of new and innovative product capabilities. Because Chordiant has designed its products to utilize the capabilities of the Internet, Chordiant believes that its products are more easily adapted to a constantly changing, e-business environment. For example, Chordiant's product suite is designed to accommodate additional contact points such as personal digital assistants, cellular telephones and digital television.

   Extend technology and integration alliances. Chordiant has sought, secured and continued to seek, strategic alliances to assist in developing, marketing and selling its product. This approach is intended to

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leverage the technology and resources available to perform application design and development services for Chordiant's customers and provide additional marketing and technical expertise in industry segments. To help ensure that Chordiant delivers comprehensive products to its customers, Chordiant has established strategic relationships with organizations in three general categories:

  . computing and network platform vendors;

  . software platform vendors; and

  . systems integrators.

   Target leading global business-to-consumer companies. Chordiant intends to continue targeting the global leaders in the primary business-to-consumer markets by providing solutions to the financial services, telecommunications, travel and retail industries. These industries are characterized by commodity-like products and large numbers of dispersed customers, partners, vendors and suppliers. Chordiant believes that companies in these industries will be early users, and early beneficiaries, of an integrated system that can deliver personalized, real-time processes utilizing a comprehensive single view of the customer.

   Expand worldwide infrastructure. Chordiant intends to continue to grow its global presence by expanding worldwide field sales, marketing and services organizations. Chordiant plans to continue expanding its international presence by adding direct sales personnel and increasing Chordiant's indirect sales channels. In particular, Chordiant plans to further expand its European operations from Chordiant's existing international headquarters in London, England. Chordiant has established regional offices in both Germany and the Netherlands.

   Growth through customer references. Chordiant plans to achieve additional market success as Chordiant's customers become successful in using their e-business initiatives to increase customer retention and revenues. Chordiant's most successful customers become valuable references for Chordiant's future sales opportunities. To ensure that all Chordiant customers become Chordiant references, Chordiant intends to:

  . deliver superior customer service to Chordiant's customers, to help ensure their long-term satisfaction and success with Chordiant's products;

  . work with experienced and knowledgeable systems integrators to help enable Chordiant's customers to implement large scale deployments successfully;

  . deliver high quality customer education and training on Chordiant's products to assist Chordiant's customers to meet and exceed their e-business expectations; and

  . hire and retain expert consultants to assist Chordiant's customers in implementation of Chordiant's products.

Products

   Chordiant's products are designed to address complex and extreme customer information demands placed on global companies who desire to treat millions of their customers in an individual, personalized way. Chordiant's Unified CRM Solution provides companies with e-business infrastructure software that is typically licensed as an integrated set of applications and functionality.

   Chordiant's Unified CRM Solution suite is designed using a three-tiered technology architecture. This layered architecture insulates software components from one another which allows enhancements and customization to the software to be made in a plug-and-play, modular manner. This three-tiered product architecture is summarized below:

   The Chordiant Unified Infrastructure. The Chordiant Unified Infrastructure brings together data from across the customer's enterprise to create the customer data model. This customer data model provides a single point of contact for customer transactions, affording efficient access to all customer account information.

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Chordiant's Unified Infrastructure integrates and communicates with telephony equipment, legacy systems and transactional applications. The Chordiant Unified Infrastructure enables workflow-driven interfaces and support for electronic communications, telephony systems and switches, SQL relational databases, back-office business applications and legacy data warehouses. As part of the Unified Infrastructure, Chordiant has developed a unique set of technologies that incorporate separate object-oriented communications managers for Internet, e-mail, CTI and fax customer communications. Each communications manager is responsible for representing the customer's request to the Chordiant workflow engine.

   The Chordiant Unified Infrastructure also hosts persistent data connectors and data routers, which manage communications between the Chordiant workflow engine and a company's legacy applications, mainframe databases, relational databases and data warehouses. The Chordiant Unified Infrastructure provides integration capabilities with these legacy database systems and relational databases, whether they reside locally or are dispersed across the corporate enterprise network. Through the persistent data manager and data router, Chordiant's Unified CRM Infrastructure opens, calls, encapsulates, updates and manages data resources from one or more databases, providing the complete set of data and information needed when interacting with a customer.

   Customers may also license Chordiant's Unified Rules and Unified Workflow with Chordiant's Unified Infrastructure. Chordiant Unified Rules and Chordiant Unified Workflow applications address functionality required by a customer business analyst who incorporates their company's business processes into the Chordiant Unified CRM Solution. The Unified Rules and Workflow allow for the creation of new business processes or modify existing ones. By using Unified Rules, processes can be strung together to provide a fully guided sequence for complex business process, or a large number of dissimilar transactions or services.

   Chordiant's Unified Touch-points. Chordiant's Unified Touch-points provide a dynamic interface for creating unique, personalized interactions between the business and individual. Individuals may contact companies through this layer by browser-based HTML/XML, e-mail, fax, telephony and mobile devices. Internal customer service representatives respond to each customer contact based upon the business process, the company's policies for that process and the customer's unique profile.

   Chordiant's Unified Response center. Chordiant's Unified Response center includes three applications: Live Response, Assisted Response and Automated Response. Live Response is the application used by customer service agents. The Live Response application uses guided transactions to ensure that the customer interaction is both personalized and consistent across all touch-points. Live Response provides a customer interaction environment that empowers a customer service agent to provide individualized high-quality sales, support and service. Application functionality includes:

  . Customer Management (create, retrieve, update and delete customer information)

  . Account Management (view, add, delete, update)

  . Inquiries (directions, assistance)

  . Service Work (view queues, add activities, transfer work, defer work, view activities in process)

  . Local Administration (change password, modify screen layout)

   Chordiant's Assisted Response E-mail application routes incoming e-mail to a queue for assisted response dependent upon on the e-mail content, the customer profile, or the final results from the query to the Chordiant knowledge base application. This approach provides a highly flexible way to manage the routing of incoming messages dependent upon customer case history and profile.

   Chordiant's Automated Response E-mail application includes automated e-mail routing and e-mail response capabilities. This application will receive incoming e-mail and compare the e-mail to templates to determine if they should be automatically responded to, or if the e-mail should be immediately forwarded to a

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customer service agent for assisted response. When the automated response feature is enabled, the application will attempt to locate an answer from the knowledge base application. If an appropriate answer is found, a return answer to the customer (via e-mail) will be made and the event will be logged into the customer's case history.

Customers

   Chordiant targets multinational market leaders in business-to-consumer industries, particularly companies in the financial services, telecommunications, travel and leisure and automotive industries. In the future, Chordiant plans to expand into the retail and utilities industries. Below is a list of Chordiant's customers as of December 31, 2000, each of which during the past two years has purchased $500,000 or more of products from Chordiant.

  . Bank One International

  . British Sky Broadcasting (BskyB)

  . Barclays Mercantile

  . Direct Line Group Services Limited

  . First USA Bank

  . OnStar, a division of General Motors, Inc.

  . Lloyds TSB Bank

  . Metropolitan Life Insurance Company

  . The Royal Bank of Scotland plc

   A small number of customers account for a significant portion of Chordiant's total revenues. As a result, the loss or delay of individual orders or delays in the product implementations for a customer can have a large impact on Chordiant's revenues. In 1998, revenues from KLM Royal Dutch Airlines, Thomas Cook Global Services, Canadian Tire Acceptance Limited and Chase Manhattan Mortgage Corporation accounted for 36%, 19%, 14% and 12% of Chordiant's total net revenues. In 1999, revenues from Chase Manhattan Mortgage Corporation and First USA accounted for 30% and 19% of Chordiant's total net revenues. For the year ended December 31, 2000, revenues from Electronic Data Systems Corporation, Lloyds TSB and Direct Line Group Services Limited accounted for approximately 30%, 19% and 14%, respectively of Chordiant's total net revenues. Chordiant expects that revenues from a small number of customers will continue to account for a majority of Chordiant's total net revenues in the future as historical implementations are completed and replaced with new projects from new and existing customers.

Technology

   Chordiant designs and builds products to provide customer relationship management solutions for large enterprises. Chordiant's Unified CRM solution product suite consists of three layers. These layers are: e-business software infrastructure, e-business software application code and a software framework, including several software engines.

   The first software-layer, the e-business infrastructure, utilizes a four-tier architecture: (1) delivering functionality to desktop computers, (2) multiple consumer touch points (Web, e-mail, fax, etc.), (3) corporate computing centers, and (4) in the data centers and networks of the company. The first-tier is used by internal customer service representatives, marketing professionals, sales and service employees, supervisors, management and other staff of a company involved with customer contact. The second-tier is for the consumers who desire to interact with the company using telephones, Web browsers or wireless personal digital assistants and mobile devices. Telephone calls, e-mails, Web-collaboration and other interactions are managed by

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Chordiant's technology in this second-tier. The third-tier of the architecture configures and operates the multiple software servers in customer computing centers. This third-tier queues, routes, responds, initiates and computes the business processes and applications, based on distributed information and processing of business logic. All customer data comes from the fourth-tier, where existing corporate company information systems are accessed and data is integrated with connector architecture including caching and transactions capabilities. Underlying this architecture is a persistent data management system that integrates multiple real time data sources, utilizing object-computing models.

   The second software-layer, the Chordiant e-business application code, implements a wide variety of common functions often used by retail, financial, insurance, travel and telecommunications industries for customer relationship management functions. A flexible object model consisting of common business fundamentals is contained in this technology layer. For example, common objects include establishing the initial customer relationship, taking customer orders, opening accounts, accessing the customer's case history, fulfilling orders and case tracking.

   The third software-layer contains Chordiant's enterprise software framework. The framework itself implements workload balancing, fail over systems, data management systems and security systems. The framework also includes several software engines used by the first and second software-layers. These engines include a workflow system, a business rules system and a knowledge management system.

   Applications running in the context of this multi-layer, multi-tier environment, along with the data management system, object model and the software engines, assist in delivering distributed customer data throughout the company to form a single and unified view of a customer.

   Certain Chordiant products use technology modules from third party technology providers including Sun Microsystems, IBM and Ilog, Inc. Chordiant products are based on open system standards and are designed to be scalable and integrate with a company's various information technology systems, networks and telephony systems. Chordiant's products are based on industry standards including Java, CORBA, IIOP, RMI and XML. Chordiant's server software runs on both UNIX server platforms and Windows NT servers and can be configured for multiple servers.

Sales and Marketing

   Chordiant licenses its products and sells services primarily through a direct sales organization which is complemented by the selling and support efforts of systems integrators and technology vendors. Chordiant's market focus is in the business-to-consumer segment of the economy with a targeted effort on leading consumer focused companies and companies using multiple channels as the means of conducting business and serving customers. Chordiant targets its sales and marketing efforts, together with its product design efforts, on industries such as retail banking, consumer financial services, telecommunications, travel and leisure, automotive and retailers.

   The sales process generally ranges from three to twenty-four months depending on the level of education that prospective customers need about the use and benefits of Chordiant's products and the involvement of systems integrators. During the sales process, Chordiant typically approaches senior executive management teams including the senior marketing officer, chief information officer and chief executive officer of the potential customer. Chordiant utilizes sales teams consisting of sales and technical professionals who work with Chordiant's strategic partners to create organization-specific proposals, presentations and demonstrations that address the specific needs of each potential customer.

   Chordiant has sales offices in the greater metropolitan areas of Dallas, Chicago and New York, and in Cupertino, California, London, England, Munich, Germany and Amsterdam, the Netherlands. Technical sales consultants provide pre-sales support to potential customers on product information and deployment capabilities and complement the direct sales professionals. Chordiant plans to significantly expand the size of its direct sales organization and to establish additional sales offices domestically and internationally.

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

   Chordiant focuses its marketing efforts on educating potential customers, generating new sales opportunities and creating awareness of Chordiant's products. Chordiant conducts a variety of marketing programs to educate its target market, including seminars, trade shows, press relations and industry analyst programs.

   Chordiant's marketing organization serves an integral role in acquiring, organizing and prioritizing customer and industry feedback to help provide product direction to its development organization. Chordiant also has a detailed product management process that surveys customers and identifies market needs to help predict and prioritize future customer requirements.

Professional Services, Customer Support and Education Services

   Chordiant offers a broad range of customer services including professional consulting services and product support and training services. Chordiant believes that providing a high level of customer service is critical to achieving rapid product implementation, customer success and continued revenues growth.

 Professional Services

   Chordiant's professional services consulting teams assist their customers and systems integrator partners in the design and implementation of products. Chordiant's professional services organization deploys consultants as part of the project team alongside systems integration partners and members of the customer's internal team to provide technical knowledge, business engineering, project guidance and quality assessments during the project. In the design stage, Chordiant provides a variety of professional services that help determine a customer's business objectives and the technical requirements of the application implementation. In the implementation stage, Chordiant uses a delivery methodology to assist customers and integration partners in planning and managing the implementation. Systems integrators, supported by Chordiant's consultants, manage the overall project and implement the product with a customer's existing communications, applications, databases and transaction systems. In the final phases of an implementation, the systems integrators provide education and training to enable a customer's internal team to deploy the new system, train internal users and assume control over ongoing support.

   Chordiant's methodology includes:

  . user requirements and needs analysis;

  . business engineering consultation;

  . architectural analysis and performance planning;

  . project management support services;

  . engineering support for development and deployment; and

  . technical support for software integration and communications integration.

   Consulting services provided by Chordiant in the fiscal year ended December 31, 2000 accounted for approximately 35% of Chordiant's total revenues and support maintenance services provided by Chordiant in the fiscal year ended December 31, 2000 accounted for approximately 12% of Chordiant's total revenues.

 Customer Support

   Chordiant's customers have a choice of support and maintenance options depending on the level of service desired. Chordiant's technical support is available to clients by telephone, over the Web and by e-mail. The company maintains a technical support hotline staffed by engineers from 8:00 a.m. to 9:00 p.m., Eastern time, Monday through Friday, from its corporate headquarters in Cupertino, California and local support during business hours for European customers from London, England. An optional premium service is available

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

providing technical support 24 hours a day, seven days a week. Additionally, Chordiant provides product enhancement releases to all customers as part of their support and maintenance contract. Chordiant uses a customer service automation system to track each customer inquiry until it is resolved. Chordiant also makes use of its Website and a secured customer forum to provide product information and technical support information worldwide 24 hours a day, seven days a week.

 Educational Services

   Chordiant provides educational services to train and enable its systems integrators and customers to use Chordiant's products. Chordiant offers a comprehensive series of training modules to provide the knowledge and skills to successfully deploy, use and maintain the company's products. These training courses focus on the technical aspects of Chordiant's products as well as business issues and processes. A complete set of modules covering business engineering, project management and development engineering are available. Training courses can be provided on-site for a custom session at a fee and are regularly scheduled through classroom and lab instruction at the company's Cupertino, California corporate headquarters, and at its London, England offices for European systems integrators and customers.

Product Development

   Chordiant has made substantial investments in research and development through internal development and technology licensing. Chordiant's product development efforts are focused on extending Chordiant's software infrastructure, CRM business services and application functionality, self-service and Web-based collaboration functionality, and continued integration of key industry-specific transaction systems and services.

   Chordiant's product development resources are organized into a number of development teams including:

  . system services and workflow development;

  . business services and application functionality and design;

  . tools and Internet development;

  . enterprise integration;

  . documentation; and

  . quality assurances.

   Chordiant's software and Internet applications teams have extensive experience in object oriented development, data management, workflow engineering, Java programming and Internet technologies. Chordiant's research and development expenditures before the effect of non-cash compensation expense and purchased in-process research and development were $5.9 million in fiscal year 1998, $6.5 million in fiscal year 1999, and $14.4 million for the year ended December 31, 2000.

Strategic Relationships

   To enhance the productivity of Chordiant's sales and service organizations, Chordiant has established relationships with systems integrators, complementary technology providers and alternative service providers.

 Systems integrators

   Chordiant has established relationships and trained professionals at a number of systems integrators including: Accenture (formerly known as Andersen Consulting); Computer Sciences Corporation; Electronic Data Systems Corporation and Logica plc. Chordiant plans to expand these relationships to increase its capacity to sell and implement its products. Chordiant has trained a significant number of consultants in these organizations for the implementation and support of its products. Chordiant believes that expanding its relationships with systems integrators and independent consulting firms will enable the company to gain a greater share of emerging markets more rapidly.

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

 Complementary technology providers

   Chordiant designs products to be based on industry standards and technologies, and to support a number of key software platforms. Chordiant has relationships with:

  . IBM Software for IBM Visual Age and MQ series development tools and interface software and support;

  . Sun Microsystems for Java and Forte developments tools in support of Chordiant's enterprise data and transaction management services;

  . Oracle Corporation and Sybase, Inc., providers of industry-standard relational databases;

  . Cisco Systems, Inc., Genesys Telecommunications Laboratories, Inc. and
    Lucent Technologies, Inc., providers of telephony equipment and software interfaces; and

  . Ilog, Inc. a software provider of resource optimization and business rules technology.

Competition

   The market for Chordiant's products is new and rapidly evolving, and is highly competitive. The competitive landscape is rapidly evolving to address the convergence of e-business services and customer interaction applications. To realize the potential of this convergence, companies must be able to offer personalized marketing and sales and extend e-business services to all points of customer contact. This must be done through an integrated system and customer data model tailored by each company to meet its specific customer requirements.

   Chordiant faces three main sources of competition:

  . custom-built solutions;

  . vendors with help desk, field service, call center or sales force automation products; and

  . vendors of enterprise resource planning products.

   There is no one competitor, nor is there a small number of competitors, that are dominant in Chordiant's market.

 Custom-Built Solutions

   Existing enterprise systems supporting branch and call centers have historically been custom built by professional services organizations or internally developed. Custom development has the inherent limitation of being a high cost alternative because it relies on building the entire solution from scratch and the resulting configuration is difficult to upgrade to take advantage of new requirements and channels of communication such as the Internet. Chordiant expects that internal development will continue to be a significant source of competition.

 Stand-Alone Solution Vendors

   Chordiant competes with providers of stand-alone solutions for Web based customer relationship management, such as E.piphany, Inc. and Kana Communications, Inc. Chordiant also competes against traditional client/server-based, call center service customer and salesforce automation solutions, such as Siebel Systems, Inc., Nortel Networks Corporation (including Clarify Inc.) and Pegasystems Inc. Most point application providers started with a single application focus, such as service, salesforce automation or help desks, and then added additional software modules addressing other needs, such as e-mail, field service or quality tracking. Although these vendors have started to pursue the enterprise-wide opportunity of providing enterprise-wide solutions and services to all points of customer contact, their lack of multi-channel integration, real time data models for integration of multiple data sources and lack of personalization capability and their client/server architecture are limitations.

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

 Enterprise Application Vendors

   Chordiant anticipates competitive offerings and consolidation from several major enterprise software developers, such as Oracle, PeopleSoft Inc., IBM and SAP. Chordiant expects enterprise resource planning software vendors to acquire and integrate point solutions as they approach different segments of the e-business and customer relationship management markets.

 Other Potential Competitors

   The telephony market for equipment and software is in the midst of a major transition from proprietary systems to open software applications running on commodity hardware. Software acquisitions by traditional telephony vendors, such as Lucent Technologies' purchase of Mosaix, Inc. and Nortel Networks' purchase of Clarify are examples of the desire to move from hardware platforms into software applications. Examples of companies providing middleware in support of computer and telephony integration are Genesys Telecommunications Laboratories and Geotel Communications Corporation, purchased by Cisco Systems. Providers of client/server and mainframe call center systems include Pegasystems for financial services and IMA and Quintus for outsourcers and call centers. These companies have not historically provided enterprise level software infrastructure and customer management applications but may in the future.

   Chordiant believes that the principal competitive factors in the company's market include:

  . the breadth and depth of solutions;

  . product quality and performance;

  . relationships with systems integrators;

  . the ability to implement solutions;

  . establishment of a significant base of reference customers;

  . the ability of products to operate with multiple software applications;

  . customer service; and

  . product price.

   Although Chordiant believes that its product competes favorably with these factors, Chordiant's market is relatively new and is evolving rapidly. Chordiant may not be able to maintain its competitive position against current and potential competitors, especially those with significantly greater financial and personnel resources.

Intellectual Property and Propriety Rights

   Chordiant's success is dependent upon its ability to develop and protect proprietary technology and intellectual proprietary rights. Chordiant relies primarily on a combination of contractual provisions, confidentiality procedures, trade secrets, and copyright and trademark laws to accomplish these goals.

   Chordiant licenses its product through non-exclusive license agreements that impose restrictions on customers' ability to utilize the software. In addition, Chordiant seeks to avoid disclosure of its trade secrets, including requiring employees, customers and others with access to Chordiant's proprietary information to execute confidentiality agreements with Chordiant and restricting access to Chordiant's source code. Chordiant also seeks to protect its rights in its products, documentation and other written materials under trade secret and copyright laws. Due to rapid technological change, Chordiant believes that factors such as the technological and creative skills of its personnel, new product developments and enhancements to its existing products are more important than the various legal protections of its technology to establishing and maintaining a technology leadership position.

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

   Chordiant integrates third party software into its products. This third party software may not continue to be available on commercially reasonable terms or at all. In particular, Chordiant licenses Forte Tool and related Forte products from Forte Software. If Chordiant cannot maintain licenses to the Forte products or other key third party software, shipments of Chordiant's products could be delayed until equivalent software is developed or licensed and integrated into Chordiant's products. Moreover, although Chordiant is generally indemnified against claims if technology licensed from third parties infringes the intellectual property and proprietary rights of others, this indemnification is not always available for all types of intellectual property and proprietary rights and in some cases the scope of this indemnification is limited. There can be no assurance that infringement or invalidity claims arising from the incorporation of third-party technology or claims for indemnification from Chordiant's customers resulting from these claims will not be asserted or prosecuted against Chordiant. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential product redevelopment costs and delays.

   Despite Chordiant's efforts to protect its proprietary rights, existing laws afford only limited protection. Attempts may be made to copy or reverse engineer aspects of Chordiant's products or to obtain and use information that Chordiant regards as proprietary. There can be no assurance that Chordiant will be able to protect Chordiant's proprietary rights against unauthorized third party copying or use. Use by others of Chordiant's proprietary rights could materially harm Chordiant's business. Furthermore, policing the unauthorized use of Chordiant's products is difficult and expensive litigation may be necessary in the future to enforce Chordiant's intellectual property rights.

   It is also possible that third parties will claim that Chordiant has infringed their current or future products. Chordiant expects that software developers will increasingly be subject to infringement claims as the number of products in different industry segments overlap. Any claims, with or without merit, could be time-consuming, result in costly litigation, prevent product shipment, cause delays, or require Chordiant to enter into royalty or licensing agreements, any of which could harm its business. Patent litigation in particular has complex technical issues and inherent uncertainties. If an infringement claim against the company was successful and it could not obtain a license on acceptable terms, license a substitute technology or redesign to avoid infringement, Chordiant's business would be harmed.

Employees

   As of December 31, 2000, Chordiant employed 250 full time employees. Of that total, 84 were primarily engaged in product development, engineering or systems engineering, 57 were engaged in sales and marketing, 78 were engaged in professional services and 31 were engaged in operational, financial and administrative functions.

   None of Chordiant's employees are represented by a labor union and Chordiant has never experienced a work stoppage. Chordiant believes that its relations with its employees are good.

Facilities

   Chordiant's headquarters are located in offices that are approximately 31,000 square feet in Cupertino, California pursuant to an office lease expiring in July 2004. Chordiant also leases office space in New York, New York; Mahwah, New Jersey; Irving, Texas; Chicago, Illinois; Manchester, New Hampshire; London, England; Neu-Isenberg, Germany; Munich, Germany and Amsterdam, the Netherlands.

Legal Proceedings

   Chordiant is not a party to any material legal proceedings. Chordiant may be subject to various claims and legal actions arising in the ordinary course of business.

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

                            CHORDIANT SOFTWARE, INC.

                            SELECTED FINANCIAL DATA
                     (in thousands, except per share data)

   You should read the following selected financial data in conjunction with the consolidated financial statements and related notes of Chordiant and "Chordiant Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this joint proxy statement/prospectus. The consolidated statement of operations data for the years ended December 31, 1998, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999 and 2000 are derived from the audited consolidated financial statements included in this joint proxy statement/prospectus. The consolidated statement of operations data for the years ended December 31, 1996 and 1997 and the balance sheet data as of December 31, 1996, 1997 and 1998 are derived from audited consolidated financial statements not included in this joint proxy statement/prospectus. The diluted net loss per share computation excludes potential shares of common stock (preferred stock, options and warrants to purchase common stock and common stock subject to repurchase rights that Chordiant holds), since their effect would be antidilutive. See the notes to Chordiant's consolidated financial statements for a detailed explanation of the determination of the shares used to compute basic and diluted net loss per share. Chordiant's historical results are not necessarily indicative of results to be expected for future periods.

                                          Year-Ended December 31,
                                -----------------------------------------------
                                 1996      1997      1998      1999      2000
                                -------  --------  --------  --------  --------
Consolidated Statement of
 Operations Data:
Net revenues:
 License......................  $    --  $  1,142  $  4,360  $  8,007  $ 16,896
 Service......................    2,312     1,766     8,105     9,581    16,793
                                -------  --------  --------  --------  --------
   Total net revenues.........    2,312     2,908    12,465    17,588    33,689
                                -------  --------  --------  --------  --------
Cost of net revenues:
 License......................       --        73       425       397       912
 Service......................    2,353     1,462     8,947    14,352    17,510
 Non-cash compensation
  expense.....................       --       129       127       692     2,040
                                -------  --------  --------  --------  --------
   Total cost of net
    revenues..................    2,353     1,664     9,499    15,441    20,462
                                -------  --------  --------  --------  --------
Gross profit (loss)...........      (41)    1,244     2,966     2,147    13,227
                                -------  --------  --------  --------  --------
Operating expenses:
Sales and marketing:
 Non-cash compensation expense
  ............................       --       125       122       739     1,488
 Other sales and marketing....    1,140     5,142    12,580    13,368    22,442
Research and development:
 Non-cash compensation expense
  ............................       --       158       155       846     2,039
 Other research and
  development.................    4,598     6,240     5,858     6,494    14,437
 Purchased in-process research
  and development.............       --        --        --        --     4,234
General and administrative:
 Non-cash compensation
  expense.....................        3        86        85       383       689
 Other general and
  administrative..............    1,860     1,416     2,046     2,668     5,493
Amortization of intangible
 assets ......................       --        --        --        --       802
                                -------  --------  --------  --------  --------
   Total operating expenses...    7,601    13,167    20,846    24,498    51,604
                                -------  --------  --------  --------  --------
Loss from operations..........   (7,642)  (11,923)  (17,880)  (22,351)  (38,377)
Interest expense..............      (55)     (112)     (121)   (1,067)     (269)
Interest income and other
 income, net..................      135       442       561       281     3,290
                                -------  --------  --------  --------  --------
Net loss......................  $(7,562) $(11,593) $(17,440) $(23,137) $(35,356)
                                -------  --------  --------  --------  --------
Net loss per share:
 Basic and diluted............  $ (1.51) $  (2.31) $  (3.44) $  (4.34) $  (1.05)
                                =======  ========  ========  ========  ========
 Weighted average shares used
  in computing basic and
  diluted net loss per share..    5,002     5,009     5,075     5,327    33,690
                                =======  ========  ========  ========  ========

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

                            CHORDIANT SOFTWARE, INC.

                            SELECTED FINANCIAL DATA
                     (in thousands, except per share data)

                                            As of December 31,
                                -----------------------------------------------
                                 1996      1997      1998      1999      2000
                                -------  --------  --------  --------  --------
Consolidated Balance Sheet
 Data:
Cash and cash equivalents.....  $ 2,678  $ 18,916  $  1,713  $  6,719  $ 41,465
Working capital (deficit).....   (1,368)    7,767   (10,162)    1,833    60,529
Total assets..................    7,282    21,360    11,521    22,086   107,448
Short-term and long-term
 borrowings...................    1,045     1,268     1,687    13,225       595
Short-term and long-term
 deferred revenue.............    4,179    10,487     5,719    10,196    30,045
Mandatorily redeemable
 convertible preferred stock..    9,047    28,949    28,949    51,609       --
Stockholders' equity
 (deficit)....................   (9,586)  (20,682)  (37,604)  (57,782)   63,320

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

   CHORDIANT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

   The following discussion and analysis contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, relating to Chordiant's operations that are based on its management's current expectations, estimates and projections about the company and the e-commerce industry, including, without limitation, forward-looking statements that are generally identified by words such as "expects," "anticipates," "intends," "believe," "hopes," "assumes," "estimates," "projects," "plans," and other similar words and expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Further, Chordiant may make forward-looking statements that are based upon assumptions as to future events that may not prove to be accurate. Factors that might cause such a difference include, among other things, those set forth under "Overview," "Results of Operations," "Net Revenues," "Cost of Net Revenues," "Operating Expenses," "Interest and other Income, net, and Interest Expense," "Provision for Income Taxes," "Liquidity and Capital Resources" and "Risk Factors" included in these sections or appearing elsewhere in this joint proxy statement/prospectus. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Chordiant undertakes no obligation, and does not intend, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, or to reflect actual results or changes in factors or assumptions affecting forward-looking statements. In evaluating Chordiant's business, prospective investors should carefully consider the information set forth in the section entitled "Risk Factors" set forth elsewhere in this joint proxy statement/prospectus. Chordiant cautions investors that its business and financial performance are subject to substantial risks and uncertainties.

Overview

   Chordiant provides software that is designed for global consumer businesses serving the needs of one-to-one relationships in industries such as banking, financial services, insurance, telecommunications, travel and leisure, and other markets with diverse sets of customers and products. Chordiant's products are a suite of applications that enables companies to quickly access the right information and apply a common set of business rules across multiple contact channels to maximize customer retention and satisfaction. It applies personalized business processes to business transactions in a consistent manner, no matter where the interaction occurs. It allows companies to implement a solution across a wide range of devices such as Internet Websites, in-car concierge systems, wireless application protocol enabled devices that support mobile Internet phones and personal digital appliance devices, traditional call centers and retail sites.

   Chordiant was incorporated in California in March 1991 and was reincorporated in Delaware in October 1997. Before 1997, Chordiant was primarily engaged in custom consulting services. Chordiant released the first version of its product suite in September 1997. With the release of this product suite, Chordiant accelerated the development of its sales and marketing organizations.

   Chordiant derives revenues primarily from licenses of its software and from related services, which include implementation, consulting, customization and integration, post-contract customer support and training. Its products are typically licensed directly to customers for a perpetual term, with pricing based on the number of servers and the number of users.

   On contracts involving significant implementation or customization essential to the functionality of its products, Chordiant recognizes license and service revenues under the percentage-of-completion method of accounting using labor hours worked as the measure of progress towards completion. Chordiant classifies revenues from these arrangements as license and service revenues based upon the estimated fair value of each element. Provisions for estimated contract losses are recognized in the period in which the loss becomes probable and can be reasonably estimated. When Chordiant sells existing customers additional seats, revenue for the license of the additional seats is recognized at either the go-live date or the delivery date, whichever is later.

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

   On contracts not involving significant implementation or customization essential to the functionality of its products, Chordiant recognizes license revenues when there is persuasive evidence of an arrangement, the fee is fixed and determinable, there is probability of collection and delivery has occurred. For arrangements with multiple elements, Chordiant recognizes revenues for the delivered elements based upon the residual contract value as prescribed by Statement of Position No. 98-9, "Modification of SOP No. 97-2 with Respect to Certain Transactions."

   In situations in which Chordiant is not responsible for implementation services but is obligated to provide unspecified additional software products in the future, Chordiant recognizes revenue as a subscription ratably over the term of the commitment period.

   Chordiant recognizes service revenues from consulting and training services as these services are performed. It recognizes service revenues from post-contract customer support ratably over the contractual support term, generally one year.

   In the future, Chordiant expects to derive revenues from contracts that provide for implementation services at a fixed hourly rate. On other contracts, Chordiant expects to derive revenues from the licensing of the installed product on a per transaction basis. In connection with these types of arrangements, Chordiant will recognize the fair value of the implementation services as the services are delivered and will recognize license fees on a monthly basis at the contractual rate.

   Chordiant bills customers according to contract terms. Chordiant records as deferred revenues amounts billed to customers in excess of revenues recognized.

   Service revenues as a percentage of total revenues were 65%, 54% and 50% for the fiscal years ended December 31, 1998, 1999, and 2000, respectively. To help ensure the success of early product deployments by customers, in early 1998 Chordiant began establishing a significant service organization. The organization assists customers, and third parties such as system integrators, in the design and implementation of Chordiant's products. Since service revenues have a lower gross margin than license revenues, this service activity resulted in reduced overall gross margins. Since the fourth quarter of 1998, Chordiant engaged third parties to provide services to customers, who then billed Chordiant for their services. As a result of using third party resources, revenues from these contracts generated small gross margins. As a result of expansion of its service organization and use of system integrators that bill its customers directly for services, Chordiant believes that its use of third party service providers will decline substantially in future periods. Chordiant expects that service revenue will continue to represent over 40% of total revenues.

   Chordiant sells its products through its direct sales force, and augments its sales efforts through relationships with system integrators, application service providers and technology vendors.

   For the fiscal years ended December 31, 1998, 1999 and 2000, revenues were derived from customer accounts in the United States, United Kingdom, South Africa, Germany, Canada and the Netherlands. For the fiscal years ended December 31, 1998, 1999 and 2000, international revenues were $9.7 million, $6.6 million and $25.8 million or approximately 78%, 38%, and 77% of Chordiant's total net revenues, respectively. Chordiant believes international revenues will continue to represent a significant portion of its total revenues in future periods.

   A small number of customers account for a significant portion of Chordiant's total net revenues. As a result, the loss or delay of individual orders or delays in the product implementations for a customer can have a material impact on its revenues. For the year ended December 31, 2000, revenues from EDS, Lloyds TSB and Direct Line Group Services Limited accounted for approximately 30%, 19% and 14% of its total net revenues, respectively. For the year ended December 31, 1999, revenues from Chase Manhattan Mortgage Corporation, First USA and EDS accounted for 30%, 19% and 15% of its total net revenues, respectively. Chordiant expects that revenues from a small number of customers will continue to account for a majority of its total net revenues in the future as historical implementations are completed and replaced with new projects from new and existing customers.

   Since its inception, Chordiant has incurred substantial research and development costs and has invested heavily in the expansion of its product development, sales, marketing and professional services organizations in order to build an infrastructure to support its long-term growth strategy. The number of Chordiant's fulltime employees increased from 118 at December 31, 1998, to 144 at December 31, 1999, to 250 at December 31, 2000, representing increases of approximately 22% and 74%, respectively. Chordiant anticipates that its operating expenses will continue to increase as it expands its product development, sales and marketing and professional services organization. Chordiant expects to incur net losses in the future.

   Chordiant believes that period-to-period comparisons of its operating results are not meaningful and should not be relied upon as indicative of future performance. Chordiant's prospects must be considered given the risks, expenses and difficulties frequently encountered by companies in early stages of development, particularly companies in new and rapidly evolving businesses. There can be no assurance Chordiant will be successful in addressing these risks and difficulties. In addition, although Chordiant has experienced revenue growth recently, this trend may not continue. In addition, Chordiant may not achieve or maintain profitability in the future.

Results of Operations

   The following table provides the percentage of Chordiant's total net revenues represented by each for the fiscal years ended December 31, 1998, 1999 and 2000. This information has been derived from the consolidated financial statements included elsewhere in this joint proxy statement/prospectus. The following table sets forth, as a percentage of total net revenues, consolidated statements of operations data for the periods indicated:

                                   Year ended
                                  December 31,
                                 ------------------
                                 1998   1999   2000
                                 ----   ----   ----
   As a Percentage of Total Net
    Revenues:
   Net revenues:
     License--third parties....    35 %   34 %   32 %
     License--related parties..     0     12     18
     Service--third parties....    64     51     12
     Service--related parties..     1      3     38
                                 ----   ----   ----
   Total net revenues..........   100    100    100
                                 ----   ----   ----
   Cost of net revenues:
     License--third parties....     3      1      3
     License--related parties..     0      1      0
     Service--third parties....    71     80     47
     Service--related parties..     1      2      5
     Non-cash compensation
      expense..................     1      4      6
                                 ----   ----   ----
   Total costs of net
    revenues...................    76     88     61
                                 ----   ----   ----
   Gross profit................    24     12     39
                                 ----   ----   ----
   Operating expenses:
    Sales and marketing:
     Non-cash compensation
      expense..................     1      4      4
     Other sales and
      marketing................   101     76     67
    Research and development:
     Non-cash compensation
      expense..................     1      5      6
     Other research and
      development..............    47     37     43
     Purchased in-process
      research and
      development..............     0      0     13
    General and administrative:
     Non-cash compensation
      expense..................     1      2      2
     Other general and
      administrative...........    16     15     16
    Amortization of
     intangibles...............     0      0      2
                                 ----   ----   ----
       Total operating
        expenses...............   167    139    153
                                 ----   ----   ----
   Loss from operations........  (143)  (127)  (114)
   Interest expense............    (1)    (6)    (1)
   Interest income and other
    income, net................     4      1     10
                                 ----   ----   ----
   Net loss....................  (140)% (132)% (105)%
                                 ====   ====   ====

Comparison of Fiscal Years Ended December 31, 1999 and 2000

Net Revenues

   License. License revenues consist of licenses of Chordiant's e-business infrastructure software. License revenues increased from $8.0 million for the year ended December 31, 1999 to $16.9 million, or approximately 111%, for the year ended December 31, 2000. The revenue increase was primarily due to the growth in the number of product implementations by new and existing customers and higher average transaction size. Chordiant's average transaction size has increased due to deployments by its customers to larger numbers of users.

   Service. Service revenues consist of consulting assistance and implementation, customization and integration and post-contract customer support and training. Service revenues increased from $9.6 million for the year ended December 31,1999 to $16.8 million, or approximately 75%, for the year ended December 31, 2000. The revenue increase was primarily due to a continuation in large customer implementations as well as maintenance, support and consulting revenues associated with license agreements signed in earlier periods.

Cost of Net Revenues

   License. Cost of net license revenues consists primarily of royalty payments to third parties, primarily Forte Software, for technology incorporated into Chordiant's products. Chordiant expects the relationship with Forte Software to continue for at least the next twelve months. Cost of net license revenues increased from $397,000 for the year ended December 31, 1999 to $912,000, or approximately 130%, for the year ended December 31, 2000. The cost of net license revenues increase was primarily due to the growth in the number of product implementations by new and existing customers and higher average transaction size.

   Service. Cost of service revenues consist primarily of salaries, facility costs and payments to third-party consultants incurred in providing customer support, training and implementation services. Cost of net service revenues, before the effect of non-cash compensation expense, increased from $14.4 million for the year ended December 31, 1999 to $17.5 million, or approximately 22%, for the year ended December 31, 2000. The increase in absolute dollars was primarily due to increased staff to support a higher number of product-related engagements. Chordiant expects that the cost of net service revenues will continue to increase in dollar amounts as it continues to expand its professional services organization to meet anticipated customer demand.

Operating Expenses

   Sales and marketing. Sales and marketing expenses consist of salaries, commissions, field office expenses, travel and entertainment, promotional expenses and allocated facility costs. Sales and marketing expenses, before the effect of non-cash compensation expense, increased from $13.4 million for the year ended December 31, 1999 to $22.4 million, or approximately 67%, for the year ended December 31, 2000. The increase in these expenses were mainly attributable to increases of $6.3 million in personnel expenses, $700,000 in allocated depreciation and overhead costs and $2.0 million in marketing and advertising costs. Chordiant expects that sales and marketing expenses will continue to increase in dollar amounts as it continues to expand its sales and marketing efforts through the establishment of additional United States and international sales offices and increased promotional activities.

   Research and development. Research and development expenses include costs associated with the development and enhancement of Chordiant's products, quality assurance activities and allocated facility costs. These costs consist primarily of employee salaries, benefits and the cost of consulting resources that supplement its internal development team. Due to the relatively short time between the date Chordiant's products achieve technological feasibility and the date its products become generally available to customers, costs subject to capitalization under SFAS No. 86 have been immaterial and have been expensed as incurred. Research and development expenses and purchased in-process research and development, before the effect of non-cash compensation expense, increased from $6.5 million for the year ended December 31, 1999 to $14.4 million, or approximately 122%, for the year ended December 31, 2000. The increase was mainly due to an increase of $6.6 million in personnel related expenses and $1.3 million in allocated depreciation and overhead costs. Chordiant anticipates that it will continue to devote substantial resources to research and development and that these expenses will continue to increase in dollar amounts.

   Purchased in-process research and development. In-process research and development expense represents technology acquired that on the date of acquisition, the technology had not achieved technological feasibility and there was no alternative future use based on the state of development. The product under development may not achieve commercial viability. Accordingly, the amount of acquired in-process research and development of $4.2 million was immediately expensed, of which $700,000 was attributable to the acquisition of White Spider. The nature of the efforts required to develop the purchased in-process research and development into a commercially viable product principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the product can be produced to meet its designed specifications, including functions, features and technical performance requirements.

   In 1998, Chordiant entered into a license for its products and related service agreements with Chase Manhattan Mortgage Corporation. In 2000, Chase alleged a breach of the agreements between the parties. At December 31, 1999, Chordiant's outstanding receivable balance from Chase was $1.7 million. On March 1, 2000, Chordiant agreed with Chase to terminate the existing agreements between them, and Chase agreed to pay Chordiant the $1.7 million receivable balance under the agreements as of December 31, 1999. The parties also entered into a separate agreement whereby Chase transferred to Chordiant ownership of certain technology and intellectual property developed by the parties under their prior agreements. Chordiant intends to use this technology to add additional functionality to its core products as well as develop and market a credit and collections application for the financial services industry. Chordiant agreed to pay Chase $3.5 million for the intellectual property rights to the technology. Chase retains an option to purchase a license to the credit and collections application when it is made commercially available by Chordiant. Chase has also agreed to assist Chordiant by providing certain consulting services in designing the application. This acquired technology was still in development on March 1, 2000 so the entire $3.5 million paid by Chordiant to Chase was expensed by Chordiant as in-process research and development.

   The value of the purchase in-process research and development was determined by estimating the projected net cash flows related to the product, determined based upon Chordiant's estimates of costs to complete the development of the technology and the future revenue to be earned upon commercialization of the products. The estimated stage of completion (expressed as a percentage of completion) for each project was calculated and then was applied to the net cash flows for the product. The cash flows were then discounted back to their net present value.

   General and administrative. General and administrative expenses consist of salaries for administrative, executive and finance personnel, recruiting costs, information systems costs, professional service fees and allocated facility costs. These expenses, before the effect of non-cash compensation expense, increased from $2.7 million for the year ended December 31, 1999 to $5.5 million, or 104%, for the year ended December 31, 2000. The increase in these expenses was mainly attributable to increases of $1.8 million in personnel related expenses and $1.0 million in professional service fees due to an increase in outside contractor expenses associated with increased recruiting efforts and expanded human resources programs. Chordiant believes that its general and administrative expenses will continue to increase in dollar amounts as a result of its growing operations.

   Amortization of stock-based compensation. Amortization of stock-based compensation is allocated as non-cash compensation expense to the respective amounts in cost of net revenues, sales and marketing, research and development and general and administrative expense and includes the amortization of unearned employee stock-based compensation and expenses for stock granted to consultants in exchange for services. Employee stock-based compensation expense is amortized over a four year vesting schedule using the multiple option approach. In connection with the grant of some employee stock options, Chordiant recorded aggregate unearned stock-based compensation expenses of $11.3 million for the year ended December 31, 1999 and $4.7 million for the year ended December 31, 2000. The amount recorded in fiscal year 2000 included $2.0 million associated with the acquisition of White Spider. Stock-based compensation included in operating expenses totaled $2.7 million for the year ended December 31, 1999 and $6.3 million for the year ended December 31, 2000.

   Amortization of intangibles. Amortization of intangibles for the year ended December 31, 2000 was $802,000. Chordiant recorded intangibles in the amount of $5.4 million of which $5.2 million was attributed to goodwill, during the year ended December 31, 2000 due to the July 2000 purchase of White Spider. Intangible assets for the White Spider acquisition are being amortized over a period of three years.

Interest and other Income, net, and Interest Expense

   Interest and other income, net, and interest expense consists primarily of interest income generated from Chordiant's cash, cash equivalents and short-term investments, interest expense incurred in connection with outstanding borrowings, foreign currency gains and losses and other non-operating income and expenses. Interest expense decreased from $1.1 million for the year ended December 31, 1999 to $269,000 for the year ended December 31, 2000. The decrease is due primarily to decreased borrowings. Interest and other income, net increased from $281,000 for the year ended December 31, 1999 to $3.3 million for the year ended December 31, 2000. The increase is primarily attributable to increased interest income earned on Chordiant's cash, cash equivalents and short-term investments, which grew significantly following the completion of its initial public offering in February 2000. Additionally, within the net increase of $3.3 million for other income for the year ended December 31, 2000 is a loss of approximately $500,000 attributable to foreign exchange transaction losses.

Comparison of the Fiscal Years Ended December 31, 1998 and 1999

Net Revenues

   License. License revenues increased from $4.4 million for the fiscal year ended December 31, 1998 to $8.0 million or approximately 82% for the fiscal year ended December 31, 1999, due to the growth in the number of product implementations by new customers and higher average transaction size. Chordiant's average transaction size has increased due to deployments by its customers to larger numbers of users.

   Service. Service revenues increased from $8.1 million for the fiscal year ended December 31, 1998 to $9.6 million for the fiscal year ended December 31, 1999. The service revenue increase in 1999 was primarily due to a continuation in large customer implementations as well as maintenance, support and consulting revenues associated with license agreements signed in earlier periods.

Cost of Net Revenues

   License. Cost of license revenues consist primarily of royalty payments to third parties for technology incorporated into Chordiant's products. Chordiant began paying royalties for the fiscal year ended December 31, 1997.

   Service. Cost of service revenue was $8.9 million for the fiscal year ended December 31, 1998 and $14.4 million for the fiscal year ended December 31, 1999. During the fiscal year ended December 31, 1998 and 1999, Chordiant hired a number of additional service personnel in anticipation of supporting a larger customer base in future periods. These increased investment efforts to meet anticipated customer demand resulted in negative gross margins from service revenues for the fiscal years ended December 31, 1998 and 1999.

Operating Expenses

   Sales and marketing. Sales and marketing expenses, before the effect of non-cash compensation expense, increased from $12.6 million for the fiscal year ended December 31, 1998 to $13.4 million for the fiscal year ended December 31, 1999. The increase of $788,000 in these expenses for the fiscal year ended December 31, 1999, as compared to the fiscal year ended December 31, 1998 was attributable to a $1.4 million increase in personnel expenses, offset by a decrease in $612,000 of advertising cost.

   Research and development. Research and development expenses, before the effect of non-cash compensation expense, increased from $5.9 million for the fiscal year ended December 31, 1998 to $6.5 million for the fiscal year ended December 31, 1999. The increase of $600,000 in these expenses for the fiscal year ended December 31, 1999 as compared to the fiscal year ended December 31, 1998 was attributable to an increase of $350,000 in personnel expenses and an increase of $250,000 in overhead costs.

   General and administrative. General and administrative expenses, before the effect of non-cash compensation expense increased from $2.0 million for the fiscal year ended December 31, 1998 to $2.7 million for the fiscal year ended December 31, 1999. The increase of $700,000 in these expenses for the fiscal year ended December 31, 1999 as compared to the fiscal year ended December 31, 1998 was attributable to increases in personnel related expenses in connection with additional finance, executive and information services and an increase in outside contractor expenses associated with increased recruiting efforts and expanded human resources programs.

   In connection with the grant of some employee stock options, Chordiant recorded an aggregate unearned stock-based compensation expense of $11.3 million for the fiscal year ended December 31, 1999. Stock-based compensation totalling $489,000 for the fiscal year ended December 31, 1998 and $2.7 million for the fiscal year ended December 31, 1999 was allocated to the respective amounts in cost of net revenues, sales and marketing, research and development and general and administrative.

Interest and other Income, net, and Interest Expense

   Interest and other income, net decreased from $561,000 for the fiscal year ended December 31, 1998 to $281,000 for the fiscal year and December 31, 1999. Interest expense increased from $121,000 for the fiscal year ended December 31, 1999 to $1,067,000 for the fiscal year ended December 31, 2000. The increase in interest expense was attributable to an increase in borrowings.

Provision for Income Taxes

   Chordiant has not generated taxable income since inception and, as a result, no provision for income taxes was recorded during the periods presented. Its deferred tax assets primarily consist of net operating loss carryforwards, nondeductible allowances and research and development tax credits. Chordiant has recorded a valuation allowance for the full amount of its net deferred tax assets, as the future realization of the tax benefit is not considered by management to be more-likely-than-not.

Liquidity and Capital Resources

   Since inception, Chordiant has financed its operations primarily through private sales of common and preferred stock, with net proceeds totaling $51.6 million, through the sale of $10.0 million in convertible debentures, and through the issuance of 4,925,000 shares of Chordiant common stock to the public from which Chordiant raised approximately $80.4 million in net proceeds.

   Net cash used in operating activities was $14.6 million for the fiscal year ended December 31, 1998, $27.6 million for the fiscal year ended December 31, 1999 and $17.1 million, for the fiscal year ended December 31, 2000.

   Net cash used in investing activities was $3.1 million for the fiscal year ended December 31, 1998, $1.9 million for the fiscal year ended December 31, 1999 and $28.1 million for the fiscal year ended December 31, 2000. Investing activities consist primarily of purchases of property and equipment and net proceeds from transactions involving Chordiant's short-term investments.

   Net cash generated from financing activities was $448,000 for the fiscal year ended December 31, 1998, $34.5 million for the fiscal year ended December 31, 1999 and $80.1 million for the fiscal year ended December 31, 2000. Net cash generated from financing activities consisted primarily of net proceeds from the issuance of preferred stock and proceeds from the issuance of common stock through an initial public offering and borrowings.

   On August 2, 2000, Chordiant committed to new terms and conditions for a new line of credit composed of two elements, an accounts receivable line and an equipment line.

   Under the new terms and conditions of the accounts receivable line, the total amount of the line of credit is $11.5 million. At Chordiant's option, borrowings under the accounts receivable line of credit will bear interest either at the lending bank's prime rate or the LIBOR Option (1,2,3 or 6 month maturity) plus 2.50 basis points. The accounts receivable line is limited to 80% of eligible accounts receivable. There was no borrowing outstanding at December 31, 2000 under the line of credit.

   Borrowings under Chordiant's $3.4 million equipment line bear interest at the lending bank's prime rate. Borrowings outstanding under the equipment line were $595,000 at December 31, 2000.

   Chordiant's assets secure borrowings under both lines of credit. The lines of credit require Chordiant to maintain a minimum quick ratio of 2.50 to 1.00, a tangible net worth of at least $25.0 million plus 60% of the proceeds of any public stock offerings and subordinated debt issuance, and certain other covenants.

   Chordiant expects to continue to experience growth in its operating expenses. Chordiant anticipates that operating expenses and planned capital expenditures will continue to be a material use of its cash resources. In addition, Chordiant may utilize cash resources to fund acquisitions or investments in other businesses, technologies or product lines. Chordiant believes that available cash and cash equivalents and the net proceeds from the sale of equity securities this year will be sufficient to meet its working capital and operating expense requirements for at least the next 12 months. After that period, Chordiant may require additional funds to support its working capital and operating expense requirements or for other purposes and may seek to raise these additional funds through public or private debt or equity financings. There can be no assurance that this additional financing will be available, or if available, will be on reasonable terms.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supercedes and amends a number of existing accounting standards. SFAS No. 133 requires that all derivatives be recognized in the balance sheet at their fair market value and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to any derivatives. In July 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Accounting for Derivatives Instruments and Hedging Activities--Deferral of Effective Date of FASB Statement No. 133." SFAS No. 137 deferred the effective date until fiscal years commencing after June 15, 2000. Chordiant will adopt SFAS No. 133 in its quarter ending March 31, 2001. Chordiant does not believe that the pronouncement will have a material impact on its financial condition or results of operations as currently conducted.

   In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. In June 2000, the SEC issued SAB 101B to defer the effective date of implementation of SAB 101 until the fourth quarter of fiscal 2000. The adoption of SAB 101 did not have a material effect on Chordiant's financial position or results of operations.

Quantitative and Qualitative Disclosures about Chordiant's Market Risk

   Chordiant is exposed to the impact of interest rate changes, foreign currency fluctuations, and change in the market values of its investments.

   Interest Rate and Foreign Exchange Rate Risk. Chordiant's exposure to market rate risk due to changes in interest rates relates primarily to the company's investment portfolio. Chordiant has not used derivative financial instruments in Chordiant's investment portfolio. Chordiant invests Chordiant's excess cash in debt instruments of the U.S. government and its agencies, and in high-quality corporate issuers and, by policy, limits the amount of credit exposure to any one issuer. Chordiant protects and preserves Chordiant's invested funds by limiting default, market and reinvestment risk. Chordiant's interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of Chordiant's investments are in short-term instruments. Due to the short-term nature of Chordiant's investments, Chordiant believes that there is no material risk exposure. Therefore, no quantitative tabular disclosures have been provided.

   Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, Chordiant's future investment income may fall short of expectations due to changes in interest rates or Chordiant may suffer losses in principal if forced to sell securities which have declined in market value due to changes in interest rates.

   Chordiant utilizes foreign exchange contracts to hedge foreign currency exposures of underlying assets and liabilities, primarily certain receivables that are denominated in British Pounds, thereby limiting Chordiant's risk. Gains and losses on foreign exchange contracts are reflected in the income statement. Chordiant has entered into foreign exchange contracts, all with maturities of less than nine months, to sell approximately (Pounds)8.5 million.

   Fair value represents the difference in value of the contracts at the spot rate and the forward rate. The counterparty to these contracts is a substantial and creditworthy multinational commercial bank. The risks of counterparty nonperformance associated with these contracts are considered to be not material. Notwithstanding Chordiant's efforts to manage foreign exchange risks, there can be no assurances that Chordiant's hedging activities will adequately protect Chordiant against the risks associated with foreign currency fluctuations.

   The table below provides information about Chordiant's foreign currency forward exchange contracts at December 31, 2000. The information is provided in U.S. dollar equivalents and presents the notional amount (forward amount), the weighted average contractual foreign currency exchange rates and fair value.

                               Contract      Weighted      Contract
                              amount in       Average      Amount in
                            British Pounds Contract Rate U.S. Dollars    Fair Value
                            -------------- ------------- -------------  -------------
                            (in thousands)               (in thousands) (in thousands)
   Foreign currency to be
    sold under contract:
   British Pounds.......... (Pounds)8,500     1.4623        $12,429         $(280)

   While the contract amounts provide one measurement of the volume of these transactions, they do not represent the amount of Chordiant's exposure to credit risk. The amounts (arising from the possible inabilities of the counterparty to meet the terms of its contracts) are generally limited to the amounts, if any, by which the counterparty's obligations exceed Chordiant's obligations as these contracts can be settled on a net basis at Chordiant's option. Chordiant controls credit risk through limits and monitoring procedures.

   Chordiant's international business is subject to risks typical of an international business, including, but not limited to differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, Chordiant's future results could be materially adversely impacted by changes in these or other factors.

                              CHORDIANT MANAGEMENT

Executive Officers and Directors

   Chordiant's officers and directors and key employees, the positions held by them, and their ages as of December 31, 2000 are as follows:

   Name                     Age                    Position
   ----                     ---                    --------
   Samuel T. Spadafora.....  58 Chief Executive Officer and Chairman of the
                                 Board

   Stephen Kelly...........  39 President and Chief Operating Officer

   Donald J. Morrison......  43 Executive Vice President, Business Development
                                 and Marketing

   Joseph F. Tumminaro.....  52 Chief Technology Officer and Director

   Cary G. Morgan..........  40 Acting Chief Financial Officer, Acting Chief
                                 Accounting Officer and Acting Secretary, Vice
                                 President and Controller

   Oliver D. Curme.........  46 Director

   Kathryn C. Gould........  50 Director

   Mitchell Kertzman.......  51 Director

   Robert S. McKinney......  59 Director

   William Raduchel........  54 Director

   Carol L. Realini........  46 Director

   David R. Springett......  55 Director

   Samuel T. Spadafora has served as chief executive officer and a director of Chordiant since June 1998. From June 1998 until October 2000, he was also Chordiant's president. In November 1999, Mr. Spadafora was elected as Chordiant's chairman of the board of directors. From April 1994 to June 1998, Mr. Spadafora served as vice president of worldwide field operations for the microelectronic business of Sun Microsystems, a computer systems and networking company. Mr. Spadafora holds a B.A. in marketing from Eastern Michigan University.

   Stephen Kelly has served as Chordiant's president and chief operating officer in an acting capacity since October 2000 and in effect since January 2001. Between September 1998 and October 2000, he served as Chordiant's senior vice president of Europe, Middle East and Africa operations. From October 1997 to September 1998, Mr. Kelly served as Chordiant's vice president of Europe, Middle East and Africa operations. From 1987 to 1998, Mr. Kelly worked in various sales, alliances and marketing roles at Oracle's United Kingdom operations, most recently as director of Europe, Middle East and Africa alliances and industry groups. Mr. Kelly received his B.A. with honors in business administration and accounting from the University of Bath, in England.

   Donald J. Morrison has served as Chordiant's executive vice president, business development and marketing since September 2000. From January 1999 until September 2000, Mr. Morrison served as Chordiant's executive vice president, worldwide sales and marketing. Mr. Morrison joined Chordiant as executive vice president of marketing in June 1997. From March 1995 to June 1996, Mr. Morrison served as senior vice president of marketing and OEM sales for Network Peripherals Inc., a high-speed networking company focused on fast Internet products. From January 1994 to February 1995, Mr. Morrison served as vice president of marketing at Strategic Mapping, Inc., an applications software company. Mr. Morrison received his B.A. in business administration from San Francisco State University and his masters degree in marketing management from Golden Gate University.

   Joseph F. Tumminaro is a founder of Chordiant and has served as chief technology officer and a director since Chordiant's inception in March 1991. Mr. Tumminaro served as secretary of Chordiant from its inception until October 1999. From 1985 to 1990, Mr. Tumminaro served as president, vice president of technology and a director of J. Frank Consulting, the predecessor company to Chordiant. Mr. Tumminaro received his B.A. from Southern Illinois University. Mr. Tumminaro and Ms. Realini, also a director of Chordiant, are married to each other.

   Cary G. Morgan was appointed Chordiant's acting chief financial officer, acting chief accounting officer and acting secretary on October 20, 2000. From January 1997 to the present, Mr. Morgan has also acted as Chordiant's vice president and controller. From 1996 to 1997, Mr. Morgan served as the general accounting manager of Global Village Communications, a communications company. From 1995 to 1996, Mr. Morgan served as acting chief financial officer of Multipoint Networks, a wireless data communications company. Mr. Morgan received his M.B.A. from the Monterey Institute of International Studies and his B.A. in accounting from the University of Utah.

   Oliver D. Curme has been a director of Chordiant since July 1996. Mr. Curme has served as a general partner of several entities associated with Battery Ventures LP, a venture capital company, since 1988. Mr. Curme received his B.S. from Brown University and his M.B.A. from Harvard Business School.

   Kathryn C. Gould has been a director of Chordiant since July 1996. She is a manager for each of the general partners for Foundation Capital I, II, and III, a family of venture capital limited partnerships, and has been a member of that firm since December 1995. Since 1989, Ms. Gould has been a general partner of Merrill, Pickard, Anderson & Eyre, a venture capital firm. Ms. Gould also serves as a director of Eloquent, Inc., a Web-based business communications solutions provider, and as a director of Interwoven, Inc., a software provider. Ms. Gould received a B.Sc. in physics from the University of Toronto and an M.B.A. from the University of Chicago.

   Mitchell Kertzman has been a director of Chordiant since February 1997. Mr. Kertzman has served as president, chief executive officer and a director of Liberate Technologies, a Internet access software company since November 1998. Before joining Liberate, Mr. Kertzman was a member of the board of directors of Sybase, Inc., a database company, from February 1995 until November 1998. He has served as chairman of Sybase's board of directors since July 1997. Between February 1998 and August 1998, he also served as co-chief executive officer of Sybase. From July 1996 until February 1997 Mr. Kertzman served as chief executive officer of Sybase, and from July 1996 until July 1997 he also served as president of Sybase. Between February 1995 and July 1996, Mr. Kertzman served as an executive vice president of Sybase. In February 1995, Sybase merged with Powersoft Corporation, a provider of application development tools. Mr. Kertzman had served as chief executive officer and a director of Powersoft since he founded it in 1974. Mr. Kertzman has also served as a director of CNET Networks, Inc., an Internet content company, since 1997 and as a director of Handspring, Inc. since 2000.

   Robert S. McKinney has been a director of Chordiant since January 2000. Mr. McKinney has served as president of Information Management Consulting, a consulting firm, since September 1998 and is acting chief information officer of Metropolitan Life Insurance Company's individual business and client services business units. Mr. McKinney was chief information officer of Tenneco Automotive Inc., an automotive parts manufacturing company, from March 1996 to September 1998 and chief information officer of PaineWebber, an investment banking firm, from February 1990 to February 1996. Mr. McKinney received a B.S. in mechanical engineering from the U.S.M.M.S, Kings Point and a masters degree in management and industrial engineering from Columbia University.

   William Raduchel, Ph.D. has been a director of Chordiant since August 1998. Mr. Raduchel is currently the chief technology officer of AOL Time Warner, Inc., an online service provider. Mr. Raduchel held various positions with Sun Microsystems, a computer systems company, from 1989 to 1998, including chief strategy officer from January 1998 to September 1999, vice president, corporate planning and development and chief information officer from July 1991 to January 1998 and chief financial officer. Mr. Raduchel received his B.A. from Michigan State University and his A.M. and Ph.D. from Harvard University. He is a director of MIH Limited and OpenTV, Inc. and two private companies.

   Carol L. Realini was a founder of Chordiant and has been a director since Chordiant's inception in March 1991. She recently joined the board of Finestra Software in Palo Alto, CA. Ms. Realini has served as president, chief executive officer and chairman of XO Family, Inc. from November 1999 through November 2000. From May 1997 to November 1999, she served as Chordiant's chairman. From May 1997 until June 1998, Ms. Realini served as Chordiant's president and chief executive officer. From January 1990 until May 1997, Ms. Realini served as president, chief executive officer and chairman of J. Frank Consulting, Inc., a consulting services firm and the predecessor company to Chordiant. From June 1988 to January 1990, Ms. Realini served as vice president of sales and marketing of Legato Systems, Inc. Ms. Realini received her B.A. with honors in mathematics from University of California, Santa Cruz and her masters degree from California State University, San Jose. Ms. Realini and Mr. Tumminaro, Chordiant's chief technology officer and also a director, are married to each other.

   David R. Springett, Ph.D. has been a director of Chordiant since January 2000. Dr. Springett has served as president of the Community College Foundation, an educational foundation since February 1994. Dr. Springett was also president of Strategic Marketing Associates, a marketing company from January 1992 to January 1994 and held various positions with Xerox Corporation, a photocopy and computer equipment company, from May 1963 to May 1991, including vice-president, strategic marketing and director, European marketing. He is a member of the board of directors of the California Vehicle Foundation and the California State Commission on Welfare Reform and Training. Dr. Springett has received degrees from the Royal Military College of Canada, the University of Toronto, Queen's University and Harvard University.

Board Committees

   The board of directors has established an audit committee and a compensation committee. The audit committee makes recommendations to the board of directors about the selection of independent auditors, reviews the scope and results of the audit and other services provided by Chordiant's independent auditors and reviews and evaluates Chordiant's audit and control functions. The compensation committee makes recommendations about Chordiant's equity incentive plans and salaries and incentive compensation for Chordiant's employees and consultants.

   The members of the audit and compensation committees are described below:

                   Audit                                       Compensation
                   -----                                       ------------
              Oliver D. Curme                                Kathryn C. Gould
              William Raduchel                               Mitchell Kertzman
             David R. Springett

Director Compensation

   Directors currently receive no compensation from Chordiant for their services as members of the board or for attendance at committee meetings.

   According to Chordiant's 1999 non-employee directors' stock option plan, each non-employee director was granted an option to purchase up to 25,000 shares of Chordiant's common stock on the effective date of the February 14, 2000 initial public offering, if a director on the effective date, or on a director's election or appointment to the board, if later. Directors will be granted an option to purchase up to 7,500 shares of Chordiant's common stock on the day after each annual meeting of stockholders held after the effective date Chordiant's initial public offering. Also, directors who serve as committee members will be granted an option to purchase up to 5,000 shares of Chordiant's common stock on the day after each annual meeting of stockholders. The exercise price of each option will be the fair market value of a share of Chordiant's common stock on the date of grant of the option.

Compensation Committee Interlocks and Insider Participation

   None of Chordiant's executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of Chordiant's board of directors or compensation committee. For a further description of interlocking transactions, see "Certain Relationships and Related Party Transactions of Chordiant."

Board Composition

   Chordiant's amended and restated certificate of incorporation authorizes nine directors, with the terms of office of the board of directors divided into three classes. As a result, a portion of Chordiant's board of directors is elected each year. The division of the three classes, their election dates and the directors in each class are as follows:

        Class of
        director              Date of election              Directors in class
        --------              ----------------              ------------------
           I     First annual meeting of stockholders.....  Oliver D. Curme
                                                            Kathryn C. Gould
                                                            Carol L. Realini

           II    Second annual meeting of stockholders....  Samuel T. Spadafora
                                                            Joseph F. Tumminaro
                                                            David R. Springett

          III    Third annual meeting of stockholders.....  Mitchell Kertzman
                                                            William Raduchel
                                                            Robert S. McKinney

   At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of Chordiant.

Executive Compensation

   The following table provides information concerning compensation for services performed during the last three completed fiscal years by Chordiant's chief executive officer and its most highly compensated executive officers whose salary and bonus for the last year exceeded $100,000. As required by the rules of the Securities and Exchange Commission, the compensation described in the table excludes medical, group life insurance or other benefits that are available generally to all salaried employees of Chordiant and other perquisites and personal benefits received that do not exceed the lesser of $50,000 or 10% of any officer's salary and bonus disclosed in this table. None of the officers named below had received from Chordiant any other annual compensation, were granted any restricted stock award, long term incentive plan payout or received any other compensation other than as set forth below.

          Summary Compensation Table for Chordiant Executive Officers

                                                      Long-term
                                                     Compensation
                                                        Awards
                              Annual Compensation    ------------
                              --------------------    Securities
   Name and Principal                                 Underlying     All Other
        Position         Year Salary ($) Bonus ($)   Options (#)  Compensation ($)
   ------------------    ---- ---------- ---------   ------------ ----------------
Samuel T. Spadafora..... 2000  291,667    312,500            --        1,750(8)
 Chairman of the Board
  and                    1999  250,000    312,500            --        1,500(8)
 Chief Executive Officer 1998  145,833     46,966     1,809,525           --

Stephen Kelly........... 2000  184,888    619,948(1)    100,000           --
 President and Chief
  Operating Officer      1999  172,926    267,016(2)    150,000           --
                         1998  112,660    155,164(3)     75,000           --

Donald J. Morrison...... 2000  207,500    174,123(4)     75,000        1,578(8)
 Executive Vice
  President, Business    1999  190,836    122,645(5)     87,500        1,500(8)
 Development and
  Marketing              1998  169,166     53,214(6)    257,859        1,500(8)

Joseph F. Tumminaro..... 2000  174,167    125,375            --        4,831(8)
 Chief Technology
  Officer                1999  162,083     51,077            --        1,500(8)
                         1998  160,000     38,452         9,358        1,500(8)

Cary G. Morgan.......... 2000  134,494     75,241        37,500        3,741(8)
 Acting Chief Financial
  Officer, Acting Chief  1999  109,298     20,499        34,507        1,500(8)
 Acting Secretary, Vice
  President and          1998   97,552      9,146        27,500        1,500(8)
 Accounting
  Officer,Controller

Steven R.
 Springsteel(7)......... 2000  174,060    150,828            --           --
 Former Chief Financial
  Officer (resigned)     1999  183,912     93,672       100,000           --
                         1998  155,400     19,425       232,946           --

--------
(1) Includes commissions of $604,778.

(2) Includes commissions of $251,285.

(3) Includes commissions of $155,164.

(4) Includes commissions of $75,685.

(5) Includes commissions of $50,658.

(6) Includes commissions of $51,607.

(7) In October 2000, Mr. Springsteel resigned as our executive vice president of finance and chief financial officer and is no longer an officer of Chordiant.

(8) Consists of 401(k) matching contributions paid by Chordiant.

Employment Agreements

   On April 24, 1998, Chordiant entered into an employment agreement with Mr. Spadafora. Under the terms of that agreement, Mr. Spadafora is entitled to receive an annual base salary of $250,000 and is eligible to receive an annual incentive bonus of $200,000. Mr. Spadafora received a $100,000 hiring bonus upon signing the agreement. Pursuant to the terms of his employment agreement, Mr. Spadafora also received options to purchase 1,809,650 shares of Chordiant common stock. In the event of a "Change in Control" of Chordiant, which is defined as a sale of substantially all of the assets of Chordiant, a merger in which Chordiant is not the surviving corporation or the transfer of more than 50% of the voting interests of Chordiant, Mr. Spadafora will immediately vest in 50% of his then unvested shares. The agreement also provides that Mr. Spadafora's employment may be terminated by either Mr. Spadafora or Chordiant at any time. If Mr. Spadafora's employment is terminated without cause, Mr. Spadafora is entitled to receive 12 months of base salary and he will automatically vest in 50% of his then unvested shares.

   Effective as of January 5, 2001, Chordiant entered into an employment agreement with Mr. Kelly. Under the terms of that agreement, Mr. Kelly is entitled to receive an annual base salary of $300,000 and is eligible to receive quarterly bonuses of $50,000 per quarter and an additional bonus of up to 20% of his salary. Mr. Kelly also receives reimbursements for nanny expenses of up to $30,000 per year and reimbursements for a home rental of up to $4,000 per month. Pursuant to the terms of his employment agreement, Mr. Kelly also received options to purchase 800,000 shares of Chordiant common stock. In the event of a "Change in Control" of Chordiant, which is defined as a sale of substantially all the assets of Chordiant, a merger in which Chordiant is not the surviving corporation or the transfer of more than 50% of the voting interests of Chordiant, Mr. Kelly will immediately vest in 50% of his then unvested shares. The agreement also provides that Mr. Kelly's employment may be terminated by Chordiant or Mr. Kelly at any time. If Mr. Kelly's employment is terminated without cause, Mr. Kelly is entitled to receive 12 months of base salary and he will immediately vest in 50% of his then unvested shares.

Option Grants in Fiscal Year 2000

   The following table lists each grant of stock options during the fiscal year ended December 31, 2000, to each of the individuals named below.

   The exercise price of each option was equal to the fair market value of Chordiant's common stock as valued by the board of directors on the date of grant. The exercise price may be paid in cash, in shares of Chordiant's common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same day sale of the purchased shares.

   The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed as prescribed by the rules of the Securities and Exchange Commission and does not represent Chordiant's prediction of Chordiant's stock price performance.

   The shares listed in the following table under, "Number of Securities Underlying Options Granted" vest in a series of equal monthly installments over the four years following the vesting start date. Chordiant's stock option plans allow for the early exercise of options granted to employees. All options exercised early are subject to repurchase by Chordiant at the original exercise price upon the option holder's cessation of service before the vesting of such holder's shares. Each of the options has a ten-year term, subject to earlier termination if the option holder's service with Chordiant ceases. See "Chordiant Management--Employee Stock Plans" for a description of other terms of these options.

   Percentages shown under "Percentage of Total Options Granted to Employees in Fiscal Year" are based on an aggregate of 4,360,234 options granted to Chordiant's employees under Chordiant's equity incentive plans during the period from January 1, 2000 through December 31, 2000.

                                                                            Potential
                                                                        Realizable Value
                                       Individual Grants                at Assumed Annual
                         ----------------------------------------------  Rates of Stock
                          Number of  Percentage of                            Price
                         Securities  Total Options                      appreciation for
                         Underlying   Granted to   Exercise                Option Term
                           Options   Employees In    Price   Expiration -----------------
          Name           Granted (#)  Fiscal Year  ($/Share)    Date    5% ($)   10% ($)
          ----           ----------- ------------- --------- ---------- ------- ---------
Samuel T. Spadafora.....       --          --           --          --       --        --


Stephen Kelly...........   50,000         1.1         6.25    05/02/10  509,030   810,545
                           50,000         1.1       10.313    06/23/10  839,940 1,337,463

Donald J. Morrison......   75,000         1.7        6.375    10/18/10  778,815 1,240,133

Joseph F. Tumminaro.....       --          --           --          --       --        --

Cary G. Morgan..........   15,000         0.3         6.25    05/02/10  152,709   243,163
                           22,500         0.5        6.375    06/23/10  233,645   372,040

Steven Springsteel......       --          --           --          --       --        --

Aggregated Option Exercises in Last Fiscal Year

   The following table provides the number of shares acquired on exercise and the number and value of securities underlying unexercised options that are held by each of the individuals named below as of December 31, 2000.

                                                         Number of
                                                         Securities
                                                         Underlying
                                                        Unexercised
                                                         Options at      Value of Unexercised
                                                       Fiscal Year End  In-the-Money Options at
                              Shares                         (#)          Fiscal Year End ($)
                            Acquired on     Value     ---------------- -------------------------
   Name                     Exercise (#) Realized ($) Vested  Unvested Exercisable Unexercisable
   ----                     -----------  ------------ ------- -------- ----------- -------------
   Samuel T. Spadafora.....   678,750     5,629,068   785,125 301,275   3,225,522        --

   Stephen Kelly...........   138,541       201,770    62,499 248,960     330,922        --

   Donald J. Morrison......   244,687       905,344   207,596 230,576     929,808        --

   Joseph F. Tumminaro.....        --            --    26,027      --      77,274        --

   Cary G. Morgan..........        --            --    45,656  65,629     144,843        --

   Steven Springsteel......   388,340     1,498,989     8,333      --      12,372        --

Employee Stock Plans

 1999 Equity Incentive Plan

   Chordiant's board adopted its 1999 equity incentive plan on November 30, 1999. Chordiant's stockholders approved the plan on December 31, 1999. The incentive plan is an amendment and restatement of Chordiant's 1997 equity incentive plan.

   Administration. The board administers the incentive plan unless it delegates administration to a committee. The board or this committee has the authority to construe, interpret and amend the incentive plan and determine:

  . the grant recipients;

  . the grant dates;

  . the number of shares subject to the award;

  . the exercisability and vesting of the award;

  . the exercise price;

  . the type of consideration; and

  . the other terms of the award.

   Share Reserve. Chordiant has reserved a total of 13,106,484 shares of its common stock for issuance under the incentive plan. On October 1 of each year for 10 years, starting on October 1, 2000, the share reserve will automatically be increased by a number of shares equal to the greater of:

  . 5% of Chordiant's outstanding shares on a fully-diluted basis; or

  . that number of shares subject to stock awards made under the incentive plan during the prior 12-month period.

   However, the automatic increase is subject to reduction by the board, and no more than 20 million shares of the share reserve, as increased, may be used for incentive stock options. If the recipient of a stock award does not purchase the shares subject to the stock award before the stock award expires or terminates, the shares that are not purchased again become available for issuance under the incentive plan.

   Eligibility. The board may grant incentive stock options that qualify under
Section 422 of the Internal Revenue Code to Chordiant's employees. The board may also grant nonstatutory stock options, stock bonuses and restricted stock purchase awards to Chordiant's employees, directors and consultants.

  . A stock option is a contractual right to purchase a specified number of Chordiant's shares at a specified price, called the exercise price, for a specified period of time.

  . An incentive stock option is a stock option that has met the requirements of Section 422 of the Internal Revenue Code. This type of option is free from regular tax at both the date of grant and the date of exercise. However, the difference between the fair market value on date of exercise and the exercise price is an item of alternative minimum tax unless there is a disqualifying disposition in the year of exercise. If two holding period tests are met--two years between grant date and sale date and one year between exercise date and sale date--all profit on the sale of Chordiant's shares acquired by exercising the incentive stock option is long-term capital gain income. However, if either of the holding periods is not met, there has been a disqualifying disposition, and a portion of any profit will be taxed at ordinary income rates.

  . A nonstatutory stock option is a stock option that has not met the Internal Revenue Code criteria for qualifying incentive stock options and, therefore, triggering a tax upon exercise. This type of option requires payment of state and federal income tax and, if applicable, other taxes on the difference between the exercise price and the fair market value on the exercise date.

  . A restricted stock purchase award is Chordiant's offer to sell its shares at a price either at or near the fair market value of the shares. A stock bonus is a grant of Chordiant's shares at no cost to the recipient in consideration for past services performed.

   The board may not grant an incentive stock option to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of Chordiant's total combined voting power or the total combined voting power of an affiliate of Chordiant, unless the exercise price is at least 110% of the fair market value of the stock on the grant date and the option term is five years or less.

   Limits on Option Grants. There are limits on the number of shares that the board may grant under an option.

  . Section 162(m) of the Internal Revenue Code denies a deduction to publicly held corporations for compensation paid to the chief executive officer and the four highest compensated officers in a taxable year to the extent that the compensation for each the officer exceeds $1,000,000. When Chordiant becomes subject to Section 162(m), to prevent options granted under the incentive plan from being included in compensation, the board may not grant options under the incentive plan to an employee covering an aggregate of more than 5 million shares in any calendar year.

  . In addition, an employee may not receive incentive stock options that exceed the $100,000 per year limitation provided in Section 422(d) of the Internal Revenue Code. In calculating the $100,000 per year limitation, Chordiant determines the aggregate number of shares under all incentive stock options granted to that employee that will become exercisable for the first time during a calendar year. For this purpose, Chordiant includes incentive stock options granted under the incentive plan as well as under any other stock plans that Chordiant maintains. Chordiant then determines the aggregate fair market value of the stock as of the grant date of the option. Taking the options into account in the order in which they were granted, Chordiant treats only the options covering the first $100,000 worth of stock as incentive stock options. Chordiant treats any options covering stock in excess of $100,000 as nonstatutory stock options.

   Option Terms. The board may grant incentive stock options with an exercise price of 100% or more of the fair market value of a share of Chordiant's common stock on the grant date. It may grant nonstatutory stock options at a discount. If the value of Chordiant's shares declines after the date of grant, the board may offer option holders the opportunity to replace their outstanding higher-priced options with new lower-priced options. To the extent required by Section 162(m) of the Internal Revenue Code, the repriced option is considered to be canceled and a new option granted, but both options will be counted against the
Section 162(m) limit discussed above.

   The maximum option term is 10 years. The board may provide for exercise periods of any length in individual option grants. However, generally an option terminates three months after the option holder's service to Chordiant terminates. If this termination is due to the option holder's disability, the exercise period generally is extended to 12 months. If this termination is due to the option holder's death or if the option holder dies within three months after the option holder's service terminates, the exercise period generally is extended to 18 months following the option holder's death.

   The board may provide for the transferability of nonstatutory stock options but not incentive stock options. However, the option holder may designate a beneficiary to exercise either type of option following the option holder's death. If the option holder does not designate a beneficiary, the option holder's option rights will pass by will or by the laws of descent and distribution.

   Terms of Other Stock Awards. The board determines the purchase price of other stock awards. However, the board may award stock bonuses in consideration of past services without a purchase payment. Shares that Chordiant sells or awards under the incentive plan may, but need not be, restricted and subject to a repurchase option in Chordiant's favor based on with a vesting schedule that the board determines. The board, however, may accelerate the vesting of the restricted stock.

   Other Provisions. Transactions not involving Chordiant's receipt of consideration, including a merger, consolidation, reorganization, stock dividend, and stock split, may change the class and number of shares subject to the incentive plan and to outstanding awards. In that event, the board will appropriately adjust the incentive plan for the class and the maximum number of shares subject to the incentive plan, to the cap on the number of shares available for incentive stock options, and to the Section 162(m) limit. It also will adjust outstanding awards for the class, number of shares and price per share subject to the awards.

   If a change in control happens, the surviving entity may either assume or replace outstanding awards under the incentive plan. If this does not occur, then generally the vesting and exercisability of the awards will accelerate, and unexercised awards will terminate immediately before the event. A change in control includes the following:

  . a dissolution, liquidation or sale of all or substantially all of Chordiant's assets;

  . a merger or consolidation in which Chordiant is not the surviving corporation;

  . a reverse merger in which Chordiant is the surviving corporation but the shares of Chordiant's common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property; and

  . generally the acquisition by any person, entity or group of the beneficial ownership of Chordiant's securities representing at least 50% of the combined voting power permitted to vote in the election of directors.

   If there is a change in control, other than a merger or consolidation for the purpose of a change in domicile, then for options held by persons then performing services as an employee or director of, or consultant to, Chordiant, the vesting of the option will be accelerated by one year.

   Stock Awards Granted. As of December 31, 2000, Chordiant had issued:

  . 3,621,124 shares upon the exercise of options under the incentive plan;

  . options to purchase 7,874,776 shares at a weighted average exercise price of $4.67 per share were outstanding; and

  . 1,613,343 shares remained available for future grant.

   As of December 31, 2000, the Chordiant board had not granted any stock bonuses or restricted stock under the incentive plan.

   Plan Termination. The incentive plan will terminate in 2009 unless the Chordiant board terminates it sooner.

 1999 Non-Employee Directors' Stock Option Plan.

   Chordiant's board adopted the 1999 non-employee directors' stock option plan on November 30, 1999. Chordiant's stockholders approved the plan on December 31, 1999. The directors' plan provides for the automatic grant to Chordiant's non-employee directors of options to purchase shares of Chordiant's common stock.

   Share Reserve. Chordiant has currently reserved a total of 875,000 shares of Chordiant's common stock for issuance under the directors' plan. On October 1 of each year for 10 years, starting on October 1, 2000, the share reserve will automatically be increased by a number of shares equal to the greater of:

  . 0.5% of Chordiant's outstanding shares on a fully-diluted basis, or

  . that number of shares subject to options granted under the directors' plan during the prior 12-month period.

   However, the automatic increase is subject to reduction by the Chordiant board. If an option holder does not purchase the shares subject to their option before the option expires or terminates, the shares that are not purchased again become available for issuance under the directors' plan.

   Administration. The Chordiant board administers the directors' plan. The board has the authority to construe, interpret and amend the directors' plan but the directors' plan specifies the essential terms of the options, including:

  . the option recipients;

  . the grant dates;

  . the number of shares subject to the option;

  . the exercisability and vesting of the option;

  . the exercise price; and

  . the type of consideration.

   Eligibility. Chordiant will automatically issue options to Chordiant's non-employee directors under the directors' plan as follows:

  . Each person who was a non-employee director on February 14, 2000, the effective date of the initial public offering, or who is first elected or appointed after this date as a non-employee director will automatically receive an initial option for 25,000 shares. The initial option is exercisable immediately but will vest at the rate of 25% of the shares on the first anniversary of the grant date and monthly over the next three years.

  . In addition, on the day after each of Chordiant's annual meetings of the stockholders, starting with the annual meeting in 2001, each non-employee director will automatically receive an annual option for 7,500 shares. The annual option is exercisable immediately but will vest monthly over the next year. If the non-employee director is appointed to the board after the annual meeting of Chordiant stockholders, the annual option will be adjusted based on the time actually served by the director.

  . Finally, on the day after each of Chordiant's annual meetings of the stockholders, starting with the annual meeting in 2001, each non-employee director who is serving on a board committee will automatically receive a committee option for 5,000 shares. The committee option is exercisable immediately but will vest monthly over the next year. If the non-employee director is appointed to the committee after the annual meeting, the committee option will be pro rated.

   As long as the option holder continues to serve with Chordiant, whether in the capacity of a director, an employee or a consultant, the option will continue to vest and be exercisable during its term. When the option holder's service terminates, Chordiant will have the right to repurchase any unvested shares at the original exercise price, without interest.

   Option Terms. Options have an exercise price equal to 100% of the fair market value of Chordiant's common stock on the grant date. The option term is 10 years but it terminates three months after the option holder's service terminates. If this termination is due to the option holder's disability, the post-termination exercise period is extended to 12 months. If this termination is due to the option holder's death or if the option holder dies within three months after their service terminates, the post-termination exercise period is extended to 18 months following death.

   The option holder may transfer the option by gift to immediate family or for estate planning purposes. The option holder also may designate a beneficiary to exercise the option following the option holder's death. Alternatively, the option exercise rights will pass by the option holder's will or by the laws of descent and distribution.

   Other Provisions. Transactions not involving Chordiant's receipt of consideration, including a merger, consolidation, reorganization, stock dividend, and stock split, may change the class and number of shares subject to the directors' plan and to outstanding options. In that event, the Chordiant board will appropriately adjust the directors' plan for the class and the maximum number of shares subject to the directors' plan and to the automatic option grants. It also will adjust outstanding options for the class, number of shares and price per share subject to the options.

   If a change in control happens, the surviving entity may either assume or replace outstanding options under the directors' plan. If this does not occur, then generally the vesting of the options will accelerate, and unexercised options will terminate immediately before the event. A change in control includes the following:

  . a dissolution, liquidation or sale of all or substantially all of Chordiant's assets;

  . a merger or consolidation in which Chordiant is not the surviving corporation;

  . a reverse merger in which Chordiant is the surviving corporation but the shares of Chordiant's common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property; and

  . generally the acquisition by any person, entity or group of the beneficial ownership of Chordiant's securities representing at least 50% of the combined voting power permitted to vote in the election of directors.

   If there is a change in control, other than a merger or consolidation for the purpose of a change in domicile, then for options held by persons then performing services as an employee or director of, or consultant to, Chordiant, the vesting of the option will be accelerated by one year.

   Options Issued. Chordiant has issued 175,000 options under the directors' plan.

   Plan Termination. The directors' plan has no set termination date.

 1999 Employee Stock Purchase Plan

   Chordiant's board adopted the 1999 employee stock purchase plan on November 30, 1999. Chordiant's stockholders approved the plan on December 31, 1999.

   Administration. The Chordiant board administers the purchase plan unless it delegates administration to a committee. The board or this committee has the authority to construe, interpret and amend the purchase plan and determine the terms of rights granted under the purchase plan.

   Share Reserve. Chordiant has currently reserved 2,117,689 shares of Chordiant's common stock for issuance to eligible employees with purchase rights under the purchase plan. On October 1 of each year for 10 years, starting on October 1, 2000, the share reserve will automatically be increased by a number of shares equal to the greater of:

  . 2% of Chordiant's outstanding shares on a fully-diluted basis; or

  . that number of shares issued under the purchase plan during the prior 12-month period.

   However, the automatic increase is subject to reduction by the board, and no more than 13,000,000 shares of the share reserve, as increased, may be used under the purchase plan.

   Eligibility. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. The purchase plan provides a means by which eligible employees may purchase Chordiant's common stock through payroll deductions. Chordiant implements the purchase plan by offerings of purchase rights to eligible employees. Generally, all of Chordiant's full-time employees in the United States and in the United Kingdom who have been employed for at least 10 days may participate in offerings under the purchase plan. However, no employee may participate in the purchase plan if immediately after Chordiant grants the employee a purchase right, the employee has voting power over 5% or more of Chordiant's outstanding capital stock.

   Offerings. Under the purchase plan, the board may specify offerings of up to 27 months. Unless the board determines differently, common stock is purchased for accounts of participating employees at a price per share equal to the lower of:

  . 85% of the fair market value of a share on the first day of the offering;
    or

  . 85% of the fair market value of a share on the purchase date.

   Fair market value generally means the closing sales price, rounded up where necessary to the nearest whole cent, for these shares, or the closing bid, if no sales were reported, as quoted on the Nasdaq National Market on the last trading day before the relevant determination date, as reported in The Wall Street Journal.

   The board may provide that employees who become eligible to participate after the offering period begins nevertheless may enroll in the offering. These employees will purchase Chordiant's stock at the lower of:

  . 85% of the fair market value of a share on the day they began participating in the purchase plan; or

  . 85% of the fair market value of a share on the purchase date.

   Participating employees may authorize payroll deductions of up to 15% of their compensation for the purchase of stock under the purchase plan. Employees may end their participation in the offering before a purchase period ends. Their participation ends automatically on termination of their employment.

   Other Provisions. The Chordiant board may grant eligible employees purchase rights under the purchase plan only if the purchase rights together with any other purchase rights granted under other employee stock purchase plans established by Chordiant or by Chordiant's affiliates, if any, do not permit the employee's rights to purchase Chordiant's stock to accrue at a rate that exceeds $25,000 of fair market value of Chordiant's stock for each calendar year in which the purchase rights are outstanding.

   Upon a change in control, the Chordiant board may provide that the successor corporation either will assume or replace outstanding purchase rights. Alternatively, the board may shorten the ongoing offering period and provide that Chordiant's stock will be purchased for the participants immediately before the change in control.

   Shares Issued. As of December 31, 2000, 117,689 shares of common stock have been purchased under the purchase plan.

   Plan Termination. The purchase plan has no set termination date.

 401(k) Plan

   Chordiant has established its corporation retirement savings plan, which became effective on January 1, 1996. The 401(k) plan is intended to qualify under Section 401 of the Code so that contributions by employees or by Chordiant, and income earned, are not taxable until withdrawn and so that contributions by the company will be deductible by Chordiant when made. The 401(k) plan provides that each participant may reduce their pre-tax gross compensation by up to 15%, up to a statutorily prescribed annual limit of $10,000 in 2000, and have that amount contributed to the 401(k) plan. Employees become eligible to participate in the 401(k) plan upon commencement of their employment with Chordiant. Participants are fully vested in all amounts they contribute under the 401(k) plan and in the earnings on the contributed amounts.

   In addition to the employee salary deferrals described above, the 401(k) plan requires Chordiant to make contributions under the 401(k) plan on behalf of the participants. These contributions include a matching contribution of up to $1,500 per year of salary deferred contributions made by each participant. The employer contributions to the 401(k) plan each year will be divided among participants in the ratio that each participant's compensation bears to the compensation of all participants. Participants become vested in matching contributions and employer contributions according to a graded vesting schedule under which they become fully vested after five years of service with Chordiant.

   Employee participants may elect to invest their accounts under the 401(k) plan in various established funds.

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

       CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF CHORDIANT

   The following is a description of transactions since January 1, 2000, to which Chordiant has been a party, in which the amount involved in the transaction exceeds $60,000, and in which any of Chordiant's directors or executive officers or any member of the immediate family of such directors or officers, or holders of more than 5% of the capital stock had or will have a direct or indirect material interest, other than compensation arrangements that are described under "Chordiant Management."

   Chordiant has entered into indemnification agreements with Chordiant's directors and officers for the indemnification of and advancement of expenses to these persons to the full extent permitted by law. Chordiant also intends to execute these agreements with Chordiant's future directors and officers.

   Options granted to Chordiant's directors, executive officers and employees are immediately exercisable for both vested and unvested shares, with unvested shares being subject to a right of repurchase in Chordiant's favor if termination of employment occurs before the vesting of all the shares. The following individuals have elected to pay the exercise price for some of their outstanding options with full recourse promissory notes secured by the common stock underlying the options. The notes bear interest at 5.74% to 6.45% per year, and interest payments on the notes are due and payable annually on the anniversary date of the note. Unpaid principal and interest on the notes are due and payable immediately upon termination of the employee's employment with Chordiant, or two years after the date of the promissory note, whichever is earlier. As of December 31, 2000, the original and outstanding aggregate principal amounts of the promissory notes executed by each executive officer in favor of Chordiant are listed below.

                                                                     Aggregate
                                                                    Original and
                                                                    Outstanding
       Executive Officer                                            Note Amount
       -----------------                                            ------------
       Samuel T. Spadafora.........................................   $440,800
       Donald J. Morrison..........................................   $ 68,906
       Steven Springsteel..........................................   $134,555

   All future transactions, including loans, between Chordiant and Chordiant's officers, directors and principal stockholders must be approved by a majority of the board of directors, including a majority of the independent and disinterested directors.

   Chordiant does not have any formal policy concerning the direct or indirect pecuniary interest of any of its officers, directors, security holders or affiliates in any investment to be acquired or disposed of by Chordiant or in any transaction to which Chordiant is a party or has an interest. Chordiant will not enter into any such transactions unless approved by a majority of the entire board of directors, not including any interested director.

          SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS OF CHORDIANT

   The following table provides information about the beneficial ownership of Chordiant's common stock as of February 15, 2001 by:

  . each of the individuals listed in the "Summary Compensation Table for Chordiant Executive Officers";

  . each of Chordiant's directors;

  . each person, or group of persons, who is known by Chordiant to own beneficially 5% or more of Chordiant's common stock; and

  . all current directors and executive officers as a group.

   Beneficial ownership is calculated based upon the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of February 15, 2001 are considered outstanding. These shares, however, are not considered outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table or as a result of applicable community property laws, each stockholder named in the table has sole voting and investment power to the shares shown as beneficially owned by them.

   Applicable percentage ownership in the following table is based on 38,096,739 shares of common stock outstanding as of February 15, 2001. Unless otherwise indicated, the address of each of the individuals named below is: c/o Chordiant Software, Inc., 20400 Stevens Creek Blvd, Suite 400, Cupertino, California 95014.

                                                        Beneficial Ownership
                                                       ----------------------
   Name of Beneficial Owner                              Shares   Percent (%)
   ------------------------                            ---------- -----------
   Directors, Executive Officers:

   Samuel T. Spadafora(1).............................  1,661,538     4.4

   Stephen Kelly(2)...................................  1,251,388     3.3

   Donald J. Morrison(3)..............................    682,859     1.8

   Joseph F. Tumminaro(4).............................  4,498,122    11.8

   Cary G. Morgan(5)..................................    121,634     0.3

   Steven Springsteel(6)..............................    279,421     0.7

   Oliver D. Curme(7).................................  2,526,263     6.6

   Kathryn C. Gould(8)................................  3,140,813     8.2

   Mitchell Kertzman(9)...............................    113,825     0.3

   Robert S. McKinney(10).............................     25,000     0.1

   William Raduchel(11)...............................    112,500     0.3

   David R. Springett(12).............................     25,000     0.1

   Carol L. Realini(4)................................  4,498,122    11.8

   All directors and officers as a group (13
    persons)(13)...................................... 14,413,363    37.8

   Five Percent Stockholders:

   First Plaza Group Trust(14)........................  3,947,360    10.4
    The Chase Manhattan Bank, Trustee
    4 Chase Metrotech Center
    18th Floor
    Brooklyn, NY 11245

                                                          Beneficial Ownership
                                                          ---------------------
   Name of Beneficial Owner                                Shares   Percent (%)
   ------------------------                               --------- -----------
   Entities associated with Foundation Capital,
    L.P.(15)............................................  3,115,813     8.2
    70 Willow Road
    Suite 200
    Menlo Park, CA 94025

   Battery Ventures III, L.P. ..........................  2,501,263     6.6
    20 William Street
    Suite 200
    Wellesley, MA 02481

   Electronic Data Systems Corporation..................  2,421,875     6.4
    5400 Legacy Drive
    Plano, TX 75024

   Norwest Venture Partners VI, LP(16)..................  2,321,472     6.1
    245 Lytton Avenue
    Suite 250
    Palo Alto, CA 94301

   Entities associated with Charter Growth Capital(17)..  2,000,000     5.2
    525 University Avenue
    Suite 1500
    Palo Alto, CA 94301

--------
 (1) Consists of:
   . shares held by Mr. Spadafora's children;
   . 1,388 shares acquired under Chordiant's Employee Stock Purchase Plan; . 10,000 shares held by a family trust; and . 936,400 shares issuable upon exercise of options within 60 days of
     February 15, 2001.

 (2) Consists of:
   . 1,388 shares acquired under Chordiant's Employee Stock Purchase Plan;
     and
   . 1,111,459 shares issuable upon exercise of options within 60 days of February 15, 2001.

 (3) Consists of:
   . shares held by trusts for the benefit of Mr. Morrison's children; and . 438,172 shares issuable upon exercise of options within 60 days of
     February 15, 2001.

 (4) The common stock held by Mr. Tumminaro and Ms. Realini consists of:
   . 4,424,696 shares held by a family trust and trusts for the benefit of
     Mr. Tumminaro and Ms. Realini children; and
   . 73,426 shares issuable upon exercise of options within 60 days of February 15, 2001.

 (5) Includes 111,285 shares issuable upon exercise of options within 60 days of February 15, 2001.

 (6) Consists of:
   . shares held by Mr. Springsteel's children;
   . 234,700 shares held directly by Mr. Springsteel; and . 8,333 shares issuable upon exercise of options within 60 days of
     February 15, 2001.

 (7) Includes 25,000 shares issuable upon exercise of options within 60 days of February 15, 2001. Mr. Curme is a general partner of Battery Ventures III, L.P, which is the sole general partner of Battery Ventures III LP. Mr. Curme disclaims beneficial ownership of the shares held by these entities except to the extent of his proportionate partnership interest in these entities.

 (8) Includes 25,000 shares issuable upon exercise of options within 60 days of February 15, 2001. Ms. Gould is a managing member of Foundation Capital Management, LLC, which is the general partner and managing member of Foundation Capital, LP and Foundation Capital Entrepreneurs Fund LLC. She disclaims beneficial ownership of the shares held by the entities associated with Foundation Capital, except to the extent of her financial interest in these entities.

 (9) Includes 113,825 shares issuable upon exercise of options within 60 days of February 15, 2001.

(10) Includes 25,000 shares issuable upon exercise of options within 60 days of February 15, 2001.

(11) Includes 112,500 shares issuable upon exercise of options within 60 days of February 15, 2001.

(12) Includes 25,000 shares issuable upon exercise of options within 60 days of February 15, 2001.

(13) Includes shares described in the notes above, as applicable.

(14) The Chase Manhattan Bank acts as the trustee for First Plaza Group Trust. These shares may be considered to be owned beneficially by General Motors Investment Management, a wholly-owned subsidiary of General Motors. General Motors Investment Management is serving as the trust's investment manager for these shares and in that capacity it has the sole power to direct the trustee about the voting and disposition of these shares. Because of the trustee's limited role, beneficial ownership of the shares by the trustee is disclaimed.

(15) Consists of:
   . 265,987 shares held by Foundation Capital Entrepreneurs LLC; and . 2,849,826 shares held by Foundation Capital LP.

   Foundation Capital Management, LLC is the managing member of Foundation Capital Entrepreneurs Fund, LLC and is the general partner of Foundation Capital, LP. Ms. Gould is a director of Chordiant and disclaims beneficial ownership of the shares held by these Foundation Capital entities, except to the extent of her financial interest as a member of Foundation Capital Management, LLC.

(16) The sole general partner of Norwest Venture Partners VI, LP is Itasca VC Partners VI, LLP, whose managing partner is George Still and whose managing administrative partner is John Whaley. All voting and investment power of these shares is held solely by Norwest Venture Partners VI, LP acting by and through Itasca VC Partners VI and its managing partner and managing administration partner.

(17) Consists of:
   . 560,000 shares held by Charter Growth Capital, L.P.;
   . 35,000 shares held by CGC Investors, L.P.; and
   . 1,405,000 shares held by Charter Growth Capital Co-Investment Fund, L.P.

                     INFORMATION RELATING TO PRIME RESPONSE

                           PRIME RESPONSE'S BUSINESS

   Prime Response is a provider of integrated relationship marketing software solutions that enable businesses with large customer bases to create, execute and refine highly targeted Internet, wireless and traditional marketing campaigns that build more loyal and profitable customer relationships. Prime Response's software solutions leverage Prime Response's 13 years of experience in the design, implementation and management of marketing campaigns to create optimized and tailored business to customer interactions that draw on all of the business data held by its clients regarding their customers, including information generated by its clients' sales, marketing, service and accounting organizations. Prime Response's products are designed to help its clients to more effectively market and sell to their customers by delivering more personalized marketing messages over the customers' preferred marketing channel, whether it is the Internet, wireless or traditional.

Industry Background

   In today's competitive environment, businesses face intense pressure to improve their overall profitability. In recent years, businesses have addressed cost reduction and expense containment by adopting enterprise resource planning and other back-office software applications. Businesses realize that they must now also focus on ways to increase revenues in a cost effective manner. Today, businesses with large customer bases invest significant resources to attract, retain and sell directly to customers through telephone, direct mail and personal selling efforts and increasingly via the Internet, or indirectly through the use of media such as print, radio and television. Implementing and managing these marketing campaigns--called marketing automation--is both a critical and challenging task because of the proliferation of customer purchasing options and increased customer sophistication coupled with the high costs associated with conducting marketing campaigns.

 Traditional Marketing Management Tools

   To improve the cost-effectiveness of marketing campaigns, businesses are focusing on ways to exploit information gathered from their multiple marketing activities. As part of marketing automation, businesses are seeking to:

  . automate the planning and implementation of their marketing campaigns;

  . tailor interaction with their customers based on prior interactions between customers and businesses;

  . identify profitable customer opportunities;

  . optimize the execution of marketing campaigns to maximize returns;

  . measure the effectiveness of current marketing initiatives in order to plan more effective future campaigns; and

  . determine future marketing opportunities through consolidation and analysis of customer data.

   Historically, these solutions have included:

  . Automated Customer Lists. For many years, businesses have used proprietary software, often developed by third-party service bureaus, to access customer information maintained in large external databases.

  . Database Mining Software. Database mining software permits businesses to analyze data generated within their entire organization to provide a more complete view of customer relationships.

   These traditional solutions do not:

  . fully manage the planning and implementation of marketing campaigns;

  . allow for easy access to customer data; or

  . support focused one-on-one marketing efforts and are difficult to integrate across various departments within an organization.

   Because of these inherent limitations, traditional marketing management solutions generally do not enable businesses to achieve their overall goals for cost-effective marketing and efficient use of available customer data and generally do not address growing Internet marketing needs.

Emergence of Relationship Marketing

   The widespread adoption of the Internet by consumers and businesses is fundamentally changing the way businesses interact with their customers and is dramatically increasing the pressure on businesses to adopt new marketing management solutions. The number of users who buy and sell goods over the Internet is expected to increase exponentially. The growth of the Internet and e-commerce is stimulating businesses to implement new forms of Internet advertising, such as banner advertising, targeted e-mail and personalized Web pages.

   On the Internet, one-to-one, real-time marketing can occur each time a customer interacts with a business' Website. A business can observe, record and analyze customer behavior, such as when and how often they visit a business' Website and what content they view. This information allows businesses to generate a profile of a customer's preferences and offer a selection of products and services tailored to each specific customer. New opportunities exist for real-time, customized sales and marketing initiatives ranging from targeted e-mail to banner ads to personalized coupons. In addition to exploiting new opportunities, businesses must develop effective Internet marketing strategies to protect their customer base and retain customers who might otherwise decide to change vendors with the click of a button.

   Although many businesses have invested in Internet infrastructure software to support their e-commerce initiatives, much of this effort has been limited to the development of their Websites and other related back-office functions, such as transaction processing and security. Many of these businesses are only now beginning to focus on automating their Internet marketing strategies so that they can better exploit the Internet as a marketing medium in a more cost-effective fashion. Internet marketing products to date have generally been point solutions, designed to address only one specific aspect of customer interaction, or touch-point, such as:

  . management of inbound e-mail, so that customer inquiries and complaints are efficiently and promptly handled; or

  . management of outbound e-mail, permitting businesses to generate business through direct e-mail campaigns over the Internet; or

  . customized Website content, with information tailored to specific dynamic customer profiles; or

  . management of Internet advertising, designed to generate and manage the use of banner ads and other Internet advertising.

   These marketing products typically address only Internet marketing channels and often neither integrate with a business' existing traditional marketing channels, nor leverage cost-effectively a business's existing customer databases generated from non-Internet based marketing activities.

   To more effectively market and sell to their customers, businesses increasingly realize the need to exploit both Internet and wireless opportunities and traditional marketing initiatives. Prime Response believes that traditional businesses are increasingly utilizing the Internet as a sales and marketing channel and Internet retailers are increasingly utilizing more traditional media to reach and communicate with their customers. Businesses need solutions that integrate Internet and traditional marketing campaigns, through both direct and indirect marketing channels, to draw on all of a business' data regarding its customers including information generated by the business' sales, marketing, service and accounting organizations. By drawing on this data businesses can learn more about their customers, allowing them to develop effective marketing campaigns and build stronger customer relationships. Today, businesses are hampered by the fact that solutions designed exclusively for the Internet generally do not integrate with traditional marketing solutions, and traditional marketing solutions generally do not integrate with Internet marketing solutions. An integrated solution would allow businesses to gather accurate and comprehensive information about their customers and use that information throughout the organization to develop and implement effective direct and indirect marketing campaigns.

The Prime Response Solution

   The Prime Response solution acts as a hub for a business' marketing organization allowing it to capitalize on three important trends in the marketplace:

  . the expansion of customer data and tools to mine and understand that data;

  . the continual evolution of lower cost customer touchpoints (such as the Internet and e-mail); and

  . the decline in marginal return for marketing dollars spent.

   By providing businesses with a solution that allows them to interact with their customers over virtually any marketing channel at any time, businesses can take better advantage of their data and analyze the breadth of their marketing channels leading to better returns on their marketing expenditures.

   Prime Response's solutions are designed to provide its clients with critical business advantages by effectively managing the customer lifecycle from acquisition, through to retention and development, including the ability to:

   Lower the cost of acquiring and retaining customers. Prime Response's software can deliver process efficiencies, refined prospect and customer selection and marketing channel optimization, which contributes to reduced customer acquisition and retention costs.

   Target marketing efforts on the most profitable customers. Prime Response's software enables Prime Response's clients to identify and cost-effectively focus and build on their relationships with their most profitable customers by:

  . quickly understanding and identifying who their most profitable customers are;

  . enabling the marketing professional to create and fine-tune the appropriate marketing offer; and

  . communicating the marketing offer over the most effective marketing channel.

   Optimize the use of marketing channels based on customer preferences. Because Prime Response's software solution has been developed to design, plan, execute and track marketing campaigns over the Internet and traditional marketing channels, it permits clients to tailor and deliver marketing messages over a customer's preferred marketing channel.

   Increase customer retention and loyalty. By maintaining a history of all inbound and outbound customer interactions and by giving the marketing professional access to all customer data, Prime Response's software helps its clients build loyal and sustainable customer relationships.

   Maximize lifetime value of customers through cross-selling. Prime Response's software enables its clients to get the most value out of their customers through enhanced cross-selling efforts designed to maximize the potential revenue Prime Response's clients can receive from a customer over the duration of the customer's relationship with a client.

   The Prime Response solution is supplemented by comprehensive service and professional support, which allows its clients to maximize the benefits achieved with the use of Prime Response's software on a turnkey basis.

Strategy

   Prime Response's strategy is to become the leading supplier of integrated relationship marketing solutions. Key elements of Prime Response's strategy include:

   Leverage expertise to offer leading integrated relationship marketing solutions. Prime Response has built on its 13 years of experience in the design, implementation and management of marketing campaigns to create what Prime Response believes is the leading marketing solution specifically designed to operate as a Web-enabled multi-channel solution addressing both Internet and traditional campaigns. Prime Response intends to continue to apply its expertise to focus on those potential clients and industries that require a relationship marketing solution that offers complete marketing functionality rather than a combination of disparate point solutions. Prime Response believes that its products' open architecture will allow them to be integrated with emerging interactive technologies, providing Prime Response with a continued competitive advantage as the market evolves.

   Expand focus in North America. Prime Response believes that the North American market for integrated relationship marketing solutions is larger and growing more rapidly than the European market and, accordingly, plans to increase its focus on North America. Prime Response started as a European business and in 1998 began offering its products in North America, and, since January 1999, Prime Response has continued to aggressively expand its North American presence. Prime Response relocated its corporate headquarters to Cambridge, Massachusetts in July 1999.

   Penetrate identified vertical markets. Prime Response intends to continue to focus its marketing and direct sales activities in its key existing vertical markets: financial services, communications and media, and consumer goods. Prime Response believes these markets provide the greatest opportunity for rapid market penetration because of their critical need for flexible marketing management solutions designed to manage large, consumer-oriented marketing campaigns; their growing use of e-commerce; and the competitive challenges they face from e-commerce. In order to further expand its presence in these vertical markets, Prime Response has structured its sales and services organizations to provide dedicated and focused support to each industry that Prime Response targets. Prime Response also intends to leverage its current success in its targeted industries to gain market share in other industries with similar characteristics.

   Build key strategic alliances. Prime Response has established strategic relationships with key industry participants in order to broaden its market presence, reach new geographic and vertical markets, and increase its sales penetration by leveraging each of its partner's expertise in specific markets, industry reputation and sales and marketing resources. Today, Prime Response has active marketing relationships with a variety of organizations including consultants, systems integrators and service providers such as Accenture (formerly Andersen Consulting), and platform providers such as Hewlett-Packard Company and Sun Microsystems. Prime Response intends to establish additional strategic alliances and to continue to enhance its relationships with existing strategic partners in order to further broaden its market penetration.

   Expand and enhance professional services and customer support. Prime Response intends to continue to make an investment in its consulting staff and to build the expertise of the consulting organization along industry lines to facilitate the rapid adoption by clients of its solutions. Prime Response also believes that a high level of service and support is of critical importance to its clients, who require a highly reliable, turnkey solution. Prime Response intends to sustain its commitment to service and support through continued investment in those activities and by leveraging its strategic alliances to add greater depth to those services.

Products

   Prime Response began in 1987 as a marketing database service bureau. In 1995, Prime Response introduced its first data analysis and campaign management solution, which was one of the first client/server based, enterprise-wide, multi-channel marketing management software solutions configured to permit the

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

analysis of large amounts of customer data and the automation of marketing strategies. In 1998, Prime Response introduced a Windows-based, three-tier, client/server product that works on a client's own database and runs on Windows 95 and Windows NT. Today, Prime Response's marketing management solutions are used by more than 80 clients to manage millions of customer relationships.

   Prime Response's relationship marketing product suite is built around Prime@Vantage, a Web-based system that incorporates an advanced user interface and new software architecture to facilitate integration and product enhancements, and Prime@Vantage com, which provides additional functionality, including the ability to generate immediate personalized marketing initiatives over the Internet in response to information generated across an organization.

   Prime Response's solution features software architecture which makes it:

  . highly flexible, so that it can be used to implement marketing plans, regardless of the complexity of the channel or medium, and so that clients can respond to rapid developments in market conditions and technology;

  . scalable, so it can continue to support major company-wide marketing campaigns effectively to target customers and potential customers, and so that it can handle rapid increases in data volume as media such as the Internet are implemented and exploited;

  . comprehensive, to include all functions required by the end-users to effectively manage and automate major marketing campaigns; and

  . intuitive, so that it can be used in real-time, by personnel in various departments involved in marketing campaigns, without significant additional training or technical support.

Prime Vantage

   Strategy Manager. Strategy Manager allows all departments of an organization to participate in the organization's marketing campaigns. Prime Response's clients' marketing personnel can plan, execute, track and analyze marketing strategies, while marketing departments can evaluate and budget campaigns prior to implementation and measure the resulting return on investment. Strategy Manager also permits the generation and reporting of campaign results for real-time distribution throughout a business, allowing timely response to marketing data.

   Campaign Manager. Campaign Manager provides Prime Response's clients with the functionality for operational planning and campaign execution. This function allows for comprehensive automated scheduling, rescheduling, execution and monitoring of all tasks associated with marketing campaigns. Prime Response's clients can define campaign targets and parameters, campaign components such as Internet or e-mail, more efficiently than with traditional software solutions, using a variety of embedded tools and prompts.

 Migration of Prime Vantage to Prime@Vantage

   In November 2000, Prime Response notified all of its clients operating the Prime Vantage product on an Oracle platform of its intent to cease support and maintenance of this product as of March 31, 2001. Prime Response will offer each affected client the opportunity to migrate to the Prime@Vantage architecture, for an additional cost.

Prime@Vantage and Prime@Vantage.com

   Building on Prime Response's knowledge and expertise in the customer relationship management industry, Prime Response introduced Prime@Vantage, which features a complete revision of product architecture to facilitate system flexibility, integration with Prime Response's clients' databases and integration of new features as required, without the investment or cost associated with significant code revisions. Its updated graphical user interface uses icons and cues typically used in Web browsers, facilitating its use in an Internet environment.

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

Prime@Vantage and Prime@Vantage.com are founded on a comprehensive published data model that allows for Windows or browser-based applications and a foundation for continued functional enhancements. Prime@Vantage.com is offered as an add-on to Prime Response's Prime@Vantage product. Prime@Vantage offers the functions and features described above as well as additional functionality as described below:

   Segmentation Manager. The Segmentation Manager allows the definition and execution of a "decision tree," incorporating conditional, dependent and exclusivity processing.

   Wizards and Assistants. The Prime@Vantage solution incorporates a variety of intelligent wizards and agents that help to guide a user through the various system functions, such as building a marketing management campaign or defining a segmentation strategy. Incorporation of these user aids enables non-technical personnel to utilize effectively the Prime@Vantage solution.

   Prime Response has also introduced an add-on to its Prime@Vantage product offering, Prime@Vantage.com, which will offer Web-based functions to support and integrate Internet and traditional marketing efforts fully across an organization. Prime@Vantage.com allows Prime Response's clients to take advantage of the Internet's ability to provide immediate, individualized responses to customer inquiries. Prime@Vantage.com offers Prime Response's clients a dynamic link to campaign strategies from the client's home page without requiring continual assistance from IT resources, enabling interactive, real-time control of Web marketing strategies. Prime@Vantage.com enables Prime Response's clients to personalize Web-based marketing in real time based on their customers profiles and allows its clients to link their operational systems and data warehouses to e-mail, Website, or traditional marketing channels. Prime@Vantage.com is designed to be a Web-based, multi-channel marketing solution that integrates Internet and other evolving marketing channels--such as e-mail, the Web, automatic teller machines and mobile communication systems--with traditional marketing channels such as direct mail, call centers, point of sale, direct sales systems and mass market advertising.

   Web Personalization Engine. The Web Personalization Engine allows Prime Response's clients instantaneously to personalize the Websites that their customers view, based on the customer's Web activity and centralized business and communication strategies. This allows Prime Response's clients to combine both Internet data and feedback from traditional marketing channels. As a result, marketing efficiency can be improved through real-time response analysis.

   E-mail Personalization Engine. With the E-mail Personalization Engine, relevant, timely and personalized e-mails can be constructed and delivered to target audiences. Outbound e-mails are distributed and response mailboxes can be set up for automatic routing of inbound e-mail to the most relevant parts of an organization. E-mails can include universal resource locators, also known as URL's, that take the recipient back to a personalized Web page.

Prime@Vantage Wireless

   Prime Response's Prime@Vantage Wireless enables clients to deliver relevant, timely offers to customers on their wireless devices through short messaging service technology while they are actively engaged at or near the point of purchase and most likely to buy. Prime@Vantage Wireless is integrated into the Prime@Vantage product suite.

Prime@Vantage Optimizer

   Prime Response's Prime@Vantage Optimizer is an enterprise-level marketing decision support system which through outbound communications enables clients to:

  . synchronize and evaluate multiple marketing campaigns across all marketing channels;

  . identify profitable customers; and

  . predict optimal results before committing valuable marketing resources.

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

Professional Services

   In addition to Prime Response's product offerings, Prime Response also provides a variety of professional services to its clients which enable them to rapidly become self-sufficient and to ensure rapid implementation and timely return on their investment. Prime Response's principal offerings include:

   Consulting Services. Prime Response offers comprehensive consulting services to facilitate implementation of Prime Response's products and to provide its clients with a complete marketing management solution. These consulting services cover:

  . Assessment Consulting. Prime Response offers its clients a full range of assessment services, which are designed to improve the clients' understanding of Prime Response's product and service offerings. Clients can choose their preferred combination of products and services based on their particular needs.

  . Implementation Consulting. Prime Response provides implementation services which include user, technical and systems administration training along with business consulting services linked to a client-selected pilot campaign. The objective of the implementation plan is to allow Prime Response's clients to quickly and effectively deploy Prime Response's products as well as to establish a customer-specific, repeatable process for end-to-end management of their marketing campaigns.

  . Business Consulting. Prime Response offers its clients a full-range of strategic business consulting services designed to assist its clients in optimizing their marketing management initiatives and the use of Prime Response's solutions. These services include development of Prime Response's clients' Internet marketing strategies, customer segmentation models, event-driven campaign design, and effective market testing and measurement techniques.

  . Relationship Marketing Consulting. Prime Response provides a set of service offerings to support its clients in effective management of Web-based marketing automation through the lifecycle of analysis, planning, execution and tracking of marketing campaigns across multiple on and off-line customer touch points, including the Web and e-mail. The focus of these offerings is to emphasize the importance of the Internet as a new medium for building customer loyalty and the integration of this medium with traditional marketing channels to enhance overall marketing results.

   Support and Maintenance Services. Prime Response offers Internet and off-line support and maintenance services to its clients which provide them with hotline technical support, remote dial-in services for problem identification and access to maintenance releases.

   Applications Hosting Services. Either directly through Prime Response's service bureau or through business partners, Prime Response provides outsourcing services to its clients who choose not to host their own applications. These services also extend to customer management solutions including analytics, data management and mining, and consulting. Prime Response also continues to serve as a marketing database service bureau for any of its clients who feel it cost-effective to outsource those activities.

Sales and Marketing

   Prime Response markets its products and services through a combination of Prime Response's direct sales force and strategic alliance partners. Prime Response relies on a direct sales model because its products address critical client needs that require close relationships with its clients. Prime Response's direct sales force is organized according to the primary vertical markets it targets, including communications and media, financial services and consumer goods. As of December 31, 2000, Prime Response's direct sales force included 12 sales representatives based primarily out of Prime Response's United States offices in Cambridge, Massachusetts; Schaumburg, Illinois; Lakewood, Colorado; and San Francisco, California. Prime Response also had, as of December 31, 2000, 22 sales representatives based out of its international offices in England; Germany; France;

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

Singapore and Australia. However, during January 2001, Prime Response has undertaken plans to streamline and restructure its operations in an effort to improve operating margins and reduce overall expenses. This restructuring included limited reductions in employee headcount through layoffs and attrition, and is expected to include the closing of several regional offices, including Prime Response's San Francisco and Minneapolis offices.

   Prime Response supplements its direct sales force through alliances with industry leaders, including consultants, systems integrators and service providers. Prime Response also markets its products and services through relationships with hardware and software platform providers and with complementary software providers.

   Prime Response builds market awareness through a variety of programs, including public relations and leadership activities such as media relations, analyst relations and speaking engagements. Prime Response attracts potential clients through lead generation activities that include telemarketing, direct mail programs, trade shows, seminars and conferences, Webinars and Website marketing. Prime Response also produces materials to help support sales to prospective clients such as brochures, product sheets, white papers, presentations and product demonstrations.

Strategic Alliance Partners

   Prime Response also markets its products and services through strategic alliances that enable it to leverage its partners' resources, expertise and customer base. Prime Response currently has strategic alliances with:

  . distributors and service providers that provide platforms on which Prime
    Response's products run;

  . technology and solution providers, including both generic and vertical industry software solutions in the areas of sales and contact management, call center support, data mining and analysis, decision support and other solutions that are related to, but not a part of Prime@Vantage's integrated relationship marketing solution; and

  . consultants that implement and integrate Prime Response's software for clients developing new comprehensive marketing solutions.

   Some of Prime Response's strategic partners include:

   Distributors and Service       Technology and Solution
   Providers                      Providers                    Consultants
   ------------------------       -----------------------      -----------
   MRM Worldwide                  Oracle Corporation           Accenture (formerly
   Fair, Isaac and Company, Inc.  Hewlett-Packard Company       Andersen Consulting)
   USKO Limited                   Sun Microsystems, Inc.       Mphasis Corp.
   LINK INESC Consultadoria       NCR Corporation              Mummert & Partner
    e Servicios, S.A.             Quadstone, Inc.              Unternchmensberatund AG
   Oculos                         SPSS, Inc.                   Logica plc
   Ultima Inc.                    MarketSwitch Corporation     Quaero LLC
                                  Metapath Software            Tata Consulting Services
                                   International               eBusiness Advantage, Inc.
                                  MicroStrategy, Inc.          Cap Gemini Ernst & Young
                                  Viador Inc.                  IXL Enterprises, Inc.
                                  DataMentors, Inc.
                                  MarketSoft Corporation, Inc.

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

Clients

   Prime Response targets clients in those vertical markets that it believes have the most urgent requirements for advanced, integrated customer relationship management solutions, including financial services, communications and media, and consumer goods. Within those vertical markets, Prime Response targets businesses that have multi-channel requirements and large customer bases.

   Today, more than 80 clients use Prime Response products to manage millions of customer relationships. Some of the clients who have purchased licenses and/or professional services from Prime Response include:

   Financial Services               Communications & Media       Consumer Goods         Other
   ------------------               ----------------------       --------------         -----
   Advance Bank AG                  Advanced Information         1-800-flowers.com,     British Airways plc
   Alliance & Leicester plc          Services plc                 Inc.                  RAC Motoring
   Bank of Western Australia, Ltd.  British Telecommunications   CVS Corporation         Services Limited
   Deutsche Bank AG                  plc                         Edgars Retail Trading  Scottish Power plc
   CSFBdirect, Inc. (formerly       Cox Communications, Inc.      (Pty) Ltd.
    DLJdirect, Inc.)                MediaOne Group, Inc.         John Lewis Partnership
   E*Trade Group, Inc.              Omnitel Pronto Italia S.P.A. Priceline.com, Inc.
   National Westminster Bank plc    One 2 One Personal
   Quick & Reilly, Inc.              Communications Limited
   The Standard Life Assurance      Tele Danmark A/S
    Company                         Telenor Mobil AS
   The Royal Bank of Scotland plc   Telstra Corporation Ltd.
   Gruppo Bancario Unicredito       Verizon Wireless Services,
    Italiano                         LLC
   Wachovia Operational
    Services Corp.

Competition

   The market for Prime Response's products and services is intensely competitive and rapidly evolving. Prime Response's primary competitors include:

  . vendors of Internet-enabled marketing software, including E.piphany, Annuncio and Market First;

  . vendors of inbound e-mail management systems, including eGain and Kana;

  . vendors of outbound e-mail management systems, including Click Action, Exactis and Match Logic;

  . traditional marketing, automation software companies such as Xchange
    Applications, Unica and Recognition Systems;

  . traditional marketing database vendors and service bureaus that provide a combination of service bureau capabilities and proprietary software such as Axciom, Epsilon, Experian and Harte-Hanks;

  . enterprise software vendors that to offer campaign management applications such as Oracle and Siebel; and

  . in-house development efforts by prospective customers to design their own systems.

   The principal competitive factors affecting the market are:

  . depth and breadth of functionality offered;

  . variety of marketing channels served;

  . scalability and flexibility of use;

  . speed and ease of implementation and use;

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

  . price; and

  . customer service and support.

   Prime Response believes that it has competitive advantages that differentiate Prime Response's products and services from those of its competitors. Prime Response believes that its highly functional product offerings that serve multiple marketing channels provide Prime Response an advantage over its competitors. Prime Response also believes that the features of Prime Response's Prime@Vantage, Prime@Vantage.com, Prime@Vantage Wireless and Prime@Vantage Optimizer offerings will be an important competitive advantage, permitting clients to integrate personalized Internet content and e-mail with traditional marketing channels.

   Despite these advantages, many of Prime Response's competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than Prime Response does. As a result, they may be able to undertake more extensive promotional activities, offer more attractive pricing terms, and bundle their products in a manner that would put Prime Response at a competitive disadvantage.

Proprietary Rights and Licensing

   Prime Response regards its copyrights, service marks, trademarks, trade dress, trade secrets, proprietary technology and similar intellectual property as critical to its success, and Prime Response relies on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees, clients, independent contractors, partners and others to protect its proprietary rights. Despite Prime Response's precautions, it may be possible for third parties to obtain and use its intellectual property without its authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. The laws of some foreign countries do not protect intellectual property to the same extent as do the laws of the United States.

   Prime Response pursues the registration of Prime Response's trademarks in the United States and in the United Kingdom. Prime Response may not be able to secure adequate protection of its trademarks in the United States, the United Kingdom and other countries. Prime Response has registered trademarks for Prime Response and Vantage in the United Kingdom and in the United States. Prime Response currently has applied for trademark registrations in the United States for "Prime Response," "Prime Vantage," "Prime Vantage DCV," "Prime-Response.com," "Prime-Vantage.com," and "Relationship Marketing Just Got Better," among others. There is no guarantee that Prime Response will be able to maintain its current or obtain additional trademark registrations in the United States or the United Kingdom or both, for one or more of these trademarks, in which case Prime Response would be unable to fully enforce its statutory trademark rights against third parties for these trademarks, and/or Prime Response may decide to replace these trademarks with new trademarks. This could have a material adverse effect on Prime Response's business, financial condition, and results of operations.

   There can be no assurance that the steps that Prime Response has taken to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate its copyrights, trademarks, trade secrets, trade dress and similar proprietary rights. Effective trademark protection may not be available in every country in which Prime Response conducts business, and policing unauthorized use of its marks is difficult and expensive. In addition, Prime Response cannot be fully assured that other parties will not independently develop substantially equivalent intellectual property.

   Prime Response has been subject to claims and expects to be subject to legal proceedings and claims from time to time in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. Prime Response cannot assure that any present or future legal proceedings will not adversely affect its business.

   Prime Response may be required to obtain licenses from others to refine, develop, market and deliver new products and services. Prime Response cannot assure you that it will be able to obtain any license on

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

commercially reasonable terms or at all or that rights granted to Prime Response pursuant to any license will be valid and enforceable.

Regulatory Environment

   A range of existing laws and regulations apply to transactions and other activities on the Internet. However, the precise applicability of these laws and regulations to the Internet is sometimes uncertain. Many were adopted prior to the advent of the Internet and, as a result, do not contemplate or address the unique issues of the Internet or electronic commerce. Nevertheless, numerous federal and state government agencies have already been successful in promoting consumer protection and enforcing other regulatory and disclosure statutes on the Internet. Additionally, due to the increasing use of the Internet as a medium for commerce and communication, it is likely that new laws and regulations may be enacted with respect to the Internet and electronic commerce covering issues such as user privacy, freedom of expression, advertising, pricing, content and quality of products and services, taxation, intellectual property rights and information security.

   Congress has enacted a number of specific laws and regulations concerning the use of the Internet. As directed by Congress in the Children's Online Privacy Protection Act, also known as COPPA, the Federal Trade Commission recently adopted regulations, effective April 21, 2000, prohibiting unfair and deceptive acts and practices in connection with the collection and use of personal information from children under 13 years old on the Internet. COPPA prohibits harmful commercial communications over the Web that are available to any person under 17 years old. This act, however, was declared unconstitutional by a federal district court on February 1, 1999, and that decision is currently on appeal before a federal circuit court. If the district court's decision is overturned and that ruling is upheld upon further appeal, providing information to minors over the Internet would be greatly limited. However, because Prime Response's Website is not directed at children and Prime Response does not anticipate its widespread use by children, COPPA and the FTC's regulations, as well as provisions under COPPA, should they be enforceable, should not have a significant effect upon its business. Nevertheless, the FTC has strongly advocated that even general audience Websites establish privacy policies that include procedures to disclose and notify users of privacy and security policies, obtain consent from users for collection and use of information, and provide users with the ability to access, correct and delete personal information stored by Prime Response. While Prime Response has adopted a privacy policy regarding use of personal user information and has posted this policy on its Website, its policies may not conform with regulations adopted or policies advocated by the FTC or any other federal, state or foreign governmental entity.

   The European Union recently enacted its own privacy regulations. The European Union Directive on the Protection of Personal Data, which became effective in October 1998, fosters electronic commerce by establishing a stable framework to ensure both a high level of protection for private individuals and the free movement of personal data within the European Union. The European Union and the United States Department of Commerce are currently negotiating an agreement under which the privacy policies of American businesses may be deemed to be adequate under the European Union Directive. Until an agreement is reached, the European Union has voluntarily agreed to a moratorium on enforcement of the European Union Directive against United States businesses. The European legislation and its adoption through any agreement could adversely affect Prime Response's ability to expand its sales efforts to Europe by limiting how information about Prime Response can be sent over the Internet in the European Union, restricting its ability to collect information from European users.

   It is also possible that "cookies" may become subject to laws limiting or prohibiting their use. Certain currently available Internet browsers allow Prime Response's clients' customers to modify their browser settings to remove cookies at any time or prevent cookies from being stored on their hard drives. In addition, a number of Internet commentators, advocates and governmental bodies in the United States and other countries have urged the passage of laws limiting or abolishing the use of cookies. Limitations on or elimination of the use of cookies could restrict the effectiveness of Prime Response's targeting of advertisements.

   Prime Response retains on its Website personal information about its clients that it obtains with their consent. Prime Response has a stringent privacy policy covering this information. As a matter of corporate

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

policy, Prime Response does not supply client lists to third parties. However, if third parties were able to penetrate Prime Response's network security and gain access to or otherwise misappropriate Prime Response's users' personal information, Prime Response could be subject to liability and its reputation would be harmed. Liability could include claims for misuses of personal information, such as for unauthorized marketing purposes or unauthorized use of credit cards. These claims could result in litigation, Prime Response's involvement in which, regardless of the outcome, could require Prime Response to expend significant financial resources.

   Legislative proposals have been made by the federal government that would afford broader protection to owners of databases of information, such as stock quotes and sports scores. Such protection already exists in the European Union. If enacted, this legislation could result in an increase in the price of services that provide data to Websites. In addition, such legislation could create potential liability for unauthorized use of such data.

Employees

   As of December 31, 2000, Prime Response had a total of 217 full-time employees in the United States and abroad, including 49 primarily engaged in research and development, 86 in sales and marketing, 54 in client services and support and 28 in finance and administration. Prime Response has begun the process of streamlining its operations in an effort to realign costs associated with its business in order to improve operating margins and reduce overall expenses. This restructuring included limited reductions in employee headcount during January, 2001 and is expected to include the closing of sales offices in San Francisco, California and Minneapolis, Minnesota. None of Prime Response's employees is represented by a collective bargaining unit and, to date, Prime Response has not experienced a work stoppage.

Properties

   Prime Response's principal offices are located at 150 CambridgePark Dr. in Cambridge, Massachusetts, where Prime Response leases approximately 4,705 square feet. Prime Response's lease for this facility expires in June, 2005. Prime Response has also leased 15,000 square feet of space in Brighton, Massachusetts and Prime Response plans to either sublet or assign these premises. The lease on this property expires in 2010. Prime Response also maintains regional sales offices and research and development facilities in Schaumburg, Illinois; Lakewood, Colorado; San Francisco, California; Melbourne and Sydney Australia; Brentford, England; Frankfurt and Munich, Germany; Paris, France and Singapore. In addition, in connection with the restructuring of costs discussed above, Prime Response expects to close sales offices in San Francisco, California and Minneapolis, Minnesota.

Legal Proceedings

   Prime Response is not a party to any material legal proceedings. From time to time, Prime Response may become a party to legal proceedings incidental to the conduct of its business.

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

                              PRIME RESPONSE, INC.

                            SELECTED FINANCIAL DATA
                     (in thousands, except per share data)

   You should read the following selected financial data in conjunction with the consolidated financial statements and related notes of Prime Response and "Prime Response Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this joint proxy statement/prospectus. The consolidated statement of operations data for the years ended December 31, 1998, 1999 and 2000 and the balance sheet data as of December 31, 1999 and 2000 are derived from the audited consolidated financial statements included in this joint proxy statement/prospectus. The consolidated statement of operations data for the year ended December 31, 1996 and 1997, and the balance sheet data as of December 31, 1996, 1997 and 1998 are derived from audited consolidated financial statements not included in this joint proxy statement/prospectus. Prime Response's historical results are not necessarily indicative of results to be expected for future periods.

                                          Year Ended December 31,
                                 ----------------------------------------------
                                  1996     1997      1998      1999      2000
                                 -------  -------  --------  --------  --------
Consolidated Statement of
 Operations Data:
Revenues:
  Software licenses............  $   795  $ 2,933  $  8,495  $ 10,134  $ 15,750
  Services and support.........    1,410    2,495     4,214     6,519     9,906
  Applications hosting.........    4,764    4,754     3,827     3,869     3,207
                                 -------  -------  --------  --------  --------
   Total revenues..............    6,969   10,182    16,536    20,522    28,863
                                 -------  -------  --------  --------  --------
Cost of revenues:
  Software licenses............      144       83       152        --        79
  Services and support.........    1,927    3,052     6,477     4,522     8,046
  Applications hosting.........    1,777    1,923     2,477     2,776     3,314
  Non-cash cost of revenues....       --       --        --       113       116
                                 -------  -------  --------  --------  --------
   Total cost of revenues......    3,848    5,058     9,106     7,411    11,555
                                 -------  -------  --------  --------  --------
Gross profit...................    3,121    5,124     7,430    13,111    17,308
                                 -------  -------  --------  --------  --------
Operating expenses:
  Sales and marketing..........    1,195    2,788     9,459    13,285    26,301
  Non-cash sales and
   marketing...................       --       --        --       266     2,701
  Research and development.....    1,307    2,947     6,289    10,185    10,464
  Non-cash research and
   development.................       --       --        --        63       126
  General and administrative...    1,184    1,396     4,843     4,112     7,002
  Non-cash general and
   administrative..............       --       --        --     1,732       119
  Amortization of goodwill and
   other intangible assets.....       --       --     1,279     1,245        --
                                 -------  -------  --------  --------  --------
   Total operating expenses....    3,686    7,131    21,870    30,888    46,713
                                 -------  -------  --------  --------  --------
Loss from operations...........     (565)  (2,007)  (14,440)  (17,777)  (29,405)
Other expense (income):
  Interest income..............       (5)    (155)     (219)     (115)   (2,054)
  Interest expense.............       64      227       294       184       318
  Interest expense related to
   beneficial conversion
   feature.....................       --       --        --     2,500        --
  Loss on foreign exchange.....       --        7        88        58        (5)
                                 -------  -------  --------  --------  --------
Loss before income taxes.......     (624)  (2,086)  (14,603)  (20,404)  (27,664)
Provision for income taxes.....       26      159        --        15       (74)
                                 -------  -------  --------  --------  --------
   Net loss....................     (650)  (2,245)  (14,603)  (20,419)  (27,590)
                                 -------  -------  --------  --------  --------
Preferred stock dividends and
 recognition of beneficial
 conversion feature on
 preferred stock...............       --      607     2,015     5,034    41,234
Net loss attributable to common
 stockholders..................  $  (650) $(2,852) $(16,618) $(25,453) $(68,824)
                                 =======  =======  ========  ========  ========
Net loss per share--basic and
 diluted.......................  $(6,500) $ (2.43) $  (2.36) $  (3.44) $  (3.77)
                                 =======  =======  ========  ========  ========
Weighted average shares used in
 computing basic and diluted
 net loss per share............       --    1,173     7,035     7,405    18,237
                                 =======  =======  ========  ========  ========

                                                December 31,
                                  ---------------------------------------------
                                   1996     1997      1998      1999     2000
                                  ------  --------  --------  --------  -------
Consolidated Balance Sheet Data:
Cash and cash equivalents.......  $  458  $ 22,106  $    530  $  3,999  $27,139
Working capital (deficit).......    (751)   11,482        62    (1,280)  22,782
Total assets....................   3,026    26,722    10,152    25,515   51,082
Short-term and long-term debt
 and capital lease obligations..     563     1,296       973     2,600       78
Redeemable convertible preferred
 stock and redeemable common
 stock..........................      --    28,328    35,536    51,371       --
Stockholders' equity (deficit)..    (865)  (16,227)  (32,860)  (44,496)  31,841

 PRIME RESPONSE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with Prime Response's consolidated financial statements, the related notes and the other financial information appearing elsewhere in this joint proxy statement/prospectus. In addition to historical information, the following discussion and other parts of this joint proxy statement/prospectus contain forward-looking information that involves risks and uncertainties. Prime Response's actual results could differ materially from those anticipated by such forward-looking information due to competitive factors and other factors discussed under "Risk Factors" and elsewhere in this joint proxy statement/prospectus.

Recent Events

   On January 8, 2001, Prime Response signed a definitive agreement and plan of merger and reorganization with Chordiant Software, Inc. The combined company will be called Chordiant Software, Inc. Under the terms of the agreement, each outstanding share of Prime Response common stock will be converted into the right to receive 0.60 of a share of Chordiant common stock (with cash being issued in lieu of fractional shares). The acquisition is expected to be accounted for as a purchase under U.S. generally accepted accounting principles and is subject to the approval of both the stockholders of Chordiant and Prime Response and certain regulatory approvals.

   Prime Response has evaluated its cost structure and plans to streamline its operations in an effort to restructure costs associated with its business in order to improve operating margins and reduce overall expenses. This restructuring included limited reductions in employee headcount during January 2001 and is expected to include the closing of sales offices in San Francisco, California and Minneapolis, Minnesota. Prime Response will continue to evaluate its business and take limited actions designed to align its cost structure with anticipated future revenue levels.

Overview

   Prime Response is a provider of integrated relationship marketing software solutions that enable businesses with large customer bases to create, manage and execute highly targeted Internet, wireless and traditional marketing campaigns that build more loyal and profitable customer relationships. Prime Response has over 13 years of experience in the use of technology to plan and manage marketing programs. Prime Response was founded in 1987 in the United Kingdom. Prior to 1999, its corporate headquarters was in London, England, and its primary focus was on the European market. In 1998, Prime Response began to increasingly target the North American market, and in July 1999, moved its corporate headquarters to Cambridge, Massachusetts.

   Since 1995, Prime Response has incurred significant development costs to develop its technology and new software products, particularly to introduce its latest generation of Internet-based marketing management solutions. With the introduction of these products, Prime Response anticipates that research and development expenses will stabilize and will decrease as a percentage of total revenues. Prime Response has expanded its direct sales force and increased marketing expenditures relating to the introduction of its new product offerings. Prime Response expects sales and marketing expenses to decrease as a percentage of total revenues.

   Prime Response generates revenues principally from:

  . licensing its software products directly to clients;

  . providing related professional services, including implementation, consulting, support and training; and

  . providing applications hosting services, including providing marketing database outsourcing services.

   Prime Response's license agreements typically require its clients to pay an upfront license fee for one or more software solutions for a specified number of customer records in their database. The amount of the license fee varies principally depending upon the size of the client's database and number of databases. Clients can subsequently pay additional license fees to allow additional entities within their corporate structure to access Prime Response's applications, to purchase additional solutions or when the size of their database increases.

 Revenue Recognition

   Prime Response sells software licenses under master license agreements and recognizes revenue when the agreements have been signed, the software has been delivered, the license fee is fixed or determinable, and collection of the resulting receivable is probable. For license agreements which require acceptance by Prime Response's clients, license revenues are recognized only when obligations under the particular license agreement are completed and the software has been accepted by the client. For license agreements in which Prime Response participates in financing arrangements, the fee is not considered to be fixed or determinable and revenue is recognized as payments become due. Prime Response provides professional services to clients under service contracts and recognizes revenue on a time and materials basis as the services are performed, provided that amounts due from clients are fixed or determinable and deemed collectible by management. These services are not essential to the functionality of the software and are often performed by other parties. Support revenues, including those bundled with the initial license fee, are deferred and recognized ratably over the maintenance period. In the event that a contract contains multiple elements, Prime Response allocates the aggregate of the contract value to each element based on relative fair values as established by vendor specific objective evidence. Vendor specific objective evidence is based on recent sales prices. Prime Response provides applications hosting services to clients and recognizes revenue as the services are performed.

   The following table illustrates Prime Response's revenues for the years ended December 31, 1998, 1999 and 2000 by geographic region and in thousands:

                                                         Year Ended December 31,
                                                         -----------------------
                                                          1998    1999    2000
                                                         ------- ------- -------
North America........................................... $ 4,370 $ 3,487 $10,451
United Kingdom..........................................  12,025  15,758  14,887
Rest of the world.......................................     141   1,277   3,525
                                                         ------- ------- -------
  Total................................................. $16,536 $20,522 $28,863
                                                         ======= ======= =======

 Accenture (formerly Andersen Consulting) Relationship

   On December 6, 1999, Prime Response entered into a joint marketing agreement with Accenture, and, along with an affiliate of Accenture, a stock and warrant purchase agreement. Pursuant to the stock and warrant purchase agreement, an affiliate of Accenture purchased 428,000 shares of common stock and Accenture received a warrant to purchase 682,000 shares of common stock. This warrant has an exercise price of $9.35 per share and vested on September 9, 2000. The aggregate purchase price paid by Accenture for the shares of common stock and this warrant was $4.0 million. Accenture has no performance obligations under the stock and warrant purchase agreement or this warrant.

   Prime Response recorded the stock at $9.35 per share. The fair value of the stock is $4,622,400. Prime Response calculated the fair market value of the warrants as of date of grant using the Black Scholes model with the following assumptions: 7 year useful life (life of warrants), 6.07% risk-free interest rate, zero dividends and 85.19% volatility. Based on this calculation, the extended fair market value of the warrants is $6,536,080. In connection with these issuances, Prime Response recorded an intangible asset of $7,158,000 which is equal to the excess of the aggregate fair market values of the common stock and warrants over the purchase price. This asset is being amortized as a non-cash sales and marketing expense over its estimated useful life of four years, which reflects the term of the marketing agreement. As of December 31, 2000 accumulated amortization of this intangible was $2,088,000.

   Prime Response issued a performance warrant to purchase 375,000 shares of common stock to Accenture. Of this amount, 300,000 shares will vest in share increments determined by the extent to which $2.0 billion exceeds $357.8 million (which represents its market capitalization at the time of the initial public offering). An additional 75,000 shares will vest in increments of 7,500 shares for each $100.0 million that its market capitalization exceeds $2.0 billion, up to a maximum market capitalization of $3.0 billion. This warrant has an exercise price of $9.35 per share. As of December 31, 2000, there had not been any vesting of the performance warrants mentioned above. Prime Response also issued a performance warrant to purchase 375,000 shares of common stock to Accenture which will vest in increments of 10,500 shares for each $1.0 million of sales resulting from joint marketing efforts up to $25.0 million and then in increments of 4,500 shares of common stock for each $1.0 million of sales from $25.0 million to $50.0 million. This warrant has an exercise price of $9.35 per share. As of December 31, 2000, warrants to purchase 31,500 shares of Prime Response common stock underlying these warrants had vested.

   All of the warrants discussed above have a seven-year term. In the event that the marketing agreement is terminated as a result of a breach by Accenture, no further vesting under the warrants will occur, but those warrants which at the time of termination were already exercisable will remain exercisable for the entirety of their term.

   Prime Response is obligated to pay Accenture a commission if designated sales targets are met. The first five transactions were paid at a commission rate of 50%, and all subsequent transactions will be paid at a commission rate of 20%. The first five transactions were completed during the second quarter of 2000, as a result, and Prime Response paid $1.2 million to Accenture. During the remainder of 2000, Prime Response recorded a commission payable to Accenture in the amount of $250,000. The commissions are included in sales and marketing expenses. In addition, if designated sales targets are met, Accenture is obligated to provide up to $1.0 million in funding for joint marketing efforts, business development personnel, structure feedback and sales support. The majority of the approximately $1.5 million worth of commission earned by Accenture in the year ended December 31, 2000 will be used to fund these activities. The expenditure of these funds is controlled by a committee comprised of both Accenture and Prime Response personnel. As of December 31, 2000, approximately $300,000 had been used to fund joint marketing efforts.

   In addition, Prime Response is obligated to engage Accenture for consulting services in connection with its services worth at least $1.0 million before December 31, 2001. As of December 31, 2000, Prime Response had engaged Accenture for approximately $1.0 million worth of consulting services.

Results of Operations

   The following table sets out selected financial data as a percentage of revenue for the periods indicated:

                                                  Year Ended December 31,
                                                  ---------------------------
                                                   1998      1999      2000
                                                  -------   -------   -------
Revenues:
  Software licenses..............................    51.4 %    49.4 %    54.6 %
  Services and support...........................    25.5      31.8      34.3
  Applications hosting...........................    23.1      18.8      11.1
                                                  -------   -------   -------
    Total revenues...............................   100.0     100.0     100.0
                                                  -------   -------   -------
Cost of revenues:
  Software licenses..............................     0.9        --       0.3
  Services and support...........................    39.2      22.0      27.8
  Applications hosting...........................    15.0      13.5      11.5
  Non-cash cost of goods sold....................      --       0.6       0.4
                                                  -------   -------   -------
    Total cost of revenues.......................    55.1      36.1      40.0
                                                  -------   -------   -------
Gross profit.....................................    44.9      63.9      60.0
                                                  -------   -------   -------
Operating expenses:
  Sales and marketing............................    57.2      64.8      91.1
  Non-cash sales and marketing...................      --       1.3       9.4
  Research and development.......................    38.0      49.6      36.3
  Non-cash research and development..............      --       0.3       0.4
  General and administrative.....................    29.3      20.0      24.3
  Non-cash general and administrative............      --       8.4       0.4
  Amortization of goodwill and other intangible
   assets........................................     7.7       6.1        --
                                                  -------   -------   -------
    Total operating expenses.....................   132.2     150.5     161.9
Other expense (income):
  Interest income................................    (1.3)     (0.6)     (7.0)
  Interest expense...............................     1.8       0.9       1.1
  Interest expense related to beneficial
   conversion feature............................      --      12.2        --
  Loss on foreign exchange.......................     0.5       0.3        --
                                                  -------   -------   -------
Loss before income taxes.........................   (88.3)    (99.4)    (96.0)
Provision for income taxes.......................      --      (0.1)     (0.3)
                                                  -------   -------   -------
Net loss.........................................   (88.3)%   (99.5)%   (95.7)%
                                                  =======   =======   =======

Years Ended December 31, 2000 and 1999

Revenues

   Total revenues increased by $8.3 million, or 40.6%, to $28.9 million for the year ended December 31, 2000 from $20.5 million for the year ended December 31, 1999.

   Software Licenses. Software license revenues increased by $5.6 million, or 55.4%, to $15.7 million for the year ended December 31, 2000 from $10.1 million for the year ended December 31, 1999. Software license revenues increased to 54.6% of total revenues for the year ended December 31, 2000 from 49.4% of total revenues for the year ended December 31, 1999. The increase in software license revenues was due primarily to growing market acceptance of Prime Response's Prime@Vantage and Prime@Vantage.com products which were released for general availability during December 1999.

   Services and Support. Revenues from services and support increased by $3.4 million, or 52.0%, to $9.9 million for the year ended December 31, 2000 from $6.5 million for the year ended December 31, 1999. For the year ended December 31, 2000, these revenues were 34.3% of total revenues compared to 31.8% during the year ended December 31, 1999. The dollar increase in services and support revenues was due primarily to an increase in the number of sales of software licenses, which resulted in increased demand for services and sales of software maintenance and technical support.

   Applications Hosting. Revenues from applications hosting decreased by $662,000, or 17.1%, to $3.2 million for the year ended December 31, 2000 from $3.9 million for the year ended December 31, 1999. These revenues represented 11.1% of total revenues for the year ended December 31, 2000 compared to 18.9% of total revenues for the year ended December 31, 1999. The dollar decrease in applications hosting is primarily due to reduced volume in services provided to clients during the year ended December 31, 2000 as well as the expiration of certain contracts at the end of 1999. The decrease as a percentage of revenues is due primarily to the increase in revenues from software licenses as Prime Response continues to shift its focus to increasing software license revenue.

Cost of Revenues

   Total cost of revenues increased by $4.1 million, or 55.9%, to $11.5 million for the year ended December 31, 2000 from $7.4 million for the year ended December 31, 1999.

   Software License. Software license costs include the commission earned under an OEM agreement signed during 2000 for Prime Response's Prime@Vantage Optimizer product. These costs were $79,000 for the year ended December 31, 2000 compared to none for the year ended December 31, 1999.

   Services and Support. Services and support costs include salary expenses and other related costs for Prime Response's professional services, maintenance and telephone support staffs, as well as third-party contractor expenses. Services and support costs increased by $3.5 million, or 77.9%, to $8.0 million for the year ended December 31, 2000 from $4.5 million for the year ended December 31, 1999. Services and support costs were 81.2% of services and support revenues for the year ended December 31, 2000 compared to 69.4% for the year ended December 31, 1999. The increase in services and support costs for the year ended December 31, 2000 was primarily due to a lag in hiring professional service consultants which resulted in the use of more expensive outside contractors to complete several implementations.

   Applications Hosting. Costs attributable to applications hosting consist primarily of personnel-related costs and equipment maintained for the provision of services to clients. These costs increased by $500,000 or 19.4%, to $3.3 million for the year ended December 31, 2000 from $2.8 million for the year ended December 31, 1999. These costs were 103.3% of applications hosting revenues for the year ended December 31, 2000 compared to 71.8% for the year ended December 31, 1999. The increase in these costs as a percentage of outsourcing revenue for the year ended December 31, 2000 was primarily due to
(i) costs associated with the implementation of a disaster recovery system and
(ii) the decreasing revenue base as the costs have remained relatively fixed.

   The non-cash cost of revenues increased to $116,000 for the year ended December 31, 2000 from $113,000 for the year ended December 31, 1999. This expense represents the amortization of stock compensation expense in connection with the granting of stock options. The expense results from the difference between the estimated fair market value of the common stock on measurement date and the exercise price of the option, which is being recognized over the vesting period.

Operating Expenses

   Sales and Marketing. Sales and marketing expenses consist primarily of salaries and other related costs for sales and marketing personnel, sales commissions, travel, public relations and marketing materials and trade shows. Sales and marketing expenses increased by $13.0 million, or 98.0%, to $26.3 million for the year ended December 31, 2000 from $13.3 million for the year ended December 31, 1999. Sales and marketing expenses increased to 91.1% of total revenues for the year ended December 31, 2000 from 64.8% for the year ended December 31, 1999. The increase in such expenses during the year ended December 31, 2000 was primarily due to: (i) commission expenses of $1.5 million earned by Accenture during the year ended December 31, 2000; (ii) increases in staffing and personnel related costs, as Prime Response expanded its direct sales force and expanded its presence in North America and (iii) investment in the marketing and promotion of Prime Response's new generation of integrated relationship marketing software products.

   The non-cash sales and marketing expenses increased to $2.7 million for the year ended December 31, 2000 from $300,000 for the year ended December 31, 1999. This expense represents (i) the amortization of stock compensation in connection with the granting of stock options, which resulted from the difference between the estimated fair market value of the common stock on measurement date and the exercise price of the option which is being recognized over the vesting period; (ii) the amortization of the intangible asset recorded in connection with the Accenture agreement; (iii) the value of the 31,500 warrants earned by Accenture during the year ended December 31, 2000, and (iv) the value of the 40,000 stock options granted during the year ended December 31, 2000 to members of the newly formed Marketing Advisory Board which were fully vested on the date of grant.

   Research and Development. Research and development expenses consist primarily of personnel and equipment-related costs directly associated with the development of both Prime Response's existing and future products. Research and development expenses increased by $300,000 or 2.7%, to $10.5 million for the year ended December 31, 2000 from $10.2 million for the year ended December 31, 1999. Research and development expenses decreased to 36.3% of total revenues for the year ended December 31, 2000 from 49.6% for the year ended December 31, 1999. The slight dollar increase in expenses for the year ended December 31, 2000 reflects the spending on third party contractors who perform quality assurance and support for earlier versions of Prime Response's product and the acquisition of computer equipment to support research and development activities. These research and development activities include new product releases, integration efforts to integrate Prime Response's products with other third party software products and porting and certification of its products across multiple hardware platforms, operating systems and databases. During the year ended December 31, 2000, Prime Response announced two new product releases: Prime@Vantage Wireless, the first technology solution to provide integrated 1:1 marketing capabilities via wireless channels; and Prime@Vantage Optimizer, a product which allows real-time optimization across all eMarketing target channels and offers. The percentage decrease in costs was primarily due to (i) the completion of the development activity associated with Prime Response's new Prime@Vantage and Prime@Vantage.com architecture, which occurred during the year ended December 31, 1999, and (ii) the increase in Prime Response's revenue base.

   The non-cash research and development expense was $126,000 for the year ended December 31, 2000 and $63,000 for the year ended December 31, 1999. This expense represents the amortization of stock compensation expense in connection with the granting of stock options. The expense results from the difference between the estimated fair market value of the common stock on measurement date and the exercise price of the option, which is being recognized over the vesting period.

   General and Administrative. General and administrative expenses consist primarily of employee salaries and related expenses for executive, finance and administrative personnel as well as external professional fees, certain centrally-borne costs and the provision for doubtful accounts. General and administrative expenses increased by $2.9 million or 70.3%, to $7.0 million for the year ended December 31, 2000 from $4.1 million for the year ended December 31, 1999. These expenses increased to 24.3% of total revenues for the year ended December 31, 2000 from 20.0% for the year ended December 31, 1999. The increase in dollars and as a percentage of revenues was primarily attributable to a $1.4 million provision for doubtful accounts that Prime Response recorded during the year ended December 31, 2000 primarily in connection with several software licenses for which collectibility became uncertain during the third and fourth quarter of 2000.

   The non-cash general and administrative expense decreased to $119,000 for the year ended December 31, 2000 from $1.7 million for the year ended December 31, 1999. This expense represents the amortization of stock compensation expense in connection with the granting of stock options and shares of restricted stock. The expense results from the difference between the estimated fair market value of the common stock on measurement date and the exercise price of the option, which is being recognized over the vesting period. The $1.7 million expense for the year ended December 31, 1999 resulted from compensation expense related to shares of restricted stock which were recorded on the grant date.

   Amortization of Goodwill and Other Intangible Assets. Amortization expense decreased by $1.2 million, or 100%, to none for the year ended December 31, 2000 from $1.2 million for the year ended December 31, 1999. This expense was solely attributable to the acquisition of certain intellectual property rights and other intangible assets related to the MIND software product, which became fully amortized during 2000.

   Interest Income. Interest income increased by $1.9 million to $2.0 million for the year ended December 31, 2000 from $115,000 for the year ended December 31, 1999. The increase is due to interest income earned on proceeds from Prime Response's initial public offering during March 2000.

   Interest Expense. Interest expense increased to $318,000 for the year ended December 31, 2000 from $184,000 for the year ended December 31, 1999. The increase is primarily due to interest expense on Prime Response's credit facility which was obtained in November 1999 and terminated in June 2000.

   Interest Expense Related to Beneficial Conversion Feature. Interest expense related to beneficial conversion feature was $2.5 million for the year ended December 31, 1999. Interest expense related to beneficial conversion feature for the year ended December 31, 1999 results from the issuance of promissory notes which were immediately convertible into series C preferred stock with the conversion amount determinable by dividing the principal amount of the notes by $3.00, which represents a discount from the fair value of the common stock on the date of issuance.

Years Ended December 31, 1999 and 1998

Revenues

   Total revenues increased by $4.0 million, or 24.2%, to $20.5 million for the year ended December 31, 1999 from $16.5 million for the year ended December 31, 1998.

   Software Licenses. Software license revenues increased by $1.6 million, or 18.8%, to $10.1 million for the year ended December 31, 1999 from $8.5 million for the year ended December 31, 1998. Software license revenues decreased slightly to 49.3% of total revenues for the year ended December 31, 1999 from 51.5% of total revenues for the prior year. The dollar increase in software license revenues was due primarily to growing market acceptance of Prime Response's Prime Vantage products.

   Services and Support. Revenues from services and support increased by $2.3 million, or 54.8%, to $6.5 million for the year ended December 31, 1999 from $4.2 million for the year ended December 31, 1998. These revenues increased to 31.7% of total revenues for the year ended December 31, 1999 from 25.5% of total revenues for the previous year. The increase in service and support revenues was due primarily to an increase in the number of sales of software licenses, which resulted in increased demand for services and sales of software maintenance and technical support.

   Applications Hosting. Revenues from applications hosting increased by $40,000 or 1.0%, to $3.9 million for the year ended December 31, 1999 from $3.8 million for the year ended December 31, 1998. These revenues represented 19.0% of total revenues for the year ended December 31, 1999 compared to 23.0% of total revenues for the prior year. Prime Response expects the proportion of revenues attributable to applications hosting to decline as a percentage of total revenues as it continues to focus on licensing its software products.

Cost of Revenues

   Total cost of revenues decreased by $1.7 million, or 18.7%, to $7.4 million for the year ended December 31, 1999 from $9.1 million for the year ended December 31, 1998.

   Software Licenses. Software license costs consist primarily of expenses incurred to translate software products and prepare related documents as well as negligible expenses to manufacture, package and distribute
Prime Response's software products. Software license costs decreased by $152,000, or 100.0%, to zero in the year ended December 31, 1999 from $152,000 for the year ended December 31, 1998. Software license costs were zero percent of software license revenues for the year ended December 31, 1999 compared to 1.8% of such revenues for the prior year. The decrease in software license costs is primarily due to the fact that costs associated with the translation of software products and preparation of related documents occurred during 1997 and 1998.

   Services and Support. Services and support costs include salary expense and other related costs for Prime Response's professional services, maintenance and telephone support staffs, as well as third-party contractor expenses. Services and support costs decreased by $2.0 million, or 30.8%, to $4.5 million in the year ended December 31, 1999 from $6.5 million in the year ended December 31, 1998. Services and support costs were 69.2% of services and support revenues for the year ended December 31, 1999 compared to 154.8% of such revenues for the prior year. The decrease in services and support costs was primarily due to an initial overstaffing in this area in 1998 and investment in services and support infrastructure. Prime Response reduced services and support staff in the fourth quarter of 1998 in order to more closely align expenses with revenues.

   Applications Hosting. Costs attributable to applications hosting consist primarily of personnel-related costs and equipment maintained for the provision of services to clients. These costs increased by $300,000, or 12.0%, to $2.8 million for the year ended December 31, 1999 from $2.5 million for the year ended December 31, 1998. These costs were 72.4% of applications hosting revenues for the year ended December 31, 1999 compared to 65.3% of such revenues for the prior year. Typically these costs have been relatively fixed.

   The non-cash cost of revenues increased to $113,000 for the year ended December 31, 1999 from none for the year ended December 31, 1998. This expense represents the amortization of stock compensation expense in connection with the granting of stock options. The expense results from the difference between the estimated fair market value of the common stock on measurement date and the exercise price of the option which is being recognized over the vesting period.

Operating Expenses

   Sales and Marketing. Sales and marketing expenses consist primarily of salaries and other related costs for sales and marketing personnel, sales commissions, travel, public relations and marketing materials and trade shows. Sales and marketing expenses increased by $3.8 million, or 40.0%, to $13.3 million for the year ended December 31, 1999 from $9.5 million for the year ended December 31, 1998. Sales and marketing expenses increased to 64.9% of total revenues for the year ended December 31, 1999, compared to 57.6% for the prior year. The increase in such expenses was due primarily to increases in staffing and personnel related costs, as Prime Response continued to expand its direct sales force and expand its presence in North America.

   The non-cash sales and marketing expense increased to $266,000 for the year ended December 31, 1999 from none for the year ended December 31, 1998. This expense represents (i) the amortization of stock compensation expense in connection with the granting of stock options, which results from the difference between the estimated fair market value of the common stock on measurement date and the exercise price of the option which is being recognized over the vesting period; and (ii) the amortization of the intangible asset recorded in connection with the Accenture agreement.

   Research and Development. Research and development expenses consist primarily of personnel and equipment-related costs directly associated with the development of both Prime Response's existing and future products. Research and development expenses increased by $3.9 million, or 61.9%, to $10.2 million for the year ended December 31, 1999 from $6.3 million for the year ended December 31, 1998. Research and development expenses increased to 49.8% of total revenues in the year ended December 31, 1999 from 38.2% for the prior year. The dollar and percentage increase in costs was primarily due to significant investment in Prime Response's new Prime@Vantage and Prime@Vantage.com products.

   The non-cash research and development expense increased to $63,000 for the year ended December 31, 1999 from none for the year ended December 31, 1998. This expense represents the amortization of stock compensation expense in connection with the granting of stock options. The expense results from the difference between the estimated fair market value of the common stock on measurement date and the exercise price of the option which is being recognized over the vesting period.

   General and Administrative. General and administrative expenses consist primarily of employee salaries and related expenses for executive, finance and administrative personnel as well as external professional fees and certain centrally-borne costs. General and administrative expenses decreased by $700,000, or 14.6%, to $4.1 million for the year ended December 31, 1999 from $4.8 million for the year ended December 31, 1998. These expenses decreased to 20.0% of total revenues for the year ended December 31, 1999 from 29.1% for the prior year. This decrease was primarily attributable to a period of stability following the recruitment and development of a professional management team in 1998. After closing a financing in October 1997, Prime Response incurred significant costs in early 1998 creating an infrastructure to manage a larger company and establishing its North American operations.

   The non-cash general and administrative expense increased to $1.7 million for the year ended December 31, 1999 from none for the year ended December 31, 1998. This expense represents the amortization of stock compensation expense in connection with the granting of stock options and restricted shares. The expense results from the difference between the estimated fair market value of the common stock on measurement date and the exercise price of the option, primarily resulting from imputed interest on a non-interest bearing loan which is being recognized over the vesting period.

   Amortization of Goodwill and Other Intangible Assets. Amortization expense decreased by $30,000, or 2.3%, to $1.25 million for the year ended December 31, 1999 from $1.28 million for the year ended December 31, 1998. This expense is solely attributable to the acquisition of certain intellectual property rights and other intangible assets related to the MIND software product.

   Interest Income. Interest income decreased by $104,000, or 47.5%, to $115,000 for the year ended December 31, 1999 from $219,000 for the year ended December 31, 1998.

   Interest Expense. Interest expense decreased by $110,000, or 37.4%, to $184,000 for the year ended December 31, 1999 from $294,000 for the year ended December 31, 1998.

   Interest Expense Related to Beneficial Conversion Feature. Interest expense related to beneficial conversion feature increased to $2.5 million for the year ended December 31, 1999 from none for the year ended December 31, 1998. Interest expense related to beneficial conversion feature for the year ended December 31, 1999 results from the issuance of promissory notes which were immediately convertible into series C preferred stock with the conversion amount determinable by dividing the principal amount of the notes by $3.00, which represents a discount from the fair value of the common stock on the date of issuance. The values attributable to the conversion feature on each note represent an incremental yield, or a beneficial conversion feature, which are recognized as additional interest on the notes.

Liquidity and Capital Resources

   On March 3, 2000, Prime Response completed its initial public offering whereby Prime Response sold 3,500,000 shares of common stock at $18.00 per share. During April 2000, the underwriters of the initial public offering exercised their over-allotment option to purchase an additional 525,000 shares. Net proceeds to Prime Response after deducting underwriting commissions and estimated offering expenses were approximately $65.4 million. Prior to the initial public offering, its primary source of funding had been through the private sale of convertible preferred stock and attached warrants. As of December 31, 1999, Prime Response had received aggregate net proceeds of $39.1 million from private financings.

   In October 1999, Prime Response entered into a $5.0 million financing arrangement with Greyrock Capital, a Bank of America company, providing an upfront term loan of $2.0 million with the balance being funded against Prime Response's receivables position within the United States and in the United Kingdom. The arrangement had a 12-month renewable term. The $2.0 million that was borrowed during 1999 was repaid during March 2000 with the proceeds from the initial public offering. The credit facility was terminated during June 2000.

   Cash and cash equivalents were $27.1 million at December 31, 2000, compared to $4.0 million at December 31, 1999 and $500,000 at December 31, 1998. In addition, working capital at December 31, 2000, was $22.8 million compared to $(1.3) million at December 31, 1999. The increase from December 31, 1999 is primarily attributable to the proceeds from the initial public offering.

   Net cash used in operating activities was $23.1 million during the year ended December 31, 2000, compared to $11.2 million during the year ended December 31, 1999 and $13.7 million during the year ended December 31, 1998. The majority of the cash used in operating activities during the year ended December 31, 2000 results from funding of operating losses in excess of non-cash expense and an increase in accounts receivable.

   Net cash used in investing activities was $2.4 million during the year ended December 31, 2000 compared to $1.4 million during the year ended December 31, 1999 and $3.9 million during the year ended December 31, 1998. During 1999 and 2000, the cash used in investing activities was for capital expenditures. During 1998, $1.8 million of the cash used in investing activities was for capital expenditures and $2.8 million was attributable to the MIND acquisition. Prime Response has entered into a ten-year lease agreement to lease approximately 15,000 square feet of space in Brighton, Massachusetts. The annual rent on this space is approximately $500,000. In connection with this move Prime Response has also entered into a Construction Management Agreement to build out this space for an estimated cost of approximately $1.0 million. As of December 31, 2000 approximately $500,000 had been expended. As a result of the impending merger with Chordiant, Prime Response intends to sublease or assign these premises. To the extent these costs cannot be recovered through a sublease, they will be expensed in the first quarter of 2001. In addition, Prime Response intends to continue to invest in its systems infrastructure to better support its clients, improve the ongoing efficiency of its product development process and facilitate internal communications and virtual team working.

   Net cash provided by financing activities was $48.7 million during the year ended December 31, 2000 compared to $16.1 million during the year ended December 31, 1999 and $(3.9) million during the year ended December 31, 1998. During the year ended December 31, 2000, Prime Response completed its initial public offering and received net proceeds of $65.4 million after deducting underwriting commissions and offering expenses. From these net proceeds, Prime Response repaid certain indebtedness totaling $6.3 million and paid dividends and participation payments on the preferred stock totaling $10.5 million.

   In 1995, Prime Response began to transition from a marketing database service bureau to a software company. Since that time, Prime Response has incurred substantial operating losses. Prime Response cannot be certain if or when it will become profitable.

   Prime Response believes that its existing balance of cash and cash equivalents will be sufficient to meet its working capital and anticipated capital expenditure needs for at least the next 12 months. In the event that the impending merger with Chordiant does not close, Prime Response may require additional sources of funds to continue to support its business. There can be no assurance that such capital, if needed, will be available or will be available on terms which Prime Response finds acceptable. Prime Response has evaluated its cost structure and plans to streamline its operations in an effort to restructure costs associated with its business in order to improve operating margins and reduce overall expenses. This restructuring included limited reductions in employee headcount during January 2001 and is expected to include the closing of sales offices in San Francisco, California and Minneapolis, Minnesota. Prime Response will continue to evaluate its business and take limited actions designed to align its cost structure with anticipated future revenue levels. In connection with the restructuring, Prime Response has committed to pay severance payments in the amount of approximately $2.0 million during 2001.

   As a result of Prime Response's losses, it does not expect to pay U.S. income taxes in the foreseeable future. As of December 31, 2000, Prime Response has net operating loss carryforwards of approximately $52.0 million to offset future income taxes.

Recent Accounting Pronouncements

   In December 1999, the SEC issued Staff Accounting Bulletin No. 101, commonly referred to as SAB 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes the SEC's view in applying U.S. generally accepted accounting principles to selected revenue recognition issues. The application of the guidance in SAB 101 (as amended by SAB 101A and SAB 101B) was required in the fourth quarter of the fiscal year 2000. Adoption of SAB 101 did not have a material affect on the financial statements of Prime Response.

Quantitative and Qualitative Disclosures About Market Risk

   Prime Response does not engage in trading market risk sensitive instruments or purchasing hedging instruments or "other than trading" instruments that are likely to expose it to market risk, whether interest rate, foreign currency exchange, commodity price or equity price risk. Prime Response has not purchased options or entered into swaps or forward or future contracts.

Foreign Currency Risk

   International revenues from Prime Response's foreign subsidiaries were 64% of total revenues in 2000. International sales are made mostly from Prime Response's foreign sales subsidiaries in their respective countries and are typically denominated in the local currency of each country. These subsidiaries also incur most of their expenses in the local currency. Accordingly, all foreign subsidiaries use the local currency as their functional currency.

   Prime Response is also exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into U.S. dollars in consolidation. As exchange rates vary, these results, when translated, may vary from expectations and adversely impact overall expected results of operations.

   Prime Response's international business is subject to risks typical of an international business, including, but not limited to differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility. Accordingly, Prime Response's future results could be materially adversely impacted by changes in these or other factors.

                           PRIME RESPONSE MANAGEMENT

Directors and Executive Officers

   The following sets forth information regarding the executive officers and directors of Prime Response who will either resign upon the completion of the merger or who will continue as a director or executive officer of the surviving corporation.

               Name              Age                 Position
               ----              ---                 --------
   Terence H. Osborne(1)(2)(4).. 62  Chairman of the Board

   James Carling(3)(4).......... 40  Chief Technology Officer (resigned) and
                                     Director

   William E. Ford(2)........... 39  Director

   Marc F. McMorris(1)(4)....... 32  Director

   William W. Wyman(1)(2)(4).... 62  Director

   Allen A. A. Swann............ 50  Chief Executive Officer and President

   Gary Daniels................. 46  Vice President, Product Development

--------
(1) Current member of the Audit Committee.

(2) Current member of the Compensation Committee.

(3) Mr. Carling resigned as Prime Response's Chief Technology Officer on January 18, 2001 but is currently a director of Prime Response.

(4) Messrs. Osborne, Carling, McMorris and Wyman will resign as directors of Prime Response upon completion of the merger.

   Terence H. Osborne has served as a Director of Prime Response since November 1997, and as the Chairman of the Board since February 1999. He also served as Prime Response's Chief Executive Officer on an interim basis from September 1998 to February 1999. Mr. Osborne previously served as the Chairman of the Board of Dr. Solomon's Group PLC, a software company, from September 1996 to August 1998. From September 1994 to October 1996, Mr. Osborne served as President of System Software Associates Inc. Prior to that time, Mr. Osborne held a variety of positions with IBM Corporation in both the United States and Europe including Vice President General Systems Division and Vice President Marketing for Europe. Mr. Osborne is a director of Mapics Inc., a provider of e-business enterprise applications, and Dendrite International Inc., a provider of sales solutions and support services for the pharmaceutical industry. He also serves on the advisory boards of other US and European software companies and is a Special Advisor to General Atlantic Partners, LLC, an affiliate of Prime Response.

   James Carling co-founded Prime Response's predecessor entity in 1990 and currently serves as a director. From 1998 to 2000, Mr. Carling served as Chief Technology Officer of Prime Response and from 1990 to 1998, he served as its President and Chief Executive Officer. Prior to that time, Mr. Carling served as Director, Computer Services and as General Manager of Mailforce Limited, a direct marketing company. Mr. Carling has also held various positions as a developer of information technology with both American Express and the British Government.

   William E. Ford has served as a director of Prime Response since October 1997. Mr. Ford has served as a managing member of General Atlantic Partners, LLC (or its predecessor), a private equity investment firm, and an affiliate of Prime Response, that invests globally in Internet information technology companies, since 1991. Mr. Ford also serves as a director of Priceline.com, Inc., a provider of Internet pricing systems, E*Trade Group, Inc., a provider of Internet financial services, Eclipsys Corporation, a software company, Wit Soundview Group, Inc., a technology focused investment bank and several private information technology companies.

   Allen A. A. Swann has served as Chief Executive Officer and President of Prime Response since January 2001. Mr. Swann served as President, International of Prime Response from October 1999 to January 2001. From 1998 to September 1999, Mr. Swann served as Prime Response's Senior Vice President, International Operations. Prior to joining Prime Response, Mr. Swann served as the Director of Sales and the Director of Alliances at Oracle UK Ltd., a software company, from April 1986 to January 1998. Mr. Swann was previously employed at Comshare, a provider of financial and database modeling solutions, and at British Gas, where he worked in the operational research division.

   Gary Daniels joined Prime Response in November 1998 as Vice President, Product Development. From October 1997 to November 1998, Mr. Daniels served as Senior Vice President of Product Development at Armature Ltd., a provider of integrated retail solutions. From December 1986 to October 1997, Mr. Daniels held various senior management positions at The Santa Cruz Operation Ltd., a provider of server software, including Vice President of the Platform Products Division and Vice President of the European Product Development Centre. Mr. Daniels previously served as Group Director of Logica Software Products Ltd.

   Marc F. McMorris has served as a director of Prime Response since March 2000. Mr. McMorris is a Principal with General Atlantic Partners, LLC, an affiliate of Prime Response, and has been with General Atlantic since July 1999. From May 1998 to August 1999, Mr. McMorris served as a Vice President in the High Technology Group of Goldman, Sachs & Co., an investment bank. From June 1996 to May 1998, Mr. McMorris served as an Associate in that same group. From August 1994 to June 1996, Mr. McMorris served as an Associate in the Mergers, Acquisitions and Restructuring Department of Morgan Stanley Dean Witter, an investment bank. Prior to that time, Mr. McMorris worked in the Bank Supervision Group of the Federal Reserve Bank of New York.

   William W. Wyman has served as a director of Prime Response since July 2000. Mr. Wyman works as an individual business advisor for companies in the financial services, information services and software industries. Mr. Wyman also serves as a director of SS&C Technologies, a provider of financial software, U.S. Timberlands Company, LP, a partnership that owns timber properties, Predictive Systems, an network infrastructure consulting firm, and Pegasystems, a software company.

Board Committees

   The board of directors of Prime Response currently has a compensation committee composed of Messrs. Wyman, Ford and Osborne, which makes recommendations concerning salaries and incentive compensation for Prime Response's employees and administers and grants stock options under its stock option plans. The board also has an audit committee currently composed of Messrs. Wyman, McMorris and Osborne, which reviews the scope and results of the audit and other services provided by its independent public auditors.

Director Compensation

   Prime Response currently reimburses each director for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors and any of its committees. Non-employee directors are eligible to receive compensation for services performed in their capacity as directors and for formula option grants under Prime Response's 1999 Non-Employee Director Stock Option Plan. Mr. Wyman and Mr. Osborne currently receive compensation for their services as non-employee directors.

Compensation Committee Interlocks and Insider Participation

   The current members of Prime Response's compensation committee are Messrs. Wyman, Ford and Osborne. Mr. Osborne was Prime Response's President and Chief Executive Officer from September 1998 to February 1999. No executive officer has served as a director or member of the compensation committee, or other committee serving an equivalent function, of any entity whose executive officers served as a member of the compensation committee of its board of directors. Prior to the formation of the compensation committee,

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

the board of directors as a whole made decisions relative to the compensation of executive officers. For a description of transactions between Prime Response and certain entities affiliated with Mr. Ford, see "Certain Relationships and Related Party Transactions of Prime Response" below.

Marketing Advisory Board

   In April 2000, Prime Response established a Marketing Advisory Board. The board was established to assist Prime Response with its sales and marketing strategies. Each of the four members of the board were issued options to purchase 10,000 shares of Prime Response common stock. These options were fully vested upon issuance.

Executive Compensation

   The following table presents the total compensation paid or accrued in 2000 for Prime Response's chief executive officer and its other most highly compensated executive officers who were serving as executive officers on December 31, 2000 and whose total annual salary and bonuses were in excess of $100,000 in 2000.

   Mr. Boni joined Prime Response in February 1999 as Chief Executive Officer, President and a director of Prime Response and recently resigned from these positions on January 31, 2001. From 1998 until 2000, Mr. Carling acted as Prime Response's Chief Technology Officer. He recently resigned from this position on January 18, 2001. Mr. Lavallee joined Prime Response in October 1999 as President, the Americas and recently resigned from this position on January 12, 2001.

        Summary Compensation Table for Prime Response Executive Officers

                                                                   Long-term
                                   Annual Compensation        Compensation Awards
                              ------------------------------  -------------------
   Name and Principal                           Other Annual      Securities
        Position         Year  Salary   Bonus   Compensation  Underlying Options
   ------------------    ---- -------- -------- ------------  -------------------
Peter J. Boni........... 2000 $300,000 $ 96,563   $149,492(1)            --
 President and Chief
  Executive Officer      1999 $276,000 $ 72,500   $103,019(1)       636,225

James Carling........... 2000 $250,000 $ 42,188         --               --
 Chief Technology
  Officer                1999 $248,543 $ 30,000         --               --
                         1998 $247,500 $ 20,213

Paul B. Lavallee........ 2000 $250,000 $ 96,042         --           20,000
 President, the Americas 1999 $ 45,775 $ 15,620         --               --

Allen A. A. Swann(2).... 2000 $223,695 $132,138         --            4,423
 President,
  International          1999 $208,782 $126,535         --           82,198
                         1998 $208,782 $ 45,746         --          105,000

Gary Daniels............ 2000 $210,000 $ 71,769         --               --
 Vice President, Product
  Development            1999 $208,782 $ 56,489         --          105,000
                         1998 $ 17,397       --         --               --

--------
(1) Consists solely of imputed interest on a non interest bearing loan of $2,544,900 from Prime Response.

(2) Mr. Swann has served as Prime Response's Chief Executive Officer and President since January 31, 2001.

Option Grants in Fiscal Year 2000

   The following table sets forth grants of stock options for the year ended December 31, 2000 to Prime Response's chief executive officer and to each of its other most highly compensated executive officers whose salary and bonus for such fiscal year were in excess of $100,000. Prime Response has never granted any stock appreciation rights. The potential realizable value is calculated based on the term of the option at its time of grant. It is calculated assuming that the fair market value of common stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These numbers are calculated based on the requirements of the Securities and Exchange Commission and do not reflect Prime Response's estimate of future stock price growth. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved. The percentage of total options granted to employees in the last fiscal year is based on options to purchase an aggregate of 1,387,263 shares of common stock granted under Prime Response's option plans.

                                     Individual Grants(1)
                         ---------------------------------------------
                                                                       Potential Realizable
                                                                         Value at Assumed
                         Number of   Percent of                        Annual Rates of Stock
                         Securities Total Options                       Price Appreciation
                         Underlying  Granted to   Exercise              for Option Term(2)
                          Options   Employees in  Price Per Expiration ---------------------
                         Granted(1)  Fiscal Year    Share      Date        5%        10%
                         ---------- ------------- --------- ---------- ---------- ----------
Peter J. Boni...........       --         --           --         --           --         --
James Carling...........       --         --           --         --           --         --
Paul B. Lavallee........   20,000          1%      $9.375    7/20/10   $  117,918 $  298,827
Allen A. A. Swann.......    2,282          *       $10.80    1/31/10   $   15,499    $39,279
                              891          *       $12.00    2/15/10       $6,724    $17,040
                            1,250          *       $18.00     3/2/10      $14,150    $35,859
Gary Daniels............       --         --           --         --           --         --

--------
 * Less than 1%.
(1) Each option represents the right to purchase one share of common stock. The options shown in this column were granted pursuant to Prime Response's 1998 Stock Option/Stock Issuance Plan. The options shown in this table, except as otherwise indicated below, become exercisable at a rate of 25% annually over a four year period from the date of grant. The first 25% vests on the first anniversary of the date of grant, and the remainder vests in equal installments over the next 36 months. All of the options shown on this table were granted at an exercise price equal to the fair market value of Prime Response's common stock on the date of the grant.

(2) These assumed rates of appreciation are required by the rules of the Securities and Exchange Commission and do not represent predictions as to actual stock performance.

Fiscal Year-End Option Values

   The following table sets forth information with respect to unexercised options held as of December 31, 2000 by Prime Response's chief executive officer and by each of its other most highly compensated executive officers whose salary and bonus were in excess of $100,000 in 2000. As of December 31, 2000, neither the chief executive officer of Prime Response nor its other most highly compensated executive officers held unexercised in-the-money options.

                                                         Number of Securities
                                                        Underlying Unexercised
                                                        Options at Fiscal Year
                                 Shares                        End (#)
                              Acquired on     Value     ------------------------
   Name                       Exercise (#) Realized ($)   Vested     Unvested
   ----                       ------------ ------------ ----------- ------------
   Peter J. Boni.............        --           --              0           0
   James Carling.............        --           --              0           0
   Paul B. Lavallee..........    30,000      160,000         40,000     100,000
   Allen A. A. Swann.........        --           --        100,433      91,187
   Gary Daniels..............        --           --         39,375      65,625

Stock Incentive Plans

   1998 Stock Option/Stock Issuance Plan. Prime Response's 1998 Stock Option/Stock Issuance Plan was adopted by its board of directors on April 22, 1998. As of December 31, 2000, options to purchase an aggregate of 2,113,535 shares of common stock at a weighted average exercise price of $7.25 per share were outstanding under the 1998 plan. As of December 31, 2000, 796,251 shares of common stock had been issued upon exercise of options outstanding under the 1998 plan.

   The 1998 plan is divided into two separate equity programs:

  . The option grant program under which eligible persons may be granted options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, commonly referred to as the Code, as non-statutory options; and

  . The stock issuance program under which eligible persons may be issued shares of common stock directly, either through immediate purchase or as a bonus for services rendered, referred to as an "Award".

   Awards may be made to any employee, non-employee member of the board of either the company, or any subsidiary, or consultants and other independent advisors to the company or any subsidiary. Under present law, however, incentive stock options may only be granted to employees. No participant may receive an Award for more than 1,000,000 shares in any calendar year.

   Prime Response may grant options at an exercise price less than, equal to or greater than the fair market value of the common stock on the date of grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Code may not be granted at an exercise price less than the fair market value of the common stock on the date of grant (or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of Prime Response). The 1998 plan permits the Prime Response board of directors to determine how optionees may pay the exercise price of their options, including by cash, check or in connection with a "cashless exercise" through a broker, by surrender of shares of common stock, by delivery of a promissory note, or by any combination of the permitted forms of payment.

   Prime Response's board of directors administers the 1998 plan. It has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 1998 plan. It may delegate authority under the 1998 plan to one or more committees of the board of directors and, subject to certain limitations, to one or more of its executive officers. The board of directors has authorized the compensation committee to administer the 1998 plan, including the granting of options to executive officers. Subject to any applicable limitations contained in the 1998 plan, the board of directors, the compensation committee or any other committee or executive officer to whom the board of directors delegates authority, as the case may be, selects the recipients of awards and determines:

  . the number of shares of common stock covered by options and the dates upon which such options become exercisable;

  . the exercise price of options;

  . the duration of options; and

  . the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the conditions for repurchase, issue price and repurchase price.

   In the event of a merger or consolidation in which more than 50% of the combined voting power of Prime Response's shares are transferred or the sale, transfer or disposition of all or substantially all of its assets, all Awards will automatically vest, except for shares subject to an outstanding option if:

  . the option is assumed by any successor company in the merger or consolidation; or

  . the option is replaced with a cash incentive program of the successor company which preserves the value of the spread existing on unvested options at the time of the transaction.

   Upon a change in control of Prime Response, all options granted pursuant to the 1998 plan prior to November 1, 2000 will become fully vested in the event of an involuntary termination of the optionee within eighteen months of the date of such change in control of Prime Response. In such circumstances, the optionee will have one year from the date of his or her termination to exercise that option.

   The term "Involuntary Termination" is defined as the termination of the optionee's services by reason of the optionee's involuntary dismissal or discharge by Prime Response for reasons other than "Misconduct" (as defined in the 1998 plan); or the optionee's voluntary resignation following (a) a change in the optionee's position with Prime Response (or any parent or subsidiary of Prime Response) which materially reduces the optionee's duties and responsibilities or the level of management to which he or she reports, (b) a reduction in the optionee's level of compensation (including base salary, fringe benefits and target bonuses under any corporate-performance based incentive and target programs) by more than 15% or (c) a relocation of the optionee's place of employment by more than fifty (50) miles, provided and only if such change, reduction or relocation is effected by Prime Response without the optionee's consent.

   No Award may be granted under the 1998 plan after April 22, 2008, but the vesting and effectiveness of Awards previously granted may extend beyond that date. The board of directors may amend, suspend or terminate the 1998 plan or any portion thereof at any time.

   1999 Outside Director Stock Option Plan. Prime Response's 1999 Outside Director Stock Option Plan was adopted by its board of directors in November 1999 and approved by its stockholders in January 2000. Under the terms of the Director Plan, directors who are not employees of Prime Response or its subsidiaries receive nonstatutory options to purchase shares of its common stock. A total of 200,000 shares of Prime Response common stock may be issued upon exercise of options granted under the Director Plan. As of December 31, 2000, options to purchase an aggregate of 80,000 shares of common stock at a weighted average exercise price of $18.27 per share were outstanding under the 1999 Outside Directors Stock Option Plan. As of December 31, 2000, no shares of common stock had been issued upon exercise of options outstanding under this plan.

   The board of directors of Prime Response administers the Director Plan. The board of directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the Director Plan. Under the terms of the Director Plan, each non-employee director continuing as a director following Prime Response's initial public offering received an option to purchase 20,000 shares of Prime Response common stock on the effective date of the offering at a price per share equivalent to the public offering price. In addition, each such non-employee director will receive an option to purchase 10,000 shares of Prime Response common stock on the date of each annual meeting of stockholders commencing with the 2000 annual meeting of stockholders, at an exercise price per share equal to the closing price of Prime Response's common stock on the date of grant. In addition, individuals who become directors after Prime Response's initial public offering and are not Prime Response's employees will receive an option to purchase 20,000 shares of common stock on the date of his or her initial election to the board of directors and an option to purchase 10,000 shares of Prime Response common stock on the date of each annual meeting of stockholders after his or her election. The exercise price per share of such options will be the closing price per share of Prime Response common stock on the date of the grant. All options granted under the Director Plan will be fully vested upon grant.

   1999 Employee Stock Purchase Plan. The Prime Response 1999 Employee Stock Purchase Plan will be terminated at the effective time of the merger. See "Certain Terms of the Merger Agreement--Prime Response's Employee Stock Purchase Plan."

401(k) Plan

   The 401(k) plan Prime Response currently offers to its United States employees who meet certain defined requirements will be terminated prior to or on the closing of the merger. United States employees who continue to work for either Prime Response or Chordiant after the merger may be eligible to participate in Chordiant's 401(k) plan. For a description of Chordiant's 401(k) plan, see "Chordiant Management--Employee Stock Plans--401(k) Plan."

Employment Agreements

   The following is a description of employment agreements that exist between Prime Response and/or Chordiant and Prime Response's current executive officers.

   On February 2, 1998, Prime Response entered into an employment agreement with Mr. Swann. Under the terms of that agreement, Mr. Swann receives an annual base salary of (Pounds)140,000, approximately $208,782 at an exchange rate of $1.4913 to (Pounds)l.00, and a discretionary bonus based primarily on sales performance. Mr. Swann's employment may be terminated by either party upon six months' notice, although Prime Response may elect to pay Mr. Swann in lieu of any notice period. Moreover, in lieu of any six-month notice period, Prime Response may place Mr. Swann on "gardening leave," during which time Mr. Swann would cease to perform his job responsibilities, but would nevertheless be prohibited from undertaking other employment. In addition, pursuant to a letter dated June 16, 2000, Mr. Swann's options will vest in full on June 30, 2001. Under the terms of a letter agreement between Chordiant and Allen Swann, Prime Response's current Chief Executive Officer and President, dated January 18, 2001, conditional upon the merger being completed, Mr. Swann will be employed by Chordiant as Chordiant's Executive Operations Officer of Worldwide Field Operations. Under the terms of this agreement, Mr. Swann's annual base salary will be $275,000, he will be eligible to earn up to an additional $725,000 in discretionary incentive compensation, to be paid quarterly, and he will be eligible to receive a $300,000 retention bonus after he has completed 3 months of employment with Chordiant after the merger is completed. Pursuant to the terms of the agreement and subject to approval of the Chordiant board of directors, Mr. Swann will also be eligible to receive options to acquire approximately 196,000 shares of Chordiant common stock.

   On November 30, 1998, Prime Response entered into an employment agreement with Mr. Daniels. Under the terms of that agreement, Mr. Daniels receives an annual base salary of (Pounds)140,000, approximately $208,782 at an exchange rate of $1.4913 to (Pounds)l.00, and a discretionary bonus paid primarily on company earnings. Mr. Daniels' employment may be terminated by either party upon six months' notice. Prime Response may elect to pay Mr. Daniels in lieu of any notice period or may place Mr. Daniels on "gardening leave," during which time Mr. Daniels would cease to perform his job responsibilities, but would nevertheless be prohibited from undertaking other employment. Under the terms of a letter agreement between Chordiant and Gary Daniels, Prime Response's current Vice President, Product Development, executed on January 24, 2001, conditional upon the merger being completed, Mr. Daniels will be employed by Chordiant as Vice President of Engineering. Under the terms of this agreement, Mr. Daniels' annual base salary will be $210,000 and he will be eligible to earn up to 50% of his base salary in incentive compensation. Pursuant to the terms of the agreement and subject to the approval of the Chordiant board of directors, Mr. Daniels will also be eligible to receive options to acquire approximately 213,000 shares of Chordiant common stock.

Separation Agreements

   For information regarding separation arrangements between Prime Response and certain of its executive officers and directors, please refer to "The Merger-- Interests of Prime Response's Officers and Directors in the Merger--Separation Agreements; Employment Agreements."

    CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF PRIME RESPONSE

 Certain Relationships

   Priceline.com, Inc., a provider of Internet pricing systems, is currently one of Prime Response's clients. William E. Ford, one of Prime Response's directors, serves as a director of Priceline.com, Inc.

   Mr. Ford, a director of Prime Response, is also a managing member of General Atlantic Partners, LLC, which as of November 10, 2000 held approximately 10.52% of the outstanding Common Stock of Priceline.com, Inc.

   E*Trade Group, Inc., a provider of Internet financial services, is currently one of Prime Response's clients. Mr. Ford serves as a director of E*Trade Group, Inc. in addition to being a director of Prime Response.

 Loan to Mr. Peter J. Boni

   In June 1999, Peter J. Boni, Prime Response's President, Chief Executive Officer and a director, purchased 636,225 shares of Prime Response common stock at a purchase price of $4.00 per share as part of a restricted stock award granted under Prime Response 1998 Stock Option/Stock Issuance Plan. In connection with that award, Prime Response loaned $2,544,900 to Mr. Boni for 10 years, interest-free, pursuant to a promissory note secured by the shares of common stock. This obligation will remain outstanding after the merger.

       SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS OF PRIME RESPONSE

   The following table sets forth information regarding the beneficial ownership of Prime Response's common stock as of February 15, 2001, by:

  . each person or entity or group of affiliated persons or entities known by Prime Response to be the beneficial owner of five percent (5%) or more of the outstanding shares of common stock;

  . each director and each executive officer named in the "Summary
    Compensation Table for Prime Response Executive Officers;" and

  . all of Prime Response's current directors and executive officers and certain former directors and executive officers as a group.

   Unless otherwise indicated, the address of each beneficial owner listed below is c/o Prime Response, Inc., 150 CambridgePark Drive, Cambridge, Massachusetts 02140.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, none of these persons or entities has a relationship with Prime Response. Unless otherwise indicted, each person or entity named in the table below has sole voting and investment power (or shares such power with his or her immediate family) with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws. Percentage of beneficial ownership is based on 20,482,070 shares of common stock outstanding as of February 15, 2001. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of February 15, 2001 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

                                                                  Shares
                                                            Beneficially Owned
                                                            ------------------
Name of Beneficial Owner                                      Number   Percent
------------------------                                    ---------- -------
General Atlantic Partners, LLC(1)..........................  9,269,217  45.3%
 3 Pickwick Plaza
 Suite 200
 Greenwich, CT 06830
Peter J. Boni(2)...........................................    636,225   3.1
Terence H. Osborne(3)......................................    101,245     *
James Carling(4)...........................................  5,285,500  25.8
William E. Ford(1)(5)......................................  9,311,637  45.5
Marc F. McMorris(6)........................................     20,000     *
William W. Wyman(6)........................................     30,000     *
Paul B. Lavallee(7)........................................    195,500     *
Allen A.A. Swann(8)........................................    248,330   1.2
Gary Daniels(6)............................................     45,932     *
All former and current directors and executive officers as
 a group (9 persons)(9).................................... 15,874,369  77.5

--------
 * Less than 1%.

(1) Includes 4,697,334 shares held by General Atlantic Partners 42, L.P., 477,113 shares held by General Atlantic Partners 48, L.P., 1,553,642 shares and warrants to purchase 255,075 shares held by General Atlantic Partners 52, L.P., 677,461 shares held by General Atlantic Partners 57, L.P., 1,380,030 shares held by GAP Coinvestment Partners, L.P., and 483,637 shares and warrants to purchase 57,425 shares held by GAP Coinvestment Partners II, L.P. Also includes 46,250 shares subject to stock options held by Mr. Ford which are exercisable within 60 days of December 31, 2000. Mr. Ford is a managing member of General Atlantic Partners, LLC, which is the general partner of each of General Atlantic Partners 42, L.P., General Atlantic Partners 48, L.P. and General Atlantic Partners 52, L.P. and General Atlantic Partners 57, L.P. Mr. Ford is also a general partner of GAP Coinvestment Partners, L.P. and GAP Coinvestment Partners II, L.P. Mr. Ford disclaims beneficial ownership with respect to any of these shares, except to the extent of any pecuniary interest therein.

(2) Includes 200,000 shares held in The Peter J. Boni February 2000 Retained Annuity Trust U/D/T dated February 28, 2000. Mr. Boni disclaims beneficial ownership with respect to the shares held in trust. Mr. Boni resigned as Chief Executive Officer, President and a director of Prime Response on January 31, 2001.

(3) Includes 101,817 shares subject to stock options exercisable within 60 days of February 15, 2001.

(4) Mr. Carling resigned as Prime Response's Chief Technology Officer on January 18, 2001.

(5) Includes 42,420 shares subject to stock options exercisable within 60 days of February 15, 2001.

(6) Consists solely of shares subject to stock options exercisable within 60 days of February 15, 2001.

(7) Includes 55,500 shares held in The Paul B. Lavallee Irrevocable Trust and includes 140,000 shares subject to stock options exercisable within 60 days of February 15, 2001. Mr. Lavallee disclaims beneficial ownership with respect to the shares held in trust.

(8) Includes 113,391 shares subject to stock options exercisable within 60 days of February 15, 2001.

(9) Includes 493,560 shares subject to stock options exercisable within 60 days of February 15, 2001.

                            CHORDIANT SOFTWARE, INC.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

   On January 8, 2001, Chordiant entered into a merger agreement (the "Merger Agreement") to acquire Prime Response in a transaction to be accounted for as a purchase under U.S. generally accepted accounting principles. Under the terms of the Merger Agreement, all issued and outstanding shares of Prime Response will be exchanged for 12,289,242 shares of Chordiant's common stock with a value of approximately $34.8 million. In addition, based on an exchange ratio of approximately 0.60 share of Chordiant common stock for every share of Prime Response common stock, all of Prime Response's outstanding options will be converted into options to purchase 1,367,464 shares of Chordiant's common stock and all of Prime Response's outstanding warrants will be converted into warrants to purchase 1,306,551 shares of Chordiant's common stock. The fair value of the options and warrants of approximately $3.2 million and $3.5 million, respectively, was determined using the Black-Scholes option pricing model and is included as a component of the purchase price. In accordance with Financial Accounting Standards Board Interpretation No. 44 ("FIN 44"), Accounting for Certain Transactions Involving Stock Compensation--an interpretation of APB 25, unvested stock options granted by Chordiant in exchange for options held by Prime Response will be considered part of the purchase price. However, to the extent that service will be required subsequent to the date of the acquisition in order to vest in the replacement options, a portion of the intrinsic value of the unvested options will be deducted from the fair value of the options issued and allocated to unearned stock-based compensation. The amount allocated to unearned compensation will be based on the portion of the intrinsic value of the replacement options at the acquisition date related to future vesting periods and will be recognized as compensation expense over the remaining service period. Chordiant also anticipates incurring approximately $3.0 million in acquisition related expenses, which consist primarily of financial advisory, accounting and legal fees and $4.0 million in integration and restructuring costs. The purchase price will be allocated to the assets acquired, including tangible and intangible assets, and liabilities assumed based upon the fair value of such assets and liabilities on the date of acquisition.

   On July 19, 2000, Chordiant and White Spider Software, Inc. ("White Spider") entered into a stock purchase agreement (the "Agreement") accounted for as a purchase under U.S. generally accepted accounting principles. Under the terms of the Agreement, Chordiant issued 349,954 shares of common stock valued at approximately $5.9 million in exchange for the 4,728,290 shares of White Spider common stock outstanding as of the date of the acquisition. In addition, employee options to purchase approximately 1,710,000 shares of White Spider common stock were assumed by Chordiant and became options to purchase 126,562 shares of Chordiant common stock. The fair value of the options of approximately $2.1 million was determined using the Black-Scholes option pricing model and is included as a component of the purchase price in accordance with FIN 44. Chordiant also incurred $200,000 in transaction costs. The purchase price was allocated to the assets acquired, including tangible and intangible assets, and liabilities assumed based upon the fair value of such assets and liabilities on the date of acquisition.

   The Unaudited Pro Forma Combined Condensed Balance Sheet and Statements of Operations are not necessarily indicative of the operating results that would have been achieved had the transactions been in effect as of the beginning of the periods presented and should not be construed as being representative of future operating results. The historical financial statements of Chordiant, White Spider and Prime Response are included elsewhere in this joint proxy statement/prospectus and the Unaudited Pro Forma Combined Condensed Financial Information presented herein should be read in conjunction with those financial statements and related notes.

                            CHORDIANT SOFTWARE, INC.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                               DECEMBER 31, 2000
                             (amounts in thousands)

                                                Prime     Pro Forma     Pro Forma
                                   Chordiant  Response   Adjustments    Combined
                                   ---------  ---------  -----------    ---------
             ASSETS

Current assets:
  Cash and cash equivalents......  $ 41,465   $  27,139   $             $ 68,604
  Short-term investments.........    26,203         --                    26,203
  Accounts receivable--third
   parties, net..................    19,423      10,616        (207)(9)   29,832
  Accounts receivable--related
   parties.......................     1,057         --          207 (9)    1,264
  Other current assets...........     7,149       3,046                   10,195
                                   --------   ---------                 --------
    Total current assets.........    95,297      40,801                  136,098
Property and equipment, net......     5,050       3,390                    8,440
Intangible assets, net...........     4,585       5,220      12,105 (4)   21,910
Other assets.....................     2,516       1,671                    4,187
                                   --------   ---------                 --------
    Total assets.................  $107,448   $  51,082                 $170,635
                                   ========   =========                 ========

  LIABILITIES AND STOCKHOLDERS'
              EQUITY

Current liabilities:
  Borrowings.....................  $    595   $     --    $             $    595
  Accounts payable...............     5,081       5,154                   10,235
  Accrued expenses...............     8,163       6,299       7,000 (2)   21,462
  Accrued interest income........       --          176                      176
  Deferred revenue--third
   parties.......................    17,441       6,312      (3,118)(3)   20,635
  Deferred revenue--related
   parties.......................     3,488         --                     3,488
  Capital lease obligations......       --           78                       78
                                   --------   ---------                 --------
    Total current liabilities....    34,768      18,019                   56,669
Accrued interest income, non
 current.........................       --        1,222                    1,222
Deferred revenue--third parties..     8,013         --                     8,013
Deferred revenue--related
 parties.........................     1,103         --                     1,103
Other liabilities................       244         --                       244
                                   --------   ---------                 --------
    Total liabilities............    44,128      19,241                   67,251
                                   --------   ---------                 --------
Stockholders' equity:
  Common stock...................        41         205        (205)(5)       53
                                                                 12 (1)
  Additional paid-in capital.....   170,386     155,355    (155,355)(5)  211,924
                                                             34,782 (1)
                                                              3,241 (1)
                                                              3,515 (1)
  Notes receivable from
   stockholders..................    (1,799)     (2,545)      2,545 (5)   (1,799)
  Treasury stock.................       --       (4,273)      4,273 (5)      --
  Unearned compensation..........    (7,290)     (1,997)      1,997 (5)   (7,290)
  Accumulated deficit............   (97,920)   (114,965)    114,965 (5)  (99,406)
                                                             (1,486)(4)
  Accumulated other comprehensive
   income (loss).................       (98)         61         (61)(5)      (98)
                                   --------   ---------                 --------
    Total stockholders' equity...    63,320      31,841                  103,384
                                   --------   ---------                 --------
    Total liabilities and
     stockholders' equity........  $107,448   $  51,082                 $170,635
                                   ========   =========                 ========

        See accompanying notes to Unaudited Pro Forma Combined Condensed Financial Information for explanation of Pro Forma adjustments.

                            CHORDIANT SOFTWARE, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2000
                (amounts in thousands, except per share amounts)

                                            Chordiant
                          ------------------------------------------------  Historical
                          Historical  Historical   Pro Forma     Pro Forma    Prime     Pro Forma    Pro Forma
                          Chordiant  White Spider Adjustments    Chordiant   Response  Adjustments   Combined
                          ---------- ------------ -----------    ---------  ---------- -----------   ---------
Net revenues:
 License--third
  parties...............   $ 10,728     $  --       $            $ 10,728    $ 15,750    $ (736)(6)  $  25,742
 License--related
  parties...............      6,168        --                       6,168          --       736 (6)      6,904
 Service--third
  parties...............      3,980       281         (245)(9)      4,016       9,906                   13,958
 Service--related
  parties...............     12,813        --                      12,813          --                   12,813
 Applications hosting...         --        --                          --       3,207                    3,207
                           --------     -----                    --------    --------                ---------
   Total net revenues...     33,689       281                      33,725      28,863                   62,624
                           --------     -----                    --------    --------                ---------
Cost of revenues:
 License--third
  parties...............        873        --                         873          79                      952
 License--related
  parties...............         39        --                          39          --                       39
 Service--third
  parties...............     15,878       109         (245)(9)     15,742       8,046                   23,788
 Service--related
  parties...............      1,632        --                       1,632          --                    1,632
 Application hosting....         --        --                          --       3,314                    3,314
 Non-cash compensation
  expense...............      2,040        56          255 (10)     2,351         116                    2,467
                           --------     -----                    --------    --------                ---------
   Total cost of
    revenues............     20,462       165                      20,637      11,555                   32,192
                           --------     -----                    --------    --------                ---------
Gross profit............     13,227       116                      13,088      17,308                   30,432
                           --------     -----                    --------    --------                ---------
Operating expenses:
 Sales and marketing:
   Non-cash compensation
    expense.............      1,488        16           72 (10)     1,304       2,701                    4,205
   Other sales and
    marketing...........     22,422        33                      21,455      26,301                   48,756
 Research and
  development:
   Non-cash compensation
    expense.............      2,039        45                       2,084         126                    2,210
   Other research and
    development.........     14,437       114                      14,551      10,464                   25,015
   Purchased in-process
    research and
    development.........      4,234        --                       4,234          --                    4,234
 General and
  administration:
   Non-cash compensation
    expense.............        689        --                         689         119                      808
   Other general and
    administration......      5,493        50                       5,543       7,002                   12,545
 Amortization of
  intangible assets.....        802        --        1,795 (11)     2,597          --     4,035 (7)      6,632
                           --------     -----                    --------    --------                ---------
   Total operating
    expenses............     51,604       258                      53,657      46,713                  104,405
                           --------     -----                    --------    --------                ---------
Loss from operations....    (38,377)     (142)                    (40,569)    (29,405)                 (73,973)
Interest income
 (expense)..............       (269)       (1)                       (270)      1,736                    1,466
Interest and other
 income, net............      3,290        --                       3,290           5                    3,295
                           --------     -----                    --------    --------                ---------
Loss before income
 taxes..................    (35,356)     (143)                    (37,549)    (27,664)                 (68,212)
Provision for income
 taxes..................         --        --                          --         (74)                     (74)
                           --------     -----                    --------    --------                ---------
Net loss................    (35,356)     (143)                    (37,549)    (27,590)                 (68,138)
Preferred stock dividend
 and BCF................         --        --                          --     (41,234)                 (41,234)
                           --------     -----                    --------    --------                ---------
Net loss attributable to
 common stockholders....   $(35,356)    $(143)                   $(37,549)   $(68,824)               $(110,372)
                           ========     =====                    ========    ========                =========
Pro forma net loss per
 share:
 Basic and diluted......   $  (1.05)                                                                 $   (2.39)
Shares used to compute
 pro forma net loss per
 share basic and
 diluted................     33,690                                                      12,480 (8)     46,170

        See accompanying notes to Unaudited Pro Forma Combined Condensed Financial Information for explanation of Pro Forma adjustments.

                            CHORDIANT SOFTWARE, INC.

                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                             FINANCIAL INFORMATION
                     (for the year ended December 31, 2000)


NOTE 1--BASIS OF PRESENTATION:

   On July 19, 2000, Chordiant completed its acquisition of all the outstanding capital stock of White Spider. The White Spider acquisition was accounted for using the purchase method of accounting and, accordingly, the net assets and results of operations of White Spider have been included in the financial statements of Chordiant since the acquisition date.

   The Unaudited Pro Forma Combined Condensed Balance Sheet gives effect to the proposed acquisition of Prime Response as if it occurred on December 31, 2000 and combines the consolidated balance sheet of Chordiant as of December 31, 2000 and the consolidated balance sheet of Prime Response as of December 31, 2000. The Unaudited Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 2000 gives effect to the Prime Response acquisition as if it had occurred on January 1, 2000 and presents the Unaudited Pro Forma Combined Condensed Statement of Operations of Chordiant for the year ended December 31, 2000 combined with the consolidated statement of operations of Prime Response for the year ended December 31, 2000. The Unaudited Pro Forma Combined Condensed Statement of Operations of Chordiant includes the historical results of operations of Chordiant for the year ended December 31, 2000 combined with the unaudited results of operations of White Spider for the period from January 1, 2000 to July 18, 2000 as if the White Spider acquisition occurred on January 1, 2000.

   The Unaudited Pro Forma Combined Condensed Financial Information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the dates indicated, nor is it necessarily indicative of the future operating results or the financial position of the combined companies.

NOTE 2--PURCHASE PRICE ALLOCATION:

   The Unaudited Pro Forma Combined Condensed Financial Information reflects a total purchase price for the Prime Response acquisition of approximately $44.5 million. The purchase price consists of 12,289,242 common shares valued at approximately $34.8 million, 1,367,464 options to purchase common shares of Chordiant at a weighted average exercise price of $11.94 per common share valued at approximately $3.2 million, 1,306,551 warrants to purchase common shares of Chordiant at a weighted exercise price of $14.14 per common share valued at approximately $3.5 million, and approximately $3.0 million in transaction costs. The value of Chordiant's common stock was based on a per share value of approximately $2.83 measured as the average fair market value of Chordiant's outstanding common stock from January 4, 2001 through January 10, 2001, two trading days before, the day of, and two days after the Merger Agreement was signed.

   The purchase price will be allocated to the assets acquired, including tangibles and intangible assets, and liabilities assumed based upon the fair value of such assets and liabilities on the date of acquisition. A valuation of the intangible assets acquired is being conducted by an independent third-party appraisal company and is expected to be completed prior to closing. In addition, management is in the process of assessing and formulating its integration plans, which are expected to include employee separations and elimination of duplicate facilities. The finalization of these plans could result in a material change to the estimate of accrued Prime Response-related restructuring charges. While the exact amount of the restructuring costs is not known, management believes that the costs could range between $3.0 million and $5.0 million.

                            CHORDIANT SOFTWARE, INC.

                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                       FINANCIAL INFORMATION--(Continued)


   The purchase price has been preliminary allocated as follows (in thousands):

   Fair value of net tangible assets acquired and liabilities assumed.......................................................... $30,959
   In-process research and development...............................   1,486
   Purchased technology..............................................   4,515
   Workforce in place................................................   2,740
   Tradenames........................................................     982
   Goodwill..........................................................   3,867
                                                                      -------
                                                                      $44,549
                                                                      =======

   The tangible assets consist primarily of cash and cash equivalents, account receivable, prepaid and other current assets and property and equipment. The liabilities assumed consist primarily of accounts payable, accrued expenses and deferred revenue.

   Prime Response is currently developing new products that qualify as in-process research and development. For the purposes of determining which projects qualified as in-process research and development, technological feasibility is defined as being equivalent to completion of design verification testing, when the design is finalized and ready for pilot testing.

   As of the date of this joint proxy statement/prospectus, Prime Response's in-process research and development efforts consisted of three projects for which the estimated state of completion is 47%, 21% and 79%, respectively. The applications from these in-process projects will be integrated into Prime Response products over the next several quarters. The efforts required to complete these projects include the completion of all planning, designing and testing activities that are necessary to establish that the product can be produced to meet its design requirements, including functions, features and technical performance requirements.

   The estimated value of the acquired in-process research and development was computed using a discounted cash flow analysis rate of 35% on the anticipated income stream of the related product revenues. The discounted cash flow analysis was based on management's forecast of future revenues, cost of revenues, and operating expenses related to the products and technologies purchased from Prime Response. The value of in-process research and development has been further reduced by the estimated value of core technology and will be expensed in the period the transaction is consummated. The calculation of value will be adjusted to reflect only the value creation efforts of Prime Response prior to the closing of the acquisition.

   The estimates used in valuing in-process research and development were based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Prime Response's assumptions may be incomplete and inaccurate, and Chordiant cannot be sure that unanticipated events and circumstances will not occur that affect the values of in-process research and development efforts. Accordingly, actual results may vary from projected results. Any such variances may result in a material adverse effect on Chordiant's financial condition and results of operations.

   The value allocated to the assembled workforce is attributable to the Prime Response workforce in place after the acquisition which eliminates the need to hire new replacement employees. The value was determined by estimating the cost involved in assembling a new workforce including costs of salaries, benefits, training and recruiting.

   The excess of purchase price over tangible and intangible assets acquired and liabilities assumed was recorded as goodwill.

                            CHORDIANT SOFTWARE, INC.

                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                       FINANCIAL INFORMATION--(Continued)


   Based on the timing of the closing of the transaction, the finalization of the integration plans and other factors, the pro forma adjustments may differ materially from those presented in this pro forma financial information. A change in the pro forma adjustments would result in a reallocation of the purchase price affecting the value assigned to purchased in-process research and development and long-term assets. The income statement effect of these changes will depend on the nature and amount of the assets or liabilities adjusted. Two examples on how the pro forma combined condensed financial statements may be affected are as follows:

  . A $500,000 increase in the preliminary allocation to in-process research and development would result in a reallocation of the purchase price resulting in a $500,000 decrease in long-term assets, a corresponding $166,667 decrease to the annual amortization charge and an increase of $500,000 to the immediate charge for in-process research and development.

  . A $500,000 increase in the accrued restructuring charges would result in a $500,000 increase in long-term assets and a corresponding $166,667 increase to the annual amortization charge.

NOTE 3--UNAUDITED PRO FORMA COMBINED CONDENSED NET LOSS PER SHARE:

   The shares used in computing net loss per share for the year ended
December 31, 2000 is based upon Chordiant's historical weighted average common shares outstanding together with the shares issued in the White Spider and Prime Response acquisitions as if such shares were issued on January 1, 2000. Common stock issuable upon the exercise of stock options and warrants and the conversion of convertible debentures have not been included, as they are anti-dilutive.

NOTE 4--PURCHASE ADJUSTMENTS:

   The following adjustments were applied to the pro forma combined condensed financial information:

   (1) To reflect the issuance of shares and options for the acquisition of Prime Response by Chordiant as if the acquisition occurred on December 31, 2000.

   (2) To record the accrual of estimated costs resulting from the acquisition including merger, integration and restructuring costs. It is anticipated that Chordiant will incur charges related to the business combination with Prime Response currently estimated to be $7.0 million of which $4.0 million relates to integration and restructuring costs and $3.0 million relates principally to financial advisory, accounting and legal fees. Actual amounts ultimately incurred could differ from estimated amounts.

   (3) To adjust the deferred revenue balance to the fair value of the remaining services to be provided by Prime Response under contractual terms.

   (4) To record intangible assets acquired at estimated fair values.

   (5) To eliminate Prime Response historical stockholders' equity.

   (6) To reclassify related parties transactions to conform with Chordiant's presentation of related parties transactions.

   (7) To record the amortization expense associated with intangible assets over their estimated useful life of three years as if the acquisition had occurred on January 1, 2000.

   (8) Pro forma weighted average number of shares include common stock issued by Chordiant to acquire White Spider and Prime Response as if the acquisitions had occurred on January 1, 2000.

                            CHORDIANT SOFTWARE, INC.

                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                       FINANCIAL INFORMATION--(Continued)


   (9) To eliminate intercompany transactions.

  (10) To record amortization of unearned compensation resulting from the unvested options issued by Chordiant to acquire White Spider over the remaining vesting period as if the White Spider acquisition had occurred on January 1, 2000. Unvested options granted by Chordiant in exchange for outstanding unvested options held by employees of White Spider were included in the calculation of the purchase price of White Spider. To the extent that services are required after the consummation date in order to vest in the replacement options, a portion of the unvested options' intrinsic value was allocated to unearned stock based compensation and is amortized over the remaining vesting period as if the acquisition of White Spider had occurred on January 1, 2000.

  (11) To record the amortization expense associated with intangible assets resulting from the White Spider acquisition over their estimated life of three years as if the White Spider acquisition had occurred on January 1, 2000.

                    DESCRIPTION OF CHORDIANT'S CAPITAL STOCK

 Description of Capital Stock

   Chordiant's authorized capital stock consists of 300,000,000 shares of common stock, $0.001 par value, and 51,000,000 shares of preferred stock, $0.001 par value. As of the record date, there were 38,096,739 shares of Chordiant common stock outstanding, held by 205 stockholders of record.

 Chordiant Common Stock

   The holders of Chordiant's common stock are permitted one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are allowed to receive dividends as may be declared by the board of directors out of funds legally available in proportion to their stockholdings. If Chordiant liquidates, dissolves or winds up, holders of common stock are allowed to share in proportion to their stockholdings in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

 Preferred Stock

   Under Chordiant's amended and restated certificate of incorporation, Chordiant's board has the authority, without further action by stockholders, to issue up to 51,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could reduce the voting power of holders of common stock and reduce the likelihood that the holders of common stock will receive dividend payments and payments upon liquidation. This issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock could also have the effect of delaying, deterring or preventing a change in control of Chordiant. Chordiant has no present plans to issue any shares of preferred stock.

 Delaware Anti-Takeover Law

   Statutory Business Combination Provision. Chordiant is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

  . before that date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  . on or after that date, the business combination is approved by the board of directors and authorized at a meeting of stockholders, by the vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

   In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person associated with or controlling or controlled by the entity or person.

   Section 203 defines business combinations to include:

  . any merger involving the corporation and the interested stockholder;

  . any sale or other transfer involving the interested stockholder of 10% or more of the assets of the corporation;

  . any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, or other financial benefits provided by or through the corporation.

 Charter and Bylaw Protections

   Chordiant's amended and restated certificate of incorporation provides that any action required or permitted to be taken by Chordiant's stockholders might be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. In addition, Chordiant's amended and restated bylaws provide that special meetings of Chordiant's stockholders may be called only by the chairman of the board of directors, the chief executive officer or the board of directors by a resolution adopted by a majority of the total number of authorized directors, or by the holders of 50% of Chordiant's outstanding voting stock. Furthermore, Chordiant's amended and restated certificate of incorporation requires the advance notice of stockholders' nominations for the election of directors and business brought before a meeting of stockholders.

   Chordiant's amended and restated certificate of incorporation specifies that Chordiant's board of directors will be classified into three classes of directors. Under Delaware law, directors of a corporation with a classified board may be removed only for cause unless the corporation's certificate of incorporation provides otherwise. Chordiant's amended and restated certificate does not provide otherwise. In addition, the amended and restated certificate of incorporation specifies that the authorized number of directors may be changed only by resolution of the board of directors and excludes cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Chordiant's amended and restated certificate of incorporation provides that a majority of the directors in office, even if less than a quorum, can fill vacancies created by resignation, death, disqualification, removal or by an increase in the size of the board.

   Some provisions of Chordiant's amended and restated certificate of incorporation may only be amended with the approval of 66 2/3% of Chordiant's outstanding voting stock and Chordiant's amended and restated bylaws may be amended only by the board or by the approval of 66 2/3% of Chordiant's outstanding voting stock.

   These provisions contained in Chordiant's amended and restated certificate of incorporation and Chordiant's amended and restated bylaws could delay or discourage some types of transactions involving an actual or potential change in control of Chordiant or its management, which includes transactions in which stockholders might otherwise receive a premium for their shares over then current prices. They may also limit the ability of stockholders to remove Chordiant's current management or approve transactions that stockholders may consider to be in their best interests and, therefore, could adversely affect the price of Chordiant's common stock.

 Transfer Agent And Registrar

   The transfer agent and registrar for Chordiant's common stock is EquiServe LP. Its telephone number is (781) 575-2508.

                       COMPARISON OF STOCKHOLDERS' RIGHTS

   Both Prime Response and Chordiant are Delaware corporations and are governed by the Delaware General Corporation Law. In addition, the rights of Prime Response stockholders are currently governed by the third amended and restated certificate of incorporation of Prime Response and the amended and restated bylaws of Prime Response, and the rights of Chordiant stockholders are governed by the amended and restated certificate of incorporation of Chordiant and the amended and restated bylaws of Chordiant. After the effective time of the merger, the rights of holders of Prime Response capital stock who become holders of Chordiant common stock will be governed by the Chordiant amended and restated certificate of incorporation, the Chordiant amended and restated bylaws and Delaware law. In most respects, the rights of holders of Prime Response capital stock are similar to the rights of holders of Chordiant common stock. The following is a summary of the material differences between such rights. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, Delaware law as well as to the Prime Response third amended and restated certificate of incorporation, the Prime Response amended and restated bylaws, the Chordiant amended and restated certificate of incorporation and the Chordiant amended and restated bylaws.

Authorized Capital Stock

   Chordiant. The authorized capital stock of Chordiant consists of 300,000,000 shares of common stock, $0.001 par value, and 51,000,000 shares of preferred stock, $0.001 par value.

   Prime Response. The authorized capital stock of Prime Response consists of 60,000,000 shares of common stock, $0.01 par value, and 1,000,000 shares of preferred stock, $0.01 par value.

Number of Directors

   Chordiant. The Chordiant board of directors currently consists of 9 members.

   Prime Response. The Prime Response board of directors currently consists of 6 members, and there is currently one vacancy on the Prime Response board of directors.

Changes in the Number of Directors

   Chordiant. Chordiant's amended and restated bylaws provides that the setting of the authorized number of directors and any changes to the authorized number of directors may be effected only by resolution of the Chordiant board of directors.

   Prime Response. Prime Response's amended and restated bylaws provides that the setting of the authorized number of directors and any changes to the authorized number of directors may be effected only by resolution of the Prime Response board of directors.

Election of Directors

   Under Delaware General Corporation Law, corporations may elect to have a classified board, whereby only a portion of a corporation's directors are elected at each annual meeting. Furthermore, all elections of directors shall be by written ballot, unless otherwise provided in the certificate of incorporation.

   Chordiant. Chordiant's amended and restated certificate of incorporation provides for a staggered board of directors consisting of three classes of directors. One class of directors stands for election at each annual meeting of the stockholders. Chordiant's amended and restated certificate of incorporation opts out of the default rule in the Delaware General Corporation Law relating to written ballots and provides that the election of directors need not be by written ballot.

   Prime Response. Prime Response's third amended and restated certificate of incorporation provides for a staggered board of directors consisting of three classes of directors. One class of directors stands for election at each annual meeting of the stockholders. Prime Response's third amended and restated certificate of incorporation opts out of the default rule in the Delaware General Corporation Law relating to written ballots and provides that the election of directors need not be by written ballot.

Removal of Directors

   Chordiant. Chordiant's amended and restated certificate of incorporation provides that any director or the entire board of directors may be removed, only with cause, by the holders of a majority of the shares entitled to vote at an election of directors.

   Prime Response. Prime Response's third amended and restated certificate of incorporation provides that directors of Prime Response may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the shares of capital stock of the corporation issued and outstanding and entitled to vote.

Special Meeting of Stockholders

   Under the Delaware General Corporation Law, a special meeting of stockholders may be called by the board of directors or any other person authorized to do so in the corporation's certificate of incorporation or bylaws.

   Chordiant. Chordiant's amended and restated bylaws state that a special meeting of the stockholders may be called for any purpose or purposes by the chairman of the board of directors, the chief executive officer, a majority of the board of directors, or the holders of shares entitled to cast not less than fifty (50%) of the votes at such meeting.

   Prime Response. Prime Response's amended and restated bylaws state that a special meeting of stockholders may be called by the chairman of the board of directors, the president or the board of directors.

Amendments to the Bylaws

   The Delaware General Corporation Law states that stockholders entitled to vote have the power to adopt, amend or repeal the bylaws of a corporation. A corporation, in its certificate, may also confer this power on the board of directors in addition to the stockholders.

   Chordiant. The amended and restated certificate of incorporation of Chordiant provides that its bylaws may be altered or amended and new bylaws adopted by the affirmative vote of at least 66 2/3% of the voting power of the then-outstanding shares of the voting stock of the corporation entitled to vote. The amended and restated certificate of incorporation of Chordiant also gives the board of directors power to adopt, amend or repeal bylaws.

   Prime Response. Generally, the amended and restated bylaws of Prime Response allow for alteration, amendment, repeal or adoption of new bylaws by an affirmative vote of a majority of the directors present at any meeting of the board of directors in which a quorum is present, or by the affirmative vote of a majority of the stockholders at any regular or special meeting of stockholders where proper notice of such alteration, amendment, repeal or adoption of the bylaws is provided.

   However, the amended and restated bylaws of Prime Response requires the affirmative vote of 75% of the shares of the capital stock of Prime Response issued and outstanding and entitled to vote to amend, repeal or adopt any provision inconsistent with bylaw provisions relating to the persons entitled to call special meetings, provisions relating to the nomination of directors, provisions relating to the notice required for stockholder proposals, provision preventing action by written consent, provisions relating to the directors eligible to act as chairman and secretary of stockholder meetings, provisions of the bylaws with respect to directors and the provisions regarding amendments to the bylaws.

Amendments to the Certificate of Incorporation

   The Delaware General Corporation Law provides that, unless a greater vote is required by the certificate of incorporation, amendment, adoption or repeal of provisions of the certificate of incorporation require the board of directors to adopt a resolution setting forth the amendment, adoption or repeal, and then present it to the stockholders to be voted upon. A majority of the stockholders must approve the amendment to the certificate of incorporation for it to become effective.

   Chordiant. Notwithstanding Delaware law, Chordiant's amended and restated certificate of incorporation provides that the affirmative votes of the holders of at least 66 2/3% of the voting power of all the then-outstanding shares of the voting stock, voting together as a single class, shall be required to alter, amend or repeal provisions in Chordiant's amended and restated certificate of incorporation relating to officers and directors, relating to indemnification of directors, and relating to the vote required to amend the certificate of incorporation.

   Prime Response. Notwithstanding Delaware law, Prime Response's third amended and restated certificate of incorporation requires the affirmative votes of the holders of at least 75% of the shares of capital stock of Prime Response that are issued and outstanding to amend or repeal or to adopt any provision inconsistent with the provisions of the certificate of incorporation relating to directors, relating to written consents and relating to the ability to call special meetings.

Adjournment of Meetings

   Chordiant. The Chordiant amended and restated certificate of incorporation provides that any meeting of stockholders, whether annual or special, may be adjourned from time to time, either by the chairman of the meeting or by the vote of a majority of the shares casting shares. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken and the adjournment is for 30 days or less.

   Prime Response. The Prime Response amended and restated bylaws provides that any meeting of stockholders may be adjourned to any time or other place by the stockholders present or represented at the meeting and entitled to vote, although less than a quorum, or, if no stockholder is present, by any officer entitled to preside at, or act as secretary of such meeting. Notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken and the adjournment is of less than 30 days, unless after the adjournment a new record date is fixed for the adjourned meeting.

                                 LEGAL MATTERS

   The validity of the Chordiant common stock to be issued in the merger will be passed upon for Chordiant by Cooley Godward LLP. Certain tax consequences of the merger will be passed upon for Chordiant by Cooley Godward LLP and for Prime Response by Hale and Dorr LLP.

                                    EXPERTS

   The consolidated financial statements of Chordiant as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000 included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

   The financial statements of White Spider Software, Inc. as of December 31, 1999 and for the year then ended included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The consolidated financial statements of Prime Response as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000 included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   Chordiant Software, Inc. is a Delaware corporation. Chordiant's principal executive offices are located 20400 Stevens Creek Blvd., Cupertino, CA 95014, and its telephone number is (408) 517-6100.

   Prime Response, Inc. is a Delaware corporation. Prime Response's principal executive offices are located at 150 CambridgePark Dr., Cambridge, MA 02140, and its telephone number is (617) 876-8300.

   Chordiant and Prime Response each file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the companies file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Chordiant's and Prime Response's public filings are also available to the public from commercial document retrieval services and at the Internet Website maintained by the SEC at http://www.sec.gov.

   If you would like to request documents, please do so by March 12, 2001 to receive them before the special meeting. If you request any documents that have been incorporated by reference herein, the appropriate company will mail them to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

   Chordiant common stock is listed on the Nasdaq National Market under the symbol "CHRD." Prime Response common stock is listed on the Nasdaq National Market under the symbol "PRME." You may inspect reports and other information concerning Chordiant and Prime Response at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

   Chordiant has filed a Form S-4 registration statement to register with the SEC the offering and sale of the shares of Chordiant common stock to be issued to Prime Response stockholders in the merger. This joint proxy statement/prospectus is a part of such registration statement and constitutes a prospectus of Chordiant and a proxy statement of both Chordiant and Prime Response with respect to their respective special meetings. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted as provided by the rules and regulations of the SEC. You may inspect and copy the registration statement at any of the addresses listed above.

   Chordiant has supplied all information contained in this joint proxy statement/prospectus relating to Chordiant or Puccini Acquisition Corp., and Prime Response has supplied all information contained in this joint proxy statement/prospectus relating to Prime Response.

   You should rely only on the information contained in this joint proxy statement/prospectus to vote your shares at the special meeting. Neither Chordiant nor Prime Response has authorized anyone to provide you with information that differs from that contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated February 26, 2001. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of shares of Chordiant common stock in the merger shall create any implication to the contrary.

   Chordiant Software, Inc., the Chordiant Software, Inc. logos and all other Chordiant product and service names are registered trademarks or trademarks of Chordiant Software, Inc. in the United States and in other select countries. Prime Response, Inc., the Prime Response logos and all other Prime Response product and service names are registered trademarks or trademarks of Prime Response, Inc. in the United States and in other select countries. "(R)"and "(TM)" indicate US registration and US trademark, respectively. Other third party logos and product/trade names are registered trademarks or trade names of their respective companies.

                         INDEX TO FINANCIAL STATEMENTS

CHORDIANT SOFTWARE, INC. AND SUBSIDIARIES: FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

                                                                            Page
                                                                            ----
Report of Independent Accountants..........................................  F-3
Consolidated Balance Sheets................................................  F-4
Consolidated Statements of Operations......................................  F-5
Consolidated Statements of Stockholders' Equity (Deficit)..................  F-6
Consolidated Statements of Cash Flows......................................  F-7
Notes to Consolidated Financial Statements.................................  F-8

WHITE SPIDER SOFTWARE, INC.: FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED
DECEMBER 31, 1999 AND SIX MONTHS ENDED JUNE 30, 2000

Report of Independent Accountants.......................................... F-25
Balance Sheets ............................................................ F-26
Statements of Operations .................................................. F-27
Statement of Stockholders' Equity.......................................... F-28
Statement of Cash Flows ................................................... F-29
Notes to Financial Statements.............................................. F-30

PRIME RESPONSE, INC. AND SUBSIDIARIES: FINANCIAL STATEMENTS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

Report of Independent Accountants.......................................... F-38
Consolidated Balance Sheets ............................................... F-39
Consolidated Statements of Operations ..................................... F-40
Consolidated Statements of Stockholders' Equity (Deficit) ................. F-41
Consolidated Statements of Cash Flows ..................................... F-42
Notes to Consolidated Financial Statements................................. F-43

Chordiant Software, Inc. And Subsidiaries
Financial Statements
Fiscal Years ended
December 31, 1998, 1999 and 2000

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Chordiant Software, Inc.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Chordiant Software, Inc. ("Chordiant") and its subsidiaries at December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Chordiant's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

San Jose, California
February 1, 2001

                            CHORDIANT SOFTWARE, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (in thousands, except per share data)

                                                              December 31,
                                                            ------------------
                                                              1999      2000
                                                            --------  --------
ASSETS
Current assets:
  Cash and cash equivalents................................ $  6,719  $ 41,465
  Short-term investments...................................    2,000    26,203
  Accounts receivable--third parties, net..................    7,233    19,423
  Accounts receivable--related parties.....................    1,211     1,057
  Other current assets.....................................    1,775     7,149
                                                            --------  --------
    Total current assets...................................   18,938    95,297
Property and equipment, net................................    2,580     5,050
Intangible assets, net.....................................       --     4,585
Other assets...............................................      568     2,516
                                                            --------  --------
    Total assets........................................... $ 22,086  $107,448
                                                            ========  ========
LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED
 STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Borrowings............................................... $  2,608  $    595
  Accounts payable.........................................    2,101     5,081
  Accrued expenses.........................................    2,493     8,163
  Deferred revenue--third parties..........................    6,031    17,441
  Deferred revenue--related parties........................    3,872     3,488
                                                            --------  --------
    Total current liabilities..............................   17,105    34,768
Borrowings, long-term......................................   10,617        --
Deferred revenue--third parties............................      293     8,013
Deferred revenue--related parties..........................       --     1,103
Other liabilities..........................................      244       244
                                                            --------  --------
    Total liabilities......................................   28,259    44,128
                                                            --------  --------
Mandatorily redeemable convertible preferred stock, $0.001
 par value; 25,028 shares authorized; 22,412 and no shares
 issued and outstanding....................................   51,609        --
                                                            --------  --------
Commitments and contingencies (Note 10)

Stockholders' equity (deficit):
  Common Stock, $0.001 par value; 300,000 shares
   authorized; 5,906 and 38,206 shares issued and
   outstanding.............................................        6        41
  Additional paid-in capital...............................   14,652   170,386
  Notes receivable from stockholders.......................     (406)   (1,799)
  Unearned compensation....................................   (9,470)   (7,290)
  Accumulated deficit......................................  (62,564)  (97,920)
  Accumulated other comprehensive loss.....................       --       (98)
                                                            --------  --------
    Total stockholders' equity (deficit)...................  (57,782)   63,320
                                                            --------  --------
      Total liabilities, mandatorily redeemable convertible
       preferred stock and stockholders' equity (deficit).. $ 22,086  $107,448
                                                            ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            CHORDIANT SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)


                                                    Year Ended December 31,
                                                   ----------------------------
                                                     1998      1999      2000
                                                   --------  --------  --------
Net revenues:
 License--third parties........................... $  4,360  $  5,938  $ 10,728
 License--related parties.........................       --     2,069     6,168
 Service--third parties...........................    8,013     9,007     3,980
 Service--related parties.........................       92       574    12,813
                                                   --------  --------  --------
    Total net revenues............................   12,465    17,588    33,689
                                                   --------  --------  --------
Cost of net revenues:
 License--third parties...........................      425       263       873
 License--related parties.........................       --       134        39
 Service--third parties...........................    8,846    13,999    15,878
 Service--related parties.........................      101       353     1,632
 Non-cash compensation expense....................      127       692     2,040
                                                   --------  --------  --------
    Total costs of net revenues...................    9,499    15,441    20,462
                                                   --------  --------  --------
Gross profit......................................    2,966     2,147    13,227
                                                   --------  --------  --------
Operating expenses:
 Sales and marketing:
  Non-cash compensation expense...................      122       739     1,488
  Other sales and marketing.......................   12,580    13,368    22,422
 Research and development:
  Non-cash compensation expense...................      155       846     2,039
  Other research and development..................    5,858     6,494    14,437
  Purchased in-process research and development...       --        --     4,234
 General and administrative:
  Non-cash compensation expense...................       85       383       689
  Other general and administrative................    2,046     2,668     5,493
 Amortization of intangible assets................       --        --       802
                                                   --------  --------  --------
    Total operating expenses......................   20,846    24,498    51,604
                                                   --------  --------  --------
Loss from operations..............................  (17,880)  (22,351)  (38,377)
Interest expense..................................     (121)   (1,067)     (269)
Interest and other income, net....................      561       281     3,290
                                                   --------  --------  --------
Net loss.......................................... $(17,440) $(23,137) $(35,356)
                                                   ========  ========  ========
Net loss per share:
 Basic and diluted................................ $  (3.44) $  (4.34) $  (1.05)
                                                   ========  ========  ========
 Weighted average shares used in computing
  basic and diluted net loss per share............    5,075     5,327    33,690
                                                   ========  ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            CHORDIANT SOFTWARE, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (in thousands)

                                                  Note                               Accumulated      Total
                     Common Stock   Additional Receivable                               Other     Stockholders' Compre-
                     --------------  Paid-in      from       Unearned   Accumulated Comprehensive    Equity     hensive
                     Shares  Amount  Capital   Stockholder Compensation   Deficit       Loss        (Deficit)     Loss
                     ------  ------ ---------- ----------- ------------ ----------- ------------- ------------- --------
Balance at December
 31, 1997..........   5,013   $ 5    $  1,300    $    --     $     --    $(21,987)      $ --        $(20,682)
 Exercise of stock
  options..........     236    --          56         --           --          --         --              56
 Repurchase of
  Common Stock.....     (30)   --         (27)        --           --          --         --             (27)
 Unearned
  compensation.....      --    --       1,500         --       (1,500)         --         --              --
 Amortization of
  unearned
  compensation.....      --    --          --         --          489          --         --             489
 Stock option
  cancellations....      --    --          (9)        --            9          --         --              --
 Comprehensive
  loss:
 Net loss..........      --    --          --         --           --     (17,440)        --         (17,440)   $(17,440)
 Comprehensive
  loss.............      --    --          --         --           --          --         --              --    $(17,440)
                     ------   ---    --------    -------     --------    --------       ----        --------    --------
Balance at December
 31, 1998..........   5,219     5       2,820         --       (1,002)    (39,427)        --         (37,604)
 Exercise of stock
  options..........     713     1         745       (406)          --          --         --             340
 Repurchase of
  Common Stock.....     (26)   --         (41)        --           --          --         --             (41)
 Unearned
  compensation.....      --    --      11,274         --      (11,274)         --         --              --
 Amortization of
  unearned
  compensation.....      --    --          --         --        2,660          --         --           2,660
 Stock option
  cancellations....      --    --        (146)        --          146          --         --              --
 Comprehensive
  loss:
 Net loss..........      --    --          --         --           --     (23,137)        --         (23,137)   $(23,137)
 Comprehensive
  loss.............      --    --          --         --           --          --         --              --    $(23,137)
                     ------   ---    --------    -------     --------    --------       ----        --------    --------
Balance at December
 31, 1999..........   5,906     6      14,652       (406)      (9,470)    (62,564)        --         (57,782)
 Exercise of stock
  options..........   2,581     2       2,798     (1,456)          --          --         --           1,344
 Repurchase of
  Common Stock.....     (86)   --         (77)        63           --          --         --             (14)
 Conversion of
  Preferred Stock
  into Common
  Stock............  22,412    22      51,587         --           --          --         --          51,609
 Conversion of debt
  into Common
  Stock............   2,000     2       9,998         --           --          --         --          10,000
 Issuance of Common
  Stock in initial
  public offering..   4,925     5      80,406         --           --          --         --          80,411
 Unearned
  compensation.....      --    --       2,043         --       (2,043)         --         --              --
 Amortization of
  unearned
  compensation.....      --    --          --         --        6,256          --         --           6,256
 Common Stock
  issued in
  connection with
  White Spider
  acquisition......     350     4       8,022         --       (2,033)         --         --           5,993
 Issuance of Common
  Stock for
  Employee Stock
  Purchase Plan....     118    --         957         --           --          --         --             957
 Comprehensive
  loss:
 Net loss..........      --    --          --         --           --     (35,356)        --         (35,356)   $(35,356)
 Foreign currency
  translation......      --    --          --         --           --          --        (98)            (98)        (98)
                                                                                                                --------
 Comprehensive
  loss.............      --    --          --         --           --          --         --              --    $(35,454)
                     ------   ---    --------    -------     --------    --------       ----        --------    ========
Balance at December
 31, 2000..........  38,206   $41    $170,386    $(1,799)    $ (7,290)   $(97,920)      $(98)       $ 63,320
                     ======   ===    ========    =======     ========    ========       ====        ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            CHORDIANT SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                   Year Ended December 31,
                                                  ----------------------------
                                                    1998      1999      2000
                                                  --------  --------  --------
Cash flows from operating activities:
 Net loss........................................ $(17,440) $(23,137) $(35,356)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation and amortization..................      521     1,276     1,502
  Purchased in-process research and development..       --        --       734
  Amortization of intangibles....................       --        --       802
  Stock-based compensation expense...............      489     2,660     6,256
  Provision for doubtful accounts................       17       470      (529)
  Changes in assets and liabilities:
   Accounts receivable-third parties.............   (4,963)   (2,416)  (11,639)
   Accounts receivable-related parties...........       15    (1,109)      154
   Other current assets..........................      311    (1,501)   (5,374)
   Other assets..................................     (181)     (340)   (1,912)
   Accounts payable..............................    3,936    (2,451)    2,774
   Accrued expenses..............................    1,308       378     5,637
   Deferred revenue--third parties...............    1,317       605    19,130
   Deferred revenue--related parties.............       --    (2,128)      719
   Other liabilities.............................      103       141        --
                                                  --------  --------  --------
    Net cash used in operating activities........  (14,567)  (27,552)  (17,102)
                                                  --------  --------  --------
Cash flows from investing activities:
 Purchases of property and equipment.............   (2,033)     (990)   (3,948)
 Cash acquired in the acquisition of White
  Spider, net of cash used.......................       --        --        29
 Purchases of short-term investments.............   (9,558)   (2,800)  (24,203)
 Proceeds from sales and maturities of short-term
  investments....................................    8,507     1,851        --
                                                  --------  --------  --------
    Net cash used in investing activities........   (3,084)   (1,939)  (28,122)
                                                  --------  --------  --------
Cash flows from financing activities:
 Proceeds from issuance of mandatorily redeemable
  convertible preferred stock, net...............       --    22,660        --
 Proceeds from common stock issuance in initial
  public offering, net...........................       --        --    80,411
 Exercise of stock options.......................       56       340     1,344
 Proceeds from issuance of common stock for
  Employee Stock Purchase Plan...................       --        --       957
 Repurchase of common stock......................      (27)      (41)      (14)
 Proceeds from borrowings........................      781    14,627        --
 Repayment of borrowings.........................     (362)   (3,089)   (2,630)
                                                  --------  --------  --------
    Net cash provided by financing activities....      448    34,497    80,068
                                                  --------  --------  --------
Effect of exchange rate changes on cash and cash
 equivalents.....................................       --        --       (98)
Net increase (decrease) in cash and cash
 equivalents.....................................  (17,203)    5,006    34,746
Cash and cash equivalents at beginning of
 period..........................................   18,916     1,713     6,719
                                                  --------  --------  --------
Cash and cash equivalents at end of period....... $  1,713  $  6,719  $ 41,465
                                                  ========  ========  ========
Supplemental cash flow information:
 Cash paid for interest.......................... $    112  $  1,062  $    270
                                                  ========  ========  ========
 Cash paid for taxes............................. $     --  $     --  $     53
                                                  ========  ========  ========
Supplemental non-cash flow activities:
 Issuance of Common Stock upon conversion of
  Preferred Stock................................ $     --  $     --  $ 51,609
                                                  ========  ========  ========
 Issuance of Common Stock in connection with the
  White Spider acquisition....................... $     --  $     --  $  8,026
                                                  ========  ========  ========
 Issuance of Common Stock upon conversion of
  debt........................................... $     --  $     --  $ 10,000
                                                  ========  ========  ========
 Common Stock issued for stockholder notes....... $    112  $    406  $  1,456
                                                  ========  ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            CHORDIANT SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (in thousands, except per share data)

NOTE 1--THE COMPANY:

   Chordiant Software, Inc. ("Chordiant") was incorporated in California in March 1991 and reincorporated in Delaware in October 1997.

   In February 2000, Chordiant completed its initial public offering in which Chordiant sold 4,500 shares of its Common Stock resulting in net proceeds to Chordiant of $73,311, net of issuance cost. In February 2000, Chordiant's underwriters exercised their over-allotment option, which resulted in the sale of an additional 425 shares of Chordiant's stock, which generated additional proceeds of $7,100. Upon closing of the initial public offering, each outstanding share of Chordiant's Convertible Preferred Stock was automatically converted into one share of Common Stock of Chordiant, resulting in the issuance of 22,412 shares of Common Stock.

   Chordiant provides e-business infrastructure software for customer interaction applications. Chordiant's product helps enable companies to offer their customers personalized marketing, sales programs, e-business services and customer support across multiple channels of communications.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Reclassifications

   The statement of operations reflects reclassifications to allocate the non-cash compensation expense related to the issuance of stock options from a single-line presentation within operating expenses to the respective amounts in cost of net revenues, sales and marketing, research and development and general and administrative expense.

 Principles of consolidation

   The accompanying consolidated financial statements include the accounts of Chordiant and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

 Use of estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include the allowance for doubtful accounts, valuation of deferred tax assets and the estimates associated with the percentage-of-completion method of accounting for certain of Chordiant's revenue contracts.

 Cash, cash equivalents and short-term investments

   All highly liquid investments with a maturity of three months or less from their date of purchase are considered to be cash equivalents.

   Chordiant's short-term investments consist of debt securities with maturities greater than three months at the date of purchase. The Company classifies all short-term investments as available-for-sale in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, Chordiant's investments are carried at fair value as of the balance sheet date. Unrealized gains and losses are reported net of related taxes as a separate component of stockholder's

                           CHORDIANT SOFTWARE, INC.

                     (in thousands, except per share data)

equity (deficit). Additionally, the cost of securities sold is based upon the specific identification method. At December 31, 1999 and 2000, amortized cost approximated fair value and unrealized gains and losses were insignificant.

   The portfolio of short-term investments (including cash and cash equivalents) consisted of the following:

                                                                  December 31,
                                                                 --------------
                                                                  1999   2000
                                                                 ------ -------
   Cash......................................................... $  631 $15,671
   Money market and money funds.................................     24     222
   Commercial paper.............................................  6,064  22,975
   U.S. Corporate bonds.........................................     --     637
   U.S. Corporate notes.........................................  2,000   3,249
   Municipal bonds..............................................     --  22,093
   U.S. Government bonds and notes..............................     --   2,821
                                                                 ------ -------
                                                                 $8,719 $67,668
                                                                 ====== =======

 Fair value of financial instruments

   Chordiant's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable and accounts payable are carried at cost, which approximates fair value because of the short-term nature of those instruments. The reported amounts of borrowings approximate fair value due to the market value interest rates which these debts bear.

   Chordiant enters into foreign currency forward exchange contracts to hedge against exposure to changes in foreign currency exchange rates of underlying assets and liabilities, primarily certain receivables that are denominated in British pounds. The estimated fair value of foreign currency forward exchange contracts represents the difference in value of the contracts at the spot rate and the forward rate and is based primarily on quoted market prices for the same or similar instruments, adjusted where necessary for maturity differences. The table below provides information about Chordiant's foreign currency forward exchange contracts and corresponding fair value at December 31, 2000.

                                                              Contract
                                         Contract    Weighted  Amount
                                          Amount     Average     in
                                        in British   Contract   U.S.   Fair
                                          Pounds       Rate   Dollars  Value
                                       ------------- -------- -------- -----
   Foreign currency to be sold under
   contract:
   British pounds..................... (Pounds)8,500  1.4623  $12,429  $(280)

 Property and equipment

   Property and equipment are recorded at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of assets which range from three to seven years. Amortization of leasehold improvements is calculated using the straight-line method over the shorter of the economic life of the asset or the lease term. Purchased internal-use software consists primarily of amounts paid for perpetual licenses to third party software applications which are amortized over their estimated useful life, generally three years.

                            CHORDIANT SOFTWARE, INC.

                     (in thousands, except per share data)


 Intangible assets

   Intangible assets resulting from the acquisition of White Spider Software, Inc. ("White Spider") were determined by management to be primarily associated with goodwill and workforce in place. Goodwill and workforce in place are amortized on a straight-line basis over their estimated period of benefit, which is three years (see Note 3).

 Long-lived assets

   Chordiant accounts for long-lived assets under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires the Company to review for impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. To date, no impairment loss has been recognized.

 Revenue recognition

   Chordiant derives revenues from licenses of its software and related services, which include assistance in implementation, customization and integration, post-contract customer support, training and consulting.

   On contracts involving significant implementation or customization essential to the functionality of Chordiant's product, license and service revenues are recognized under the percentage-of-completion method using labor hours incurred as the measure of progress towards completion as prescribed by Statement of Position ("SOP") No. 81-1, "Accounting for Performance of Construction-Type and Certain Product-Type Contracts." Chordiant considers that a project is completed at the go-live date. Provisions for estimated contract losses are recognized in the period in which the loss becomes probable and can be reasonably estimated. When Chordiant sells additional licenses, revenue from additional seats is recognized at the go-live date if the seats have been delivered. Chordiant classifies revenues from these arrangements as license and services revenues based upon the estimated fair value of each element.

   On contracts that do not involve significant implementation or customization essential to the functionality of Chordiant's product, license fees are recognized when there is persuasive evidence of an arrangement for a fixed and determinable fee that is probable of collection and when delivery has occurred as prescribed by SOP No. 97-2, "Software Revenue Recognition." For arrangements with multiple elements, Chordiant recognizes revenue for services and post-contract customer support based upon vendor specific objective evidence ("VSOE") of fair value of the respective elements. VSOE of fair value for the services element is based upon the standard hourly rates Chordiant charges for services when such services are sold separately. VSOE of fair value for annual post-contract customer support is established with the optional stated future renewal rates included in the contracts. When contracts contain multiple elements, and VSOE of fair value exists for all undelivered elements, Chordiant accounts for the delivered elements, principally the license portion, based upon the "residual method" as prescribed by SOP No. 98-9, "Modification of SOP No. 97-2 with Respect to Certain Transactions."

   In situations in which Chordiant is not responsible for implementation services but is obligated to provide unspecified additional software products in the future, Chordiant recognizes revenue as a subscription ratably over the term of the commitment period.

                            CHORDIANT SOFTWARE, INC.

                     (in thousands, except per share data)

   Revenues from reseller arrangements are recognized on the "sell-through" method, when the reseller reports to Chordiant the sale of Chordiant's software products to end users. Chordiant's agreements with its customers and resellers do not contain product return rights.

   Other service revenues from consulting and training services are recognized as such services are performed. Service revenues from post-contract customer support are recognized ratably over the support period, generally one year.

   In future periods, Chordiant expects to derive revenues from contracts that provide for implementation services at a fixed hourly rate. On other contracts, the Company expects to derive revenues from the licensing of the installed product on a per transaction basis. In connection with such arrangements, Chordiant will recognize the fair value of the implementation services as such services are delivered and will recognize license fees on a monthly basis at the contractual rate per transaction.

   Chordiant bills customers in accordance with contract terms. Amounts billed to customers in excess of revenues recognized are recorded as deferred revenues.

 Concentrations of credit risk

   Financial instruments that potentially subject Chordiant to concentrations of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. To date, Chordiant has invested excess funds in money market accounts, commercial paper, municipal bonds and term notes. Chordiant deposits cash, cash equivalents and short-term investments with financial institutions that management believes are credit worthy. Chordiant's accounts receivable are derived from revenues earned from customers located in the United States, United Kingdom, Canada, Netherlands and South Africa. Chordiant performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Chordiant maintains reserves for potential credit losses on customer accounts when deemed necessary. To date, such losses have not been material.

   The following table summarizes the revenues from customers, of which Company H is a related party, in excess of 10% of total net revenues:

                                                                    Year Ended
                                                                   December 31,
                                                                  ----------------
                                                                  1998  1999  2000
                                                                  ----  ----  ----
   Company A.....................................................  12%   30%   --
   Company B.....................................................  --    19%   --
   Company C.....................................................  14%   --    --
   Company D.....................................................  36%   --    --
   Company E.....................................................  19%   --    --
   Company F.....................................................  --    --    14%
   Company G.....................................................  --    --    19%
   Company H.....................................................  --    15%   30%

   At December 31, 1999, Company A accounted for 24% of accounts receivable. At December 31, 2000, Company G accounted for 64% of accounts receivable.

                            CHORDIANT SOFTWARE, INC.

                     (in thousands, except per share data)

 Software development costs

   Costs incurred in the research and development of new products and enhancements to existing products are charged to expense as incurred until the technological feasibility of the product or enhancement has been established through the development of a working model. After establishing technological feasibility, additional development costs incurred through the date the product is available for general release to customers would be capitalized and amortized over the estimated product life. To date, the period between achieving technological feasibility and general release has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, Chordiant has not capitalized any software development costs.

 Advertising costs

   Advertising costs are charged to sales and marketing expense as incurred. Advertising costs for the years ended December 31, 1998, 1999 and 2000 totaled $1,955, $1,340 and $838, respectively.

 Stock-based employee compensation

   Chordiant accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," the provisions of Financial Accounting Standards Board Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," ("FIN 28") and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price of the stock option being granted. Stock-based compensation is amortized in accordance with FIN 28 using the multiple option approach. SFAS No. 123 defines a "fair value" based method of accounting for an employee stock option or similar equity instrument. The pro forma disclosures of the difference between compensation expense included in net loss and the cost measured by the fair value method are presented in Note 12.

   The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services."

 Foreign currency translation

   The functional currency of Chordiant's sales offices located in Europe is their respective local currency. Foreign currency assets and liabilities are translated at the current exchange rates at each balance sheet date. Revenues and expenses are translated at weighted average exchange rates in effect during the year. The related gains and losses from foreign currency translation are recorded in accumulated other comprehensive income as a separate component of stockholders' equity (deficit).

   All foreign-currency-denominated assets and liabilities are remeasured at the current exchange rates (spot rates) with any resulting transaction gains and losses recognized in current earnings. Chordiant also records gains and losses on foreign currency forward exchange contracts in current earnings based on the difference between the spot rate at the balance sheet date and the spot rate at the date of inception of the foreign currency forward exchange contract. To date, gains and losses on hedged foreign-currency denominated assets and liabilities have been offset by the gains and losses on the foreign currency forward exchange contracts. Other foreign currency transaction gains and losses were not significant during the periods presented.

                            CHORDIANT SOFTWARE, INC.

                     (in thousands, except per share data)

 Income taxes

   Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in Chordiant's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

 Reverse stock split

   In November 1999, Chordiant's Board of Directors approved a 1-for-2 reverse stock split of Chordiant's outstanding shares. The reverse stock split became effective on February 2000. All share and per share information included in these consolidated financial statements have been adjusted to reflect this reverse stock split.

 Net loss per share

   Basic and diluted net loss per share is computed by dividing the net loss for the period by weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share includes potential common stock unless their effect is antidilutive. Potential common stock consist of the incremental number of common shares issuable upon conversion of Mandatorily Redeemable Convertible Preferred Stock (using the if-converted method), common shares issuable upon the exercise of stock options (using the treasury stock method) and common shares issuable upon the assumed conversion of convertible debt (using the if-converted method) and common shares subject to repurchase by Chordiant.

   The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

                                                   Years Ended December 31,
                                                  ----------------------------
                                                    1998      1999      2000
                                                  --------  --------  --------
Net loss......................................... $(17,440) $(23,137) $(35,356)
                                                  --------  --------  --------
Weighted average common shares...................    5,075     5,391    33,897
Weighted average unvested
 Common shares subject to repurchase.............       --       (64)     (207)
                                                  --------  --------  --------
Denominator for basic and diluted calculation....    5,075     5,327    33,690
                                                  --------  --------  --------
Net loss per share--basic and diluted............ $  (3.44) $  (4.34) $  (1.05)
                                                  ========  ========  ========

                            CHORDIANT SOFTWARE, INC.

                     (in thousands, except per share data)

   The following table sets forth the weighted average potential common shares that are excluded from the calculation of diluted net loss per share as their effect is anti-dilutive:

                                                             Year Ended December
                                                                     31,
                                                             -------------------
                                                              1998   1999  2000
                                                             ------ ------ -----
Weighted average effect of antidilutive securities:
  Mandatorily Redeemable Convertible Preferred Stock........ 16,449 17,999 2,702
  Convertible debt..........................................     --  1,479   241
  Employee stock options....................................  1,909  6,202 4,219
  Common shares subject to repurchase.......................     --     64   207
                                                             ------ ------ -----
                                                             18,358 25,744 7,369
                                                             ====== ====== =====

 Segment information

   Effective January 1, 1998, Chordiant adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way companies report information about operating segments in financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. In accordance with the provisions of SFAS No. 131, Chordiant has determined that it operates in only one operating segment.

   Foreign revenues are based on the country in which the customer is located. The following is a summary of total net revenues by geographic area:

                                                         Year Ended December 31,
                                                         -----------------------
                                                          1998    1999    2000
                                                         ------- ------- -------
   United Kingdom....................................... $ 3,441 $ 3,973 $21,903
   United States........................................   2,729  10,974   7,912
   South Africa.........................................      --      --   1,739
   Germany..............................................      --      --   1,647
   Canada...............................................   1,724     642     364
   Netherlands..........................................   4,500   1,653     123
   Other................................................      71     346       1
                                                         ------- ------- -------
                                                         $12,465 $17,588 $33,689
                                                         ======= ======= =======

   Property and equipment information is based on the physical location of the assets. The following is a summary of property and equipment by geographic area:

                                                                   December 31,
                                                                   -------------
                                                                    1999   2000
                                                                   ------ ------
   United States.................................................. $2,350 $4,427
   United Kingdom.................................................    230    591
   Other..........................................................     --     32
                                                                   ------ ------
                                                                   $2,580 $5,050
                                                                   ====== ======

                            CHORDIANT SOFTWARE, INC.

                     (in thousands, except per share data)

 Comprehensive income

   Chordiant adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income," effective January 1, 1998. This statement requires companies to classify items of comprehensive income (loss) by their nature in the financial statements and display the accumulated balance of comprehensive income (loss) separately in the stockholders' equity (deficit) section of the balance sheet. For the three years ended December 31, 2000, foreign currency translation adjustments included in comprehensive income (loss) were insignificant. There were no other items of comprehensive income (loss).

 Recent accounting pronouncements

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supercedes and amends a number of existing accounting standards. SFAS No. 133 requires that all derivatives be recognized in the balance sheet at their fair market value and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to any derivatives. In July 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Accounting for Derivatives Instruments and Hedging Activities--Deferral of Effective Date of FASB Statement No. 133." SFAS No. 137 deferred the effective date until fiscal years commencing after June 15, 2000. Chordiant will adopt SFAS No. 133 in its quarter ending March 31, 2001. Chordiant does not believe that the pronouncement will have a material impact on its financial condition or results of operations as currently conducted.

   In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. In June 2000, the SEC issued SAB No. 101B to defer the effective date of implementation of SAB 101 until the fourth quarter of fiscal 2000. The adoption of SAB 101 did not have a material effect on Chordiant's financial position or results of operations.

NOTE 3--ACQUISITION:

   On July 19, 2000, Chordiant and White Spider entered into a stock purchase agreement (the "Agreement"). Under the terms of the Agreement, Chordiant issued 350 shares of Common Stock in exchange for the 4,728 shares of White Spider's Common Stock outstanding as of the date of the acquisition. In addition, employee options to purchase approximately 1,710 of White Spider's Common Stock were assumed by Chordiant and became options to purchase 127 shares of Chordiant's Common Stock. This transaction was accounted for as a purchase business combination in accordance with APB No. 16, "Business Combinations." Total consideration for the transaction, including direct acquisition cost, was estimated as follows:

   Shares of Chordiant Common Stock.................................. $ 5,904
   Options to purchase Chordiant Common Stock........................   2,122
   Less: Intrinsic value of unvested option allocated to deferred stock-based compensation.........................................  (2,033)
   Direct acquisition cost...........................................     200
                                                                      -------
                                                                      $ 6,193
                                                                      =======

   The value of the options included in the purchase price was determined using the Black-Scholes option pricing model. In accordance with FIN 44, "Accounting for Certain Transactions Involving Stock

                            CHORDIANT SOFTWARE, INC.

                     (in thousands, except per share data)
Compensation--an interpretation of APB No. 25," stock options granted by Chordiant in exchange for options held by White Spider was considered part of the purchase price paid by Chordiant. However, to the extent that service was required subsequent to the date of the acquisition in order to vest in the replacement unvested options, the intrinsic value of the unvested options was deducted from the fair value of the options issued and allocated to unearned compensation. The amount allocated to unearned compensation will be recognized as compensation expense over the remaining vesting period.

   In accordance with APB No. 16, the total consideration paid has been allocated to assets acquired, including tangible and intangible assets, and liabilities assumed based on their respective estimated fair values at the acquisition date. Fair values were based on management estimates and an independent appraisal of certain intangible assets. The total consideration was allocated as follows:

   Fair value of net tangible assets acquired and liabilities
    assumed........................................................... $   92
   In-process research and development................................    734
   Workforce-in-place.................................................    198
   Goodwill...........................................................  5,169
                                                                       ------
                                                                       $6,193
                                                                       ======

   Tangible assets acquired principally include cash and cash equivalents, accounts receivable, fixed assets and other assets. Liabilities assumed principally include borrowing, accounts payable and accrued expenses.

   The value of the purchased in-process research and development was determined by estimating the projected net cash flows related to the product under development, determined based upon Chordiant's estimates of costs to complete the development of the technology and the future revenue to be earned upon commercialization of the products. The estimated stage of completion (expressed as a percentage of completion) was calculated and then was applied to the net cash flow for the product. A discount rate of 25% was applied to the projected cash flows of the in-process research and development to determine their net present value. As of the date of the acquisition, White Spider's in-process research and development efforts consisted of one project for which the estimated state of completion was 67%.

   The value attributed to in-process research and development was charged to expense in the period the acquisition was consummated. The write-off was necessary because the acquired in-process technology has not yet reached technological feasibility and has no future alternatives uses. The product under development may not achieve commercial viability. The nature of the efforts required to develop the purchased in-process research and development into a commercially viable product principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the product can be produced to meet its designed specifications, including functions, features and technical performance requirements.

   The value allocated to the assembled workforce is attributable to the workforce in place after the acquisition which eliminates the need to hire new replacement employees. The value was determined by estimating the cost involved in assembling a new workforce including costs of salaries, benefits, training and recruiting. Workforce in place is amortized on a straight-line basis over the estimated period of benefit, which is three years.

   The excess of purchase price over tangible and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. Goodwill is amortized on a straight-line basis over the estimated period of benefit, which is three years.

                            CHORDIANT SOFTWARE, INC.

                     (in thousands, except per share data)

NOTE 4--PURCHASE OF IN-PROCESS RESEARCH AND DEVELOPMENT:

   Chordiant entered into a license and related service agreements with a customer who alleged a breach of the agreements between the parties. At December 31, 1999, the outstanding receivable balance from this customer was $1,700. On March 1, 2000, the parties agreed to terminate the existing agreements and the customer agreed to pay the outstanding receivable of $1,700. The parties also entered into a separate technology agreement whereby the customer transferred to Chordiant ownership of certain in process technology and intellectual property developed by the parties under the existing agreements. Chordiant intends to use this technology to add additional functionality to its core product as well as develop and market a credit and collections application for the financial services industry. Chordiant agreed to pay the customer $3,500 for the intellectual property rights to the technology. The customer retains an option to purchase a license to the credit and collections application when it is made commercially available by Chordiant. The customer has also agreed to assist Chordiant by providing certain consulting services in designing the application. The consideration paid to acquire the in-process technology of $3,500 was charged to expense as in-process research and development in the period the Company entered into the technology agreement. The write off was necessary because the in-process technology had not reached technological feasibility and had no alternative uses.

NOTE 5--BALANCE SHEET COMPONENTS:

                                                                December 31,
                                                               ----------------
                                                                1999     2000
                                                               -------  -------
   Accounts receivable--third parties, net:
    Accounts receivable....................................... $ 7,957  $19,618
    Allowance for doubtful accounts...........................    (724)    (195)
                                                               -------  -------
                                                               $ 7,233  $19,423
                                                               =======  =======
   Property and equipment, net:
    Computer hardware......................................... $ 3,907  $ 4,919
    Purchased internal-use software...........................   1,082    1,537
    Furniture and equipment...................................   1,036      745
    Leasehold improvements....................................     533    1,347
                                                               -------  -------
                                                                 6,558    8,548
    Accumulated depreciation and amortization.................  (3,978)  (3,498)
                                                               -------  -------
                                                               $ 2,580  $ 5,050
                                                               =======  =======
   Accrued expenses:
    Accrued payroll and related expenses...................... $ 1,753  $ 5,753
    Other accrued liabilities.................................     740    2,410
                                                               -------  -------
                                                               $ 2,493  $ 8,163
                                                               =======  =======

NOTE 6--SOFTWARE DEVELOPMENT AND LICENSE AGREEMENTS:

   During 1996, Chordiant entered into a Value-Added Reseller License and Services Agreement with Forte Software, Inc. ("Forte"). Under this agreement, Chordiant may acquire full-use product licenses for assignment to one or more third-party end-users and pay Forte Software, Inc. the license fees due upon delivery of the product licenses. The amounts payable to Forte total 75% of the license fees charged to the end-user by Chordiant and are recognized as a cost of net revenues. Total expenses recorded for each of the three years ended December 31, 2000 represented $425, $263 and $873, respectively.

                            CHORDIANT SOFTWARE, INC.

                     (in thousands, except per share data)

NOTE 7--RELATED PARTY TRANSACTIONS:

   Chordiant previously entered into agreements with some holders of Chordiant's mandatorily redeemable convertible preferred stock. These agreements consist primarily of product licenses and related services. Revenues and related costs of revenues, together with deferred revenues and accounts receivable from these related parties, are separately disclosed in the financial statements.

NOTE 8--BORROWINGS:

 Revolving line of credit

   In January 1999, Chordiant entered into an accounts receivable line of credit (the "1999 Line") for borrowings of up to $4,000. Chordiant's borrowings under the 1999 Line were limited to 80% of eligible accounts receivable, accrued interest at bank's prime rate plus 0.25% (8.5% at December 31, 1999) and matured in January 2002. Borrowings outstanding under the 1999 Line at December 31, 1999 were $2,376.

   In August 2000, Chordiant renegotiated the 1999 Line and entered into a new revolving line of credit (the "2000 Line") under which Chordiant could borrow up to $11,500 with interest at the bank's prime rate or LIBOR (1, 2, 3 or 6 months maturity) plus 0.25% (9.75% at December 31, 2000). Borrowings are payable on August 2001, and are secured by all assets of Chordiant. At December 31, 2000, there were no borrowings outstanding under the 2000 Line.

   Under the terms of the 1999 Line and the 2000 Line, Chordiant is required to comply with certain restrictive covenants, which include maintaining minimum amounts of solvency and liquidity. At December 31, 1999 and 2000, Chordiant was in compliance with these covenants.

 Equipment loans

   At December 31, 1999, Chordiant maintained a credit facility with a bank consisting of four equipment loans (the "1999 Loans") in the aggregate amounts of $3,351. As of December 31, 1999, Chordiant had borrowed $910 under the 1999 Loans. The 1999 Loans accrued interest at the bank's prime rate plus 0.25% (8.5% at December 31, 1999). The 1999 Loans matured in June 2000, March 2000 and December 2000.

   During 2000, Chordiant extended two of the four equipment loans and entered into one additional equipment loan (the "2000 Loans") in the aggregate amounts of $3,343. As of December 31, 2000, Chordiant had borrowed $595 under the 2000 Loans. The 2000 Loans accrue interest at rates ranging from the bank's prime rate to the bank's prime rate plus 0.25% (9.5% to 9.75% at December 31, 2000).

   Under the term of the 1999 Loans and 2000 Loans, Chordiant is required to comply with certain restrictive covenants, which include maintaining minimum amounts of solvency and liquidity. At December 31, 1999 and 2000, Chordiant was in compliance with those covenants.

 Convertible debt

   In April 1999, Chordiant raised $10,000 through a convertible debt financing arrangement (the "Arrangement"). In accordance with the terms of the Arrangement, the outstanding debt of $10,000 was converted into 2,000 shares of Chordiant's common stock upon consummation of Chordiant's initial public offering.

                            CHORDIANT SOFTWARE, INC.

                     (in thousands, except per share data)

NOTE 9--INCOME TAXES:

   The components of loss before taxes are as follows:

                                                          December 31,
                                                   ----------------------------
                                                     1998      1999      2000
                                                   --------  --------  --------
   United States.................................. $(17,307) $(15,150) $(18,464)
   Foreign........................................     (133)   (7,987)  (16,892)
                                                   --------  --------  --------
   Total.......................................... $(17,440) $(23,137) $(35,356)
                                                   ========  ========  ========

   No provision for income taxes has been recorded for any period presented as Chordiant has incurred net operating losses for tax purposes. In addition, no benefit for income taxes has been recorded due to the uncertainty of the realization of any deferred tax assets.

   Deferred tax assets and liabilities consist of the following:

                                                               December 31,
                                                             ------------------
                                                               1999      2000
                                                             --------  --------
   Net operating loss carryforwards......................... $ 17,700  $ 18,952
   Accrued expenses and provisions..........................    3,700     1,107
   Tax credit carryforwards.................................    1,100     1,055
   Deferred revenue.........................................       --     9,686
   Depreciation and amortization............................       --       (19)
   Gross deferred tax assets................................   22,500    30,781
   Deferred tax valuation allowance.........................  (22,500)  (30,781)
                                                             --------  --------
   Net deferred tax assets.................................. $     --  $     --
                                                             ========  ========

   Chordiant provides a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on a number of factors, including the lack of a history of profits and the fact that the market in which Chordiant competes is intensely competitive and characterized by rapidly changing technology, management believes that there is sufficient uncertainty regarding the realization of deferred tax assets such that a full valuation allowance has been provided.

   At December 31, 2000, the Company had approximately $51,922 and $22,242 of net operating loss carryforwards for federal and state purposes, respectively. These carryforwards are available to offset future taxable income and expire beginning in 2020 and 2006, respectively. At December 31, 2000, there is $635 of federal credits that fully expire in 2020. The state credits of $420 do not expire.

   Under the Tax Reform Act of 1986, the amounts of and the benefit from net operating losses that can be carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the utilization of net operating losses include a cumulative stock ownership change of more than 50 over a three year period and other events. Chordiant has not yet determined whether or not operating loss benefits are impaired or limited.

                            CHORDIANT SOFTWARE, INC.

                     (in thousands, except per share data)


NOTE 10--COMMITMENTS AND CONTINGENCIES:

   Chordiant leases its facilities and some equipment under noncancelable operating leases which expire on various dates through 2004. Rent expense is recognized ratably over the lease term. Future minimum lease payments as of December 31, 2000 are as follows:

     Year Ending December 31,
     ------------------------
     2001............................................................. $ 2,630
     2002.............................................................   2,243
     2003.............................................................   2,296
     2004.............................................................   1,681
     2005.............................................................     818
     Thereafter.......................................................   4,013
                                                                       -------
                                                                       $13,681
                                                                       =======

   Rent expense for the years ended December 31, 1998, 1999 and 2000 totaled $1,036, $1,438 and $1,774, respectively.

NOTE 11--COMMON STOCK:

   During 1998, 1999 and 2000, Chordiant repurchased 30, 26 and 86, respectively, shares of Common Stock at original issuance prices for a total repurchase price of $27, $41 and $77, respectively. The shares were retired upon repurchase.

NOTE 12--STOCK OPTION PLANS:

   In November 1999, the 1999 equity incentive plan (the "1999 Plan") was adopted by the Board of Directors and amends Chordiant's 1997 equity plan. The 1999 Plan provides for the grant to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986 and for grants to employees, directors and consultants of nonstatutory stock options and stock purchase rights. Unless terminated sooner, the 1999 Plan will terminate automatically in 2009. A total of 13,107 shares of Common Stock have been reserved for issuance under the 1999 Plan. The number of shares reserved under the plan will automatically increase at the end of each year by the greater of
(1) 5% of outstanding shares on that date and (2) the number of shares of common stock subject to stock awards made under the 1999 Plan during the prior twelve month period. However, the automatic increase is subject to reduction by the Board of Directors. The 1999 Plan is administered by the Board of Directors or a committee that this board delegated this power and provides generally that the option price shall not be less than the fair market value of the shares on the date of grant and that no portion may be exercised beyond ten years from that date. Under the 1999 Plan, stock options vest over a period that is limited to five years, but are typically granted with a four year vesting period. Each option outstanding under the 1999 Plan may be exercised in whole or in part at any time. Exercised but unvested shares are subject to repurchase by Chordiant at the initial exercise price. At December 31, 1999 and 2000, 161 and 158 shares were subject repurchase, respectively.

   During 1997, the Company implemented the Bonus and Salary Conversion Plan (the "Bonus Plan"). The Bonus Plan provides a means by which selected employees may elect to forego cash bonuses in exchange for fully vested options to purchase shares of Chordiant's Common Stock. During the year ended December 31, 1998, 189 options were granted under the Bonus Plan with exercise prices ranging from $0.14 to $0.40 per share. No options were granted under the Bonus Plan in subsequent years. The shares subject to the Bonus Plan shall not exceed 750.

                            CHORDIANT SOFTWARE, INC.

                     (in thousands, except per share data)


   The following table summarizes option activity under the Company's stock option plans:

                                            Year Ended December 31,
                                --------------------------------------------------
                                     1998             1999             2000
                                ---------------- ---------------- ----------------
                                        Weighted         Weighted         Weighted
                                        Average          Average          Average
                                        Exercise         Exercise         Exercise
                                Shares   Price   Shares   Price   Shares   Price
                                ------  -------- ------  -------- ------  --------
Outstanding at beginning of
 period.......................  2,218    $0.21   5,981    $0.60    7,774   $ 1.82
Granted.......................  4,436     0.74   3,393     3.66    4,360     8.35
Cancelled.....................   (437)    0.32    (887)    1.06     (826)   11.85
Exercised.....................   (236)    0.26    (713)    1.28   (2,581)    1.08
                                -----            -----            ------
Outstanding at end of period..  5,981     0.60   7,774     1.82    8,727     5.00
                                -----            -----            ------
Options exercisable at end of
 period.......................  1,284            2,672             2,687
                                -----            -----            ------
Weighted average minimum
 value/fair value of options
 granted during the period....           $0.16            $0.79            $ 6.90
                                         =====            =====            ======

   The following table summarizes information about stock options outstanding and exercisable at December 31, 2000:

                     Options Outstanding at December  Options Exercisable
                                 31, 2000             at December 31, 2000
                     -------------------------------- --------------------
                                  Weighted
                                   Average
                                  Remaining  Weighted             Weighted
                                 Contractual Average              Average
      Range of         Number       Life     Exercise   Number    Exercise
   Exercise Prices   Outstanding   (Years)    Price   Exercisable  Price
   ---------------   ----------- ----------- -------- ----------- --------
   $0.07-0.10              56        4.1      $ 0.08        56     $ 0.08
   $0.14                  306        7.4        0.14       204       0.14
   $0.30-0.40             130        6.7        0.30        75       0.30
   $0.64-0.90           1,768        7.5        0.66     1,289       0.66
   $1.20-1.50             357        7.8        1.29       171       1.29
   $2.72-4.03           2,180        8.7        3.72       634       3.73
   $5.13-7.10           2,679        9.7        6.29       182       6.29
   $7.69-11.31            480        9.4        8.93        65       8.82
   $11.88-16.63           223        9.6       12.60         7      13.04
   $18.00                 548        9.1       18.00         4      18.00
                        -----                            -----
                        8,727                            2,687
                        =====                            =====

   During the years ended December 31, 1998, 1999 and 2000, Chordiant recorded unearned compensation expense of approximately $1,500, $11,274 and $4,076, respectively, related to the issuance of stock options. The amount recorded in the year ended December 31, 2000 included $2,033 associated with Chordiant's acquisition of White Spider described in Note 3. These expenses are being amortized over a period of four years from the date of issuance using the "multiple option" approach prescribed by FIN 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Reward Plans." Amortization of unearned compensation expense related to these options of approximately $489, $2,660 and $6,256 was allocated among cost of net revenues, sales and marketing, research and development and general and administrative for all periods presented.

                            CHORDIANT SOFTWARE, INC.

                     (in thousands, except per share data)


   Had compensation cost for Chordiant's stock-based compensation awards been determined based on the minimum value at the grant dates as prescribed by SFAS No. 123, the Company's net loss would have been as follows:

                                                   Year Ended December 31,
                                                  ----------------------------
                                                    1998      1999      2000
                                                  --------  --------  --------
Net loss:
  As reported.................................... $(17,440) $(23,137) $(35,356)
  Pro forma...................................... $(17,746) $(23,944) $(45,041)
Basic and diluted net loss per share:
  As reported.................................... $  (3.44) $  (4.34) $  (1.05)
  Pro forma...................................... $  (3.50) $  (4.49) $  (1.34)

   Under SFAS No. 123, the minimum value of each option grant is estimated on the grant date using the following weighted average assumptions:

                                                                 Year Ended
                                                                December 31,
                                                               ----------------
                                                               1998  1999  2000
                                                               ----  ----  ----
Expected lives in years:
  Stock options............................................... 4.6   4.6    5.0
  Employee stock purchase plan................................ 0.5   0.5    0.5
Risk free interest rates:
  Stock options............................................... 6.2%  5.5%  6.10%
  Employee stock purchase plan................................ 0.0%  0.0%   5.8%
Volatility:
  Stock options............................................... 0.0%  0.0%   115%
  Employee stock purchase plan................................ 0.0%  0.0%    65%
Dividend yield................................................ 0.0%  0.0%   0.0%

   Because the determination of the fair value of all options granted after Chordiant became a public entity includes an expected volatility factor in addition to the other factors described in the table above and because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of the pro forma effects of option grants on reported results for future years.

NOTE 13--EMPLOYEE BENEFIT PLANS:

 401(k) Savings Plan

   Chordiant sponsors a 401(k) Savings Plan. Under the 401(k) Plan, employees may elect to contribute up to 15% of their pre-tax compensation. Chordiant's contributions to the 401(k) Plan totaled $99, $155 and $143 for the years ended December 31, 1998, 1999 and 2000, respectively.

 Defined contribution plan

   Chordiant also sponsors a defined contribution pension plan for the employees of Chordiant's sales office in the United Kingdom. Under the pension plan, each employee of the United Kingdom sales office may elect to contribute 5% of their pre-tax compensation. Chordiant's contributions to the pension plan totaled $62, $123 and $312 for the years ended December 31, 1998, 1999 and 2000, respectively.

                            CHORDIANT SOFTWARE, INC.

                     (in thousands, except per share data)

 1999 Employee stock purchase plan

   In November 1999, the 1999 employee stock purchase plan (the "ESPP") was adopted by the Board of Directors and became effective on February 14, 2000, the date of Chordiant's initial public offering. Eligible employees can have up to 15% of their earnings withheld, to be used to purchase shares of the Company's Common Stock on every February 15th and August 15th, for a total 24-month term. A new ESPP scheme commences each 6-month anniversary. An employee may participate in one ESPP scheme at any one time. The price of the Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock on the commencement date of each six month offering period or the specified purchase date. The amount that may be offered pursuant to this plan is 2,118 shares. In 2000, 118 shares were purchased under the ESPP at a weighted average price of $8.13.

 1999 Non-employee director option plan

   In November 1999, the 1999 director option plan was adopted by the Board of Directors and became effective on the date of the initial public offering. The director plan provides for the automatic grant of a nonstatutory option to purchase 25 shares of Common Stock to each new non-employee director who becomes a director after the date of Chordiant's initial public offering on the date that such person becomes a director. Each current and future non-employee director will automatically be granted an additional nonstatutory option to purchase 8 shares on the day after each of Chordiant's annual meetings of the stockholders. Each director who is a member of a board committee will automatically be granted an additional nonstatutory option to purchase 5 shares on the day after each of Chordiant's annual meetings of the stockholders. A total of 700 shares of Common Stock have been reserved for issuance under the director plan. The amount reserved under the plan will automatically increase each year by the greater of (1) 0.5% outstanding shares on such date and (2) the number of shares subject to stock awards made under the director plan during the prior twelve month period. However, the automatic increase is subject to reduction by the Board of Directors.

NOTE 14--QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

   The following is a summary of the unaudited quarterly results of operations for the periods shown:

                                    Year Ended December 31,
                ---------------------------------------------------------------
                             1999                            2000
                ------------------------------- -------------------------------
                 First  Second   Third  Fourth   First  Second   Third  Fourth
                Quarter Quarter Quarter Quarter Quarter Quarter Quarter Quarter
                ------- ------- ------- ------- ------- ------- ------- -------
Net revenues... $4,471  $3,721  $4,055  $5,341  $ 5,014 $7,396  $9,700  $11,579
Gross profit...  1,081     557     425      84      802  2,617   3,852    5,956
Net loss.......  4,337   5,588   5,511   7,701   13,195  7,852   8,043    6,266

NOTE 15--SUBSEQUENT EVENTS:

   On January 8, 2001, Chordiant entered into a merger agreement (the "Agreement") and Plan of Merger and Reorganization (the "Agreement") with Prime Response, Inc. ("Prime"). Pursuant to the Agreement, all issued and outstanding shares of Prime will be exchanged for 12,289 shares of Chordiant's common stock with a value of approximately $34,800. In addition, based on an exchange ratio of 0.60 shares of Chordiant common stock for every share of Prime, all of Prime's outstanding options and warrants will be converted into 1,367 and 1,307 shares of Chordiant's common stock, respectively. The fair value of the options and warrants of approximately $3,200 and $3,500, respectively, was determined using the Black-Scholes option pricing model and will be included as a component of the purchase price. The transaction will be accounted for as a purchase. The transaction has been approved by both Chordiant and Prime Board of Directors and the closing is subject to approval by Chordiant and Prime stockholders and certain other customary closing conditions.

White Spider Software, Inc.
Financial Statements
Fiscal Year Ended
December 31, 1999
And Six Months
Ended June 30, 2000

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of White Spider Software, Inc.

   In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of White Spider Software, Inc. at December 31, 1999, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of White Spider Software, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

September 8, 2000
San Jose, California

                          WHITE SPIDER SOFTWARE, INC.

                                 BALANCE SHEETS

                                                       December 31,  June 30,
                                                           1999        2000
                                                       ------------ -----------
                                                                    (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents...........................   $ 17,147    $ 65,710
  Accounts receivable, net............................     34,627      61,674
  Prepaid expenses and other current assets...........      2,166      35,999
                                                         --------    --------
    Total current assets..............................     53,940     163,383

Property and equipment, net...........................     11,980      24,585
                                                         --------    --------
                                                         $ 65,920    $187,968
                                                         ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................   $    115    $  5,590
  Accrued liabilities.................................      5,177      41,561
  Borrowings..........................................         --      45,000
  Notes payable, current..............................     33,318          --
                                                         --------    --------
    Total liabilities.................................     38,610      92,151
                                                         --------    --------

Commitments (Note 7)

Stockholders' equity:
  Common Stock: $0.01 par value; 10,000,000 shares
   authorized at December 31, 1999 and June 30, 2000;
   100,000 and 4,728,290 (unaudited) shares issued and
   outstanding
   at December 31, 1999 and June 30, 2000,
   respectively.......................................        100      19,383
  Additional paid-in capital..........................      3,844     470,562
  Retained earnings (accumulated deficit).............     23,366    (119,737)
  Deferred stock-based compensation...................         --    (274,391)
                                                         --------    --------
    Total stockholders' equity........................     27,310      95,817
                                                         --------    --------
                                                         $ 65,920    $187,968
                                                         ========    ========

   The accompanying notes are an integral part of these financial statements.

                          WHITE SPIDER SOFTWARE, INC.

                            STATEMENTS OF OPERATIONS

                                                               Six Months
                                                 Year Ended       Ended
                                                December 31,    June 30,
                                                ------------ ----------------
                                                    1999     1999     2000
                                                ------------ -----  ---------
                                                               (unaudited)
Service revenue................................   $65,528    $  --  $ 281,028
Cost of service revenue (exclusive of stock-
 based compensation expense of $70,812 in
 2000).........................................    12,295       --    108,607
                                                  -------    -----  ---------
Gross profit...................................    53,233       --    172,421
                                                  -------    -----  ---------
Operating expenses:
 Research and development (exclusive of stock-
  based compensation expense of $46,482 in
  2000)........................................    12,986       --    114,468
 Sales and marketing...........................        --       --     33,118
 General and administrative....................    13,209      470     49,880
 Stock-based compensation expense..............        --       --    117,294
                                                  -------    -----  ---------
  Total operating expenses.....................    26,195      470    314,760
                                                  -------    -----  ---------
Income/(loss) from operations..................    27,038     (470)  (142,339)
Interest expense...............................        --       --       (764)
                                                  -------    -----  ---------
Net income (loss)..............................   $27,038    $(470) $(143,103)
                                                  =======    =====  =========


   The accompanying notes are an integral part of these financial statements.

                          WHITE SPIDER SOFTWARE, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY

                                                         Retained
                            Common Stock    Additional   Earnings     Deferred       Total
                          -----------------  Paid-In   (Accumulated Stock-based  Stockholders'
                           Shares   Amount   Capital     Deficit)   Compensation    Equity
                          --------- ------- ---------- ------------ ------------ -------------
Balance at December 31,
 1998...................    100,000 $   100  $  3,844   $  (3,672)   $      --     $     272
Net income..............         --      --        --      27,038           --        27,038
                          --------- -------  --------   ---------    ---------     ---------
Balance at December 31,
 1999...................    100,000     100     3,844      23,366           --        27,310
Common Stock issued to
 founders upon
 cancellation of notes
 payable (unaudited)....  3,000,000   3,000        --          --           --         3,000
Common Stock issued to
 employees upon
 cancellation of notes
 payable (unaudited)....     20,790     208     8,108          --           --         8,316
Common Stock issued to
 employees for services
 (unaudited)............  1,400,000  14,000        --          --           --        14,000
Common Stock issued for
 cash (unaudited).......    207,500   2,075    80,925          --           --        83,000
Deferred stock-based
 compensation
 (unaudited)............         --      --   377,685          --     (377,685)           --
Stock-based compensation
 expense (unaudited)....         --      --        --          --      103,294       103,294
Net loss (unaudited)....         --      --        --    (143,103)          --      (143,103)
                          --------- -------  --------   ---------    ---------     ---------
Balance at June 30, 2000
 (unaudited)............  4,728,290 $19,383  $470,562   $(119,737)   $(274,391)    $  95,817
                          ========= =======  ========   =========    =========     =========


   The accompanying notes are an integral part of these financial statements.

                          WHITE SPIDER SOFTWARE, INC.

                            STATEMENTS OF CASH FLOWS

                                                                Six Months
                                                  Year Ended       Ended
                                                 December 31,    June 30,
                                                 ------------ ----------------
                                                     1999     1999     2000
                                                 ------------ -----  ---------
                                                                (unaudited)
Cash flows from operating activities:
 Net income (loss)..............................   $27,038    $(470) $(143,103)
 Adjustments to reconcile net income (loss) to
  net cash
  used in operating activities:
  Depreciation and amortization.................       563       --      3,747
  Stock compensation expense....................        --       --    117,294
  Changes in current assets and liabilities:
   Accounts receivable..........................   (34,627)      --    (27,047)
   Prepaid expenses and other current assets....    (1,994)    (237)   (33,833)
   Accounts payable.............................       115       --      5,475
   Accrued liabilities..........................     5,177       --     36,384
                                                   -------    -----  ---------
    Net cash used in operating activities.......    (3,728)    (707)   (41,083)
                                                   -------    -----  ---------

Cash flows from investing activities:
 Purchase of property and equipment.............   (12,543)      --    (16,352)
                                                   -------    -----  ---------
    Net cash used in investing activities.......   (12,543)      --    (16,352)
                                                   -------    -----  ---------

Cash flows from financing activities:
 Proceeds from issuance of common stock.........        --       --     83,000
 Proceeds from (repayment of) note payable......    33,318    1,006         --
 Repayment of note payable......................        --       --    (22,002)
 Proceeds from bank borrowings..................        --       --     45,000
                                                   -------    -----  ---------
    Net cash provided by financing activities...    33,318    1,006    105,998
                                                   -------    -----  ---------
Net increase in cash and cash equivalents.......    17,047      299     48,563
Cash and cash equivalents at beginning of
 period.........................................       100      100     17,147
                                                   -------    -----  ---------
Cash and cash equivalents at end of period......   $17,147    $ 399  $  65,710
                                                   =======    =====  =========


   The accompanying notes are an integral part of these financial statements.

                          WHITE SPIDER SOFTWARE, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 The Company

   White Spider Software, Inc. (the "Company"), provides software consulting services, including contract software development, technology planning and strategy services. Recently, the Company has shifted its focus to development its first knowledge management software product, the Integrated Knowledge Network ("INN"). The INN will allow organizations to retain and leverage knowledge and enable collaborations in support of customer relationship management. The Company was incorporated in Delaware on July 21, 1998.

 Unaudited interim results

   The financial information as of June 30, 2000 and for each of the six month period ended June 30, 1999 and 2000, together with the related notes, are unaudited. The unaudited interim financial information have been prepared on the same basis as the financial statements as of December 31, 1999 and for the year then ended and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's results of operations and its cash flow for each of the six month periods ended June 30, 1999 and 2000. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year.

 Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Stock split

   On January 24, 2000, the Company's Board of Directors approved a ten-for-one Common Stock split. All share numbers in these financial statements and notes thereto for all periods presented have been adjusted to reflect the ten-for-one Common Stock split.

 Revenue recognition

   The Company derives its revenues primarily from consulting service agreements (both fixed-price and time-and-materials agreements). Revenues are recognized over the period of each engagement using primarily the percentage-of-completion method using labor hours incurred as a measure of progress towards completion. Provision for contract adjustments and losses are recorded in the period such adjustments are identified.

 Software development costs

   Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development process, technological feasibility is established upon successful development of a working model. For all periods presented herein, technological feasibility has not been achieved. Accordingly, the Company has charged all such costs to research and development expense.

 Cash equivalents

   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                          WHITE SPIDER SOFTWARE, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

 Fair value of financial instruments

   The Company's financial instruments including cash and cash equivalents, accounts receivable, other current assets, accounts payable, notes payable, borrowings and other accrued liabilities are carried at cost, which approximates fair value due to the short maturities of these instruments.

 Concentration of credit risk

   All of the Company's cash and cash equivalents are invested in deposits with one major financial institution in the United States. Deposits with this bank may exceed the amount of insurance cover provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents to date.

   Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and accounts receivable. The Company's accounts receivable are derived from revenue earned from customers located in the U.S. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

   The following table summarizes the revenues from customers in excess of 10% of the total revenues:

                                                                    Six Months
                                                       Year Ended      Ended
                                                      December 31, June 30, 2000
                                                          1999      (unaudited)
                                                      ------------ -------------
Customer A...........................................      81%           87%
                                                          ===           ===

   At December 31, 1999, one customer accounted for 94% of total accounts receivable. At June 30, 2000, one customer accounted for 96% (unaudited) of total accounts receivable.

 Property and equipment

   Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 3 to 5 years.

 Long-lived assets

   The Company evaluates the recoverability of its long-lived assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

 Segment information

   Effective January 1, 1998, the Company adopted the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company identifies its operating segments based on business activities, management responsibility and geographical location. For all periods presented, the Company operated in a single business segment in the United States.

                          WHITE SPIDER SOFTWARE, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)
 Stock-based compensation

   The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and Financial Accounting Standards Board Interpretation ("FIN") No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's Common Stock and the exercise price. SFAS 123 defines a "fair value" based method of accounting for an employee stock option or similar equity investment. The pro forma disclosures of the difference between the compensation expense included in net loss and the related cost measured by the fair value method are presented in Note 11. The Company accounts for equity instruments issued to nonemployees in accordance with provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.

 Recent accounting pronouncements

   In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities, and is effective for fiscal years beginning after June 15, 2000, as amended by SFAS No. 137. The Company believes the adoption of this pronouncement will have no material impact on the Company's financial position and results of operations.

   In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements. SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. In June 2000, the SEC issued SAB No. 101B to defer the effective date of implementation of SAB No. 101 until the fourth quarter of fiscal 2000. The Company does not expect the adoption of SAB 101 to have a material effect on its financial position or results of operations.

   In March 2000, the FASB issued interpretation No. 44, Accounting for Certain Transactions Involving Compensation-an interpretation of APB Opinion No. 25 ("FIN 44"). FIN 44 clarifies the application of Accounting Practice Board Opinion No. 25, Accounting for Stock Issued to Employees. FIN 44 is effective July 1, 2000. The Company believes that FIN 44 will not have a material effect on its financial position or results of operations.

                          WHITE SPIDER SOFTWARE, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

NOTE 2--SUPPLEMENTAL CASH FLOW INFORMATION:

                                                                    Six Months
                                                                    Ended June
                                                       Year Ended      30,
                                                      December 31, ------------
                                                          1999     1999  2000
                                                      ------------ ---- -------
                                                                   (unaudited)
Supplemental cash flow information:
  Cash paid for interest.............................     $--      $--  $   764
Supplemental noncash investing and financing
  activity:
  Common Stock issued to founders upon cancellation
   of notes payable..................................     $--      $--  $ 3,000
  Common Stock issued to employees upon cancellation
   of notes payable..................................     $--      $--  $ 8,316
  Issuance of Common Stock for employee services.....     $--      $--  $14,000

NOTE 3--BALANCE SHEET COMPONENTS:

                                                        December 31,  June 30,
                                                            1999        2000
                                                        ------------ -----------
                                                                     (unaudited)
Accounts receivable:
  Accounts receivable..................................   $ 34,627     $57,924
  Unbilled fees and services...........................         --       3,750
                                                          --------     -------
                                                          $ 34,627     $61,674
                                                          ========     =======
Property and equipment, net:
  Computer equipment...................................   $ 12,096     $24,173
  Furniture and fixtures...............................        447       4,722
                                                          --------     -------
                                                            12,543      28,895
  Less: Accumulated depreciation and amortization......       (563)     (4,310)
                                                          --------     -------
                                                          $ 11,980     $24,585
                                                          ========     =======
Accrued liabilities:
  Payroll and related expenses.........................   $  2,279     $ 9,837
  Legal................................................         --      31,595
  Other................................................      2,898         129
                                                          --------     -------
                                                          $  5,177     $41,561
                                                          ========     =======

NOTE 4--RELATED PARTY TRANSACTIONS:

   In March 1999, the President of the Company loaned money to the Company in a form of an interest free notes payable (the "Loan") for the principal sum of $25,000. The Loan can be repaid at any time without penalty.

   During the six months ended June 30, 2000, the Company issued Common Stock and paid cash in full settlement of the Loan.

                          WHITE SPIDER SOFTWARE, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

NOTE 5--INCOME TAXES:

   The primary components of the net deferred tax assets are as follows:

                                                        December 31,  June 30,
                                                            1999        2000
                                                        ------------ -----------
                                                                     (unaudited)
   Deferred tax assets:
    Net operating loss carryforwards...................     $ --       $10,050
    Research credits...................................      593           593
    Depreciation and amortization......................       26            26
                                                            ----       -------
                                                             619        10,669

   Deferred tax liabilities:
    Unbilled revenue...................................     $ --       $(1,275)
                                                            ----       -------
   Net deferred tax assets.............................      619         9,394
   Valuation allowance.................................     (619)       (9,394)
                                                            ----       -------
                                                            $ --       $    --
                                                            ====       =======

   Management believes that, based on a number of factors, it is more likely than not that the deferred tax assets will not be utilized, such that a full valuation allowance has been recorded.

   At June 30, 2000, the Company had approximately $29,559 (unaudited) of federal and $0 (unaudited) of state net operating loss carryforwards available to offset future taxable income which expire in varying amounts beginning in 2020. The Company underwent an ownership change and as such is limited on the amount of net operating losses than can be used each year under the Tax Reform Act of 1986. The limitation is greater than the amount of net operating loss. Therefore, the net operating loss will be available to offset future taxable income without limitation.

NOTE 6--BORROWINGS:

 Line of credit

   At June 30, 2000, the Company had $45,000 outstanding and due under a line of credit with a financial institution. The line of credit provides for borrowings of up to $50,000 which are secured by personal collateral of the President. The line of credit is repayable on demand and bears interest at a rate of 11% per annum. Under the line of credit, the Company is required to maintain the following financial covenants: the Company shall not incur any indebtedness other than to the financial institution granting the line of credit, the Company shall not create any lien on any of its assets, the Company shall not sell any accounts receivable or financial instruments and the Company shall not make any distributions.

 Notes payable

   Notes payable consists of amounts payable to the President and employees as follows:

                                                       December 31,  June 30,
                                                           1999        2000
                                                       ------------ -----------
                                                                    (unaudited)
   President and founder..............................   $25,002        $--
   Employees..........................................     8,316         --
                                                         -------        ---
                                                          33,318         --
   Less: Current portion..............................    33,318         --
                                                         -------        ---

   Long term portion..................................   $    --        $--
                                                         =======        ===

                          WHITE SPIDER SOFTWARE, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)
NOTE 7--COMMITMENTS:

 Royalty obligations

   Under an agreement signed with IBM in June 2000, the Company is required to pay an annual fee of $3,000 and royalties of 2% of all license revenues generated from selling IBM software. As at June 30, 2000, no such sales have as yet been made.

 Leases

   The Company leases office space and equipment under noncancelable operating leases with various expiration dates through October 2000. Rent expense for the six months ending June 30, 1999, the year ended December 31, 1999 and the six months ending June 30, 2000 was nil, $1,383 and $5,530, respectively. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid.

   Future minimum lease payments under noncancelable operating leases, including lease commitments entered into subsequent to June 30, 2000, are as follows:

                                                              Operating
                                                               Leases
                                                              ---------

Total minimum lease payments, six months ended June 30, 2000   $ 9,900
                                                               =======

NOTE 8--STOCK OPTION PLANS:

   In 2000, the Company adopted the 2000 Stock Incentive Plan (the "Plan"). The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees and consultants. The Company has reserved 2,000,000 shares of Common Stock for issuance under the Plan as of June 30, 2000.

   Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. Options are exercisable immediately subject to repurchase options held by the Company which lapse over a maximum period of 10 years at such times and under such conditions as determined by the Board of Directors. To date, options granted generally vest over four years.

                          WHITE SPIDER SOFTWARE, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

   Activity under the Plan is as follows:

                                                                   Options
                                                                 Outstanding
                                                              ------------------
                                                                        Weighted
                                                    Shares              Average
                                                  Available             Exercise
                                                  for Grant    Shares    Price
                                                  ----------  --------- --------

   Balance at December 31, 1999..................         --         --  $  --

   Shares reserved in 2000.......................  1,500,000         --   0.01
   Additional shares reserved....................    500,000         --   0.01
   Options granted............................... (1,710,000) 1,710,000   0.01
                                                  ----------  ---------
   Balance at June 30, 2000 (unaudited)..........    290,000  1,710,000  $0.01
                                                  ==========  =========

   Information regarding options outstanding and exercisable at June 30, 2000 (unaudited) is as follows:

                                                     Options Vested and
                       Options Outstanding              Exercisable
              -------------------------------------  ------------------
                          Weighted Average Weighted             Weighted
                             Remaining     Average    Number    Average
   Exercise     Number      Contractual    Exercise Vested and  Exercise
    Price     Outstanding   Life (Years)    Price   Exercisable  Price
   --------   ----------- ---------------- -------- ----------- --------
   $0.01       1,710,000        9.42        $0.01     251,380    $0.01

 Fair value disclosure

   The Company elected to adopt the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The Company, however, applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for options granted to employees under the 2000 Plan. Had compensation cost for the Plan been determined based on the fair value of the options at the grant date for awards consistent with the provisions of SFAS No. 123, the Company's net loss would not have been materially different from the reported net loss in 2000.

   The fair value of each option grant is estimated on the date of grant using the minimum value method with following weighted average assumptions used for grants:

   Risk-free interest rate.......................................... 6.68%-6.70%
   Expected life of option..........................................   5 years
   Expected dividends...............................................     Nil
   Volatility.......................................................      0%

   The expected average life is based on the assumption that stock options on average are exercised once they are fully vested. The risk-free interest rate was calculated in accordance with the grant date and expected life calculated.

NOTE 10--SUBSEQUENT EVENT:

   On July 19, 2000, the Company was acquired by Chordiant Software, Inc. Under the terms of the acquisition, Chordiant issued 476,515 shares of its Common Stock in exchange for all outstanding shares and assumed stock options. The purchase price is estimated at approximately $6.2 million.

Prime Response, Inc. And Subsidiaries
Financial Statements
Fiscal Years Ended
December 31, 1998, 1999 and 2000

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Prime Response, Inc.:

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Prime Response, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

February 20, 2001

                              PRIME RESPONSE, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                               December 31,
                                                            -------------------
                                                              1999      2000
                                                            --------  ---------
ASSETS
Current assets:
  Cash and cash equivalents...............................  $  3,999  $  27,139
  Accounts receivable, net of allowance for doubtful
   accounts of $147 and $1,198, respectively..............     9,057     10,616
  Prepaid and other current assets........................     2,595      3,046
                                                            --------  ---------
   Total current assets...................................    15,651     40,801
Property and equipment, net...............................     2,602      3,390
Goodwill, intangible and other long-term assets, net......     7,262      6,891
                                                            --------  ---------
   Total assets...........................................  $ 25,515  $  51,082
                                                            ========  =========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable........................................  $  3,920  $   5,154
  Short-term debt and capital lease obligations...........     2,289         78
  Accrued expenses and other liabilities..................     4,472      6,299
  Accrued interest income.................................       176        176
  Deferred revenue........................................     6,074      6,312
                                                            --------  ---------
   Total current liabilities..............................    16,931     18,019
Long-term debt and capital lease obligations..............       311         --
Long-term accrued interest income.........................     1,398      1,222
Commitments and contingencies (Note 8)
Redeemable common stock, $0.01 par value: 1,677 shares
 issued and outstanding at December 31, 1999 and 0 shares
 issued and outstanding at December 31, 2000..............     8,295         --
Series A redeemable convertible preferred stock, $0.01 par
 value, 1,155 shares authorized; 1,155 shares issued and
 outstanding at December 31, 1999, and 0 shares issued and
 outstanding at December 31, 2000.........................    27,842         --
Series B redeemable convertible preferred stock, $0.01 par
 value; 1,700 shares authorized; 1,700 shares issued and
 outstanding at December 31, 1999, and 0 shares issued and
 outstanding at December 31, 2000.........................    10,343         --
Series C redeemable convertible preferred stock, $0.01 par
 value, 3,000 shares authorized; 1,833 shares issued and
 outstanding at December 31, 1999, and 0 shares issued and
 outstanding at December 31, 2000.........................     4,891         --
Stockholders' equity (deficit):
  Common stock, $0.01 par value: 60,000 shares authorized;
   6,454 issued and outstanding at December 31, 1999, and
   20,482 shares issued and outstanding at December 31,
   2000...................................................        65        205
  Additional paid-in capital..............................     6,520    155,355
  Treasury stock, 1,249 shares at cost....................        --     (4,273)
  Accumulated other comprehensive income..................       (12)        61
  Accumulated deficit.....................................   (46,127)  (114,965)
  Note receivable from shareholder........................    (2,545)    (2,545)
  Deferred compensation...................................    (2,397)    (1,997)
                                                            --------  ---------
   Total stockholders' equity (deficit)...................   (44,496)    31,841
                                                            --------  ---------
   Total liabilities and stockholders' equity (deficit)...  $ 25,515  $  51,082
                                                            ========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                              PRIME RESPONSE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                      Year Ended December 31,
                                                     ----------------------------
                                                       1998      1999      2000
                                                     --------  --------  --------
Revenues:
 Software licenses.................................. $  8,495  $ 10,134  $ 15,750
 Services and support...............................    4,214     6,519     9,906
 Applications hosting...............................    3,827     3,869     3,207
                                                     --------  --------  --------
    Total revenues..................................   16,536    20,522    28,863
                                                     --------  --------  --------
Cost of revenues:
 Software licenses..................................      152        --        79
 Services and support...............................    6,477     4,522     8,046
 Applications hosting...............................    2,477     2,776     3,314
 Non-cash cost of revenues..........................       --       113       116
                                                     --------  --------  --------
    Total cost of revenues..........................    9,106     7,411    11,555
                                                     --------  --------  --------
Gross profit........................................    7,430    13,111    17,308
                                                     --------  --------  --------
Operating expenses:
 Sales and marketing................................    9,459    13,285    26,301
 Non-cash sales and marketing.......................       --       266     2,701
 Research and development...........................    6,289    10,185    10,464
 Non-cash research and development..................       --        63       126
 General and administrative.........................    4,843     4,112     7,002
 Non-cash general and administrative................       --     1,732       119
 Amortization of goodwill and other intangible
  assets............................................    1,279     1,245        --
                                                     --------  --------  --------
    Total operating expenses........................   21,870    30,888    46,713
                                                     --------  --------  --------
Loss from operations................................  (14,440)  (17,777)  (29,405)
Other expense (income):
 Interest income....................................     (219)     (115)   (2,054)
 Interest expense...................................      294       184       318
 Interest expense related to beneficial conversion
  feature...........................................       --     2,500        --
 Loss on foreign exchange...........................       88        58        (5)
                                                     --------  --------  --------
Loss before income taxes............................  (14,603)  (20,404)  (27,664)
Provision for income taxes..........................       --        15       (74)
                                                     --------  --------  --------
Net loss ...........................................  (14,603)  (20,419)  (27,590)
Preferred stock dividends and recognition of
 beneficial conversion feature on preferred stock...    2,015     5,034    41,234
                                                     --------  --------  --------
Net loss attributable to common stockholders........ $(16,618) $(25,453)  (68,824)
                                                     ========  ========  ========
Net loss per share--basic and diluted............... $  (2.36) $  (3.44) $  (3.77)
                                                     ========  ========  ========
Weighted average shares used in computing basic and
 diluted net loss per share.........................    7,035     7,405    18,237
                                                     ========  ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                             PRIME RESPONSE, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (in thousands, except share data)

                                                            Accumulated    Retained                               Total
                     Common Stock               Additional     Other       Earnings                           Stockholders'
                   ------------------ Treasury   Paid-in   Comprehensive (Accumulated    Note      Deferred       Equity
                     Shares    Amount  Stock     Capital      Income       Deficit)   Receivable Compensation   (Deficit)
                   ----------  ------ --------  ---------- ------------- ------------ ---------- ------------ -------------
Balance, December
31, 1997.........   5,785,500   $ 58       --    $(12,232)     $  6       $  (4,059)        --          --      $(16,227)
 Net loss........          --     --       --          --        --         (14,603)        --          --       (14,603)
 Foreign currency
 translation
 adjustments.....          --     --       --          --       (18)             --         --          --           (18)
                                                                                                                --------
 Total
 comprehensive
 income..........                                                                                                (14,621)
 Accrual of
 dividends on
 redeemable
 convertible
 preferred stock
 and accretion to
 redemption
 value...........          --     --       --          --        --          (2,012)        --          --        (2,012)
                   ----------   ----  -------    --------      ----       ---------    -------     -------      --------
Balance, December
31, 1998.........   5,785,500     58       --     (12,232)      (12)        (20,674)        --          --       (32,860)
 Net loss and
 total
 comprehensive
 income..........          --     --       --          --        --         (20,419)        --          --       (20,419)
 Issuance of
 common stock and
 warrants........          --     --       --       8,467        --              --         --          --         8,467
 Recognition of
 beneficial
 conversion
 feature on
 preferred
 stock...........          --     --       --       2,391        --          (2,391)        --          --            --
 Recognition of
 beneficial
 conversion
 feature on
 convertible
 debt............          --     --       --       2,500        --              --         --          --         2,500
 Accrual of
 dividends on
 redeemable
 convertible
 preferred stock
 and accretion to
 redemption
 value...........          --     --       --          --        --          (2,643)        --          --        (2,643)
 Exercise of
 stock options...      31,781      1       --         109        --              --         --          --           110
 Exercise of
 stock options in
 exchange for
 notes
 receivable......     636,225      6       --       2,539        --              --    $(2,545)         --            --
 Compensation
 related to
 grants of stock
 options.........          --     --       --       2,746        --              --         --     $(2,602)          144
 Amortization of
 deferred
 compensation....          --     --       --          --        --              --         --         205           205
                   ----------   ----  -------    --------      ----       ---------    -------     -------      --------
Balance, December
31, 1999.........   6,453,506     65       --       6,520       (12)        (46,127)    (2,545)     (2,397)      (44,496)
                   ----------   ----  -------    --------      ----       ---------    -------     -------      --------
 Net Loss........          --     --       --          --        --         (27,590)        --          --       (27,590)
 Foreign currency
 translation
 adjustments.....          --     --       --          --        73             (14)        --          --            59
 Accrual of
 dividends on
 redeemable,
 convertible
 preferred stock
 and accretion to
 redemption
 value...........          --     --       --          --        --            (505)        --          --          (505)
 Dividends paid
 in common
 stock...........     381,482      4       --       4,574        --              --         --          --         4,578
 Accretion of
 discount on
 preferred
 stock...........          --     --       --          --        --          (1,329)        --          --        (1,329)
 Conversion of
 Series A, B and
 C preferred
 stock...........   6,323,867     63       --      39,342        --              --         --          --        39,405
 Initial Public
 Offering........   4,025,000     40       --      65,338        --              --         --          --        65,378
 Participation
 payments upon
 IPO.............   2,490,257     25       --      29,858        --         (39,400)        --          --        (9,517)
 Reclass
 redeemable
 common stock....   1,677,307     17       --       8,278        --              --         --          --         8,295
 Purchase of
 treasury stock
 at cost.........  (1,249,500)   (12) $(4,273)         12        --              --         --          --        (4,273)
 Compensation
 related to
 vesting of
 warrants........          --     --       --         452        --              --         --          --           452
 Compensation
 related to
 grants of stock
 options.........          --     --       --         421        --              --         --        (326)           95
 Amortization of
 deferred
 compensation....          --     --       --          --        --              --         --         726           726
 Exercise of
 stock options
 and warrants....     379,686      3       --         560        --              --         --          --           563
                   ----------   ----  -------    --------      ----       ---------    -------     -------      --------
Balance, December
31, 2000.........  20,481,605   $205  $(4,273)   $155,355      $ 61       $(114,965)   $(2,545)    $(1,997)     $ 31,841
                   ==========   ====  =======    ========      ====       =========    =======     =======      ========

  The accompanying notes are an integral part of these financial statements.

                              PRIME RESPONSE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                    Year Ended December 31,
                                                   ----------------------------
                                                     1998      1999      2000
                                                   --------  --------  --------
Cash flows used in operating activities:
 Net loss........................................  $(14,603) $(20,419) $(27,590)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
 Depreciation of property and equipment..........       654     1,032     1,439
 Amortization of goodwill and intangibles........     1,279     1,394     2,027
 Gain on sale of fixed assets....................       (12)       --        --
 Compensation expense related to stock options...        --     2,025     1,273
 Interest expense related to beneficial
  conversion feature.............................        --     2,500        --
 Changes in assets and liabilities:
  Accounts receivable............................    (1,739)   (4,313)   (2,159)
  Prepaid and other current assets...............      (560)   (1,448)     (602)
  Other long term assets.........................        --        --    (1,750)
  Accounts payable...............................       (98)    2,258     1,392
  Accrued expenses and other liabilities.........     1,426     1,329     2,256
  Deferred revenue...............................       (94)    4,492       660
                                                   --------  --------  --------
   Net cash used in operating activities.........   (13,747)  (11,150)  (23,054)
                                                   --------  --------  --------
Cash flows used in investing activities:
 Purchase of property and equipment..............    (1,086)   (1,428)   (2,372)
 Proceeds from sale of fixed assets..............        20        --        --
 Payment for acquired business...................    (2,812)       --        --
                                                   --------  --------  --------
   Net cash used in investing activities.........    (3,878)   (1,428)   (2,372)
                                                   --------  --------  --------
Cash flows provided by (used in) financing
 activities:
 Proceeds of initial public offering, net of
  issuance costs.................................        --        --    65,378
 Proceeds from issuance of redeemable common
  stock and warrants.............................        --     4,000        --
 Proceeds from issuance of preferred stock
  (Series A, B and C) and warrants, net of
  issuance costs.................................     5,199     8,001        --
 Proceeds from exercise of stock options and
  warrants.......................................        --       110       557
 Repayment of bank loans.........................      (275)     (162)       --
 Proceeds from credit facility...................        --     2,000        --
 Repayment of credit facility....................        --        --    (2,000)
 Payment of participation payment................        --        --    (9,517)
 Purchase of treasury stock......................        --        --    (4,274)
 Repayment of capital lease......................      (197)     (329)     (503)
 Repayment of directors' loans...................    (8,113)       --        --
 Decrease in line of credit......................      (561)       --        --
 Dividends paid..................................        --        --      (934)
 Proceeds from shareholder loans.................        --     2,500        --
                                                   --------  --------  --------
   Net cash provided by (used in) financing
    activities...................................    (3,947)   16,120    48,707
                                                   --------  --------  --------
Effect of exchange rate on cash..................        (4)      (73)     (141)
                                                   --------  --------  --------
Net increase (decrease) in cash and cash
 equivalents.....................................   (21,576)    3,469    23,140
Cash and cash equivalents, beginning of year.....    22,106       530     3,999
                                                   --------  --------  --------
Cash and cash equivalents, end of year...........  $    530  $  3,999  $ 27,139
                                                   ========  ========  ========
Supplemental disclosure of non-cash transactions:
 Assets acquired under capital leases............  $    710  $    132        --
                                                   ========  ========  ========
 Issuance of restricted common stock in exchange
  for note receivable from shareholder...........        --  $  2,545        --
                                                   ========  ========  ========
 Conversion of shareholder loan to Series C
  preferred stock................................        --  $  2,500        --
                                                   ========  ========  ========
 Conversion of series A, B and C preferred stock
  to common stock................................        --        --  $ 39,405
                                                   ========  ========  ========
 Payment of dividends in common stock............        --        --  $  4,578
                                                   ========  ========  ========
 Participation payment paid in common stock......        --        --  $ 29,886
                                                   ========  ========  ========
Supplemental cash flow disclosure:
 Interest paid...................................  $    294  $    147  $    307
                                                   ========  ========  ========
 Income taxes paid...............................        --  $     15  $     32
                                                   ========  ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              PRIME RESPONSE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business and Summary of Significant Accounting Policies

 The Company

   Prime Response, Inc. ("PRI") together with its consolidated subsidiaries ("Prime Response") is a leading provider of integrated relationship marketing software solutions that enable businesses with large customer bases to create, manage and execute highly targeted Internet, wireless and traditional marketing campaigns to build more loyal and profitable customer relationships. Prime Response's customers consist primarily of Fortune 1000 businesses as well leading e-commerce businesses primarily based in the United States and Europe. Prime Response sells its products through multiple distribution channels including direct sales and resellers.

 Basis of Presentation

   The financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

   These financial statements represent the consolidated results of PRI and its predecessor, Prime Response Limited ("PRL"). PRI was formed as a holding company on September 26, 1997 and acquired 100% of the outstanding ordinary shares of PRL (a company incorporated in the United Kingdom in 1987) on October 23, 1997. Refer to Note 6 for discussion of the reorganization of Prime Response.

   Prime Response declared a 0.75 for 1 reverse common stock split on February 2, 2000. All share and per share amounts presented relating to common stock have been restated to reflect the common stock split.

   Prime Response is subject to risks and uncertainties common to growing technology-based companies, including rapid technological developments, reliance on continued development and acceptance of the internet, intense competition and a limited operating history. In 1995, Prime Response began to transition from a marketing database service bureau to a software company. Since that time, Prime Response has incurred substantial operating losses. Prime Response cannot be certain if or when it will become profitable. During January 2001, Prime Response signed a definitive merger agreement with Chordiant Software, Inc. Under the terms of the agreement, each share of Prime Response common stock will convert into 0.60 of a share of Chordiant common stock. The acquisition is expected to be accounted for as a purchase and is subject to stockholder and regulatory approvals.

   Prime Response believes that its existing balance of cash and cash equivalents will be sufficient to meet its working capital and anticipated capital expenditure needs for at least the next 12 months. In the event that the impending merger with Chordiant Software, Inc., does not close, Prime Response may require additional sources of funds to continue to support its business. There can be no assurance that such capital, if needed, will be available or will be available on terms which Prime Response finds acceptable. Prime Response has evaluated its cost structure and plans to streamline its operations in an effort to restructure costs associated with its business in order to improve operating margins and reduce overall expenses. This restructuring included limited reductions in employee headcount during January 2001 and is expected to include the closing of sales offices in San Francisco, California and Minneapolis, Minnesota. Prime Response will continue to evaluate its business and take limited actions designed to align its cost structure with anticipated future revenue levels. In connection with the restructuring, Prime Response has committed to pay severance payments in the amount of approximately $2.0 million during 2001.

                              PRIME RESPONSE, INC.

 Initial Public Offering:

   On March 3, 2000, Prime Response completed an initial public offering (the "IPO") of 3,500,000 shares of its common stock. On April 3, 2000, the underwriters of the initial public offering exercised the over allotment option to purchase an additional 525,000 shares. All 4,025,000 shares covered by Prime Response's Registration Statement on Form S-1, were sold by Prime Response at a price of $18.00 per share, less an underwriting commission of $1.26 per share. Net proceeds to the Company, after deducting underwriting commissions and offering expenses, were approximately $65.4 million. Upon the consummation of Prime Response's initial public offering on March 3, 2000, all of the then outstanding Series A, B and C Preferred Stock automatically converted into common stock (see Note 5).

 Principles of Consolidation

   The consolidated financial statements include the accounts of PRI and its wholly-owned domestic and foreign subsidiaries. All intercompany accounts and transactions have been eliminated.

 Use of Estimates

   The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Concentration of Credit Risk

   Prime Response's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents, and accounts receivable. Prime Response's accounts receivable result from operations and reflect a broad customer base both in North America, Europe and Asia Pacific. Prime Response does not require collateral for its receivables.

 Fair Value of Financial Instruments

   Prime Response's financial instruments consist of cash, cash equivalents and debt instruments. The carrying amounts of these instruments at December 31, 2000 approximate their fair values.

 Cash and Cash Equivalents

   Prime Response considers all highly liquid investments which have an original maturity of three months or less when acquired to be cash equivalents. The carrying amount of cash and cash equivalents approximates fair value.

 Software Development Costs

   Software development costs are included in research and development expenses and are expensed as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed" (SFAS 86) requires the capitalization of certain software development costs once technological feasibility is established. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility, which Prime

                              PRIME RESPONSE, INC.

Response has defined as the establishment of a working model, and the general availability of such software has been short and software development costs qualifying for capitalization have not been material. Accordingly, Prime Response has not capitalized any software development costs.

 Property and Equipment

   Property and equipment is stated at cost. Depreciation is provided using the straight line method over the assets' estimated useful lives, based on the following asset lives:

   Motor vehicles.....................................................  4 years
   Computer equipment.................................................  3 years
   Furniture and equipment............................................  6 years

   The cost of significant additions and improvements is capitalized and depreciated while expenditures for maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost and related accumulated depreciation of the assets are removed from the accounts and any resulting gain or loss is reflected in the determination of net income or loss.

 Intangible Assets

   Prime Response amortizes intangible assets over estimated useful lives. Prime Response performs impairment reviews whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability Prime Response estimates the future cash flows expected to result from the use of the asset. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

 Revenue Recognition

   Prime Response sells software licenses under master license agreements and recognizes revenue when the agreement has been signed, the software has been shipped (or software has been electronically delivered), the license fee is fixed or determinable, and collection of the resulting receivable is probable. For license agreements which require customer acceptance, license revenues are recognized only when obligations under the license agreement are completed and the software has been accepted by the customer. For license agreements in which Prime Response participates in financing arrangements, the fee is not considered to be fixed or determinable and revenue is recognized as payments become due. Prime Response provides professional services to customers under service contracts and recognizes revenue on a time and materials basis as the services are performed, provided that amounts due from customers are fixed or determinable and collection of the resulting receivable is probable. These services are not essential to the functionality of the software and are often performed by other parties. Support revenues, including those bundled with the initial license fee, are deferred and recognized ratably over the support period. In the event that a contract contains multiple elements, Prime Response allocates the aggregate of the contract value to each element based on relative fair values as established by vendor specific objective evidence. Vendor specific objective evidence is based on recent sales prices. Prime Response provides applications hosting services to customers and recognizes revenue as the services are performed.

   Prime Response typically does not grant to its customers a contractual right to return software products. When approved by management, however, Prime Response has accepted returns of certain software products and has provided an allowance for those specific products. Prime Response also provides reserves for customer receivable balances which are considered potentially uncollectible. Prime Response's allowances amounted to approximately $43,000, $147,000 and $1,198,000 as of December 31, 1998, 1999 and 2000 respectively.
The

                              PRIME RESPONSE, INC.

provision charged to the statement of operations was $147,000, $104,000 and $1,380,000 in 1998, 1999 and 2000 respectively, and write-offs against the allowances were $216,000, $0 and $329,000 in 1998, 1999 and 2000 respectively.

 Cost of Revenues

   All costs associated with software license production and distribution, primarily preparation and translation of user manuals, are recorded as cost of revenues for license fees. Additionally, royalties paid in connection with OEM agreements that Prime Response has entered into are recorded as a cost of license revenue. All costs associated with the services and support, comprising mainly labor and overhead costs, are recorded as cost of revenues for services and support. Services and support cost of revenues include any unbillable time related to the personnel associated with the professional services group. All costs associated with applications hosting, comprising mainly labor, equipment and overhead costs, are recorded as cost of revenues for applications hosting. Non-cash cost of revenues represents the amortization of stock compensation expense in the connection with the granting of stock options. The expense results from the difference between the estimated fair market value of the common stock on the measurement date and the exercise price of the option, which is being recognized over the vesting period.

 Foreign Currency Translation

   Prime Response has determined that the functional currency of each foreign operation is the respective local currency. Transactions in a foreign currency are recorded at the rate of exchange on the date of the transaction. Assets and liabilities at year end are translated at the rate of exchange in effect at the period end. Revenues and expenses are translated at average rates of exchange in effect during the year. Translation gains or losses are included as a component of accumulated other comprehensive income in stockholders' equity. Transaction gains or losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in results of operations as incurred.

 Income Taxes

   Prime Response recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined on the basis of the difference between the income tax basis of assets and liabilities and their respective financial reporting amounts at tax rates in effect for the periods in which the differences are expected to reverse. Prime Response provides a valuation allowance for deferred tax assets when it is more likely than not, based on available evidence, that some portion or all of the deferred tax assets will not be realized.

 Net Loss per Share

   Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share does not differ from basic net loss per share since potential common shares from conversion of preferred stock and exercise of stock options and warrants are antidilutive for all periods presented. Net loss per share for years ended December 31, 1998, 1999 and 2000 is computed using the weighted average number of common shares outstanding. Net loss available to common stockholders includes preferred stock dividends of none, $4.4 million and $1.8 million for the years ended December 31, 1998, 1999 and 2000, respectively, as well as participation payments in the cash and stock totaling $39.4 million for the year ended December 31, 2000, in connection with the Series A, B and C preferred stock.

                              PRIME RESPONSE, INC.

   Options to purchase 737,000, 1,358,000 and 2,194,000 shares of common stock at exercise prices ranging from $2.91 to $29.06 per share, respectively, and warrants to purchase none, 1,246,000 and 1,750,000 shares of common stock at exercise prices ranging from $0.01 to $9.35 per share, respectively, have been excluded from the computation of diluted net loss per share for the years ended December 31, 1998, 1999 and 2000, respectively.

 Stock Based Compensation

   Prime Response accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

 Segment Information

   Prime Response has adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information," which requires companies to report selected information about operating segments, as well as enterprise-wide disclosures about products, services, geographic areas, and major customers. Operating segments are determined based on the way management organizes its business for making operating decisions and assessing performance. Prime Response has determined that it conducts its operations in three business segments, software licenses, applications hosting and services and support.

 Comprehensive Income

   Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes certain changes in equity that are excluded from net income. During the periods presented, comprehensive income consisted solely of translation adjustments.

 Recent Accounting Pronouncements

   In December 1999, the SEC issued Staff Accounting Bulletin No. 101, commonly referred to as SAB 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes the SEC's view in applying U.S. generally accepted accounting principles to selected revenue recognition issues. The application of the guidance in SAB 101 (as amended by SAB 101A and SAB 101B) was required in the fourth quarter of the fiscal year 2000. Adoption of SAB 101 did not have a material affect on the financial statements of the Company.

2. Balance Sheet Components

                                                               December 31,
                                                              ----------------
                                                               1999     2000
                                                              -------  -------
   Property and equipment (in thousands):
     Furniture and equipment................................. $   621  $ 1,158
     Furniture and equipment under capital lease.............     560       56
     Computer equipment and software.........................   3,698    6,434
     Computer equipment under capital lease..................     760       76
     Motor vehicles under capital lease......................      94       --
                                                              -------  -------
                                                                5,733    7,724
   Accumulated depreciation on owned assets..................  (2,561)  (4,268)
   Accumulated amortization on assets under capital lease....    (570)     (66)
                                                              -------  -------
                                                              $ 2,602  $ 3,390
                                                              =======  =======

                              PRIME RESPONSE, INC.

   Depreciation expense for the years ended December 31, 1998, 1999 and 2000 was $439,000, $724,000 and $1,439,000, respectively.

   Amortization expense for the years ended December 31, 1998, 1999 and 2000 was $215,000, $308,000 and $111,000, respectively.

                                                                  December 31,
                                                                  -------------
                                                                   1999   2000
                                                                  ------ ------
   Accrued expenses and other liabilities (in thousands):
     Accrued compensation and related payroll taxes.............. $1,917 $3,005
     VAT payable.................................................    276    287
     Amounts due to customer.....................................    500     --
     Accrued professional fees...................................    117    569
     Accrued sales taxes.........................................     --    528
     Other creditors and accruals................................  1,662  1,910
                                                                  ------ ------
                                                                  $4,472 $6,299
                                                                  ====== ======

3. Other Assets

   During March 2000, Prime Response entered into an OEM software license agreement with a provider of customer optimization technology. Prime Response will pay royalties for all licenses sold that integrate the customer optimization technology. Prime Response paid $1,000,000 as an initial non-refundable prepayment of these royalties. In addition, Prime Response received a warrant to purchase 40,000 shares of common stock with an exercise price of $9.73 per share and a five-year term. Prime Response has calculated the fair value of the shares underlying the warrant to be $276,000 using the Black Scholes model. The $1,000,000 paid has been recorded as a long term asset on the balance sheet with $276,000 being allocated to the warrants and the remainder will be recorded as royalty expense in cost of revenues as license sales are recognized. During the year ended December 31, 2000, $79,000 was recognized and recorded as a cost of license sale.

   During July 2000, Prime Response entered into an OEM software license agreement with a third party provider of enterprise portal software. Prime Response will pay royalties for all licenses sold that integrate this enterprise portal software. Prime Response paid $750,000 as an initial non-refundable prepayment of these royalties. This $750,000 has been recorded as a long-term asset at December 31, 2000 and will be recognized as a cost of revenues as license sales are recognized.

4. Debt and Capital Leases

   Debt and capital leases consists of the following (in thousands):

                                                                December 31,
                                                                -------------
                                                                 1999    2000
                                                                -------  ----
   Capital Leases.............................................. $   600  $ 78
   Term loans..................................................   2,000    --
                                                                -------  ----
   Total debt and capital leases...............................   2,600    78
                                                                -------  ----
   Less: short-term debt and current maturities of long-term
    debt and capital leases....................................  (2,289)  (78)
                                                                -------  ----
   Long-term debt and capital leases........................... $   311  $ --
                                                                =======  ====

                              PRIME RESPONSE, INC.

 Term Loans

   On October 28, 1999, Prime Response entered into an agreement with Greyrock Capital which provided for a term loan of $2,000,000 which was received by Prime Response upon execution of the agreement. This term loan was payable in quarterly installments for one year beginning on February 28, 2000. Interest accrued at prime plus 2.00% (10.50% at December 31, 1999) and was payable monthly. The agreement also allowed Prime Response to borrow against outstanding receivable balances up to $3,000,000. This agreement was repaid in full with the proceeds of the IPO and subsequently terminated in June 2000.

   During January 2000, Prime Response entered into an agreement with Kite Limited evidenced by a promissory note in the amount of $4.3 million for the repurchase of 1,249,500 shares of redeemable common stock from a former shareholder at $3.42 per share. Prime Response repaid the note in full during March 2000, and recorded the shares as treasury stock.

5. Redeemable Convertible Preferred Stock

 Issuance

   The following table sets forth the redeemable convertible preferred stock ("preferred stock") activity (in thousands):

                             Series A          Series B          Series C           Total
                          ----------------  ----------------  ---------------- ----------------
                                  Carrying          Carrying          Carrying         Carrying
                          Shares   Value    Shares   Value    Shares   Value   Shares   Value
                          ------  --------  ------  --------  ------  -------- ------  --------
Issuance October 1997...   1,155  $23,446       --  $    --       --   $   --   1,155  $23,446
Accrual of cumulative
 dividends and accretion
 to Redemption value....      --      604       --       --       --       --      --      604
                          ------  -------   ------  -------   ------   ------  ------  -------
Balance December 31,
 1997...................   1,155   24,050       --       --       --       --   1,155   24,050
Issuance September
 1998...................      --       --      867    5,199       --       --     867    5,199
Accrual of cumulative
 dividends and accretion
 to Redemption value....      --    1,896       --      116       --       --      --    2,012
                          ------  -------   ------  -------   ------   ------  ------  -------
Balance December 31,
 1998...................   1,155   25,946      867    5,315       --       --   2,022   31,261
Issuance March 1999.....      --       --      833    4,281       --       --     833    4,281
Issuance July 1999......      --       --       --       --    1,000    2,391   1,000    2,391
Issuance October 1999...      --       --       --       --      833    2,500     833    2,500
Accrual of cumulative
 dividends and accretion
 to redemption value....      --    1,896       --      747       --       --      --    2,643
                          ------  -------   ------  -------   ------   ------  ------  -------
Balance December 31,
 1999...................   1,155  $27,842    1,700  $10,343    1,833   $4,891   4,688  $43,076
Accrual of cumulative
 dividends and accretion
 to redemption value....      --      357       --      875       --      609      --    1,841
Payment of dividends in
 cash upon IPO..........      --       --       --     (934)      --       --      --     (934)
Payment of dividends in
 common stock upon IPO..      --   (4,498)      --      (80)      --       --      --   (4,578)
Conversion of preferred
 stock to common stock
 upon IPO...............  (1,155) (23,701)  (1,700) (10,204)  (1,833)  (5,500) (4,688) (39,405)
                          ------  -------   ------  -------   ------   ------  ------  -------
Balance December 31,
 2000...................      --       --       --       --       --       --      --       --
                          ======  =======   ======  =======   ======   ======  ======  =======

                              PRIME RESPONSE, INC.

 Redemption

   The holders of Series A, B and C preferred stock were entitled to receive a payment of $20.52, $6.00 and $3.00, respectively, to be paid in cash or, at the option of Prime Response in securities of Prime Response or other consideration received by the holders of shares of common stock in the event of a merger.

   Prime Response was required to reserve and keep available for issuance upon the conversion of the Series A, B and C preferred stock, such number of its authorized but unissued shares of common stock to be sufficient to permit the conversion of all outstanding shares of Series A, B and C preferred stock, and was required to take all action to increase the authorized number of share of common stock if at anytime there was insufficient authorized but unissued share of common stock to permit such reservation or to permit the conversion of all outstanding share of Series A, B and C preferred stock.

   These contractual terms made the Series A, B and C preferred stock redeemable.

   When issued, each share of Series C preferred stock in the July 1999 issuance was convertible into 0.75 shares of common stock, which represented a discount from the fair value of common stock on the date of the Series C issuance. The value attributable to this conversion feature represents an incremental yield, or a beneficial conversion feature, which was recognized as a return to the preferred stockholders. This amount, equal to the net proceeds from the Series C offering of approximately $2,391,000, has been recorded as accretion of preferred stock to redemption value in the consolidated statement of operations in the year ended December 31, 1999, and represents a non-cash charge in the determination of net loss attributable to common stockholders.

   In August and September 1999, Prime Response obtained loans of $1,000,000 and $1,500,000, respectively, from a shareholder which were converted into 833,000 shares of Series C preferred stock in October 1999. When issued, both the August and September loans were immediately convertible into Series C preferred stock at the option of the holder. The number of shares of Series C preferred stock to be issued is calculated by dividing the principal amount of the notes by $3.00, which represents a discount from the fair value of common stock on the date of issuance. The values attributable to the conversion feature on each loan represent an incremental yield, or a beneficial conversion feature, which was recognized as additional interest on the loans. These amounts, equal to the proceeds from each loan of $1,000,000 and $1,500,000, respectively, have been charged to interest expense in the consolidated statement of operations in the year ended December 31, 1999, reflecting a non-cash expense.

 Conversion

   Upon the consummation of the IPO, the Series A, B and C preferred shares were converted into a total of 6,324,000 shares of common stock. Each share of Series A, B and C preferred stock converted into 3.1282, 0.7858 and 0.75 shares, respectively, of common stock.

 Dividends

   Upon the consummation of the IPO, the holders of Series A and B preferred stock received cumulative dividends in the amount of $3.59 and $0.51 per share, respectively. Cumulative dividends on the Series A and B preferred stock were $4,500,000 and $1,000,000, respectively. All of the Series A dividends were paid in 374,821 shares of common stock. Series B dividends were paid $934,000 in cash and 6,661 in shares of common stock. The holders of Series C preferred stock were not entitled to dividends.

                              PRIME RESPONSE, INC.

 Participation Payment

   Upon the consummation of the IPO, the holders of Series A and C preferred stock received, in addition to accrued dividends and the common stock conversion feature, $20.52 and $3.00 per share, respectively, paid in 2,433,382 shares of common stock. The holders of Series B preferred stock received, in addition to accrued dividends and the conversion feature, $6.00 per share which was paid with $9,500,000 in cash and 56,875 in shares of common stock.

 Voting

   Prior to the IPO, the holders of preferred stock shares were entitled to vote, together with holders of common stock on all matters submitted to stockholders for vote. Each preferred stock holder was entitled to a number of votes equal to the number of shares of common stock into which each preferred stock share was convertible at the time of such vote.

6. Common Stock

 Reorganization

   Prime Response Group Inc. was incorporated on September 26, 1997. In October 1997 Prime Response Group Inc. affected a reorganization involving an exchange of common stock in Prime Response Group Inc. and a Promissory Note ("Note") for all of the outstanding ordinary shares of PRL. Additionally certain subsidiary companies of PRL became direct subsidiaries of Prime Response Group Inc. Prior to this reorganization, Prime Response Group Inc. had no operating activities of its own, all operations were conducted by PRL and its subsidiaries.

   In order to effect this reorganization, on October 23, 1997 Prime Response Group Inc. issued 7,035,000 shares of common stock and a Note for $7,899,000 to the former shareholders of PRL, a company incorporated in the United Kingdom in 1987 and PRI's principal operating subsidiary. The Note was repaid in July 1998. In exchange, the former shareholders of PRL transferred their shares in that company to Prime Response Group Inc. and issued an option to Prime Response Group Inc. to repurchase 1,249,500 of these shares at an exercise price of $3.42 per share. Prime Response repurchased these shares subsequent to the IPO.

   In 1999, the Company changed its name from Prime Response Group Inc. to Prime Response, Inc. The shares in PRL are held by Prime Response, Inc. as an investment in that subsidiary and are eliminated in consolidation. The exchange of shares in PRL for those in Prime Response Group Inc. represents various equity and debt transactions executed to facilitate investment by a U.S. venture capitalist and to allow an existing investor to liquidate a portion of his interest and therefore no change in control was recorded. In October 1997, in connection with the reorganization described above, Prime Response Group Inc. sold 1,155,000 shares of Series A convertible preferred stock for $20.52 per share, for an aggregate purchase price of $23,697,000, General Atlantic Partners 42, L.P. purchased 909,858 shares and GAP Coinvestment Partners, L.P. purchased 245,142 shares.

   Holders of PRI's common stock are entitled to one vote per share.

 Redeemable Common Stock

   Accenture or its affiliate had the right to require Prime Response to repurchase the 428,000 shares it purchased in December 1999 for $4,000,000. The put right terminated upon the IPO and accordingly these shares were reclassified from redeemable common stock to common stock upon the IPO. In addition, during the

                              PRIME RESPONSE, INC.

year ended December 31, 2000, Prime Response repurchased 1,249,500 shares of common stock from a former shareholder that had the right to put these shares to Prime Response prior to September 30, 2000. These shares were previously recorded as redeemable common stock at December 31, 1999 and are classified as treasury stock at December 31, 2000.

 Employee Stock Option Plan

   In April 1998 Prime Response's Board of Directors adopted, and the stockholders subsequently approved the 1998 Stock Option/Stock Issuance's Plan (the "1998 Plan"). The 1998 Plan serves as the successor equity incentive program to the Company's 1997 Employee Stock Option Plan under which no options were issued.

   The 1998 Plan is divided into two separate components: (i) the Discretionary Option Grant Program; and (ii) the Stock Issuance Program. The 1998 Plan will terminate on April 21, 2008 unless terminated earlier by the Board. The number of shares authorized in the 1998 Plan document of 1,250,000 was increased to 1,512,000 on September 30, 1998 and further increased to 2,148,000 on July 10, 1999. In October, 1999, Prime Response's Board of Directors authorized an increase in the number of shares authorized for grant to 2,898,000 and in November 1999, the Board of Directors further increased the number of shares authorized to 3,273,000.

   Options for common stock granted under the 1998 Plan are for exercise within periods not to exceed ten years and must be issued at prices not less than 100% and 85%, for incentive and non-qualified stock options, respectively, of the fair value of the stock on the date of grant, unless a lower value is approved by the Board of Directors. Incentive stock options granted to stockholders who own greater than 10% of the outstanding stock are for periods not to exceed five years and must be issued at prices not less than 110% of the fair market value of the stock on the date of grant.

   Options granted under the 1998 Plan vest in steps over a four-year period, from commencement date, with the first 25% vesting after one year, and the remainder vesting in 36 equal monthly installments.

   Prime Response accounts for stock options granted to employees in accordance with the provisions of Accounting Principles Board Opinion No. 25. In connection with the grant of certain stock options to employees during the period from commencement of the 1998 Plan (April 1998) to December 31, 1998 and during the years ended December 31, 1999 and 2000, Prime Response recorded deferred stock compensation of none, $2,602,000 and $327,000 respectively, representing the difference between the estimated fair market value of the common stock on measurement date and the exercise price. Compensation related to options which vest over time was recorded as a component of stockholders' deficit and is being amortized over the vesting periods of the related options. Prime Response recorded compensation expense of none, $205,000 and $822,000 in 1998, 1999 and 2000, respectively relating to the amortization of deferred compensation recorded during the years ended December 31, 1999 and 2000, and the acceleration of a former employees' options. Compensation expense related to restricted shares was recorded on grant date. Prime Response recorded compensation expense of none, $1,677,000 and none in 1998, 1999 and 2000, respectively, in relation to these restricted shares. Compensation expense related to remeasurement of stock options due to extensions of exercise periods was recognized on the remeasurement date. Prime Response recorded compensation expense of none, $143,000 and none in 1998, 1999 and 2000, respectively, in relation to these options. Compensation expense is disclosed as a non-cash expense in the related Statement of Operations line items.

   In November 1999, the 1999 Employee Stock Purchase Plan was adopted by its board of directors, and approved by its stockholders in January 2000. The 1999 plan authorizes the issuance of up to a total of 300,000 shares of common stock to participating employees. The purchase plan permits participants to purchase common stock through payroll deductions. Under the terms of the 1999 Plan, the option price is an amount equal to 85% of the average market price (as defined) per share of the common stock on either the first day or

                              PRIME RESPONSE, INC.

the last day of the offering period. As of December 31, 2000, no shares of common stock had been issued under this plan.

   Prime Response's 1999 Outside Director Stock Option Plan was adopted by its board of directors in November 1999 and approved by its stockholders in January 2000. Under the terms of the Director Plan, directors who are not employees of Prime Response or its subsidiaries receive nonstatutory options to purchase shares of its common stock. A total of 200,000 shares of Prime Response common stock may be issued upon exercise of options granted under the Director Plan. As of December 31, 2000, options to purchase an aggregate of 80,000 shares of common stock were outstanding under the 1999 Outside Directors Stock Option Plan. As of December 31, 2000, no shares of common stock had been issued upon exercise of options outstanding under this plan.

   During the year ended December 31, 2000, Prime Response issued 40,000 stock options to members of its newly formed Marketing Advisory Board. The options were immediately vested. In connection with this grant, Prime Response recorded a non-cash compensation expense of $313,000 using the Black Scholes model.

 Valuation of Stock Options

   Had compensation expense for the Plans been determined based upon the estimated grant date fair value pursuant to SFAS 123, Prime Response's net loss for years ended December 31, 1999 and 2000 would have been as follows:

                                         Year Ended   Year Ended   Year Ended
                                        December 31, December 31, December 31,
                                            1998         1999         2000
                                        ------------ ------------ ------------
   Net loss (in thousands):
     As reported.......................   $(14,603)    $(20,419)    $(27,590)
     Pro forma.........................   $(14,710)    $(20,574)    $(29,474)
   Net loss per share attributable to
    common stockholders--basic and
    diluted:
     As reported.......................   $  (2.36)    $  (3.44)    $  (3.77)
     Pro forma.........................   $  (2.38)    $  (3.46)    $  (3.88)

   As additional option grants are expected to be made subsequent to December 31, 2000 and most options vest over several years, the above pro forma effects are not necessarily indicative of the pro forma effects on future years.

   The fair value of these stock awards at the date of grant was estimated using the minimum value method for the year ended December 31, 1999. The determination of the fair value of all options granted during the year ended December 31, 2000 included an expected volatility factor. The following table summarized these assumptions:

                                           Year Ended   Year Ended   Year Ended
                                          December 31, December 31, December 31,
                                              1998         1999         2000
                                          ------------ ------------ ------------
   Risk free interest rate...............      5.24%        5.43%        6.34%
   Dividend yield........................         0%           0%           0%
   Expected volatility...................         0%           0%         120%
   Expected life.........................   10 years     10 years    4.4 years

                              PRIME RESPONSE, INC.

 Summary of Stock Options

   A summary of the status of Prime Response's options as of December 31, 1999 and 2000 and changes during the periods then ended are presented below.

                             Year Ended          Year Ended           Year Ended
                          December 31, 1998   December 31, 1999    December 31, 2000
                          ------------------ -------------------- --------------------
                                   Weighted-            Weighted-            Weighted-
                                    Average              Average              Average
                                   Exercise             Exercise             Exercise
                          Shares     Price    Shares      Price    Shares      Price
                          -------  --------- ---------  --------- ---------  ---------
Outstanding at beginning
 of period..............       --       --     736,538    $3.41   1,358,279   $ 4.91
  Granted...............  783,600    $3.41   1,613,144     5.98   1,387,263    10.33
  Exercised.............       --       --    (668,006)    6.52    (128,245)    4.30
  Cancelled.............  (47,062)    3.41    (323,397)    3.49    (423,762)   10.73
                          -------    -----   ---------    -----   ---------   ------
Outstanding at end of
 period.................  736,538    $3.41   1,358,279    $4.91   2,193,535   $ 7.25
                          =======    =====   =========    =====   =========   ======
Options available for
 grant at end of
 period.................  775,462            1,246,937              483,443
                          =======            =========            =========
Options granted at fair
 value:
  Weighted average
   exercise price.......  $  3.41            $    4.31            $   10.33
                          =======            =========            =========
  Weighted average fair
   value................  $  1.42            $    1.72            $    5.50
                          =======            =========            =========
Options granted below
 fair value:
  Weighted average
   exercise price.......  $  3.41            $    6.09            $      --
                          =======            =========            =========
  Weighted average fair
   value................  $  1.82            $    7.45            $      --
                          =======            =========            =========

   The following table summarizes information about stock options outstanding at December 31, 2000:

                                             Weighted-     Vested and Exercisable
                     Weighted                 Average     ------------------------
                     Average                 Remaining    Number
      Range of       Exercise   Number      Contractual     of    Weighted-Average
   Exercise Prices    Price   Outstanding Life (in Years) Shares   Exercise Price
   ---------------   -------- ----------- --------------- ------  ----------------
   $2.91-$4.31        $ 3.71     815,737        8.2       427,782      $ 3.66
    5.88-8.00           7.23     724,719        9.1       149,134        6.89
    9.38-12.00         10.21     532,829        9.3        42,961        9.80
   14.88-18.00         16.16     100,250        9.2        40,000       18.00
      29.06            29.06      20,000        9.2        20,000       29.06
                      ------   ---------        ---       -------      ------
                      $ 7.25   2,193,535        8.8       679,877      $ 6.35
                      ======   =========        ===       =======      ======

 Issuance of Warrants

   During 1999, Prime Response issued warrants to purchase up to 313,000 and 251,000 shares of Prime Response's Common Stock at an exercise price of $3.41 and $.01 per share, respectively, in conjunction with the Series B and Series C preferred stock issuance, respectively. The warrants have terms of five years and seven years, respectively. The fair value of these warrants was determined to be $2.69 and $11.84 per share, respectively, using the Black-Scholes option pricing model, based on the following assumptions: 85.00% volatility, a term of five and seven years, respectively, and interest rates of 5.87% and 6.07%, respectively. The value of the warrants have been recorded as $720,000 and $609,000, respectively, and have been included in

                              PRIME RESPONSE, INC.

additional paid in capital. During the year ended December 31, 2000, the warrants to purchase 251,000 shares of Common Stock for $0.01 per share were exercised.

   During 1999, Prime Response issued 682,000 warrants to Accenture to purchase 682,000 shares of common stock. During 2000, Prime Response issued warrants to purchase 31,500 shares of common stock to Accenture. See details of these warrant issuances in Note 7.

 Shareholder Note Receivable and Restricted Stock

   At December 31, 2000, Prime Response held a note receivable in the amount of $2,545,000 from an employee shareholder in consideration for the issuance of restricted stock. The note is non-interest bearing and is due on January 31, 2009. Imputed interest of $1,678,000 had been recorded for this note and will be amortized as income over the life of the loan. Compensation expense of $1,678,000 for the discount from fair value due to imputed interest was recognized during 1999 at the time the shares were issued. Shares vest and restrictions lapse in accordance with the terms of the 1998 Stock Option/Stock Issuance Plan. In the event employment is terminated, Prime Response can elect to repurchase, and the employee is obligated to sell, any of the vested shares for fair market value and any unvested shares for the original purchase price. In the event of a change of control, all of the restrictions on this stock will terminate. During 1999, 636,000 shares of common stock were issued subject to such time-based restrictions and 345,000 remain unvested at December 31, 2000.

7. Accenture (formerly Andersen Consulting) Relationship

   On December 6, 1999, Prime Response and Accenture entered into a joint marketing agreement and, along with an affiliate of Accenture, a stock and warrant purchase agreement. Pursuant to the stock and warrant purchase agreement, Accenture purchased 428,000 shares of common stock and Accenture received a warrant to purchase 682,000 shares of common stock. This warrant has an exercise price of $9.35 per share and vests September 9, 2000. The aggregate purchase price paid by Accenture for the common stock and this warrant was $4,000,000. Accenture has no performance obligations under the stock and warrant purchase agreement or this warrant. Prime Response has recorded the stock at $9.35 per share. The fair value of the stock is $4,622,400. Prime Response calculated the fair value of the warrants on date of grant using Black Scholes model with the following assumptions: 7 year useful life (life of warrant), 6.07% risk-free interest rate, zero dividends and 85.19% volatility. Based on this calculation, the extended fair value of the warrants is $6,536,080. Prime Response has recorded an intangible asset of $7,158,000 which is equal to the excess of the aggregate fair values of the common stock and warrants over the purchase price. This asset is being amortized as a non-cash sales and marketing expense over its estimated useful life of four years, which reflects the term of the marketing agreement. As of December 31, 1999 and 2000 accumulated amortization of this intangible was $147,000 and $2,088,000, respectively.

   Prime Response issued a performance warrant to purchase 375,000 shares of common stock to Accenture. Of this amount, 300,000 shares will vest in share increments determined by the extent to which $2.0 billion exceeds $357.8 million (which represents Prime Response's market capitalization at the time of its initial public offering.) An additional 75,000 shares will vest in increments of 7,500 shares for each $100.0 million that market capitalization exceeds $2.0 billion, up to a maximum market capitalization of $3.0 billion. This warrant has an exercise price of $9.35 per share. As of December 31, 2000, there had not been any vesting of the performance warrants mentioned above. Prime Response also issued a performance warrant to purchase 375,000 shares of common stock to Accenture which will vest in increments of 10,500 shares for each $1.0 million of sales resulting from joint marketing efforts up to $25 million and then in increments of 4,500 shares for each $1.0 million of sales from $25 million to $50 million. As of December 31, 2000, warrants to purchase 31,500 shares of Prime Response common stock underlying the warrants had vested.

                              PRIME RESPONSE, INC.

   All warrants have a seven-year term. In the event that the marketing agreement is terminated as a result of a breach by Accenture, no further vesting under the warrants will occur, but those warrants already exercisable will remain exercisable during their term to the extent they are vested at the time of termination.

   Prime Response is obligated to pay Accenture a commission if designated sales targets are met. The first five transactions were paid at a commission rate of 50%, and all subsequent transactions will be paid at a commission rate of 20%. The first five transactions were completed during the second quarter of 2000 and Prime Response paid $1,200,000 to Accenture. During the remainder of 2000, as a result of additional transactions, Prime Response recorded a commission payable to Accenture in the amount of $250,000. The commissions are included in sales and marketing expenses. In addition, if designated sales targets are met, Accenture is obligated to provide up to $1,000,000 in funding for joint marketing efforts, business development personnel, structure feedback and sales support. The majority of the approximately $1,450,000 worth of commission earned by Accenture in the year ended December 31, 2000 will be used to fund these activities. The expenditure of these funds is controlled by a committee comprised of both Accenture and Prime Response personnel. As of December 31, 2000, $305,000 had been funded for joint marketing activities.

   In addition, Prime Response is obligated to engage Accenture for consulting services in connection with its services worth at least $1,000,000 before December 31, 2001. As of December 31, 2000, Prime Response had engaged Accenture for approximately $1,010,000 worth of consulting services.

8. Commitments and Contingencies

 Leases

   Prime Response has several operating lease agreements primarily involving real estate and computers and equipment. These leases are noncancelable and expire on various dates through 2013. Rent expense for operating leases totaled, $2,291,000, $2,465,000 and $3,083,000 for the years ended December 31,
1998, 1999, and 2000, respectively. Future minimum rental payments under leases are as follows:

                                                               Operating Capital
                                                               --------- -------
                                                                (in thousands)
   Year ending December 31,
   2001......................................................   $1,478     $46
   2002......................................................    1,079      40
   2003......................................................    1,013      --
   2004 .....................................................      837      --
   2005......................................................      758      --
   Thereafter ...............................................    4,014      --
                                                                ------     ---
   Total future minimum lease payments ......................   $9,179     $86
                                                                ======     ---
   Less: portion representing interest ......................                9
                                                                           ---
                                                                           $78
                                                                           ===

9. Income Taxes

   Prime Response, Inc.'s statutory and effective tax rates were 34% and 0%, respectively, for each of the years ended December 31, 1999 and 2000. The effective tax rate was 0% due to net operating losses ("NOL") and nonrecognition of any deferred tax asset.

                              PRIME RESPONSE, INC.

   Deferred tax assets (liabilities) are comprised of the following (in thousands):

                                                               December 31,
                                                             ------------------
                                                               1999      2000
                                                             --------  --------
   Net operating loss carryforwards......................... $  8,708  $ 17,891
   Other deferred tax assets................................    1,412     3,151
                                                             --------  --------
   Gross deferred tax asset.................................   10,120    21,042
   Valuation allowance......................................  (10,120)  (21,042)
                                                             --------  --------
   Net deferred taxes....................................... $     --  $     --
                                                             ========  ========

   Prime Response, Inc. has provided a full valuation allowance for the deferred tax assets since it is more likely than not that these future benefits will not be realized. If Prime Response, Inc. achieves profitability, a significant portion of these deferred tax assets could be available to offset future income taxes.

   At December 31, 2000, Prime Response, Inc. has federal and state net operating loss carryforwards of approximately $25,000,000 available to reduce future federal and state income taxes payable. These net operating loss carryforwards begin to expire in 2017 for federal purposes and 2002 for state purposes. Prime Response, Inc. also has non-US net operating loss carryforwards of $27,000,000, some of which begin to expire in 2003.

   Ownership changes, as defined in the Internal Revenue Code, including those resulting from the issuance of common stock in connection with an initial public offering, may limit the amount of net operating loss and tax credit carryforwards that can be utilized to offset future taxable income or tax liability. The amount of the annual limitation is determined in accordance with
Section 382 of the Internal Revenue Code.

10. Segment Analysis

   Prime Response earned all of its revenue from external customers. Prime Response is organized into three segments, software licenses, services and support and applications hosting, to reflect the key sales lines. The segment information includes an allocation of certain corporate costs such as depreciation, amortization and rent expense. The distribution of revenues and total assets by geographic location is as follows (in thousands):

                                                           Year Ended December 31,
                         -------------------------------------------------------------------------------------------------
                                     1998                               1999                           2000
                         --------------------------------  ------------------------------ --------------------------------
                                           Rest                             Rest                             Rest
                                            of                               of                               of
                           US      UK     World    Total     US      UK    World   Total    US       UK     World   Total
                         ------  -------  ------  -------  ------- ------- ------ ------- -------  -------  ------ -------
Revenues:
 Software licenses...... $3,295  $ 5,094  $  106  $ 8,495  $ 1,462 $ 7,797 $  875 $10,134 $ 7,064  $ 6,241  $2,445 $15,750
 Services and support...  1,075    3,104      35    4,214    2,025   4,092    402   6,519   3,387    5,439   1,080   9,906
 Applications hosting...     --    3,827      --    3,827       --   3,869     --   3,869      --    3,207      --   3,207
                         ------  -------  ------  -------  ------- ------- ------ ------- -------  -------  ------ -------
 Total revenues......... $4,370  $12,025  $  141  $16,536  $ 3,487 $15,758 $1,277 $20,522 $10,451  $14,887  $3,525 $28,863
                         ======  =======  ======  =======  ======= ======= ====== ======= =======  =======  ====== =======
Gross profit:
 Software licenses...... $3,290  $ 4,947  $  106  $ 8,343  $ 1,462 $ 7,797 $  875 $10,134 $ 6,985  $ 6,241  $2,445 $15,671
 Services and support...   (631)  (1,597)    (35)  (2,263)     118   1,745     21   1,884    (659)   1,886     517   1,744
 Applications hosting...     --    1,350      --    1,350       --   1,093     --   1,093      --     (107)     --    (107)
                         ------  -------  ------  -------  ------- ------- ------ ------- -------  -------  ------ -------
 Total gross profit..... $2,659  $ 4,700  $   71  $ 7,430  $ 1,580 $10,635 $  896 $13,111 $ 6,326  $ 8,020  $2,962 $17,308
                         ------  -------  ------  -------  ------- ------- ------ ------- -------  -------  ------ -------
   Total assets......... $3,847  $ 3,555  $2,750  $10,152  $13,481 $11,392 $  642 $25,515 $39,835  $10,558  $  689 $51,082
                         ======  =======  ======  =======  ======= ======= ====== ======= =======  =======  ====== =======

                              PRIME RESPONSE, INC.

11. Acquisitions

   On January 19, 1998, Prime Response acquired certain intellectual property rights and other intangible assets related to the MIND software business from an Irish company, Admiral IT Services Limited, for consideration of $2,812,000. The acquisition was accounted for under the purchase method of accounting. The purchase price has been allocated to the assets acquired based upon the fair market values as determined by Prime Response at the date of acquisition and will be amortized on a straight-line basis over the estimated economic lives of two years, principally for goodwill.

   At December 31, 1999 and 2000 Prime Response had accumulated amortization relating to this intangible asset of $2,560,000 and $2,812,000, respectively.

12. Quarterly Results of Operations (Unaudited)

   The following is a summary of the unaudited quarterly results of operations for the periods shown (in thousands, except per share data):

                                               Year Ended December 31,
                          ------------------------------------------------------------------------
                                        1999                                 2000
                          -----------------------------------  -----------------------------------
                           First   Second    Third    Fourth    First    Second    Third   Fourth
                          Quarter  Quarter  Quarter   Quarter  Quarter   Quarter  Quarter  Quarter
                          -------  -------  --------  -------  --------  -------  -------  -------
Revenues................  $ 3,782  $ 5,081  $  4,204  $ 7,455  $  7,535  $ 9,033  $ 6,938  $ 5,357
Loss before income
 taxes..................   (3,832)  (4,502)   (7,178)  (4,892)   (5,058)  (6,094)  (8,022)  (8,490)
Net loss................   (3,833)  (4,503)   (7,185)  (4,898)   (5,076)  (6,002)  (8,022)  (8,490)
Net loss attributable to
 common stockholders....  $(4,444) $(5,180) $(10,253) $(5,576) $(46,310) $(6,002) $(8,022) $(8,490)
Net loss per share--
 basic and diluted
 diluted................  $ (0.64) $ (0.73) $  (1.35) $ (0.72) $  (3.99) $ (0.30) $ (0.39) $ (0.41)

13. Related Party Transactions

   During the years ended December 31, 1999 and 2000, Prime Response made sales totaling $540,000 and $345,000 to a company which is partly owned by a significant shareholder of Prime Response. At December 31, 2000, $136,000 remained outstanding from this related party.

   During the years ended December 31,1999 and 2000, Prime Response made sales totaling $27,000 and $391,000 to a company which is partly owned by a significant shareholder and which one of our Directors holds a directorship position. At December 31, 2000, $71,000 remained outstanding from this related party.

   There were no material related party transactions during the year ended December 31, 1998.

14. Employee Benefit Plan

   Prime Response offers a 401(k) plan to its United States employees who meet certain defined requirements. Under the terms of the 401(k) plan, eligible employees may elect to make tax-deferred contributions, and Prime Response may match 25% of the lesser of the contributing employee's elective deferral or 4% of the contributing employee's total salary. During the year ended December 31, 1998, 1999 and 2000, Prime Response contributed approximately $11,000, $20,000 and $63,000 respectively, to the 401(k) plan.

                                                                         ANNEX A


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

                                     among:

                           Chordiant Software, Inc.,
                            a Delaware corporation;

                           Puccini Acquisition Corp.,
                          a Delaware corporation; and

                             Prime Response, Inc.,
                             a Delaware corporation

                           -------------------------
                          Dated as of January 8, 2001

                           -------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
 SECTION 1. Description of Transaction..................................   A-1
      1.1   Merger of Merger Sub into the Company.......................   A-1
      1.2   Effect of the Merger........................................   A-1
      1.3   Closing; Effective Time.....................................   A-1
      1.4   Certificate of Incorporation and Bylaws; Directors and
            Officers....................................................   A-2
      1.5   Conversion of Shares........................................   A-2
      1.6   Closing of the Company's Transfer Books.....................   A-3
      1.7   Exchange of Certificates....................................   A-3
      1.8   Tax Consequences............................................   A-4
      1.9   Accounting Consequences.....................................   A-4
      1.10  Further Action..............................................   A-4

 SECTION 2. Representations and Warranties of the Company...............   A-4
      2.1   Subsidiaries; Due Organization; Etc. .......................   A-4
      2.2   Certificate of Incorporation and Bylaws.....................   A-5
      2.3   Capitalization, Etc. .......................................   A-5
      2.4   SEC Filings; Financial Statements...........................   A-6
      2.5   Absence of Changes..........................................   A-7
      2.6   Title to Assets.............................................   A-8
      2.7   Receivables; Customers......................................   A-8
      2.8   Real Property; Equipment; Leasehold.........................   A-9
      2.9   Proprietary Assets..........................................   A-9
      2.10  Contracts...................................................  A-11
      2.11  Sale of Products; Performance of Services...................  A-13
      2.12  Liabilities.................................................  A-13
      2.13  Compliance with Legal Requirements..........................  A-13
      2.14  Certain Business Practices..................................  A-13
      2.15  Governmental Authorizations.................................  A-13
      2.16  Tax Matters.................................................  A-14
      2.17  Employee and Labor Matters; Benefit Plans...................  A-15
      2.18  Environmental Matters.......................................  A-17
      2.19  Insurance...................................................  A-17
      2.20  Transactions with Affiliates................................  A-18
      2.21  Legal Proceedings; Orders...................................  A-18
      2.22  Authority; Inapplicability of Anti-takeover Statutes;
            Binding Nature of Agreement.................................  A-18
      2.23  Section 203 of the DGCL Not Applicable......................  A-18
      2.24  No Existing Discussions.....................................  A-18
      2.25  Vote Required...............................................  A-19
      2.26  Non-Contravention; Consents.................................  A-19
      2.27  Fairness Opinion............................................  A-20
      2.28  Financial Advisor...........................................  A-20
      2.29  Full Disclosure.............................................  A-20

 SECTION 3. Representations and Warranties of Parent and Merger Sub.....  A-20
      3.1   Due Organization; Subsidiaries; Etc. .......................  A-20
      3.2   Capitalization, Etc. .......................................  A-21
      3.3   SEC Filings; Financial Statements...........................  A-21
      3.4   Absence of Certain Changes or Events........................  A-22
      3.5   Proprietary Assets..........................................  A-22

                                                                          Page
                                                                          ----
      3.6   Liabilities.................................................  A-22
      3.7   Legal Proceedings; Orders...................................  A-23
      3.8   Authority; Binding Nature of Agreement......................  A-23
      3.9   Vote Required...............................................  A-23
      3.10  Non-Contravention; Consents.................................  A-23
      3.11  Full Disclosure.............................................  A-24
      3.12  Fairness Opinion............................................  A-24
      3.13  Valid Issuance..............................................  A-24
      3.14  Compliance with Legal Requirements..........................  A-24

 SECTION 4. Certain Covenants of the Company and Parent.................  A-24
      4.1   Access and Investigation....................................  A-24
      4.2   Operation of the Company's Business.........................  A-25
      4.3   No Solicitation.............................................  A-27

 SECTION 5. Additional Covenants of the Parties.........................  A-28
      5.1   Registration Statement; Joint Proxy Statement/Prospectus....  A-28
      5.2   Company Stockholders' Meeting...............................  A-29
      5.3   Parent Stockholders' Meeting................................  A-29
      5.4   Regulatory Approvals........................................  A-30
      5.5   Stock Options and ESPP......................................  A-30
      5.6   Warrants....................................................  A-31
      5.7   Employee Benefits...........................................  A-32
      5.8   Indemnification of Officers and Directors...................  A-32
      5.9   Additional Agreements.......................................  A-33
      5.10  Disclosure..................................................  A-33
      5.11  Affiliate Agreements........................................  A-33
      5.12  Tax Matters.................................................  A-33
      5.13  Letter of the Company's Accountants.........................  A-34
      5.14  Resignation of Officers and Directors.......................  A-34
      5.15  Listing.....................................................  A-34
      5.16  Board of Directors..........................................  A-34
      5.17  MarketSwitch Corporation Warrant............................  A-34
      5.18  Expense Amounts in 2001.....................................  A-34

 SECTION 6. Conditions Precedent to Obligations of Parent and Merger
            Sub.........................................................  A-35
      6.1   Accuracy of Representations.................................  A-35
      6.2   Performance of Covenants....................................  A-35
      6.3   Effectiveness of Registration Statement.....................  A-35
      6.4   Stockholder Approval........................................  A-36
      6.5   Consents....................................................  A-36
      6.6   Agreements and Documents....................................  A-36
      6.7   HSR Act.....................................................  A-36
      6.8   Listing.....................................................  A-36
      6.9   No Restraints...............................................  A-36
      6.10  No Governmental Litigation..................................  A-36
      6.11  No Other Litigation.........................................  A-37
      6.12  MarketSwitch Warrant........................................  A-37

 SECTION 7. Conditions Precedent to Obligation of the Company...........  A-37
      7.1   Accuracy of Representations.................................  A-37
      7.2   Performance of Covenants....................................  A-38
      7.3   Effectiveness of Registration Statement.....................  A-38

                                                                            Page
                                                                            ----
      7.4   Stockholder Approval..........................................  A-38
      7.5   Documents.....................................................  A-38
      7.6   HSR Act.......................................................  A-38
      7.7   Listing.......................................................  A-38
      7.8   No Restraints.................................................  A-38

 SECTION 8. Termination...................................................  A-38
      8.1   Termination...................................................  A-38
      8.2   Effect of Termination.........................................  A-39
      8.3   Expenses; Termination Fees....................................  A-39

 SECTION 9. Miscellaneous Provisions......................................  A-40
      9.1   Amendment.....................................................  A-40
      9.2   Waiver........................................................  A-41
      9.3   No Survival of Representations and Warranties.................  A-41
      9.4   Entire Agreement; Counterparts................................  A-41
      9.5   Applicable Law; Jurisdiction..................................  A-41
      9.6   Disclosure Schedule...........................................  A-41
      9.7   Attorneys' Fees...............................................  A-41
      9.8   Assignability.................................................  A-41
      9.9   Notices.......................................................  A-42
      9.10  Cooperation...................................................  A-42
      9.11  Severability..................................................  A-42
      9.12  Construction..................................................  A-43

                                    EXHIBITS

 Exhibit A Certain Definitions

 Exhibit B Form of Certificate of Incorporation of Surviving Corporation

 Exhibit C Form of Affiliate Agreement

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

   This Agreement and Plan of Merger and Reorganization ("Agreement") is made and entered into as of January 8, 2001, by and among: Chordiant Software, Inc., a Delaware corporation ("Parent"); Puccini Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"); and Prime Response, Inc., a Delaware corporation (the "Company"). Certain capitalized terms used in this Agreement are defined in Exhibit A.

                                    Recitals

   A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub into the Company in accordance with this Agreement and the Delaware General Corporation Law (the "Merger"). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent.

   B. It is intended that the Merger qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). For financial reporting purposes, it is intended that the Merger be accounted for as a "purchase".

   C. The respective boards of directors of Parent, Merger Sub and the Company have approved this Agreement and approved the Merger.

   D. In order to induce Parent to enter into this Agreement and to consummate the Merger, concurrently with the execution and delivery of this Agreement, certain stockholders of the Company are executing voting agreements in favor of Parent pursuant to which such stockholders have agreed to vote not less than 40 percent of the Company Common Stock outstanding as of the date of this Agreement in favor of the approval of the Merger and approval of this Agreement.

                                   Agreement

   The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1. Description of Transaction

   1. Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the "Surviving Corporation").

   1.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Delaware General Corporation Law (the "DGCL").

   1.3 Closing; Effective Time. The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Cooley Godward LLP, 3175 Hanover Street, Palo Alto, California, at 1:30 p.m., California time, on a date to be designated by Parent (the "Closing Date"), which shall be as promptly as practical, but in no event later than the fifth business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6 and 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL shall be duly executed by the Company and concurrently with or as soon as practicable following the Closing delivered to the Secretary of State of the State of Delaware for filing. The Merger shall become effective upon the filing of such certificate of merger with the Secretary of State of the State of Delaware (the "Effective Time").

   1.4 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

       (a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated immediately after the Effective Time to conform to Exhibit B;

       (b) the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time; and

       (c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors and officers of Merger Sub immediately prior to the Effective Time.

   1.5 Conversion of Shares.

   (a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the
Company:

       (i) any shares of Company Common Stock then held by the Company or any wholly owned Subsidiary of the Company (or held in the Company's treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

       (ii) any shares of Company Common Stock then held by Parent, Merger Sub or any other wholly owned Subsidiary of Parent shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

       (iii) except as provided in clauses "(i)" and "(ii)" above and subject to Sections 1.5(b), 1.5(c) and 1.5(d), each share of Company Common Stock then outstanding shall be converted into the right to receive 0.60 of a share of Parent Common Stock; and

       (iv) each share of the common stock, $0.001 par value per share, of Merger Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation.

   The fraction of a share of Parent Common Stock specified in Section 1.5(a)(iii) (as such fraction may be adjusted in accordance with this Section 1.5(b)) is referred to as the "Exchange Ratio."

   (b) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Exchange Ratio shall be appropriately adjusted.

   (c) If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, repurchase right, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company or under which the Company has any rights, then the shares of Parent Common Stock issued in exchange for such shares of Company Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. The Company shall assign such repurchase option or repurchase right to Parent and take all such other action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

   (d) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and, upon surrender of such holder's Company Stock Certificate(s) (as defined in Section 1.6), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Parent Common Stock on the Nasdaq National Market on the date the Merger becomes effective.

   1.6 Closing of the Company's Transfer Books. At the Effective Time: (a) all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Common Stock (a "Company Stock Certificate") is presented to the Exchange Agent (as defined in Section 1.7) or to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.7.

   1.7 Exchange of Certificates.

   (a) On or prior to the Closing Date, Parent shall designate a reputable bank or trust company reasonably satisfactory to the Company to act as exchange agent in the Merger (the "Exchange Agent"). As soon as practicable after the Effective Time, Parent shall deposit with the Exchange Agent (i) certificates representing the shares of Parent Common Stock issuable pursuant to this
Section 1, and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(d). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the "Exchange Fund."

   (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail to the record holders of Company Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for certificates representing Parent Common Stock. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (1) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.5 (and cash in lieu of any fractional share of Parent Common Stock), and (2) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.7(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Parent Common Stock (and cash in lieu of any fractional share of Parent Common Stock) as contemplated by Section 1. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition to the issuance of any certificate representing Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.

   (c) Notwithstanding anything to the contrary contained in this Agreement, no shares of Parent Common Stock (or certificates therefor) shall be issued in exchange for any Company Stock Certificate to any Person who may be an "affiliate" (as that term is used in Rule 145 under the Securities Act) of the Company until such Person shall have delivered to Parent and the Company a duly executed Affiliate Agreement as contemplated by Section 5.11.

   (d) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate in accordance with this Section 1.7 (at which time such holder shall be entitled, subject to the effect of applicable escheat or similar laws, to receive all such dividends and distributions, without interest).

   (e) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date 180 days after the date on which the Merger becomes effective shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

   (f) Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

   (g) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

   1.8 Tax Consequences. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368 of the Code. The parties to this Agreement hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

   1.9 Accounting Consequences. For financial reporting purposes, the Merger is intended to be accounted for as a "purchase."

   1.10 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

Section 2. Representations and Warranties of the Company

   The Company represents and warrants to Parent and Merger Sub as follows:

   2.1 Subsidiaries; Due Organization; Etc.

   (a) The Company has no Subsidiaries, except for the corporations identified in Part 2.1(a)(i) of the Company Disclosure Schedule; and neither the Company nor any of the Entities identified in Part 2.1(a)(i) of the Company Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 2.1(a)(ii) of the Company Disclosure Schedule. (The Company and each of its Subsidiaries are referred to collectively in this Agreement as the "Acquired Corporations.") None of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. None of the Acquired Corporations has, at any time, been a general partner of, or has otherwise been liable for any of the debts or obligations of, any general partnership, limited partnership or other Entity.

   (b) Each of the Acquired Corporations is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

   (c) Each of the Acquired Corporations is qualified to do business and is in good standing as a foreign corporation or other Entity, under the laws of all jurisdictions where the nature of its business requires such qualification, except where the failure to so qualify would not have a Material Adverse Effect on the Acquired Corporations.

   2.2 Certificate of Incorporation and Bylaws. The Company has delivered to Parent accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of the respective Acquired Corporations, including all amendments thereto.

   2.3 Capitalization, Etc.

   (a) The authorized capital stock of the Company consists of: (i) 60,000,000 shares of Company Common Stock, of which 20,482,070 shares have been issued and are outstanding as of the date of this Agreement; and (ii) 1,000,000 shares of Company Preferred Stock, of which no shares are outstanding. Except as set forth in Part 2.3(a)(i) of the Company Disclosure Schedule, the Company does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. As of the date of this Agreement, there are no shares of Company Common Stock held by any of the other Acquired Corporations. Except as set forth in Part 2.3(a)(i) of the Company Disclosure Schedule: (i) none of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right under any provision of the Delaware General Corporation Law, the Company's certificate of incorporation or bylaws or any agreement to which the Company is a party or is bound; (ii) none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company; and (iii) there is no Acquired Corporation Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock. None of the Acquired Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock.

   (b) Part 2.3(b)(i) of the Company Disclosure Schedule identifies each stock option plan or similar plan with respect to which the Company or any predecessor company, or any of the Company's Subsidiaries, has granted or may in the future grant any stock options, and sets forth the number of shares of Company Common Stock that, as of the date of this Agreement, are reserved for future issuance upon the exercise of stock options granted and outstanding under such plan. Stock options (including stock options granted pursuant to stock option plans adopted by the Company, stock options granted pursuant to stock option plans assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted) pursuant to which the Company is or may be required to issue shares of Company Common Stock are referred to in this Agreement as "Company Options." As of the date of this
Agreement: (i) 120,000 shares of Company Common Stock are reserved for future issuance pursuant to stock options granted and outstanding under the Company's 1999 Outside Director Stock Option Plan; (ii) 294,746 shares of Company Common Stock are reserved for future issuance pursuant to stock options granted and outstanding under the Company's 1998 Stock Option/Stock Issuance Plan; and
(iii) 300,000 shares of Company Common Stock are reserved for future issuance pursuant to the Company's 1999 Employee Stock Purchase Plan ("ESPP"). As of the date of this

Agreement: (i) 80,000 Company Common Shares are subject to issuance pursuant to the exercise of stock options granted and outstanding under the Company's 1999 Outside Director Stock Option Plan, of which 80,000 shares are currently vested; (ii) 2,199,107 shares of Company Common Stock are subject to issuance pursuant to the exercise of stock options granted and outstanding under the Company's 1998 Stock Option/Stock Issuance Plan, of which 599,058 shares are currently vested; and (iii) no shares of Company Common Stock are subject to issuance pursuant to the exercise of purchase rights granted under the ESPP.
Part 2.3(b)(ii) of the Company Disclosure Schedule sets forth the vesting schedule applicable to all Company Options.

   (c) Part 2.3(c) of the Company Disclosure Schedule identifies all options and warrants to purchase or otherwise acquire Company Common Stock that are outstanding as of the date of this Agreement and are held by Persons that are not employees of any of the Acquired Corporations (collectively, the "Company Warrants") and sets forth the following information with respect to each Company Warrant: (i) the name of the holder of such Company Warrant; (ii) the number of shares of Company Common Stock subject to such Company Warrant; (iii) the exercise price of such Company Warrant; (iv) any conditions to the exercisability of such Company Warrant; (v) the date on which such Company Warrant expires; and (vi) the effect of the Merger on such Company Warrant. The Company has delivered to Parent accurate and complete copies of the Company Warrants and all Contracts relating thereto.

   (d) Except as set forth in Sections 2.3(a) and 2.3(b) above and in Parts 2.3(b) and 2.3(c) of the Company Disclosure Schedule there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of any of the Acquired Corporations; (ii) outstanding or contingent security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Corporations; (iii) stockholder rights plan (or similar plan commonly referred to as a "poison pill") or Contract under which any of the Acquired Corporations is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of any of the Acquired Corporations.

   (e) Except as set forth in Part 2.3(e) of the Company Disclosure Schedule, all outstanding capital stock, options, warrants and other securities of the respective Acquired Corporations have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements and (ii) all requirements set forth in applicable Contracts.

   (f) All of the outstanding shares of capital stock of the corporations identified in Part 2.1(a)(i) of the Company Disclosure Schedule have been duly authorized and are validly issued, are fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and are owned beneficially and of record by the Company, free and clear of any Encumbrances.

   2.4 SEC Filings; Financial Statements.

   (a) The Company has delivered or made available to Parent accurate and complete copies of all registration statements, proxy statements and other statements, reports, schedules, forms and other documents filed by the Company with the SEC since March 2, 2000, and all amendments thereto (the "Company SEC Documents"). All statements, reports, schedules, forms and other documents required to have been filed by the Company with the SEC have been so filed on a timely basis. None of the Company's Subsidiaries is required to file any documents with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

   (b) The financial statements (including any related notes) contained in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material in amount), and (iii) fairly present the consolidated financial position of the Company and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated subsidiaries for the periods covered thereby.

   2.5 Absence of Changes.

   (a) Except as set forth in Part 2.5(a) of the Company Disclosure Schedule, since September 30, 2000:

       (i) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets of any of the Acquired Corporations (whether or not covered by insurance) that has had or could reasonably be expected to have a Material Adverse Effect on the Acquired Corporations;

       (ii) none of the Acquired Corporations has (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock, or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities;

       (iii) none of the Acquired Corporations has sold, issued or granted, or authorized the issuance of, (i) any capital stock or other security (except for Company Common Stock issued upon the valid exercise of outstanding Company Options or Company Warrants), (ii) any option, warrant or right to acquire any capital stock or any other security (except for Company Options covered by Part 2.3(b)(i) and Company Warrants identified in Part 2.3(b)(ii) of the Company Disclosure Schedule), or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

       (iv) none of the Acquired Corporations has received any Acquisition Proposal;

       (v) none of the Acquired Corporations has formed any Subsidiary or acquired any equity interest or other interest in any other Entity;

       (vi) none of the Acquired Corporations has made any capital expenditure which, when added to all other capital expenditures made on behalf of the Acquired Corporations between September 30, 2000 and the date of this Agreement, exceeds $100,000 in the aggregate;

       (vii) except in the ordinary course of business and consistent with past practices, none of the Acquired Corporations has amended or terminated, or waived any material right or remedy under, any Material Contract;

       (viii) none of the Acquired Corporations has written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness that exceeds $20,000;

       (ix) the Company has not amended or waived any of its rights under, or permitted the acceleration of vesting under, (i) any provision of any of its stock option plans, (ii) any provision of any Contract evidencing or relating to any outstanding Company Option or Company Warrant or (iii) any restricted stock purchase agreement;

       (x) there has been no amendment to the certificate of incorporation, bylaws or other charter or organizational documents of any of the Acquired Corporations, and none of the Acquired Corporations has effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

       (xi) none of the Acquired Corporations has entered into any material transaction or taken any other material action; and

       (xii) none of the Acquired Corporations has agreed or committed to take any of the actions referred to in clauses Section 2.5(a) "(i)" through "(xi)" above.

   (b) Except as set forth in Part 2.5(b) of the Company Disclosure Schedule, since January 1, 2000:

       (i) there has not been any Material Adverse Effect on the Acquired Corporations, and no event has occurred or circumstance has arisen that, in combination with any other events or circumstances, could reasonably be expected to have a Material Adverse Effect on the Acquired Corporations;

       (ii) none of the Acquired Corporations has (i) acquired, leased or licensed any material right or other material asset from any other Person except for in the ordinary course of business and consistent with past practices, (ii) sold or otherwise disposed of, or leased or licensed, any material right or other material asset to any other Person, except in the ordinary course of business and consistent with past practices, or (iii) waived or relinquished any right, except for rights or other assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with past practices;

       (iii) none of the Acquired Corporations has (i) adopted, established or entered into any Employee Plan (as defined in Section 2.17), (ii) caused or permitted any Employee Plan to be amended in any material respect, or
  (iii) except for the individuals set forth on Part 2.10(a)(i) of the Company Disclosure Schedule, paid any bonus or made any profit-sharing or similar payment to, or materially increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

       (iv) none of the Acquired Corporations has changed any of its methods of accounting or accounting practices in any material respect;

       (v) none of the Acquired Corporations has made any material Tax election;

       (vi) none of the Acquired Corporations has entered into any material transaction or taken any other material action that has had, or could reasonably be expected to have, a Material Adverse Effect on the Acquired Corporations; and

       (vii) none of the Acquired Corporations has agreed or committed to take any of the actions referred to in clauses Section 2.5(b) "(i)" through "(vi)" above.

   2.6 Title to Assets. The Acquired Corporations own, and have good and valid title to, all assets purported to be owned by them, including: (i) all assets reflected on the Company Unaudited Interim Balance Sheet (except for current assets sold or otherwise disposed of in the ordinary course of business since the date of the Company Unaudited Interim Balance Sheet); and (ii) all other assets reflected in the books and records of the Acquired Corporations as being owned by the Acquired Corporations. All of said assets are owned by the Acquired Corporations free and clear of any Encumbrances, except for (1) any lien for current taxes not yet due and payable, (2) minor liens that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Corporations, and
(3) liens described in Part 2.6 of the Company Disclosure Schedule.

   2.7 Receivables; Customers.

   (a) All existing accounts receivable of the Acquired Corporations (including those accounts receivable reflected on the Company Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since the date of the Company Unaudited Interim Balance Sheet, and have not yet been collected) (i) represent valid obligations of customers of the Acquired Corporations arising from bona fide transactions entered into in the ordinary course of business, (ii) are current as of November 30, 2000, and, to the best of the Company's knowledge, will be collected in full, without any counterclaim or set off (net of an allowance for doubtful accounts not to exceed $250,000 in the aggregate).

   (b) Part 2.7(b) of the Company Disclosure Schedule contains an accurate and complete list as of the date of this Agreement of all outstanding loans and advances made by any of the Acquired Corporations to any employee, director, consultant or independent contractor, other than routine travel advances made to employees in the ordinary course of business.

   (c) Part 2.7(c)(i) of the Company Disclosure Schedule accurately identifies, and provides an accurate and complete breakdown of the revenues recorded from, each customer or other Person that accounted for (A) more than $500,000 of the consolidated gross revenues of the Acquired Corporations in fiscal year 1999, or (B) more than $250,000 of the consolidated gross revenues of the Acquired Corporations for the nine months ended September 30, 2000. Since January 1, 2000, the Company has not received any notice or other written communication indicating that any customer or other Person identified in Part 2.7(c)(ii) of the Company Disclosure Schedule intends to cease dealing with any of the Acquired Corporations, to terminate any outstanding software maintenance agreement with any of the Acquired Corporations or may otherwise materially reduce the volume of business transacted by such Person with any of the Acquired Corporations below historical levels.

   (d) The unaudited ranges and numbers, as the case may be, for the revenues, net loss per share and cash position of the Company as of December 29, 2000 as set forth in the Company's December 29, 2000 press release are true and accurate as of December 29, 2000 and there has been no material change to such numbers between the date of such press release and December 31, 2000.

   2.8 Real Property; Equipment; Leasehold. All material items of equipment and other tangible assets owned by or leased to the Acquired Corporations are adequate for the uses to which they are being put, are in good and operating condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the business of the Acquired Corporations in the manner in which such business is currently being conducted. Except as set forth in Part 2.8 of the Company Disclosure Schedule, none of the Acquired Corporations own any real property or any interest in real property. Part 2.8 of the Company Disclosure Schedule contains an accurate and complete list of all the Acquired Corporations' real property leases.

   2.9 Proprietary Assets.

   (a) Part 2.9(a)(i) of the Company Disclosure Schedule sets forth, with respect to each Proprietary Asset owned by any of the Acquired Corporations and registered with any Governmental Body or for which an application has been filed with any Governmental Body, (i) a brief description of such Proprietary Asset, and (ii) the names of the jurisdictions covered by the applicable registration or application. Part 2.9(a)(ii) of the Company Disclosure Schedule identifies and provides a brief description of each Proprietary Asset owned by any of the Acquired Corporations that is material to the business of the Acquired Corporations. Part 2.9(a)(iii) of the Company Disclosure Schedule identifies and provides a brief description of, and identifies any ongoing royalty or payment obligations in excess of $10,000 with respect to, each Proprietary Asset that is licensed or otherwise made available to any of the Acquired Corporations by any Person and is material to the business of the Acquired Corporations (except for any Proprietary Asset that is licensed to any Acquired Corporation under any third party software license generally available to the public), and identifies the Contract under which such Proprietary Asset is being licensed or otherwise made available to such Acquired Corporation. The Acquired Corporations have good and valid title to all of the Acquired Corporation Proprietary Assets identified or required to be identified in Parts 2.9(a)(i) and 2.9(a)(ii) of the Company Disclosure Schedule, free and clear of all Encumbrances, except for (i) any lien for current taxes not yet due and payable, and (ii) minor liens that have arisen in the ordinary course of business and that do not (individually or in the aggregate) materially detract from the value of the Acquired Corporation Proprietary Assets subject thereto or materially impair the operations of either of the Acquired Corporations. The Acquired Corporations have a valid right to use, license and otherwise exploit all Proprietary Assets identified in Part 2.9(a)(iii) of the Company Disclosure Schedule. Except as set forth in Part 2.9(a)(iv) of the Company Disclosure Schedule, none of the Acquired Corporations has developed jointly with any other Person any Acquired Corporation Proprietary Asset that is material to the business of the Acquired Corporations and with respect to which such other Person has any rights. Except as set forth in Part 2.9(a)(v) of the Company Disclosure Schedule, there is no Acquired Corporation Contract pursuant to which any Person has any right (whether or not currently exercisable) to use, license or otherwise exploit any Acquired Corporation Proprietary Asset, except for the license of the Company's products in the ordinary course of business consistent with past practices.

   (b) The Acquired Corporations have taken reasonable measures and precautions to protect and maintain the confidentiality, secrecy and value of all material Acquired Corporation Proprietary Assets (except Acquired Corporation Proprietary Assets whose value would be unimpaired by disclosure). Without limiting the generality of the foregoing, except as set forth in Part 2.9(b) of the Company Disclosure Schedule, (i) each current or former employee of any Acquired Corporation who is or was involved in, or who has contributed to, the creation or development of any material Acquired Corporation Proprietary Asset has executed and delivered to such Acquired Corporation an agreement (containing no exceptions to or exclusions from the scope of its coverage) that is substantially identical to the form of the Principal Statement of Terms and Conditions of Employment or the Proprietary Information and Inventions Agreement previously delivered by the Company to Parent, and (ii) each current and former consultant or independent contractor to any Acquired Corporation who is or was involved in, or who has contributed to, the creation or development of any material Acquired Corporation Proprietary Asset has executed and delivered to such Acquired Corporation an agreement (containing no exceptions to or exclusions from the scope of its coverage) that is substantially identical to the form of the Principal Statement of Terms and Conditions of Employment or the Proprietary Information and Inventions Agreement previously delivered to Parent. Except as set forth in Part 2.9(b) of the Company Disclosure Schedule, no current or former employee, officer, director, stockholder, consultant or independent contractor of or to any of the Acquired Corporations has any right, claim or interest in or with respect to any Acquired Corporation Proprietary Asset.

   (c) To the best of the knowledge of the Company: (i) all patents, trademarks, service marks and copyrights held by any of the Acquired Corporations are valid, enforceable and subsisting; (ii) none of the Acquired Corporation Proprietary Assets and no Proprietary Asset that is currently being developed by any of the Acquired Corporations (either by itself or with any other Person) infringes, misappropriates or conflicts with any Proprietary Asset owned or used by any other Person; (iii) none of the products, systems, software, computer programs, source code, models, algorithms, formula, compounds, inventions, designs, technology, proprietary rights or intangible assets that is or has been designed, licensed, created, developed, assembled, manufactured, sold or otherwise been made available by any of the Acquired Corporations is infringing, misappropriating or making any unlawful or unauthorized use of any Proprietary Asset owned or used by any other Person;
(iv) none of the Acquired Corporations has received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement, misappropriation or unlawful or unauthorized use of, any Proprietary Asset owned or used by any other Person; and (v) no other Person is infringing, misappropriating or making any unlawful or unauthorized use of, and no Proprietary Asset owned or to the knowledge of the Company, used by any other Person infringes or conflicts with, any material Acquired Corporation Proprietary Asset.

   (d) All necessary registration, maintenance, renewal fees, annuity fees and taxes that are due and owing in connection with each Proprietary Asset identified in Part 2.9(a)(i) of the Company Disclosure Schedule (the "Company Registered Proprietary Assets") have been paid and all necessary documents and certificates in connection with such Company Registered Proprietary Assets have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining registered or recorded status for such Company Registered Proprietary Assets.

   (e) To the best of the knowledge of the Company, the Acquired Corporation Proprietary Assets constitute all the Proprietary Assets necessary to enable the Acquired Corporations to conduct their business in all respects in the manner in which such business is being conducted. None of the Acquired Corporations has (i) licensed any of the material Acquired Corporation Proprietary Assets to any Person on an exclusive basis, or (ii) entered into any covenant not to compete or Contract limiting or purporting to limit the ability of any Acquired Corporation to exploit fully any material Acquired Corporation Proprietary Assets or to transact business in any market or geographical area or with any Person.

   (f) Except as set forth in Part 2.9(f)(i) of the Company Disclosure Schedule, none of the Acquired Corporations has disclosed or delivered to any Person, or permitted the disclosure or delivery to any escrow agent or other Person, of any Acquired Corporation Source Code. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) could reasonably be expected to, result in the disclosure or delivery to any Person of any Acquired Corporation Source Code or the release from any escrow of any other Acquired Corporation Proprietary Asset. Part 2.9(f)(ii) of the Company Disclosure Schedule identifies each Contract pursuant to which any of the Acquired Corporations has deposited or is required to deposit with an escrowholder or any other Person of any Acquired Corporation Source Code, and further describes whether the execution of this Agreement or the consummation of any of the transactions contemplated hereby could reasonably be expected to result in the release or disclosure of any Acquired Corporation Source Code or the release or disclosure of any other Acquired Corporation Proprietary Asset.

   (g) To the Company's knowledge, except with respect to demonstration or trial copies, no product, system, program or software module designed, developed, sold, licensed or otherwise made available by any of the Acquired Corporations to any Person contains any "back door," "time bomb," "Trojan horse," "worm," "drop dead device," "virus" or other software routine or hardware components designed to permit unauthorized access or to disable or erase software, hardware or data without the consent of the user.

   2.10 Contracts.

   (a) Part 2.10 of the Company Disclosure Schedule identifies each Acquired Corporation Contract that constitutes a "Material Contract." (For purposes of this Agreement, each of the following shall be deemed to constitute a "Material Contract"):

       (i) any Contract (A) relating to the employment of, or the performance of services by, any employee or consultant with an annual salary in excess of $100,000, (B) pursuant to which any of the Acquired Corporations is or may become obligated to make any severance, termination or similar payment to any current or former employee, independent contractor or director or
  (C) pursuant to which any of the Acquired Corporations is or may become obligated to make any bonus or similar payment (other than payments constituting base salary) in excess of $25,000 to any current or former employee or director;

       (ii) any Contract relating to the acquisition, transfer, development, sharing or license of any Proprietary Asset (except for any Contract pursuant to which (A) any Proprietary Asset is licensed to the Acquired Corporations under any third party software license generally available to the public, or (B) any Proprietary Asset is licensed by any of the Acquired Corporations to any Person on a non-exclusive basis);

       (iii) any Contract that provides for indemnification or exculpation of any officer, director, employee or agent;

       (iv) any Contract imposing any restriction on the right or ability of any Acquired Corporation (A) to compete with any other Person, (B) to acquire any product or other asset or any services from any other Person,
  (C) to the best of the knowledge of the Company, to solicit, hire or retain any Person as an employee, consultant or independent contractor, (D) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person, (E) to perform services for any other Person, or (F) to transact business or deal in any other manner with any other Person;

       (v) any Contract (other than Contracts evidencing Company Options and Company Warrants) (A) relating to the acquisition, redemption, conversion, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any securities, or (C) providing any of the Acquired Corporations with any right of first refusal with respect to, or right to repurchase or redeem, any securities;

       (vi) any Contract incorporating or relating to any guaranty, any warranty or any indemnity or similar obligation, except for Contracts substantially identical to the standard forms of end-user licenses previously delivered by the Company to Parent;

       (vii) any Contract pursuant to which (A) any monies have been loaned to any of the Acquired Corporations or to any Person or Entity by any of the Acquired Corporations in excess of $10,000 individually or in excess of $50,000 in the aggregate, or (B) any of the Acquired Corporations have granted a security interest in any of its assets;

       (viii) any Contract relating to any currency hedging;

       (ix) any Contract containing "standstill" or similar provisions;

       (x) any Contract (A) to which any Governmental Body is a party or under which any Governmental Body has any rights or obligations, or (B) directly or indirectly benefiting any Governmental Body (including any subcontract or other Contract between any Acquired Corporation and any contractor or subcontractor to any Governmental Body);

       (xi) any Contract requiring that any of the Acquired Corporations give any notice or provide any information to any Person prior to considering or accepting any Acquisition Proposal or similar proposal, or prior to entering into any discussions, agreement, arrangement or understanding relating to any Acquisition Transaction or similar transaction;

       (xii) any Contract that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $100,000 in the aggregate, or contemplates or involves the performance of services having a value in excess of $100,000 in the aggregate;

       (xiii) any Contract that could reasonably be expected to have a material effect on (A) the business, condition, capitalization, assets, liabilities, operations or financial performance of any of the Acquired Corporations, or (B) the ability of the Company to perform any of its obligations under, or to consummate any of the transactions contemplated by this Agreement; and

       (xiv) any other Contract, if a breach of such Contract could reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

The Company has delivered to Parent an accurate and complete copy of each Acquired Corporation Contract that constitutes a Material Contract.

   (b) Each Acquired Corporation Contract that constitutes a Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

   (c) Except as set forth in Part 2.10(c) of the Company Disclosure Schedule:
(i) none of the Acquired Corporations has violated or breached, or committed any default under, any Acquired Corporation Contract, except for violations, breaches and defaults that have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations; and, to the best of the knowledge of the Company, no other Person has violated or breached, or committed any default under, any Acquired Corporation Contract, except for violations, breaches and defaults that have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations; (ii) to the best of the knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) could reasonably be expected to (A) result in a violation or breach of any of the provisions of any Acquired Corporation Contract, (B) give any Person the right to declare a default or exercise any remedy under any Acquired Corporation Contract, (C) give any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Acquired Corporation Contract, (D) give any Person the right to accelerate the maturity or performance of any Acquired Corporation Contract, (E) result in the disclosure, release or delivery of any Acquired Corporation Source Code, or (F) give any Person the right to cancel, terminate or modify any Acquired Corporation Contract, except in each such case for defaults, acceleration rights, termination rights and other rights that have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations; and (iii) since January 1, 1999, none of the Acquired Corporations has received any notice or other communication regarding any actual or possible violation or breach of, or default under, any Acquired Corporation Contract, except in each such case for breaches that have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

   2.11 Sale of Products; Performance of Services.

   (a) Except as set forth in Part 2.11(a) of the Company Disclosure Schedule, each product, system, program, Proprietary Asset or other asset designed, developed, manufactured, assembled, sold, installed, repaired, licensed or otherwise made available by any of the Acquired Corporations to any Person conformed and complied in all material respects with the terms and requirements of any applicable warranty or other Contract and with all applicable Legal Requirements.

   (b) All installation services, programming services, integration services, repair services, maintenance services, support services, training services, upgrade services and other services that have been performed by the Acquired Corporations were performed properly and in conformity in all material respects with the terms and requirements of all applicable warranties and other Contracts and with all applicable Legal Requirements.

   (c) Except as set forth in Part 2.11(c) of the Company Disclosure Schedule, since January 1, 1999, no customer or other Person has asserted or threatened to assert any claim against any of the Acquired Corporations (i) under or based upon any warranty provided by or on behalf of any of the Acquired Corporations, or (ii) under or based upon any other warranty relating to any product, system, program, Proprietary Asset or other asset designed, developed, manufactured, assembled, sold, installed, repaired, licensed or otherwise made available by any of the Acquired Corporations or any services performed by any of the Acquired Corporations not otherwise covered by maintenance agreements then in place with such customer.

   2.12 Liabilities. None of the Acquired Corporations has any accrued, contingent or other liabilities of any nature, either matured or unmatured, except for: (a) liabilities identified as such in the Company Unaudited Interim Balance Sheet or the notes thereto; (b) liabilities that have been incurred by the Acquired Corporations since September 30, 2000 in the ordinary course of business and consistent with past practices; (c) liabilities incurred under this Agreement and the other agreements contemplated hereby; and (d) liabilities described in Part 2.12 of the Company Disclosure Schedule.

   2.13 Compliance with Legal Requirements. Each of the Acquired Corporations has complied in all respects with all applicable Legal Requirements, except where the failure to do so would not have a Material Adverse Effect on the Acquired Corporations. Since January 1, 2000, none of the Acquired Corporations has received any notice or other communication from any Governmental Body or other Person regarding any actual or possible violation of, or failure to comply with, any Legal Requirement.

   2.14 Certain Business Practices. None of the Acquired Corporations and to the knowledge of the Company, no director, officer, agent or employee of any of the Acquired Corporations has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity,
(ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or
(iii) made any other unlawful payment.

   2.15 Governmental Authorizations.

   (a) The Acquired Corporations hold all Governmental Authorizations necessary to enable the Acquired Corporations to conduct their respective businesses in the manner in which such businesses are currently being conducted, except where the failure to hold any such Governmental Authorization would not have a Material Adverse Effect on the Acquired Corporations. All such Governmental Authorizations are valid and in full force and effect. Each Acquired Corporation is in substantial compliance with the terms and requirements of such Governmental Authorizations. Since January 1, 2000, none of the Acquired Corporations has received any notice or other communication from any Governmental Body regarding (a) any actual or possible violation of or failure to comply with any term or requirement of any material Governmental Authorization, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization. No Governmental Body has at any time challenged in writing the right of any of the Acquired Corporations to design, license, manufacture, offer, sell or otherwise make available any of its products, systems, programs, software or services.

   (b) No grant, incentive or subsidy has been provided or made available to or for the benefit of any of the Acquired Corporations by any U.S. or foreign Governmental Body or otherwise.

   2.16 Tax Matters.

   (a) Each of the Tax Returns required to be filed by or on behalf of the respective Acquired Corporations with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the "Acquired Corporation Returns") (i) has been or will be filed on or before the applicable due date (including any extensions of such due date), and (ii) has been, or will be when filed, prepared in all material respects in compliance with all applicable Legal Requirements. All amounts shown on the Acquired Corporation Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date.

   (b) The Company Unaudited Interim Balance Sheet fully accrues all actual and contingent liabilities for Taxes with respect to all periods through September 30, 2000 in accordance with generally accepted accounting principles. Each Acquired Corporation will establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all Taxes for the period from September 30, 2000 through the Closing Date.

   (c) Except as set forth in Part 2.16(c) of the Company Disclosure Schedule, no Acquired Corporation Return has ever been examined or audited by any Governmental Body and no Acquired Corporation is involved in any current dispute with any Governmental Body with respect to Taxes. To the best of the knowledge of the Company, there is no planned investigation, audit or non-routine visit by any Governmental Body with respect to Taxes. No extension or waiver of the limitation period applicable to any of the Acquired Corporation Returns has been granted (by the Company or any other Person), and no such extension or waiver has been requested from any Acquired Corporation.

   (d) No claim or Legal Proceeding is pending or, to the best of the knowledge of the Company, has been threatened against or with respect to any Acquired Corporation in respect of any material Tax. There are no unsatisfied liabilities for material Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by any Acquired Corporation with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Acquired Corporations and with respect to which adequate reserves for payment have been established on the Company Unaudited Interim Balance Sheet). There are no liens for material Taxes upon any of the assets of any of the Acquired Corporations except liens for current Taxes not yet due and payable. None of the Acquired Corporations has entered into or become bound by any agreement or consent pursuant to Section 341(f) of the Code (or any comparable provision of state or foreign Tax laws). None of the Acquired Corporations has been, and none of the Acquired Corporations will be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code (or any comparable provision under state or foreign Tax laws) as a result of transactions or events occurring, or accounting methods employed, prior to the Closing. None of the Acquired Corporations has made any distribution of stock of any controlled corporation, as that term is defined in Code Section 355(a)(1).

   (e) There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of any of the Acquired Corporations that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to (alone or in combination with other Contracts, events or circumstances), give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code (or any comparable provision of state or foreign Tax laws). None of the Acquired Corporations is, or has ever been, a party to or bound by any tax indemnity agreement, tax-sharing agreement, tax allocation agreement or similar Contract.

   2.17 Employee and Labor Matters; Benefit Plans.

   (a) Part 2.17(a) of the Company Disclosure Schedule identifies each salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program or agreement and each other employee benefit plan or arrangement, but excluding plans or other arrangements providing benefits not in excess of those mandated by foreign law (collectively, the "Employee Plans") sponsored, maintained, contributed to or required to be contributed to by any of the Acquired Corporations for the benefit of any current or former employee of any of the Acquired Corporations.

   (b) Except as set forth in Part 2.17(a) of the Company Disclosure Schedule, none of the Acquired Corporations maintains, sponsors or contributes to, and none of the Acquired Corporations has at any time in the past maintained, sponsored or contributed to, any employee pension benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether or not excluded from coverage under specific Titles or Subtitles of ERISA or any similar pension benefit plan or any occupational pension scheme or agreement under the laws of any foreign jurisdiction, but excluding plans or other arrangements providing benefits not in excess of those mandated by foreign law, for the benefit of employees or former employees or directors of any of the Acquired Corporations (a "Pension Plan"). No Pension Plan identified in Part 2.17(a) of the Company Disclosure Schedule is or ever has been subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

   (c) Except as set forth in Part 2.17(a) of the Company Disclosure Schedule, none of the Acquired Corporations maintains, sponsors or contributes to any employee welfare benefit plan (as defined in Section 3(1) of ERISA, whether or not excluded from coverage under specific Titles or Subtitles of ERISA or any similar welfare benefit plan under the laws of any foreign jurisdiction), for the benefit of any current or former employees or directors of any of the Acquired Corporations (a "Welfare Plan").

   (d) With respect to each Employee Plan, the Company has delivered to Parent:
(i) an accurate and complete copy of such Employee Plan (including all amendments thereto); (ii) an accurate and complete copy of the annual report, if required under ERISA, with respect to such Employee Plan for each of the last two years; (iii) an accurate and complete copy of the most recent summary plan description, together with each summary of material modifications, if required under ERISA, with respect to such Employee Plan, (iv) if such Employee Plan is funded through a trust or any third party funding vehicle, an accurate and complete copy of the trust or other funding agreement (including all amendments thereto) and accurate and complete copies the most recent financial statements thereof; (v) accurate and complete copies of all Contracts relating to such Employee Plan, including service provider agreements, insurance contracts, minimum premium contracts, stop-loss agreements, investment management agreements, subscription and participation agreements and recordkeeping agreements; and (vi) an accurate and complete copy of the most recent determination letter received from the Internal Revenue Service with respect to such Employee Plan (if such Employee Plan is intended to be qualified under Section 401(a) of the Code).

   (e) None of the Acquired Corporations is or has ever been required to be treated as a single employer with any other Person under Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code, except for the Acquired Corporations. None of the Acquired Corporations has ever been a member of an "affiliated service group" within the meaning of Section 414(m) of the Code. None of the Employee Plans identified in the Company Disclosure Schedule is a multiemployer plan (within the meaning of Section 3(37) of ERISA). None of the Acquired Corporations has ever made a complete or partial withdrawal from a multiemployer plan, as such term is defined in Section 3(37) of ERISA, resulting in "withdrawal liability," as such term is defined in Section 4201 of ERISA (without regard to subsequent reduction or waiver of such liability under either Section 4207 or 4208 of ERISA).

   (f) Each Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, effective upon not more than thirty (30) days notice to affected parties and without liability (other than liability for benefits accrued through the date of the amendment or termination and ordinary administrative expenses typically incurred in a termination event). None of the Acquired Corporations has any plan or commitment to create any Welfare Plan or any Pension Plan, or to modify or change any existing Welfare Plan or Pension Plan (other than to comply with applicable law) in a manner that would affect any current or former employee or director of any of the Acquired Corporations. No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of the Company is threatened against or with respect to any such Employee Plan, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor (other than routine benefits claims that would reasonably be expected to result in material liability to the Company).

   (g) No Employee Plan provides death, medical or health benefits (whether or not insured) with respect to any current or former employee or director of any of the Acquired Corporations after any termination of service of such employee or director (other than benefit coverage mandated by applicable law, including coverage provided pursuant to Section 4980B of the Code).

   (h) With respect to any Employee Plan constituting a group health plan within the meaning of Section 4980B(g)(2) of the Code, the provisions of
Section 4980B of the Code ("COBRA") have been complied with in all material respects. Part 2.17(h) of the Company Disclosure Schedule describes all obligations of the Acquired Corporations as of the date of this Agreement under any of the provisions of COBRA.

   (i) Each of the Employee Plans has been initiated, operated and administered in all material respects in accordance with its terms and with applicable Legal Requirements, including ERISA, the Code and applicable foreign Legal Requirements. The Acquired Corporations have performed all of their respective obligations under the Employee Plans in all material respects. All contributions required to be made and liabilities accrued under each of the Employee Plans or applicable Legal Requirements, including applicable foreign Legal Requirements, have been timely made or fully accrued on the Company's financial statements.

   (j) Each of the Employee Plans intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service, and nothing has occurred that would adversely affect such determination.

   (k) Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will result in any bonus, golden parachute, severance or other payment or obligation to any current or former employee or director of any of the Acquired Corporations (whether or not under any Employee Plan), or materially increase the benefits payable or provided under any Employee Plan, or result in any acceleration of the time of payment or vesting of any such benefits. Without limiting the generality of the foregoing (and except as set forth in Part 2.17(k) of the Company Disclosure Schedule), the consummation of the Merger will not result in the acceleration of vesting of any unvested Company Options.

   (l) Part 2.17(l) of the Company Disclosure Schedule contains a list of all salaried employees of each of the Acquired Corporations as of the date of this Agreement, and correctly reflects, in all material respects, their salaries, any other compensation payable to them (including compensation payable pursuant to bonus, deferred compensation or commission arrangements), their dates of employment and their positions. None of the Acquired Corporations is a party to any collective bargaining contract or other Contract with a labor union involving any of its employees. None of the Acquired Corporations is a party to any works agreement or any other contract with a works council under the laws of any foreign jurisdiction. All of the employees of the Acquired Corporations are "at will" employees, to the extent permitted by applicable law.

   (m) Part 2.17(m) of the Company Disclosure Schedule identifies each employee of any of the Acquired Corporations who is not fully available to perform work because of disability or other leave and sets forth the basis of such disability or leave and the anticipated date of return to full service.

   (n) Each of the Acquired Corporations is in compliance in all material respects with all applicable Legal Requirements and Contracts relating to employment, employment practices, wages, bonuses and terms and conditions of employment, including employee compensation matters.

   (o) Each of the Acquired Corporations has good labor relations, and none of the Acquired Corporations has any knowledge of any facts indicating that (i) the consummation of the Merger or any of the other transactions contemplated by this Agreement will have a material adverse effect on the labor relations of any of the Acquired Corporations, or (ii) any of the employees of any of the Acquired Corporations intends to terminate his or her employment with the Acquired Corporation with which such employee is employed.

   (p) None of the Acquired Corporations is aware of any claim, or any potential claim against any of the Acquired Corporations by or on behalf of any past or present employee or independent contractor, including any action against unfair dismissal.

   2.18 Environmental Matters. Each of the Acquired Corporations (i) is in compliance in all material respects with all applicable Environmental Laws and
(ii) possesses all permits and other Governmental Authorizations required under applicable Environmental Laws, and is in compliance with the terms and conditions thereof, except where the failure to possess such Governmental Authorizations would not have a Material Adverse Effect on the Acquired Corporations. None of the Acquired Corporations has received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, Employee or otherwise, that alleges that any of the Acquired Corporations is not in material compliance with any Environmental Law, and, to the best of the knowledge of the Company, there are no circumstances that may prevent or interfere with the material compliance by any of the Acquired Corporations with any Environmental Law in the future. To the best of the knowledge of the Company, (a) all property that is leased to, controlled by or used by any of the Acquired Corporations, and all surface water, groundwater and soil associated with or adjacent to such property, is free of any material environmental contamination of any nature, (b) none of the property leased to, controlled by or used by any of the Acquired Corporations contains any underground storage tanks, asbestos, equipment using PCBs, underground injection wells, and (c) none of the property leased to, controlled by or used by any of the Acquired Corporations contains any septic tanks in which process wastewater or any Materials of Environmental Concern have been disposed. No Acquired Corporation has ever sent or transported, or arranged to send or transport, any Materials of Environmental Concern to a site that, pursuant to any applicable Environmental Law (i) has been placed on the "National Priorities List" of hazardous waste sites or any similar state list, (ii) is otherwise designated or identified as a potential site for remediation, cleanup, closure or other environmental remedial activity, or (iii) is subject to a Legal Requirement to take "removal" or "remedial" action as detailed in any applicable Environmental Law or to make payment for the cost of cleaning up any site. (For purposes of this Section 2.18: (A) "Environmental Law" means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; and (B) "Materials of Environmental Concern" include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is now or hereafter regulated by any Environmental Law or that is otherwise a danger to health, reproduction or the environment.)

   2.19 Insurance. Where available, the Company has delivered to Parent a copy of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, operations and employees of the Acquired Corporations and will deliver any such insurance policies that are not available but in effect as of the date hereof to Parent prior to the Closing Date. Each of such insurance policies is in full force and effect. Since January 1, 1999, none of the Acquired Corporations has received any notice or other communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy, (b) refusal of any coverage or rejection of any material claim under any insurance policy, or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. Except as set forth in Part 2.19 of the Company Disclosure Schedule, there is no pending workers' compensation or other claim under or based upon any insurance policy of any of the Acquired Corporations. The annual premium for the Company's current policy of directors' and officers' liability insurance is $300,000.

   2.20 Transactions with Affiliates. Except as set forth in the Company SEC Documents filed prior to the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC. Part 2.20 of the Company Disclosure
Schedule identifies each Person who is (or who may be deemed to be) an "affiliate" (as that term is used in Rule 145 under the Securities Act) of the Company as of the date of this Agreement.

   2.21 Legal Proceedings; Orders.

   (a) Except as set forth in Part 2.21(a) of the Company Disclosure Schedule, there is no pending Legal Proceeding, and (to the best of the knowledge of the Company) no Person has threatened to commence any Legal Proceeding: (i) that involves any of the Acquired Corporations or any of the assets owned or used by any of the Acquired Corporations; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement. To the best of the knowledge of the Company, no event has occurred, and no claim or dispute exists, that could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

   (b) There is no order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any of the assets owned or to the knowledge of the Company, used by any of the Acquired Corporations, is subject. To the best of the knowledge of the Company, no officer or key employee of any of the Acquired Corporations is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Acquired Corporations.

   2.22 Authority; Inapplicability of Anti-takeover Statutes; Binding Nature of Agreement. The Company has the right, power and authority to enter into and to perform its obligations under this Agreement. The board of directors of the Company (at a meeting duly called and held) has (a) unanimously determined that the Merger is advisable and fair and in the best interests of the Company and its stockholders, (b) unanimously authorized and approved the execution, delivery and performance of this Agreement by the Company and unanimously approved the Merger, (c) unanimously recommended the adoption of this Agreement by the holders of Company Common Stock and directed that this Agreement and the Merger be submitted for consideration by the Company's stockholders at the Company Stockholders' Meeting (as defined in Section 5.2), and (d) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

   2.23 Section 203 of the DGCL Not Applicable. As of the date hereof and at all times on or prior to the Effective Time, the board of directors of the Company has taken and will take all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger and the other transactions contemplated by this Agreement. No state takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement or any of the transactions contemplated hereby.

   2.24 No Existing Discussions. None of the Acquired Corporations, and no Representative of any of the Acquired Corporations, is engaged, directly or indirectly, in any discussions or negotiations with any other

Person relating to any Acquisition Proposal. The Company has not agreed to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, "standstill" or similar agreement to which any of the Acquired Corporations is a party or under which any of the Acquired Corporations has any rights.

   2.25 Vote Required. The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Stockholders' Meeting (the "Required Company Stockholder Vote") is the only vote of the holders of any class or series of the Company's capital stock necessary to adopt this Agreement and approve the Merger and the other transactions contemplated by this Agreement.

   2.26 Non-Contravention; Consents. Neither (1) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement by the Company, nor (2) the consummation by the Company of the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

       (a) contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of any of the Acquired Corporations, or (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of any of the Acquired Corporations;

       (b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any of the assets owned or, to the knowledge of the Company, used by any of the Acquired Corporations, is subject;

       (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Acquired Corporations or that otherwise relates to the business of any of the Acquired Corporations or to any of the assets owned or used by any of the Acquired Corporations;

       (d) except as set forth in Part 2.26(d) of the Company Disclosure Schedule, contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Material Contract, or give any Person the right to (i) declare a default or exercise any remedy under any such Material Contract, (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Material Contract, (iii) accelerate the maturity or performance of any such Material Contract, or
  (iv) cancel, terminate or modify any term of such Material Contract;

       (e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or, to the knowledge of the Company, used by any of the Acquired Corporations (except for liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Corporations); or

       (f) result in the release, disclosure or delivery to any escrowholder or other Person of any Acquired Corporation Source Code, or the transfer of any material asset of any of the Acquired Corporations to any Person.

       (g) Except as may be required by the Exchange Act, the DGCL, the HSR Act, any foreign antitrust law or regulation and the NASD Bylaws (as they relate to the Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus), none of the Acquired Corporations was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance by the Company of this Agreement or any of the other agreements referred to in this Agreement by the Company, or (y) the consummation by the Company of the Merger or any of the other transactions contemplated by this Agreement.

   2.27 Fairness Opinion. The Company's board of directors has received the written opinion of Robertson Stephens, Inc., financial advisor to the Company, dated on or about the date of this Agreement, to the effect that as of such date the Exchange Ratio is fair to the stockholders of the Company from a financial point of view. The Company has furnished an accurate and complete copy of said written opinion to Parent.

   2.28 Financial Advisor. Except for Robertson Stephens, Inc., no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Acquired Corporations. The total of all fees, commissions and other amounts that have been paid by the Company to Robertson Stephens, Inc. and all fees, commissions and other amounts that may become payable to Robertson Stephens, Inc. by the Company if the Merger is consummated will not exceed the amounts set forth in the engagement letter dated October 4, 1999 between the Company and Robertson Stephens, Inc. The Company has furnished to Parent accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid to may become payable and all indemnification and other agreements related to the engagement of Robertson Stephens, Inc.

   2.29 Full Disclosure.

   (a) This Agreement (including the Company Disclosure Schedule) does not, and the certificate referred to in Section 6.6(f) will not, (i) contain any representation, warranty or information that is false or misleading with respect to any material fact, or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.

   (b) None of the information supplied or to be supplied by or on behalf of the Company or any of the other Acquired Corporations for inclusion or incorporation by reference in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus will, at the time the Joint Proxy Statement/Prospectus is mailed to the stockholders of the Company or the stockholders of Parent or at the time of the Company Stockholders' Meeting or the Parent Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

Section 3. Representations and Warranties of Parent and Merger Sub

   Parent and Merger Sub represent and warrant to the Company as follows:

   3.1 Due Organization; Subsidiaries; Etc.

   (a) Parent has no Subsidiaries, except for the corporations identified in
Part 3.1(a)(i) of the Parent Disclosure Schedule; and neither Parent nor any of the Entities identified in Part 3.1(a)(i) of the Parent Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(a)(ii) of the Parent Disclosure Schedule. (Parent and each of its Subsidiaries are referred to collectively in this Agreement as the "Parent Corporations.") None of the Parent Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. None of the Parent

Corporations has, at any time, been a general partner of, or has otherwise been liable for any of the debts or obligations of, any general partnership, limited partnership or other Entity.

   (b) Each of the Parent Corporations is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

   (c) Each of the Parent Corporations is qualified to do business and is in good standing as a foreign corporation or other Entity, under the laws of all jurisdictions where the nature of its business requires such qualification, except where the failure to so qualify would not have a Material Adverse Effect on Parent.

   3.2 Capitalization, Etc.

   (a) The authorized capital stock of Parent consists of: (i) 300,000,000 shares of Parent Common Stock; and (ii) 51,000,000 shares of Parent Preferred Stock. As of January 4, 2001, 38,352,335 shares of Parent Common Stock were issued and outstanding. As of the date of this Agreement, no shares of Parent Preferred Stock are issued or outstanding. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable.

   (b) As of the date of this Agreement: (i) 117,689 shares of Parent Common Stock have been issued under Parent's Employee Stock Purchase Plan; and (ii) 8,687,854 shares of Parent Common Stock are reserved for future issuance pursuant to outstanding stock options.

   (c) Except as set forth in Part 3.2(c) of the Parent Disclosure Schedule:
(i) none of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right under any provision of the Delaware General Corporation Law, the certificate of incorporation or bylaws of Parent or any agreement to which the Parent is a party or is bound and (ii) none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent.

   (d) Except as set forth in Part 3.2(d) of the Parent Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of capital stock or other securities of Parent; (ii) outstanding or contingent security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent; or (iii) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Parent.

   (e) Except as set forth in Part 3.2(e) of the Parent Disclosure Schedule, all outstanding capital stock, options, warrants and other securities of the Parent have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements and (ii) all requirements set forth in applicable Contracts, except where the failure to do so would not have a Material Adverse Effect on Parent.

   3.3 SEC Filings; Financial Statements.

   (a) Parent has delivered or made available to the Company accurate and complete copies (excluding copies of exhibits) of each report, registration statement and definitive proxy statement filed by Parent with the SEC since February 14, 2000 (the "Parent SEC Documents"). All statements, reports, schedules, forms and other documents required to have been filed by Parent with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

   (b) The consolidated financial statements contained in the Parent SEC
Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements and, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end audit adjustments which will not, individually or in the aggregate, be material in amount); and (iii) fairly present the consolidated financial position of Parent and its subsidiaries as of the respective dates thereof and the consolidated results of operations of Parent and its subsidiaries for the periods covered thereby.

   3.4 Absence of Certain Changes or Events.

   (a) Between January 1, 2000 and the date of this Agreement there has not been any event or circumstance that has had a Material Adverse Effect on Parent, and no event or circumstance has occurred or, in combination with any other events or circumstances, could reasonably be expected to have a Material Adverse Effect on Parent.

   (b) Between September 30, 2000 and the date of this Agreement: (i) Parent has not declared, accrued, set aside or paid any dividend; (ii) Parent has not received any Parent Acquisition Proposal; (iii) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets of Parent (whether or not covered by insurance) that has had or could reasonably be expected to have a Material Adverse Effect on Parent and
(iv) there has been no amendment to the certificate of incorporation or bylaws of Parent, and Parent has not effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction.

   3.5 Proprietary Assets.

   (a) Parent has good and valid title to all of the Proprietary Assets owned by Parent that are material to the business of the Parent ("Parent Proprietary Assets"), free and clear of all Encumbrances, except for (i) any lien for current taxes not yet due and payable, and (ii) minor liens that have arisen in the ordinary course of business and that do not (individually or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Parent.

   (b) To the best of the knowledge of Parent: (i) all material patents, trademarks, service marks and copyrights held by Parent are valid, enforceable and subsisting; (ii) none of the Parent Proprietary Assets and no Proprietary Asset that is currently being developed by Parent (either by itself or with any other Person) infringes, misappropriates or conflicts with any Proprietary Asset owned or used by any other Person; (iii) none of the products, systems, computer programs or software that are or have been designed, created, developed, assembled, manufactured, sold, licensed or otherwise made available by Parent is infringing, misappropriating or making any unlawful or unauthorized use of any Proprietary Asset owned or used by any other Person, and, except as set forth in Part 3.5(b) of the Parent Disclosure Schedule, since January 1, 2000, Parent has not received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement, misappropriation or unlawful or unauthorized use of, any Proprietary Asset owned or used by any other Person; (iv) except as set forth in Part 3.5(b) of the Parent Disclosure Schedule, no other Person is infringing, misappropriating or making any unlawful or unauthorized use of, and no Proprietary Asset owned or used by any other Person infringes or conflicts with, any material Parent Proprietary Asset.

   3.6 Liabilities. As of the date of this Agreement, Parent has no accrued, contingent or other liabilities of any nature, either matured or unmatured, except for: (a) liabilities identified as such in the Parent Unaudited Interim Balance Sheet; (b) liabilities that have been incurred by Parent since the date of the Parent Unaudited

Interim Balance Sheet in the ordinary course of business and consistent with past practices; and (c) liabilities incurred under this Agreement and the other agreements contemplated hereby.

   3.7 Legal Proceedings; Orders.

   (a) There is no pending Legal Proceeding, and (to the best of the knowledge of Parent) no Person has threatened to commence any Legal Proceeding: (i) that involves any of the Parent Corporations or any of the assets owned or, to the knowledge of Parent, used by any of the Parent Corporations; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement. To the best of the knowledge of Parent, no event has occurred, and no claim or dispute exists, that could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

   (b) There is no order, writ, injunction, judgment or decree to which any of the Parent Corporations, or any of the assets owned or, to the knowledge of Parent, used by any of the Parent Corporations, is subject. To the best of the knowledge of Parent, no officer or key employee of any of the Parent Corporations is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Parent Corporations.

   3.8 Authority; Binding Nature of Agreement. Subject to the approval of Parent's stockholders, Parent and Merger Sub have the power and authority to perform their obligations under this Agreement; and the execution, delivery and performance by Parent and Merger Sub of this Agreement have been duly authorized by all necessary action on the part of the respective boards of directors of Parent and Merger Sub. This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

   3.9 Vote Required. The only vote of Parent's stockholders required to approve the issuance of Parent Common Stock in the Merger is the vote prescribed by Marketplace Rule 4310 of the National Association of Securities Dealers (the "Required Parent Stockholder Vote").

   3.10 Non-Contravention; Consents. Neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation by Merger Sub of the Merger will (a) contravene, conflict with or result in any breach of any provision of the certificate of incorporation or bylaws or other charter or organizational documents of any of the Parent Corporations or of any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of Parent; (b) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Parent Corporations or that otherwise relates to the business of any of the Parent Corporations or to any of the assets owned or used by any of the Parent Corporations; (c) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which Parent, or any of the assets owned or, to the knowledge of Parent, used by Parent, is subject; (d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any material Contract to which Parent is a party, or give any Person the right to declare a default or exercise any remedy under any such Contract to which Parent is a party; or (e) result in a violation by Parent or Merger Sub of any order, writ, injunction, judgment or decree to which Parent or Merger Sub is subject. Except as may be required by the Securities Act, the Exchange Act, state securities or "blue sky" laws, the DGCL, the HSR Act, any foreign antitrust law or regulation and the NASD Bylaws (as they relate to the S-4 Registration Statement and the Joint Proxy Statement/Prospectus), Parent is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with the execution, delivery or performance of this Agreement by Parent or Merger Sub or the consummation by Merger Sub of the Merger.

   3.11 Full Disclosure.

   (a) This Agreement (including the Parent Disclosure Schedule) does not, and the certificate referred to in Section 7.5(b) will not, (i) contain any representation, warranty or information that is false or misleading with respect to any material fact, or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.

   (b) None of the information to be supplied by or on behalf of Parent for inclusion in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information to be supplied by or on behalf of Parent for inclusion in the Joint Proxy Statement/Prospectus will, at the time the Joint Proxy Statement/Prospectus is mailed to the stockholders of the Company or the stockholders of Parent or at the time of the Company Stockholders' Meeting or the Parent Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus.

   3.12 Fairness Opinion. Parent's board of directors has received the oral opinion of Thomas Weisel Partners LLC ("Thomas Weisel"), financial advisor to Parent, to the effect that as of the date hereof, the Exchange Ratio is fair to Parent from a financial point of view and will receive Thomas Weisel's written opinion regarding the same promptly after the date hereof.

   3.13 Valid Issuance. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

   3.14 Compliance with Legal Requirements. Each of the Parent Corporations has complied in all respects with all applicable Legal Requirements, except where the failure to do so would not have a Material Adverse Effect on Parent. Since January 1, 2000, none of the Parent Corporations has received any notice or other communication from any Governmental Body or other Person regarding any actual or possible violation of, or failure to comply with, any Legal Requirement.

Section 4. Certain Covenants of the Company and Parent

   4.1 Access and Investigation.

   (a) During the period from the date of this Agreement through the Effective Time (the "Pre-Closing Period"), the Company shall, and shall cause the respective Representatives of the Acquired Corporations to: (i) provide Parent and Parent's Representatives access to any and all of the Acquired Corporations' offices and facilities at all reasonable times; (ii) provide Parent and Parent's Representatives with reasonable access to the Acquired Corporations' Representatives, personnel and assets and to all existing books, records, Tax Returns, audit work papers and other documents and information relating to the Acquired Corporations; and (iii) provide Parent and Parent's Representatives with such copies of the existing books, records, Tax Returns, audit work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request. Without limiting the generality of the foregoing, during the Pre-Closing Period, the Company shall promptly provide Parent with copies of: (A) all material operating and financial reports prepared by the Acquired Corporations for the Company's senior management, including copies of the unaudited monthly consolidated balance sheets of the Acquired Corporations and the related unaudited monthly consolidated statements of operations, statements of stockholders' equity and statements of cash flows;
(B) any written materials or communications sent by or on behalf of the Company to its stockholders; (C) any notice, report or other document filed with or sent to any Governmental Body on behalf of any of the Acquired Corporations in connection with the Merger or any of the other transactions contemplated by this Agreement; and (D) any material notice, report or other document received by any of the Acquired Corporations from any Governmental Body. All information disclosed pursuant to this Section 4.1(a) shall be subject to the terms and conditions of the confidentiality agreement dated July 13, 2000 between the Company and Parent (the "Confidentiality Agreement").

   (b) During the period from the date of this Agreement through the Effective Time (the "Pre-Closing Period"), Parent shall, and shall cause the respective Representatives of Parent to: (i) provide the Company and the Company's Representatives with reasonable access to Parent's Representatives, personnel and assets and to all existing books, records, Tax Returns, audit work papers and other documents and information relating to Parent; and (ii) provide the Company and the Company's Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to Parent, and with such additional financial, operating and other data and information regarding Parent, as the Company may reasonably request.

   4.2 Operation of the Company's Business.

   (a) During the Pre-Closing Period: (i) the Company shall ensure that each of the Acquired Corporations conducts its business and operations (A) in the ordinary course and in accordance with past practices except to the extent inconsistent with Section 4.2(b) hereof and (B) in compliance with all applicable Legal Requirements and the requirements of all Acquired Corporation Contracts that constitute Material Contracts; (ii) the Company shall use commercially reasonable efforts to ensure that each of the Acquired Corporations preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, strategic partners, licensors, licensees, employees and other Persons having business relationships with the respective Acquired Corporations; (iii) the Company shall keep in full force all insurance policies referred to in Section 2.19; (iv) the Company shall cause to be provided all notices, assurances and support required by any Acquired Corporation Contract relating to any Proprietary Asset in order to ensure that no condition under such Acquired Corporation Contract occurs that could result in (A) any transfer or disclosure by any Acquired Corporation of any Acquired Corporation Source Code, or (B) a release from any escrow of any Acquired Corporation Source Code that has been deposited or is required to be deposited in escrow under the terms of such Acquired Corporation Contract; (v) the Company shall promptly notify Parent of
(A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement, and (B) any Legal Proceeding commenced or, to the best of its knowledge threatened against, relating to or involving or otherwise affecting any of the Acquired Corporations that relates to the consummation of the Merger or any of the other transactions contemplated by this Agreement; and (vi) the Company shall cause its Chief Executive Officer to report regularly, but no less frequently than every five business days, to Parent concerning the status of the Company's business and shall (to the extent requested by Parent) cause its other officers to report regularly to Parent concerning the status of the Company's business. The Company shall give Parent reasonable advance notice of any meetings of management of the Company and shall provide Parent with the opportunity to cause a designee of Parent to attend and participate in any such meetings. It is acknowledged that Stephen Kelly, Samuel Spadafora and Parent's legal counsel shall be the primary representatives of Parent with respect to the matters set forth in this Section 4.2(a) and Section 4.2(b) below. In the event that a disagreement arises between Parent and the Company with respect to the matters governed by this
Section 4.2(a) and Section 4.2(b) below, Parent agrees that its Chief Executive Officer and the Company agrees that the chairman of the Company's board of directors will be made available to assist in resolving any such dispute.

   (b) Except as set forth in Schedule 4.2(b), during the Pre-Closing Period, the Company shall not (without the prior written consent of Parent), and shall not permit any of the other Acquired Corporations to:

       (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

       (ii) sell, issue, grant or authorize the issuance or grant of (A) any capital stock or other security, (B) any option, call, warrant or right to acquire any capital stock or other security, or (C) any instrument convertible into or exchangeable for any capital stock or other security (except that the Company may issue Company Common Stock upon the valid exercise of Company Options or Company Warrants outstanding as of the date of this Agreement and (y) pursuant to the ESPP);

       (iii) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company's stock option plans, any provision of any agreement evidencing any outstanding Company Option, Company Warrant or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related Contract;

       (iv) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction;

       (v) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

       (vi) make any capital expenditure;

       (vii) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Contract (including, without limitation, any Contract requiring any of the Acquired Corporations to license, sell or otherwise make available to any Person any product, system or software, any Contract with respect to the lease of real property and any Contract with or relating to any employee) or amend or terminate, or waive or exercise any right or remedy under, any Contract;

       (viii) acquire, lease or license any right or other asset from any other Person or sell or otherwise dispose of, or lease or license, any right or other asset to any other Person, or waive or relinquish any right;

       (ix) lend money to any Person, forgive any indebtedness, or incur or guarantee any indebtedness;

       (x) establish, adopt or amend any employee benefit plan, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

       (xi) hire any new employee, promote any employee or engage any consultant or independent contractor;

       (xii) change any of its product return policies, personnel policies or any of its methods of accounting or accounting practices in any respect;

       (xiii) make any Tax election;

       (xiv) commence or settle any Legal Proceeding;

       (xv) enter into any material transaction or take any other material action; or

       (xvi) agree or commit to take any of the actions described in clauses "(i)" through "(xv)" of this Section 4.2(b).

   In the event that the Company desires to take any of the actions set forth in Sections 4.2(b)(vi), 4.2(b)(vii), 4.2(b)(viii), 4.2(b)(x), 4.2(b)(xi) or
4.2(b)(xv) or wishes to grant options under its stock option plans to employees hired by the Company after the date of this Agreement to purchase no more than a total of 35,000 shares of Company Common Stock, and such action is proposed to be taken by the Company in the ordinary course of business and consistent with past practices and Parent does not initially consent to such action, the Company shall be entitled to take such action to the extent that such action is jointly approved in writing by both the Chief Executive Officer of Parent and the member of the Company's board of directors that has been designated to join the board of directors of Parent after the Closing as provided in Section 5.16 hereof; provided, however, that, without the consent of Parent, in no event shall the Company enter into any Contract requiring it to license, sell or otherwise make available to any Person any product, system or software that is not fully developed and ready for commercial sale as of the date of such Contract. The Company shall be obligated to comply with Section 5.18 below regardless of whether any action may be validly taken pursuant to this Section 4.2(b).

   (c) During the Pre-Closing Period, each party shall promptly notify the other party in writing of: (i) the discovery by the disclosing party of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by such party in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by such party in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of such party; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6 or Section 7 impossible or unlikely or that has had or could reasonably be expected to have a Material Adverse Effect on either the Acquired Corporations or Parent, as the case may be. Without limiting the generality of the foregoing, each party shall promptly advise the other in writing of any Legal Proceeding or material claim threatened, commenced or asserted against or with respect to such party or such party's Subsidiaries. No notification given by one party to the other party pursuant to this Section 4.2(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the disclosing party contained in this Agreement.

   4.3 No Solicitation.

   (a) The Company shall not directly or indirectly, and shall not authorize or permit any of the other Acquired Corporations or any Representative of any of the Acquired Corporations directly or indirectly to, (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding any of the Acquired Corporations to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that prior to the adoption of this Agreement by the Required Company Stockholder Vote, this Section 4.3(a) shall not prohibit the Company from furnishing nonpublic information regarding the Acquired Corporations to, or entering into discussions with, any Person in response to a Superior Offer that is submitted to the Company by such Person (and not withdrawn) if (1) neither the Company nor any Representative of any of the Acquired Corporations shall have breached or taken any action inconsistent with any of the provisions set forth in this Section 4.3, (2) the board of directors of the Company determines in good faith, based upon the advice of an independent financial advisor of nationally recognized reputation, that such Acquisition Proposal is reasonably likely to lead to a Superior Offer, (3) the board of directors of the Company concludes in good faith, after having taken into account the advice of its outside legal counsel, that such action is required in order for the board of directors of the Company to comply with its fiduciary obligations to the Company's stockholders under applicable law, (4) prior to furnishing any such information to, or entering into discussions with, such Person, the Company gives Parent written notice of the identity of such Person and of the Company's intention to furnish information to, or enter into discussions with, such Person, and the Company receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of the Company and containing customary "standstill" provisions, and (5) prior to furnishing any such information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent). Without limiting the generality of the foregoing, the Company acknowledges and agrees that any action inconsistent with any of the provisions set forth in the preceding sentence by any Representative of any of the Acquired Corporations, whether or not such Representative is purporting to act on behalf of any of the Acquired Corporations, shall be deemed to constitute a breach of this Section 4.3 by the Company.

   (b) The Company shall promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information) advise Parent orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information relating to any of the Acquired Corporations (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any Person during the Pre-Closing Period. The Company shall keep Parent fully informed with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

   (c) The Company shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

   (d) The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, "standstill" or similar agreement to which any of the Acquired Corporations is a party or under which any of the Acquired Corporations has any rights, and will use its best efforts to enforce or cause to be enforced each such agreement at the request of Parent. The Company also will promptly request each Person that has executed, within 12 months prior to the date of this Agreement, a confidentiality agreement in connection with its consideration of a possible Acquisition Transaction or equity investment to return all confidential information heretofore furnished to such Person by or on behalf of any of the Acquired Corporations.

Section 5. Additional Covenants of the Parties

   5.1 Registration Statement; Joint Proxy Statement/Prospectus. As promptly as practicable after the date of this Agreement, Parent and the Company shall use all commercially reasonable efforts to prepare and cause to be filed with the SEC the Joint Proxy Statement/Prospectus, and Parent shall use all commercially reasonable efforts to prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Joint Proxy Statement/Prospectus will be included as a prospectus. Parent and the Company shall use commercially reasonable efforts to make such filings no later than January 29, 2001. Each of Parent and the Company shall use all reasonable efforts to cause the Form S-4 Registration Statement and the Joint Proxy Statement/ Prospectus to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Parent will use all reasonable efforts to cause the Joint Proxy Statement/Prospectus to be mailed to Parent's stockholders, and the Company will use all reasonable efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the Company's stockholders, as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. The Company shall promptly furnish to Parent all information concerning the Acquired Corporations and the Company's stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to any of the Acquired Corporations occurs, or if the Company becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus, then the Company shall promptly inform Parent thereof and shall cooperate with Parent in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of the Company.

   5.2 Company Stockholders' Meeting.

   (a) The Company shall take all action necessary under all applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Company Common Stock to vote on a proposal to adopt this Agreement (the "Company Stockholders' Meeting"). The Company Stockholders' Meeting shall be held (on a date selected by the Company in consultation with Parent) as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. The Company shall ensure that all proxies solicited in connection with the Company Stockholders' Meeting are solicited in compliance with all applicable Legal Requirements.

   (b) Subject to Section 5.2(c): (i) the Joint Proxy Statement/Prospectus shall include a statement to the effect that the board of directors of the Company recommends that the Company's stockholders vote to adopt this Agreement at the Company Stockholders' Meeting (the recommendation of the Company's board of directors that the Company's stockholders vote to adopt this Agreement being referred to as the "Company Board Recommendation"); and (ii) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent, and no resolution by the board of directors of the Company or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent shall be adopted or proposed.

   (c) Notwithstanding anything to the contrary contained in Section 5.2(b), at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote, the Company Board Recommendation may be withdrawn or modified in a manner adverse to Parent if: (i) an unsolicited, bona fide written offer to purchase all of the outstanding shares of Company Common Stock is made to the Company and is not withdrawn; (ii) the Company provides Parent with reasonable prior notice of any meeting of the Company's board of directors at which such board of directors will consider and determine whether such offer is a Superior Offer; (iii) the Company's board of directors determines in good faith (based upon the advice of an independent financial advisor of nationally recognized reputation) that such offer constitutes a Superior Offer; (iv) the Company's board of directors determines in good faith, after having taken into account the advice of the Company's outside legal counsel, that, in light of such Superior Offer, the withdrawal or modification of the Company Board Recommendation is required in order for the Company's board of directors to comply with its fiduciary obligations to the Company's stockholders under applicable law; (v) the Company Board Recommendation is not withdrawn or modified in a manner adverse to Parent at any time within five business days after Parent receives written notice from the Company confirming that the Company's board of directors has determined that such offer is a Superior Offer; and (vi) neither the Company nor any of its Representatives shall have breached or taken any action inconsistent with any of the provisions set forth in Section 4.3.

   (d) The Company's obligation to call, give notice of and hold the Company Stockholders' Meeting in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal or modification of the Company Board Recommendation.

   5.3 Parent Stockholders' Meeting.

   (a) Parent shall take all action necessary to call, give notice of and hold a meeting of the holders of Parent Common Stock to vote on the issuance of Parent Common Stock in the Merger (the "Parent Stockholders' Meeting"). The Parent Stockholders' Meeting will be held on the same day as the Company Stockholders' Meeting. Parent shall ensure that all proxies solicited in connection with the Parent Stockholders' Meeting are solicited in compliance with all applicable Legal Requirements.

   (b) Subject to Section 5.3(c): (i) the Joint Proxy Statement/Prospectus shall include a statement to the effect that the board of directors of Parent recommends that Parent's stockholders vote to approve the issuance of Parent Common Stock in the Merger (the recommendation of Parent's board of directors that Parent's stockholders vote to approve the issuance of Parent Common Stock in the Merger being referred to as the "Parent Board Recommendation"); and (ii) the Parent Board Recommendation shall not be withdrawn or modified in a manner adverse to the Company, and no resolution by the board of directors of Parent or any committee thereof to withdraw or modify the Parent Board Recommendation in a manner adverse to the Company shall be adopted or proposed.

   (c) Notwithstanding anything to the contrary contained in Section 5.3(b)(i), at any time prior to the approval of the issuance of Parent Common Stock in the Merger by the stockholders of Parent, the Parent Board Recommendation may be withdrawn or modified if the board of directors of Parent concludes in good faith, after having taken into account the advice of Parent's outside legal counsel, that the withdrawal or modification of the Parent Board Recommendation is required in order for the board of directors of Parent to comply with its fiduciary obligations to Parent's stockholders under applicable law.

   (d) Parent's obligation to call, give notice of and hold the Parent Stockholders' Meeting shall not be limited or otherwise affected by any withdrawal or modification of the Parent Board Recommendation.

   5.4 Regulatory Approvals. Each party shall use all reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Company and Parent shall, promptly after the date of this Agreement, prepare and file the notifications required under the HSR Act and any applicable foreign antitrust laws or regulations in connection with the Merger. The Company and Parent shall respond as promptly as practicable to (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any inquiries or requests received from any state attorney general, foreign antitrust authority or other Governmental Body in connection with antitrust or related matters. Each of the Company and Parent shall (1) give the other party prompt notice of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger or any of the other transactions contemplated by this Agreement, (2) keep the other party informed as to the status of any such Legal Proceeding or threat, and (3) promptly inform the other party of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Body regarding the Merger. Except as may be prohibited by any Governmental Body or by any Legal Requirement (a) the Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Legal Proceeding under or relating to the HSR Act or any other foreign, federal or state antitrust or fair trade law, and
(b) in connection with any such Legal Proceeding, each of the Company and Parent will permit authorized Representatives of the other party to be present at each meeting or conference relating to such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding.

   5.5 Stock Options and ESPP.

   (a) Subject to Section 5.5(b), at the Effective Time, each Company Option which is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall be converted into and become an option to purchase Parent Common Stock, and Parent shall assume each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the stock option plan under which it was issued and the terms of the stock option agreement by which it is evidenced (as such plans and agreements may have been amended prior to the date of this Agreement). Accordingly, from and after the Effective Time, (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock subject to each such Company Option shall be equal to the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounding down to the nearest whole share, (iii) the per share exercise price under each such Company Option shall be adjusted by dividing the per share exercise price under such Company Option by the Exchange Ratio and rounding up to the nearest cent and (iv) any restriction on the exercise of any such Company Option shall continue in full force and effect and, except as required by law, the term, exercisability, vesting schedule, status as an "incentive stock option" under
Section 422 of the Code, if applicable and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that each Company Option assumed by Parent in accordance with this Section 5.5(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction subsequent to the Effective Time. Parent shall file with the SEC, as promptly as practicable after the date on which the Merger becomes effective, a registration statement on Form S-8 relating to the shares of Parent Common Stock issuable with respect to the Company Options assumed by Parent in accordance with this Section 5.5(a).

   (b) Notwithstanding anything to the contrary contained in this Section 5.5, in lieu of assuming outstanding Company Options in accordance with Section 5.5(a), Parent may, at its election, cause such outstanding Company Options to be replaced by issuing substantially equivalent replacement stock options in substitution therefor.

   (c) Prior to the Effective Time, the Company shall take all action and, where relevant, shall obtain such consents (both from holders of Company Options and from Governmental Bodies) that may be necessary (under the plans pursuant to which Company Options are outstanding and otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 5.5.

   (d) As of the Effective Time, all outstanding rights to purchase Company Common Stock pursuant to the ESPP ("Purchase Rights") shall be cancelled in accordance with clause (c) of Section 16 of the ESPP, and the ESPP shall be terminated. The Company shall take all such actions as are necessary to notify participants in the ESPP of the cancellation of the Purchase Rights and to provide each participant the opportunity to exercise his or her Purchase Rights as of a date, which shall be not less then ten (10) days preceding the Closing Date, established by the Company's board of directors, all in accordance with clause (c) of Section 16 of the ESPP. In addition, the Company's board of directors shall make such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP. Prior to the Effective Time, the Company shall take all other further actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect to the transactions contemplated by this Section 5.5(d).

   5.6 Warrants.

   Each Company Warrant, if any are outstanding and unexercised immediately prior to the Effective Time, will be converted into a warrant to purchase Parent Common Stock (a "Replacement Warrant"), provided that (A) each Replacement Warrant assumed by Parent may be exercised solely for shares of Parent Common Stock, (B) the number of shares of Parent Common Stock subject to each such Replacement Warrant shall be equal to the number of Company Common Stock subject to such warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounding down to the nearest whole share, (C) the per share exercise price under each such Replacement Warrant shall be adjusted by dividing the per share exercise price under such warrant by the Exchange Ratio and rounding up to the nearest whole cent and (D) any restriction on the exercise of any such Replacement Warrant shall continue in full force and effect and the term, exercisability and other provisions of such warrant shall otherwise remain unchanged; provided, however, that each Replacement Warrant assumed by Parent in accordance with this Section 5.6 shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction subsequent to the Effective Time.

   5.7 Employee Benefits.

   (a) Parent agrees that all employees of the Acquired Corporations who continue employment with Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation after the Effective Time ("Continuing Employees") shall be eligible to continue to participate in the Surviving Corporation's health and welfare benefit plans; provided, however, that (i) nothing in this
Section 5.7 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time, and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan, then (upon expiration of any appropriate transition period), the Continuing Employees shall be eligible to participate in Parent's health and welfare benefit plans, to substantially the same extent as similarly situated employees of Parent. Nothing in this
Section 5.7 or elsewhere in this Agreement (i) shall be construed to create a right in any employee to employment with Parent, the Surviving Corporation or any other Subsidiary of Parent and (ii) the employment of each Continuing Employee shall be "at will" employment, if permitted under applicable law.

   (b) The Company shall terminate, effective as of the day immediately preceding the Effective Time, any and all employee benefit plan sponsored or maintained by any of the Acquired Corporations (or in which any of the Acquired Corporations participate) that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a "Company 401(k) Plan") unless Parent provides written notice to the Company prior to the Effective Time that any such Company 401(k) Plan(s) shall not be terminated. Parent shall receive from the Company evidence that the Company 401(k) Plan(s) have been terminated pursuant to resolutions of the Company's board of directors (the form and substance of such resolutions shall be subject to review and approval of Parent), effective as of the day immediately preceding the Effective Time. Parent agrees to take (or cause to be taken) all actions necessary or appropriate to cover, under the same terms and conditions applicable to similarly situated Parent employees, the Continuing Employees under a plan sponsored by Parent that includes a cash or deferred arrangement intending to qualify under Section 401(k) of the Code ("Parent 401(k) Plan"), effective with respect to Parent's first full regular pay period beginning after the Closing Date. Parent agrees to use its best efforts to cause the Parent 401(k) Plan to accept rollover contributions of amounts properly distributed to participants from the Company 401(k) Plan(s), including any outstanding participant loan that is not in default as of the time of the rollover; provided, however, that neither Parent nor any plan administrator or trustee for the Parent 401(k) Plan shall be obligated to accept on behalf of the Parent 401(k) Plan any such rollover contributions unless (i) the participant requesting such rollover is otherwise eligible to participate in the Parent 401(k) Plan at the time of the rollover and (ii) a favorable determination letter has been received from the Internal Revenue Service with respect to the qualification of the applicable Company 401(k) Plan in connection with the termination of such Company 401(k) Plan. Parent agrees that, notwithstanding the foregoing provisions of this
Section 5.7(b), participants in the Company's 401(k) Plan(s) shall continue to direct the investment of their account balances, in accordance with applicable Plan terms, during the period after the termination date of any such Plan until Plan distribution elections are made available to participants in connection with the Plan's termination.

   (c) The Continuing Employees will be given credit under Parent employee benefit plans for services performed for any of the Acquired Corporations for purposes of participation, vesting and benefit levels, to the same extent such services are so credited under Parent's existing benefit plans; provided, however, that this Section 5.7(c) shall not apply for purposes of vesting under an option or other equity incentive award granted after the Effective Time.

   5.8 Indemnification of Officers and Directors.

   (a) All rights to indemnification existing in favor of those Persons who are directors and officers of the Company as of the date of this Agreement (the "Indemnified Persons") for their acts and omissions occurring prior to the Effective Time, as provided in the Company's Bylaws (as in effect as of the date of this Agreement), shall survive the Merger and shall be observed by the Surviving Corporation to the fullest extent permitted by Delaware law for a period of six years from the Effective Time.

   (b) From the Effective Time until the third anniversary of the Effective Time, the Surviving Corporation shall maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions occurring prior to the Effective Time, the existing policy of directors' and officers' liability insurance maintained by the Company as of the date of this Agreement in the form disclosed by the Company to Parent prior to the date of this Agreement (the "Existing Policy"), to the extent directors' and officers' liability insurance coverage is commercially available; provided, however, that the Surviving Corporation may substitute for the Existing Policy a policy or policies of comparable coverage.

   5.9 Additional Agreements. Subject to Section 5.9(b), Parent and the Company shall use all commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement as soon as possible after the date of this Agreement. Without limiting the generality of the foregoing, but subject to Section 5.9(b), each party to this Agreement (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, (ii) shall use all reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement, and
(iii) shall use all reasonable efforts to lift any restraint, injunction or other legal bar to the Merger. The Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period. Parent shall promptly deliver to the Company a copy of each such filing made, each such notice given and each such Consent obtained by Parent during the Pre-Closing Period.

   5.10 Disclosure. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or any of the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, neither Parent nor the Company shall, and shall not permit any of their respective Subsidiaries or any Representative of Parent or any of the Acquired Corporations to, make any disclosure regarding the Merger or any of the other transactions contemplated by this Agreement unless (a) the other party shall have approved such disclosure in writing or (b) the disclosing party shall have been advised in writing by its outside legal counsel that such disclosure is required by applicable law.

   5.11 Affiliate Agreements. The Company shall use all reasonable efforts to cause each Person identified in Part 2.20 of the Company Disclosure Schedule and each other Person who is or becomes (or may be deemed to be) an "affiliate" (as that term is used in Rule 145 under the Securities Act) of the Company to execute and deliver to Parent, prior to the date of the mailing of the Joint Proxy Statement/Prospectus to the Company's stockholders, an Affiliate Agreement in the form of Exhibit C. The Company shall not register, or allow its transfer agent to register, on its books any transfer of any shares of Company Common Stock by any "affiliate" of the Company who has not provided a signed Affiliate Agreement in accordance with this Section 5.11.

   5.12 Tax Matters. At or prior to the filing of the Form S-4 Registration Statement, the Company and Parent shall execute and deliver to Cooley Godward LLP and to Hale and Dorr LLP tax representation letters in customary form. Parent, Merger Sub and the Company shall each confirm to Cooley Godward LLP and to Hale and Dorr LLP the accuracy and completeness as of the Effective Time of the tax representation letters delivered pursuant to the immediately preceding sentence. Parent and the Company shall use all reasonable efforts prior to the Effective Time to cause the Merger to qualify as a tax-free reorganization under Section 368(a) of the Code. Following delivery of the tax representation letters pursuant to the first sentence of this Section 5.12, each of Parent and the Company shall use its reasonable efforts to cause Cooley Godward LLP and Hale and Dorr LLP, respectively, to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely upon reasonable assumptions and the tax representation letters referred to in this Section 5.12.

   5.13 Letter of the Company's Accountants. The Company shall use all reasonable efforts to cause to be delivered to Parent a letter of PricewaterhouseCoopers LLP, dated no more than two business days before the date on which the Form S-4 Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4 Registration Statement.

   5.14 Resignation of Officers and Directors. The Company shall use all reasonable efforts to obtain and deliver to Parent on or prior to the Closing the resignation of each officer and director of each of the Acquired Corporations.

   5.15 Listing. Parent shall use reasonable efforts to cause the shares of Parent Common Stock being issued in the Merger to be approved for listing (subject to notice of issuance) on the Nasdaq National Market.

   5.16 Board of Directors. Prior to the Effective Time, Parent shall use all commercially reasonable efforts to cause the board of directors of Parent to consist, as of the Effective Time, of ten directors, (a) nine of whom shall be Persons designated by Parent, and (b) one of whom shall be Persons designated by the Company; provided that such individual is not an employee of any of the Acquired Corporations. If any such Persons are not able to serve as directors of Parent as of the Effective Time, the party on whose board such Person presently sits shall select a replacement pursuant to and subject to the terms of this Section 5.16.

   5.17 MarketSwitch Corporation Warrant. Without the prior written consent of Parent, the Company shall not at any time on or prior to the Closing Date exercise any right it may have to acquire the common stock of MarketSwitch Corporation ("MarketSwitch") pursuant to a Warrant to Purchase Common Stock of MarketSwitch, dated March 31, 2000, (the "MarketSwitch Warrant") or otherwise.

   5.18 Expense Amounts in 2001.

   (a) For purposes of this Section 5.18, the following terms have the meanings set forth below:

       (i) "First Quarter End Date" shall mean March 31, 2001;

       (ii) "Monthly First Quarter End Date" shall mean January 31, 2001 and February 28, 2001;

       (iii) "Operating Expenses" shall mean the sum of sales and marketing expenses, research and development expenses and general and administrative expenses of the Company computed on a consolidated basis and in accordance with generally accepted accounting principles applied on a consistent basis; provided, however, such sum shall not include (A) non-cash expenses incurred by the Company during the first fiscal quarter of 2001, (B) expenses incurred by the Company in connection with this Agreement and (C) non-recurring expenses related to actions taken by the Company in connection with the corporate restructuring of the Company after the date of this Agreement provided that and only if Parent shall have consented to all of such actions and the resulting non-recurring expenses.

   (b) The Company shall use its best efforts to ensure that (i) its Operating Expenses for the first fiscal quarter of 2001 shall not exceed $11,500,000 in the aggregate as calculated pursuant to the terms and conditions of this
Section 5.18 on the First Quarter End Date and (ii) such Operating Expenses shall not exceed $3,800,000 per month as calculated pursuant to the terms and conditions of this Section 5.18 for each month ended on each Monthly First Quarter End Date prior to the First Quarter End Date.

   (c) Within 10 business days after a Monthly First Quarter End Date and the First Quarter End Date, the Company shall prepare and deliver to Parent a statement (the "Operating Expense Statement") setting forth in detail the Operating Expenses for each month ended on such Monthly First Quarter End Date and the Operating Expenses for the fiscal quarter ended on the First Quarter End Date. In the event that Parent objects to the Company's calculation of the Operating Expenses for any month ended on a Monthly First Quarter End Date or for the fiscal quarter ended on the First Quarter End Date, then, within 10 business days after the delivery to

Parent of the Operating Expense Statement for such month or fiscal quarter, Parent shall deliver to the Company a written notice (an "Objection Notice") describing in reasonable detail Parent's objections to the Company's calculation of the amounts set forth in the Operating Expense Statement, accompanied by a statement setting forth the amounts determined by Parent to represent the Operating Expenses for such month or fiscal quarter or a request for additional information from the Company that Parent may require in order to determine such Operating Expenses. If Parent delivers an Objection Notice to the Company within the 10-day period referred to in the second sentence of this
Section 5.18(c), and if the Company and Parent are unable to agree upon the calculation of the Operating Expense Statement, within 15 days after an Objection Notice is delivered to the Company, the dispute shall be finally settled by a "Big Five" or similar independent accounting firm selected by Parent (and reasonably acceptable to the Company). The determination by the independent accounting firm of the Operating Expenses for such month or fiscal quarter shall be conclusive and binding on Parent and the Company. Parent and the Company shall each bear and pay 50% of the fees and other expenses of such independent accounting firm.

Section 6. Conditions Precedent to Obligations of Parent and Merger Sub

   The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

   6.1 Accuracy of Representations.

   (a) The representations and warranties of the Company contained in this Agreement shall have been accurate in all material respects as of the date of this Agreement (except for such representations and warranties which address matters only as of a particular time, which shall have been accurate in all material respects as of such particular time); provided, however that, for purposes of determining the accuracy of such representations and warranties,
(i) all "Material Adverse Effect" qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded.

   (b) The representations and warranties of the Company contained in Sections 2.1, 2.2, 2.3, 2.4, 2.13, 2.15, 2.16, 2.17(i), 2.17(k), 2.20, 2.22, 2.23, 2.25,
2.26(a), 2.26(b), 2.26(c), 2.26(g), 2.28 and 2.29 of this Agreement shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (except for such representations and warranties which address matters only as of a particular time, which shall have been accurate in all respects as of such particular time), except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect on the Acquired Corporations; provided, however that, for purposes of determining the accuracy of such representations and warranties (i) all "Material Adverse Effect" qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded.

   6.2 Performance of Covenants. Each covenant or obligation that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

   6.3 Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued, and no proceeding for that purpose shall have been initiated or be threatened, by the SEC with respect to the Form S-4 Registration Statement.

   6.4 Stockholder Approval.

   (a) This Agreement shall have been duly adopted and the Merger shall have been duly approved by the Required Company Stockholder Vote.

   (b) The issuance of Parent Common Stock in the Merger shall have been duly approved by the Required Parent Stockholder Vote.

   6.5 Consents. All necessary governmental or corporate Consents, assignments or approvals as may be required or appropriate to be obtained in connection with the Merger and the other transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect.

   6.6 Agreements and Documents. Parent and the Company shall have received the following agreements and documents, each of which shall be in full force and effect:

       (a) Affiliate Agreements in the form of Exhibit C, executed by each Person who could reasonably be deemed to be an "affiliate" (as that term is used in Rule 145 under the Securities Act) of the Company;

       (b) a letter from PricewaterhouseCoopers LLP, dated as of the Closing Date and addressed to Parent, reasonably satisfactory in form and substance to Parent, updating the letter referred to in Section 5.13;

       (c) a legal opinion of Cooley Godward LLP, dated as of the Closing Date and addressed to Parent, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code (it being understood that (i) in rendering such opinion, Cooley Godward LLP may rely upon reasonable assumptions and the tax representation letters referred to in Section 5.12, and (ii) if Cooley Godward LLP does not render such opinion or withdraws or modifies such opinion, this condition shall nonetheless be deemed to be satisfied if Hale and Dorr LLP renders such opinion to Parent);

       (d) a certificate executed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in Sections 6.1, 6.2, 6.4(a), 6.4(b), 6.5, 6.6(a), 6.9, 6.10, 6.11 and 6.12 have been duly satisfied; and

       (e) the written resignations of all officers and directors of each of the Acquired Corporations, effective as of the Effective Time.

   6.7 HSR Act. Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and there shall not be in effect any voluntary agreement between Parent and the Federal Trade Commission or the Department of Justice pursuant to which Parent has agreed not consummate the Merger for a period of time; any similar waiting period under any applicable foreign antitrust law or regulation or other Legal Requirement shall have expired or been terminated; and any Consent required under any applicable foreign antitrust law or regulation or other Legal Requirement shall have been obtained.

   6.8 Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing (subject to notice of issuance) on the Nasdaq National Market.

   6.9 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

   6.10 No Governmental Litigation. There shall not be pending or threatened any Legal Proceeding in which a Governmental Body is or is threatened to become a party or is otherwise involved: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from Parent or any of the Acquired Corporations any damages or other relief that may be material to Parent or the Acquired Corporations; (c) seeking to prohibit or limit in any material respect Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; (d) that could materially and adversely affect the right of Parent or any of the Acquired Corporations to own the assets or operate the business of the Acquired Corporations; or (e) seeking to compel any of the Acquired Corporations, Parent or any Subsidiary of Parent to dispose of or hold separate any material assets as a result of the Merger or any of the other transactions contemplated by this Agreement.

   6.11 No Other Litigation. There shall not be pending (a) any Legal Proceeding brought against any of the Acquired Corporations by any stockholder of the Acquired Corporations (other than a Legal Proceeding brought by any such stockholder that relates solely to the value of the Merger as expressed by the Exchange Ratio and no other matter) or (b) any Legal Proceeding seeking to obtain from any of the Acquired Corporations any damages or other relief equal to or in excess of $1,000,000 and there shall not be any order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any of the assets owned or to the knowledge of the Company, used by any of the Acquired Corporations, is subject which has had or could reasonably be expected to have a Material Adverse Effect on the Acquired Corporations. There shall not be pending any Legal Proceeding in which, in the reasonable judgment of Parent, there is a reasonable possibility of an outcome that could have a Material Adverse Effect on the Acquired Corporations or a Material Adverse Effect on
Parent: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from Parent or any of the Acquired Corporations, any damages or other relief that may be material to Parent or the Acquired Corporations; (c) seeking to prohibit or limit in any material respect Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of any of the Acquired Corporations; (d) that would materially and adversely affect the right of Parent or any of the Acquired Corporations to own the assets or operate the business of any of the Acquired Corporations; or (e) seeking to compel any of the Acquired Corporations, Parent or any Subsidiary of Parent, to dispose of or hold separate any material assets, as a result of the Merger or any of the other transactions contemplated by this Agreement.

   6.12 MarketSwitch Warrant. Parent shall have received assurances reasonably satisfactory to it that the MarketSwitch Warrant has not been exercised by the Company either in whole or in part.

Section 7. Conditions Precedent to Obligation of the Company

   The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or prior to the Closing, of the following conditions:

   7.1 Accuracy of Representations.

   (a) The representations and warranties of Parent contained in this Agreement shall have been accurate in all material respects as of the date of this Agreement (except for such representations and warranties which address matters only as of a particular time, which shall have been accurate in all material respects as of such particular time); provided, however, that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded.

   (b) The representations and warranties of Parent contained in Sections 3.1, 3.2, 3.3, 3.8, 3.9, 3.10, 3.11, 3.13 and 3.14 of this Agreement shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (except for such representations and warranties which address matters only as of a particular time, which shall have been accurate in all respects as of such particular time), except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect on Parent; provided, however, that, for purposes of determining the accuracy of such representations and warranties as of the Closing Date, (i) all "Material Adverse Effect" qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded.

   7.2 Performance of Covenants. All of the covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

   7.3 Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued, and no proceeding for that purpose shall have been initiated or be threatened, by the SEC with respect to the Form S-4 Registration Statement.

   7.4 Stockholder Approval.

   (a) This Agreement shall have been duly adopted and the Merger shall have been approved by the Required Company Stockholder Vote.

   (b) The issuance of Parent Common Stock in the Merger shall have been duly approved by the Required Parent Stockholder Vote.

   7.5 Documents. The Company shall have received the following documents:

       (a) a legal opinion of Hale and Dorr LLP, dated as of the Closing Date, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code (it being understood that (i) in rendering such opinion, Hale and Dorr LLP may rely upon reasonable assumptions and the tax representation letters referred to in Section 5.12, and (ii) if Hale and Dorr LLP does not render such opinion or withdraws or modifies such opinion, this condition shall nonetheless be deemed to be satisfied if Cooley Godward LLP renders such opinion to the Company); and

       (b) a certificate executed on behalf of Parent by an executive officer of Parent, confirming that the conditions set forth in Sections 7.1, 7.2 and 7.4(b) have been duly satisfied.

   7.6 HSR Act. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

   7.7 Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing (subject to notice of issuance) on the Nasdaq National Market.

   7.8 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by the Company shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger by the Company illegal.

Section 8. Termination

   8.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company's stockholders and whether before or after approval of the issuance of Parent Common Stock in the Merger by Parent's stockholders):

       (a) by mutual written consent of Parent and the Company;

       (b) by either Parent or the Company if the Merger shall not have been consummated by June 30, 2001; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the failure to consummate the Merger by June 30, 2001 is attributable to a failure on the part of such party to perform any in this Agreement required to be performed by such party at or prior to the Effective Time;

       (c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

       (d) by either Parent or the Company if (i) the Company Stockholders' Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company's stockholders shall have taken a final vote on a proposal to adopt this Agreement, and (ii) this Agreement shall not have been adopted at the Company Stockholders' Meeting by the Required Company Stockholder Vote (and shall not have been adopted by the Required Company Stockholder Vote at any adjournment or postponement thereof);

       (e) by either Parent or the Company if (i) the Parent Stockholders' Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent's stockholders shall have taken a final vote on the issuance of shares of Parent Common Stock in the Merger, and
  (ii) the issuance of Parent Common Stock in the Merger shall not have been approved at the Parent Stockholders' Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Parent Stockholder Vote;

       (f) by Parent (at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;

       (g) by Parent if (i) any of the Company's representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 6.1 would not be satisfied or (ii) any of the Company's covenants contained in this Agreement shall have been breached such that the condition set forth in Section 6.2 would not be satisfied; provided, however, that if an inaccuracy in the Company's representations and warranties as of a date subsequent to the date of this Agreement or a breach of a covenant by the Company is curable by the Company and the Company is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 8.1(g) on account of such inaccuracy or breach; or

       (h) by the Company if (i) any of Parent's representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 7.1 would not be satisfied or (ii) if any of Parent's covenants contained in this Agreement shall have been breached such that the condition set forth in Section 7.2 would not be satisfied; provided, however, that if an inaccuracy in Parent's representations and warranties as of a date subsequent to the date of this Agreement or a breach of a covenant by Parent is curable by Parent and Parent is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 8.1(h) on account of such inaccuracy or breach.

   8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 8.2, Section 8.3 and Section 9 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any party from any liability for any material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

   8.3 Expenses; Termination Fees.

   (a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that:

       (i) Parent and the Company shall share equally all fees and expenses, other than attorneys' fees, incurred in connection with (A) the filing, printing and mailing of the Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus and any amendments or supplements thereto and
  (B) the filing
  by the parties hereto of the premerger notification and report forms relating to the Merger under the HSR Act and the filing of any notice or other document under any applicable foreign antitrust law or regulation; and

       (ii) if this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) or Section 8.1(d) and at or prior to the time of the termination of this Agreement an Acquisition Offer shall have been disclosed, announced, commenced, submitted or made, or if this Agreement is terminated by Parent pursuant to Section 8.1(f), then in any such case (and without limiting any obligation of the Company to pay any additional fee payable pursuant to Section 8.3(c)) the Company shall make a nonrefundable cash payment to Parent, at the time specified in Section 8.3(b), in an amount equal to the aggregate amount of all fees and expenses (including all attorneys' fees, accountants' fees, financial advisory fees and filing fees) that have been paid or that may become payable by or on behalf of Parent in connection with the preparation and negotiation of this Agreement and otherwise in connection with the Merger up to $2,000,000.

   (b) In the case of termination of this Agreement by the Company pursuant to
Section 8.1(b) or Section 8.1(d), any nonrefundable payment required to be made pursuant to clause "(ii)" of the proviso to Section 8.3(a) shall be made by the Company prior to the time of such termination; and in the case of termination of this Agreement by Parent pursuant to Section 8.1(b), Section 8.1(d) or
Section 8.1(f), any nonrefundable payment required to be made pursuant to clause "(ii)" of the proviso to Section 8.3(a) shall be made by the Company within two business days after such termination.

   (c) If (i) this Agreement is terminated by Parent or the Company pursuant to
Section 8.1(b) or Section 8.1(d) and at or prior to the time of the termination of this Agreement an Acquisition Offer shall have been disclosed, announced, commenced, submitted or made, or (ii) this Agreement is terminated by Parent pursuant to Section 8.1(f), then the Company shall pay to Parent, in cash at the time specified in the next sentence (and in addition to the amounts payable pursuant to Section 8.3(a)), a nonrefundable fee in the amount equal to $1,000,000. In the case of termination of this Agreement by the Company pursuant to Section 8.1(b) or Section 8.1(d), the fee referred to in the preceding sentence shall be paid by the Company prior to the time of such termination; and in the case of termination of this Agreement by Parent pursuant to Section 8.1(b), Section 8.1(d) or Section 8.1(f), the fee referred to in the preceding sentence shall be paid by the Company within two business days after such termination.

   (d) If the Company fails to pay when due any amount payable by the Company under this Section 8.3, then (i) the Company shall reimburse Parent for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Parent of its rights under this Section 8.3, and (ii) the Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent in full) at a rate per annum equal to the "prime rate" (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

Section 9. Miscellaneous Provisions

   9.1 Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company and Parent at any time (whether before or after adoption of this Agreement by the Company's stockholders and whether before or after approval of the issuance of Parent Common Stock in the Merger by Parent's stockholders); provided, however, that (i) after any such adoption and approval of this Agreement and approval of the Merger by the Company's stockholders, no amendment shall be made which by law requires further approval of the stockholders of the Company without the further approval of such stockholders, and (ii) after any such approval of the issuance of Parent Common Stock in the Merger by Parent's stockholders, no amendment shall be made which by law or NASD regulation requires further approval of Parent's stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

   9.2 Waiver.

   (a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

   (b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

   9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Merger.

   9.4 Entire Agreement; Counterparts. This Agreement and the other agreements referred to herein constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement (relating to the protection of confidential information) shall not be superceded and shall remain in full force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

   9.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this
Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware; (b) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the State of Delaware;
(c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 9.9.

   9.6 Disclosure Schedule. The Company Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 2, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section in
Section 2, and shall not be deemed to relate to or to qualify any other representation or warranty (unless it is clearly apparent that such information is intended to qualify another representation or warranty or it is appropriately cross-referenced). The Parent Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 3, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section in Section 3, and shall not be deemed to relate to or to qualify any other representation or warranty (unless it is clearly apparent that such information is intended to qualify another representation or warranty or it is appropriately cross-referenced).

   9.7 Attorneys' Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys' fees and all other reasonable costs and expenses incurred in such action or suit.

   9.8 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the Company's rights hereunder may be assigned by the Company without the prior written consent of Parent, and any attempted assignment of this Agreement or any of such rights by the Company without such consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever.

   9.9 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, or (b) two business days after sent by registered mail or by courier or express delivery service or by facsimile, provided that in each case the notice or other communication is sent to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

   if to Parent or Merger Sub:

       Chordiant Software, Inc.
       20400 Stevens Creek Blvd., Suite 400
       Cupertino, CA 95014-2217
       Facsimile No. (408) 517-0270

       Attn: Chief Executive Officer

   with a copy to:

       Cooley Godward LLP
       3175 Hanover Street
       Palo Alto, CA 94304
       Facsimile No. (650) 849-7400

       Attn: Suzanne Sawochka Hooper, Esq.

   if to the Company:

       Prime Response, Inc.
       150 Cambridgepark Drive
       Cambridge, MA 02140

       Attn: Chief Executive Officer

   with a copy to:

       Hale and Dorr LLP
       60 State Street
       Boston, MA
       02109-1803
       Facsimile No. (617) 526-5000

       Attn: John A. Burgess, Esq.

   9.10 Cooperation. The Company agrees to cooperate fully with Parent and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Parent to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

   9.11 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

   9.12 Construction.

   (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

   (b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

   (c) As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

   (d) Except as otherwise indicated, all references in this Agreement to "Sections," "Exhibits" and "Schedules" are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

   (e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

   In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.

                                          Chordiant Software, Inc.

                                                  /s/ Samuel T. Spadafora
                                          By: _________________________________
                                            Name: Samuel T. Spadafora
                                            Title: Chairman of the Board and
                                                 Chief Executive Officer

                                          Puccini Acquisition Corp.

                                                  /s/ Samuel T. Spadafora
                                          By: _________________________________
                                            Name: Samuel T. Spadafora
                                            Title: President

                                          Prime Response, Inc.

                                                     /s/ Peter J. Boni
                                          By: _________________________________
                                            Name: Peter J. Boni
                                            Title: President and CEO

                                   EXHIBIT A

                              CERTAIN DEFINITIONS

   For purposes of the Agreement (including this Exhibit A):

   Acquired Corporation Contract. "Acquired Corporation Contract" shall mean any Contract: (a) to which any of the Acquired Corporations is a party; (b) by which any of the Acquired Corporations or any asset of any of the Acquired Corporations is or may become bound or under which any of the Acquired Corporations has, or may become subject to, any obligation; or (c) under which any of the Acquired Corporations has or may acquire any right or interest.

   Acquired Corporation Proprietary Asset. "Acquired Corporation Proprietary Asset" shall mean any Proprietary Asset owned by or licensed to any of the Acquired Corporations or otherwise used by any of the Acquired Corporations.

   Acquired Corporation Source Code. "Acquired Corporation Source Code" shall mean any source code, or any portion, aspect or segment of any source code, relating to any Proprietary Asset owned by or licensed to any of the Acquired Corporations or otherwise used by any of the Acquired Corporations.

   Acquisition Offer. "Acquisition Offer" shall mean any offer or proposal (other than an offer or proposal made or submitted by Parent) contemplating or otherwise relating to any Acquisition Transaction.

   Acquisition Proposal. "Acquisition Proposal" shall mean any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest made or submitted by Parent) contemplating or otherwise relating to any Acquisition Transaction.

   Acquisition Transaction. "Acquisition Transaction" shall mean any transaction or series of transactions involving:

       (a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which any of the Acquired Corporations is a constituent corporation, (ii) in which a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of any of the Acquired Corporations, or (iii) in which any of the Acquired Corporations issues securities representing more than 20% of the outstanding securities of any class of voting securities of any of the Acquired Corporations;

       (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of any of the Acquired Corporations; or

       (c) any liquidation or dissolution of any of the Acquired
  Corporations.

   Agreement. "Agreement" shall mean the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

   Company Common Stock. "Company Common Stock" shall mean the Common Stock, $0.01 par value per share, of the Company.

   Company Disclosure Schedule. "Company Disclosure Schedule" shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of Section 9.6 of the Agreement and that has been delivered by the Company to Parent on the date of this Agreement and signed by the President of the Company.

   Company Preferred Stock. "Company Preferred Stock" shall mean the Preferred Stock, $0.01 par value per share, of the Company.

   Company Triggering Event. A "Company Triggering Event" shall be deemed to have occurred if: (i) the board of directors of the Company shall have failed to recommend that the Company's stockholders vote to adopt this Agreement, or shall have withdrawn or modified in a manner adverse to Parent the Company Board Recommendation, or shall have taken any other action which is reasonably determined by Parent to indicate that the board of directors of the Company might withdraw or modify such recommendation; (ii) the board of directors takes any action that is inconsistent with supporting the Merger or making the Company Board Recommendation; (iii) the Company shall have failed to include in the Joint Proxy Statement/Prospectus the Company Board Recommendation or a statement to the effect that the board of directors of the Company has determined and believes that the Merger is in the best interests of the Company's stockholders; (iv) the board of directors of the Company fails to reaffirm the Company Board Recommendation, or fails to reaffirm its determination that the Merger is in the best interests of the Company's stockholders, within five business days after Parent requests in writing that such recommendation or determination be reaffirmed; (v) the board of directors of the Company shall have approved, endorsed or recommended any Acquisition Proposal; (vi) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal; (vii) the Company shall have failed to convene the Company Stockholders' Meeting as promptly as practicable and in any event within 45 days after the Form S-4 Registration Statement is declared effective under the Securities Act; (viii) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have sent to its securityholders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer; (ix) an Acquisition Proposal is publicly announced, and the Company (A) fails to issue a press release announcing its opposition to such Acquisition Proposal within five business days after such Acquisition Proposal is announced or (B) otherwise fails to actively oppose such Acquisition Proposal; or (x) any of the Acquired Corporations or any Representative of any of the Acquired Corporations shall have breached or taken any action inconsistent with any of the provisions set forth in Section 4.3 of the Agreement.

   Company Unaudited Interim Balance Sheet. "Company Unaudited Interim Balance Sheet" shall mean the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as of September 30, 2000 included in the Company SEC Documents.

   Consent. "Consent" shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

   Contract. "Contract" shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

   Encumbrance. "Encumbrance" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

   Entity. "Entity" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

   Exchange Act. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

   Form S-4 Registration Statement. "Form S-4 Registration Statement" shall mean the registration statement on Form S-4 to be filed with the SEC by Parent in connection with issuance of Parent Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

   Governmental Authorization. "Governmental Authorization" shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

   Governmental Body. "Governmental Body" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).

   HSR Act. "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

   Joint Proxy Statement/Prospectus. "Joint Proxy Statement/Prospectus" shall mean the joint proxy statement/prospectus to be sent to the Company's stockholders in connection with the Company Stockholders' Meeting and to Parent's stockholders in connection with the Parent Stockholders' Meeting.

   Legal Proceeding. "Legal Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

   Legal Requirement. "Legal Requirement" shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NASD or the Nasdaq National Market).

   Material Adverse Effect. Any change, effect, event, occurrence, state of facts or development will be deemed to have a "Material Adverse Effect" on the Acquired Corporations if such change, effect, event, occurrence, state of facts or development had or could reasonably be expected to have a material adverse effect on (i) the business, financial condition or results of operations of the Acquired Corporations taken as a whole, (ii) the ability of the Company to consummate the Merger or any of the other transactions contemplated by the Agreement or to perform any of its obligations under the Agreement, or (iii) Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; provided, however, that none of the following, in and of itself, shall constitute a Material Adverse Effect on the Acquired Corporations: (A) a change in the market price or trading volume of the Company Common Stock; (B) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the industries in which the Company participates, the U.S. economy as a whole or foreign economies in any locations where any of the Acquired Corporations has material operations or sales, so long as such conditions do not affect the Acquired Corporations in a materially disproportionate manner; (C) any failure by the Company to meet internal projections or forecasts, analysts' expectations or published revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of this Agreement; and (D) any adverse change, effect, event, occurrence, state of facts or development resulting from or relating to entering into, compliance with the terms of, or the taking of any action required by this Agreement. Any change, effect, event, occurrence, state of facts or development will be deemed to have a "Material Adverse Effect" on Parent if such change, effect, event, occurrence, state of facts or development had or could reasonably be expected to have a material adverse effect on (i) the business, financial condition or results of operations of Parent and its Subsidiaries taken as a whole or (ii) the ability of Parent to consummate the Merger or any of the other transactions contemplated by the Agreement or to perform any of its obligations under the Agreement; provided, however, that none of the following, in and of itself, shall constitute a Material Adverse Effect on Parent: (A) a change in the market price or trading volume of the Parent Common Stock; (B) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the industries in which Parent or any of its Subsidiaries participates, the U.S. economy as a whole or foreign economies in any locations where Parent or any of its Subsidiaries has material operations or sales, so long as such conditions do not affect Parent or any of its Subsidiaries in a materially disproportionate manner; (C) any failure by Parent to meet internal projections or forecasts, analysts' expectations or published revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of this Agreement; and (D) any adverse change, effect, event, occurrence, state of facts or development resulting from or relating to entering into, compliance with the terms of, or the taking of any action required by this Agreement.

   Parent Acquisition Proposal. "Acquisition Proposal" shall mean any offer or proposal, (other than an offer or proposal made or submitted by any of the Acquired Corporations) contemplating or otherwise relating to any Parent Acquisition Transaction.

   Parent Acquisition Transaction. "Acquisition Transaction" shall mean any transaction or series of transactions involving:

       (a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which Parent is a constituent corporation, (ii) in which a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Parent, or (iii) in which Parent issues securities representing more than 20% of the outstanding securities of any class of voting securities of Parent;

       (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of Parent; or

       (c) any liquidation or dissolution of Parent.

   Parent Common Stock. "Parent Common Stock" shall mean the Common Stock, $0.001 par value per share, of Parent.

   Parent Disclosure Schedule. "Parent Disclosure Schedule" shall mean the disclosure schedule that has been prepared by Parent in accordance with the requirements of Section 9.6 of the Agreement and that has been delivered by Parent to the Company on the date of this Agreement and signed by the Chief Executive Officer of Parent.

   Parent Preferred Stock. "Parent Preferred Stock" shall mean the Preferred Stock, $0.001 par value, of the Company.

   Parent Unaudited Interim Balance Sheet. "Parent Unaudited Interim Balance Sheet" shall mean the unaudited consolidated balance sheet of Parent and its consolidated Subsidiaries as of September 30, 2000 included in the Parent SEC Documents.

   Person. "Person" shall mean any individual, Entity or Governmental Body.

   Proprietary Asset. "Proprietary Asset" shall mean any: (a) patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, service mark

(whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, maskwork, maskwork application, trade secret, know-how, customer list, franchise, system, computer software, computer program, source code, models, algorithm, formula, compound, invention, design, blueprint, engineering drawing, proprietary product, technology, proprietary right or other intellectual property right or intangible asset; or (b) right to use or exploit any of the foregoing.

   Representatives. "Representatives" shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

   SEC. "SEC" shall mean the United States Securities and Exchange Commission.

   Securities Act. "Securities Act" shall mean the Securities Act of 1933, as amended.

   Subsidiary. An entity shall be deemed to be a "Subsidiary" of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity's board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

   Superior Offer. "Superior Offer" shall mean an unsolicited, bona fide written offer made by a third party to purchase all of the outstanding shares of Company Common Stock on terms that the board of directors of the Company determines, in its reasonable judgment, based upon the advice of an independent financial advisor of nationally recognized reputation, to be more favorable to the Company's stockholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a "Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party.

   Tax. "Tax" shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax, levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

   Tax Return. "Tax Return" shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

                                   EXHIBIT B

                                    FORM OF

                             AMENDED AND RESTATED

                         CERTIFICATE OF INCORPORATION

                                      OF

                             PRIME RESPONSE, INC.

  (Pursuant to Sections 242 and 245 of the Delaware General Corporation Law)

   1. The original name of this corporation is Prime Response Group, Inc., and the date of filing of the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware is September 26, 1997.

   2. The name of this corporation changed to Prime Response, Inc. pursuant to a Certificate of Amendment to the Amended and Restated Certificate of Incorporation filed on November 19, 1999.

   3. The Certificate of Incorporation of the corporation is hereby amended and restated to read as follows:

                                      I.

   The name of this corporation is Prime Response, Inc.

                                      II.

   The address of the registered office of the corporation in the State of Delaware is 2711 Centerville Road, City of Wilmington, County of New Castle, and the name of the registered agent of the corporation in the State of Delaware at such address is Corporation Service Company.

                                     III.

   The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law ("DGCL").

                                      IV.

   This corporation is authorized to issue only one class of stock, to be designated Common Stock. The total number of shares of Common Stock which the corporation is presently authorized to issue is One Thousand (1,000) shares, each having a par value of one tenth of one cent ($0.001).

                                      V.

   A. The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

   B. Election of Directors

   1. Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

   2. No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the corporation is subject to Section 2115(b) of the California General Corporation Law ("CGCL"). During such time or times that the corporation is subject to Section 2115(b) of the CGCL, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder thinks fit. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (a) the names of such candidate or candidates have been placed in nomination prior to the voting and (b) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

   C. Removal

   1. During such time or times that the corporation is subject to Section 2115(b) of the CGCL, the Board of Directors or any individual director may be removed from office at any time without cause by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote on such removal; provided, however, that unless the entire Board is removed, no individual director may be removed when the votes cast against such director's removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director's most recent election were then being elected.

   2. At any time or times that the corporation is not subject to Section 2115(b) of the CGCL and subject to any limitations imposed by law, Section C.1 above shall not apply and the Board of Directors or any director may be removed from office at any time (a) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote at an election of directors or (b) without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation, entitled to vote generally at an election of directors.

   D. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the corporation.

                                      VI.

   A. The liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

   B. This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the CGCL) for breach of duty to the corporation and its stockholders through bylaw provisions or through agreements with the agents, or through stockholder resolutions, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the CGCL, subject, at any time or times that the corporation is subject to Section 2115(b) of the CGCL, to the limits on such excess indemnification set forth in
Section 204 of the CGCL.

   C. Any repeal or modification of this Article VI shall be prospective and shall not affect the rights under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

                                     VIII.

   The corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

   IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation
has been subscribed this    day of     2001 by the undersigned who affirms that
the statements made herein are true and correct.

                                          PRIME RESPONSE, INC.


                                          By: _________________________________
                                            Name:
                                            Title:

                                   EXHIBIT C

                                    FORM OF
                              AFFILIATE AGREEMENT

   This Affiliate Agreement ("Affiliate Agreement") is being executed and
delivered as of January   , 2001 by      ("Affiliate") and Chordiant Software,
Inc., a Delaware corporation ("Parent").

                                   Recitals

   A. Affiliate is a stockholder of, and/or is an officer and/or director of, Prime Response, Inc., a Delaware corporation (the "Company").

   B. Parent, Puccini Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and the Company, have entered into an Agreement and Plan of Merger and Reorganization, dated as of January , 2001 (the "Reorganization Agreement"), providing for the merger of Merger Sub into the Company (the "Merger"). The Reorganization Agreement contemplates that, upon consummation of the Merger (which is subject to the conditions set forth in the Reorganization Agreement) (i) holders of shares of the common stock of the Company will receive shares of common stock of Parent ("Parent Common Stock") in exchange for their shares of common stock of the Company and
(ii) the Company will become a wholly owned subsidiary of Parent.

   C. Affiliate understands that the Parent Common Stock that would be issued in the Merger would be issued pursuant to a registration statement on Form S-4, and that Affiliate may be deemed an "affiliate" of Parent as such term is defined for purposes of paragraphs (c) and (d) of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act") and, as such, Affiliate may only transfer, sell or dispose of such Parent Common Stock in accordance with this Affiliate Agreement and Rule 145.

                                   Agreement

   Affiliate, intending to be legally bound, agrees as follows:

   1. Representations and Warranties of Affiliate. Affiliate represents and warrants to Parent as follows:

       (a) Affiliate is the holder and "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of: (i) the number of outstanding shares of common stock of the Company (the "Company Shares"), (ii) the number of shares issuable upon exercise of options to purchase shares of Company common stock (the "Company Options") and/or
  (iii) the number of shares issuable upon exercise of warrants to purchase shares of Company common stock (the "Company Warrants"); each as set forth beneath Affiliate's signature on the signature page hereof (the Company Shares, the Company Options and the Company Warrants are hereinafter referred to as the "Company Securities"), and Affiliate has good and valid title to the Company Securities, free and clear of any liens, pledges, security interests, adverse claims, equities, options, proxies, charges, encumbrances or restrictions of any nature. Affiliate has the sole right to vote and to dispose of the Company Securities.

       (b) Affiliate does not own any options, warrants, convertible securities or other rights to purchase shares of common stock of the Company or any other securities of the Company, other than the Company Securities.

       (c) Affiliate has carefully read this Affiliate Agreement and, to the extent Affiliate felt necessary, has discussed with counsel the limitations imposed on Affiliate's ability to hold, sell, transfer or otherwise dispose of the Company Securities or the shares of Parent Common Stock that Affiliate is to receive pursuant to the Reorganization Agreement (the "Parent Shares") and any options and/or warrants to purchase shares of Parent Common Stock that Affiliate is to receive in connection with the Merger with respect to any Company Options or Company Warrants the Affiliate may own. Affiliate fully understands the limitations this Affiliate Agreement places upon Affiliate's ability to hold, sell, transfer or otherwise dispose of securities of the Company and securities of Parent.

       (d) Affiliate understands that the representations, warranties and covenants set forth in this Affiliate Agreement will be relied upon by Parent.

   2. Prohibitions Against Transfer.

   (a) Affiliate agrees that, during the period from the date hereof through the date on which financial results covering at least 30 days of post-Merger combined operations of Parent and the Company have been published by Parent, which shall occur as soon as practicable (the "End Date"):

       (i) Affiliate shall not sell, transfer or otherwise dispose of, or reduce Affiliate's interest in or risk relating to, (A) any capital stock of the Company (including, without limitation, the Company Securities and any additional shares of capital stock of the Company acquired by Affiliate, whether upon exercise of a stock option, warrant or conversion of securities or otherwise), except pursuant to and upon consummation of the Merger, or (B) any option, warrant, convertible securities or other right to purchase any shares of capital stock of the Company, except pursuant to and upon consummation of the Merger; and

       (ii) Affiliate shall not sell, transfer or otherwise dispose of, or permit to be sold, transferred or otherwise disposed of, or reduce Affiliate's interest in or risk relating to, (A) any shares of capital stock of Parent (including, without limitation, the Parent Shares and any additional shares of capital stock of Parent acquired by Affiliate, whether upon exercise of a stock option, warrant or conversion of securities or otherwise) (the "Affiliate's Parent Common Stock"), or (B) any option, warrant, convertible securities or other right to purchase any shares of capital stock of Parent.

   (b) Affiliate agrees that Affiliate shall not effect any sale, transfer or other disposition of any shares of the Affiliate's Parent Common Stock unless:

       (i) such sale, transfer or other disposition is effected pursuant to an effective registration statement under the Securities Act;

       (ii) such sale, transfer or other disposition is made in conformity with the requirements of Rule 145 under the Securities Act;

       (iii) counsel reasonably satisfactory to Parent shall have advised Parent in a written opinion letter (reasonably satisfactory in form and content to Parent), upon which Parent may rely, that such sale, transfer or other disposition will be exempt from the registration requirements of the Securities Act; or

       (iv) an authorized representative of the SEC shall have rendered written advice to Stockholder to the effect that the SEC would take no action, or that the staff of the SEC would not recommend that the SEC take action, with respect to such sale, transfer or other disposition, and a copy of such written advice and all other related communications with the SEC shall have been delivered to Parent.

   3. Stop Transfer Instructions; Legend.

   Affiliate acknowledges and agrees that (a) stop transfer instructions will be given to Parent's transfer agent with respect to the Parent Shares, and (b) each certificate representing any of such shares shall bear a legend identical or similar in effect to the following legend (together with any other legend or legends required by applicable state securities laws or otherwise):

     "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145(d) OF THE SECURITIES ACT OF 1933 APPLIES AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH RULE AND IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED AS OF JANUARY 8, 2001, BETWEEN THE REGISTERED HOLDER HEREOF AND THE ISSUER, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICES OF THE ISSUER."

   4. Independence of Obligations. The covenants and obligations of Affiliate set forth in this Affiliate Agreement shall be construed as independent of any other agreement or arrangement between Affiliate, on the one hand, and the Company or Parent, on the other. The existence of any claim or cause of action by Affiliate against the Company or Parent shall not constitute a defense to the enforcement of any of such covenants or obligations against Affiliate.

   5. Specific Performance. Affiliate agrees that in the event of any breach or threatened breach by Affiliate of any covenant, obligation or other provision contained in this Affiliate Agreement, Parent shall be entitled (in addition to any other remedy that may be available to Parent) to: (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (b) an injunction restraining such breach or threatened breach. Affiliate further agrees that neither Parent nor any other person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6, and Affiliate irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

   6. Other Agreements. Nothing in this Affiliate Agreement shall limit any of the rights or remedies of Parent under the Reorganization Agreement, or any of the rights or remedies of Parent or any of the obligations of Affiliate under any agreement between Affiliate and Parent or any certificate or instrument executed by Affiliate in favor of Parent; and nothing in the Reorganization Agreement or in any other agreement, certificate or instrument shall limit any of the rights or remedies of Parent or any of the obligations of Affiliate under this Affiliate Agreement.

   7. Notices. Any notice or other communication required or permitted to be delivered to Affiliate or Parent under this Affiliate Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other party):

   if to Parent:

       Chordiant Software, Inc.
       20400 Stevens Creek Blvd., Suite 400
       Cupertino, CA 95014-2217
       Facsimile No. (408) 517-0270

       Attn: Chief Executive Officer

   if to Affiliate:

     -------------------------
     -------------------------
     -------------------------

     Attn: ___________________
       Fax: ( )    -

   8. Severability. If any provision of this Affiliate Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Affiliate Agreement. Each provision of this Affiliate Agreement is separable from every other provision of this Affiliate Agreement, and each part of each provision of this Affiliate Agreement is separable from every other part of such provision.

   9. Applicable Law; Jurisdiction. THIS AFFILIATE AGREEMENT IS MADE UNDER, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED SOLELY THEREIN, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW. In any action between or among any of the parties, whether arising out of this Affiliate Agreement or otherwise, (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware; (b) if any such action is commended in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the State of Delaware;
(c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepared, to the address at which such party is to receive notice in accordance with Section 8.

   10. Waiver; Termination. No failure on the part of Parent or Affiliate to exercise any power, right, privilege or remedy under this Affiliate Agreement, and no delay on the part of Parent or Affiliate in exercising any power, right, privilege or remedy under this Affiliate Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Neither Parent nor Affiliate shall be deemed to have waived any claim arising out of this Affiliate Agreement, or any power, right, privilege or remedy under this Affiliate Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent or Affiliate, as the case may be; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given. If the Reorganization Agreement is terminated, this Affiliate Agreement shall thereupon terminate.

   11. Headings. The headings contained in this Affiliate Agreement are for convenience of reference only, shall not be deemed to be a part of this Affiliate Agreement and shall not be referred to in connection with the construction or interpretation of this Affiliate Agreement.

   12. Further Assurances. Affiliate shall execute and/or cause to be delivered to Parent such instruments and other documents and shall take such other actions as Parent may reasonably request to effectuate the intent and purposes of this Affiliate Agreement.

   13. Entire Agreement. This Affiliate Agreement, the Reorganization Agreement and any Voting Agreement between Affiliate and Parent collectively set forth the entire understanding of Parent and Affiliate relating to the subject matter hereof and thereof and supersede all other prior agreements and understandings between Parent and Affiliate relating to the subject matter hereof and thereof.

   14. Non-Exclusivity. The rights and remedies of Parent and Affiliate hereunder are not exclusive of or limited by any other rights or remedies which Parent and Affiliate may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative).

   15. Amendments. This Affiliate Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of Parent and Affiliate.

   16. Assignment. This Affiliate Agreement and all obligations of Affiliate hereunder are personal to Affiliate and may not be transferred or delegated by Affiliate at any time. Parent may freely assign any or all of its rights under this Affiliate Agreement, in whole or in part, to any other person or entity without obtaining the consent or approval of Affiliate.

   17. Binding Nature. Subject to Section 16, this Affiliate Agreement will inure to the benefit of Parent and its successors and assigns and will be binding upon Affiliate and Affiliate's representatives, executors, administrators, estate, heirs, successors and assigns.

   18. Survival. Each of the representations, warranties, covenants and obligations contained in this Affiliate Agreement shall survive the consummation of the Merger.

   19. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

   This Affiliate Agreement has been executed as of the date first written above.

                                          Affiliate:


                                          _____________________________________
                                          Name:

Number of Outstanding shares of
Common Stock of the Company
Held by Affiliate:

_____________________________________

Number of Company Options
Held by Affiliate:

_____________________________________

Number of Company Warrants
Held by Affiliate:

_____________________________________

                                          Chordiant Software, Inc.


                                          By: _________________________________
                                            Title:

                                                                         ANNEX B
                                VOTING AGREEMENT

   This Voting Agreement is entered into as of January , 2001, by and between Chordiant Software, Inc., a Delaware corporation ("Parent"), and
("Stockholder").

                                    Recitals

   A. Parent, Puccini Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and Prime Response, Inc., a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger and Reorganization of even date herewith (as amended from time to time, the "Reorganization Agreement"), which provides (subject to the conditions set forth therein) for the merger of Merger Sub into the Company (the "Merger").

   B. As a condition to the willingness of Parent and Merger Sub to enter into the Reorganization Agreement, Parent and Merger Sub have required that Stockholder enter into this Voting Agreement; and Stockholder is entering into this Voting Agreement in order to induce Parent and Merger Sub to enter into the Reorganization Agreement.

                                   Agreement

   The parties to this Voting Agreement, intending to be legally bound, agree as follows:

Section 1. Certain Definitions

   (a) All capitalized terms used but not otherwise defined in this Voting Agreement have the meanings given to them in the Reorganization Agreement.

   (b) "Subject Securities" shall mean 88.3875% (the "Percentage") of the securities of the Company (including shares of Company Common Stock and options, warrants and other rights to acquire shares of Company Common Stock) Owned by Stockholder as of the date of this Agreement; provided that there will be a pro rata adjustment in the Percentage and the number of securities of the Company Owned by the Stockholder subject to the terms and conditions of this Agreement in the event any shares of Company Common Stock are issued after the date hereof.

   (c) Stockholder shall be deemed to "Own" or to have acquired "Ownership" of a security if Stockholder: (i) is the record owner of such security; or (ii) is the "beneficial owner" (within the meaning of Rule 13d-3 under the Exchange
Act) of such security.

   (d) "Expiration Date" shall mean the earlier of the date upon which the Reorganization Agreement is validly terminated or the date upon which the Merger becomes effective.

   (e) An "Identified Termination" shall be deemed to have occurred if: (i) the Reorganization Agreement is terminated by Parent or the Company pursuant to
Section 8.1(b) of the Reorganization Agreement, and at or prior to the time of termination of the Reorganization Agreement an Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made; (ii) the Reorganization Agreement is terminated by Parent or the Company pursuant to
Section 8.1(d) of the Reorganization Agreement; or (iii) the Reorganization Agreement is terminated by Parent pursuant to Section 8.1(f) of the Reorganization Agreement.

   (f) The "Record Date" for a particular matter shall be the date fixed for Persons entitled: (i) to receive notice of, and to vote at, a meeting of the stockholders of the Company called for the purpose of voting on such matter; or
(ii) to take action by written consent of the stockholders of the Company with respect to such matter.

   (g) "Voting Expiration Date" shall mean the earlier of the date upon which the Reorganization Agreement is validly terminated or the date upon which the Merger becomes effective; provided, however, the "Voting Expiration Date" shall be the date 180 days following the date on which the Reorganization Agreement is validly terminated, if an Identified Termination occurs.

Section 2. Transfer of Subject Securities

   2.1 No Disposition or Encumbrance of Subject Securities. Stockholder covenants and agrees that, prior to the Expiration Date, Stockholder will not, directly or indirectly: (i) offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or transfer (or permit or announce any offer, sale, offer of sale, contract of sale or grant of any option for the purchase of, or permit or announce any other disposition or transfer of) any of the Subject Securities, or any interest in any of the Subject Securities, to any Person other than Parent; (ii) create or permit to exist any Encumbrance on or otherwise affecting any of the Subject Securities; or (iii) reduce Stockholder's Ownership of, interest in or risk relating to any of the Subject Securities.

   2.2 Transfer of Voting Rights. Stockholder covenants and agrees that, prior to the Expiration Date, Stockholder will not deposit any of the Subject Securities into a voting trust or grant a proxy or enter into a voting agreement or similar Contract with respect to any of the Subject Securities.

Section 3. Voting of Shares

   3.1 Pre-Termination Voting Agreement. Stockholder covenants and agrees that, prior to the earlier to occur of the valid termination of the Reorganization Agreement or the Effective Time, at any meeting of the stockholders of the Company, however called, and in any written action by consent of stockholders of the Company, Stockholder shall (unless otherwise directed in writing by Parent) cause to be voted all Subject Securities that are (as of the Record Date for any of the matters referred to in this Section 3.1) Owned by
Stockholder:

       (i) in favor of the Merger and the adoption of the Reorganization Agreement and in favor of each of the other actions contemplated by the Reorganization Agreement and any action that could reasonably be expected to facilitate the consummation of the Merger;

       (ii) against any action or agreement that could result in a breach of any representation, warranty, covenant or obligation of the Company in the Reorganization Agreement or in this Voting Agreement; and

       (iii) against the following actions (other than the Merger and the other transactions contemplated by the Reorganization Agreement) (collectively, hereinafter referred to as the "Other Actions"): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving any of the Acquired Corporations; (B) any sale, lease or transfer of a material amount of assets of any of the Acquired Corporations (other than in the ordinary course of business); (C) any reorganization, recapitalization, dissolution or liquidation of any of the Acquired Corporations; (D) any removal of or change in a majority of the board of directors of the Company; (E) any amendment to the Company's certificate of incorporation; (F) any material change in the capitalization of the Company or the Company's corporate structure; and (G) any other action that is inconsistent with the Merger or that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Reorganization Agreement or this Voting Agreement.

   Stockholder shall not, at any time prior to the earlier to occur of the valid termination of the Reorganization Agreement or the Effective Time, enter into any agreement or understanding with any Person to vote or give instructions inconsistent with clause "(i)", "(ii)" or "(iii)" of the preceding sentence.

   3.2 Post-Termination Voting Agreement. If an Identified Termination occurs, then, prior to the Voting Expiration Date, at any meeting of the stockholders of the Company, however called, and in any action by written consent of stockholders of the Company, Stockholder shall (unless otherwise directed in writing by Parent) cause to be voted all of the Subject Securities (as of the Record Date for any of the matters referred to in this Section 3.2) are Owned by Stockholder: (i) against any Acquisition Proposal and against the approval or adoption of any related transaction or agreement; (ii) against any action that is intended, or could reasonably be expected, to facilitate the consummation of any Acquisition Transaction; and (iii) against any Other Action. Stockholder shall not at any time prior to the Voting Expiration Date, enter into any agreement or understanding with any Person to vote or give instructions inconsistent with clause "(i)," "(ii)" or "(iii)" of the preceding sentence.

   3.3 Proxy.

   (a) Concurrently with the execution of this Voting Agreement: (i) Stockholder shall deliver to Parent a proxy in the form attached hereto as Exhibit A, which shall be irrevocable to the fullest extent permitted by law, with respect to the shares referred to therein (the "Proxy"); and (ii) Stockholder shall cause to be delivered to Parent an additional proxy (in the form attached hereto as Exhibit A) executed on behalf of the record owner of any outstanding shares of Company Common Stock that are owned beneficially (but are not owned of record) by Stockholder.

   (b) After the execution of this Voting Agreement, Stockholder shall execute or cause to be executed such further documents, instruments or proxies as may be reasonably requested by Parent with respect to any additional shares of outstanding capital stock of the Company of which Stockholder acquires Ownership or as may reasonably be required to vest in Parent the power to carry out and give effect to the provisions of this Voting Agreement. Stockholder shall promptly notify Parent upon acquiring Ownership of any securities of the Company.

Section 4. Waiver of Appraisal Rights.

   To the fullest extent permitted by law, Stockholder hereby irrevocably and unconditionally waives any rights of appraisal, dissenters' rights or similar rights that Stockholder may have in connection with the Merger, and Stockholder shall cause to be irrevocably and unconditionally waived any such rights that any affiliate of Stockholder may have in connection with the Merger.

Section 5. No Solicitation

   Stockholder covenants and agrees that, during the period commencing on the date of this Voting Agreement and ending on the Voting Expiration Date, Stockholder shall not, directly or indirectly, and shall not authorize or permit any Representative of Stockholder directly or indirectly to: (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal; (ii) furnish any information regarding any of the Acquired Corporations to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal; (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction. Stockholder shall immediately cease any existing discussions with any Person that relate to any Acquisition Proposal. Stockholder shall promptly (and in no event later than 24 hours after receiving, or obtaining knowledge of, any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information) advise Parent orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information relating to any of the Acquired Corporations (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any Person.

Section 6. Representations and Warranties of Stockholder

   Stockholder hereby represents and warrants to Parent as follows:

   6.1 Authorization, etc. Stockholder has all requisite power and capacity to execute and deliver this Voting Agreement and the Proxy and to perform Stockholder's obligations hereunder and thereunder. This Voting Agreement and the Proxy have been duly executed and delivered by Stockholder and constitute the legal, valid and binding obligations of Stockholder, enforceable against Stockholder in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

   6.2 No Conflicts, Required Filings and Consents.

   (a) The execution and delivery of this Voting Agreement and the Proxy by Stockholder do not, and the performance of this Voting Agreement and the Proxy by Stockholder will not: (i) conflict with or violate any Legal Requirement, order, decree or judgment applicable to Stockholder or by which Stockholder or any of Stockholder's properties is bound or affected; or (ii) result in any breach of or constitute a default (with notice or lapse of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on or otherwise affecting any of the Subject Securities pursuant to, any Contract to which Stockholder is a party or by which Stockholder or any of Stockholder's properties is bound or affected.

   (b) The execution and delivery of this Voting Agreement and the Proxy by Stockholder do not, and the performance of this Voting Agreement and the Proxy by Stockholder will not, require any Consent of any Person.

   6.3 Title to Subject Securities. As of the date hereof, Stockholder Owns in the aggregate (including shares owned of record and shares owned beneficially) the number of outstanding shares of capital stock of the Company specified below Stockholder's name on the signature page hereof (the "Stockholder's Shares"), and the number of options, warrants and other rights to acquire shares of Company Common Stock specified below Stockholder's name on the signature page hereof (the "Stockholder's Options"), and Stockholder does not directly or indirectly Own any other securities of the Company, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of the Company, other than the shares and options, warrants and other rights set forth on the signature page hereof. For the purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Stockholder Owns all of the Stockholder's Shares and all of the Stockholder's Options as its own ultimate parent Entity.

   6.4 Accuracy of Representations. The representations and warranties contained in this Voting Agreement are accurate in all respects as of the date of this Voting Agreement, will be accurate in all respects at all times through the Voting Expiration Date and will be accurate in all respects as of the date of the consummation of the Merger as if made on that date.

Section 7. Covenants of Stockholder

   7.1 Further Actions. Stockholder agrees to cooperate fully with Parent and to execute and deliver such further documents, transfers, assignments, endorsements, proxies, consents, certificates, agreements and instruments and shall (at Stockholder's sole expense) take such other actions as may be requested by Parent to evidence or reflect the transactions contemplated by this Voting Agreement and to carry out the intent and purposes of this Voting Agreement.

   7.2 Legend. Immediately after the execution of this Voting Agreement (and from time to time prior to the Expiration Date upon the acquisition by Stockholder of Ownership of any shares of capital stock of the Company), Stockholder shall instruct the Company to cause each certificate of Stockholder evidencing any outstanding shares of capital stock of the Company Owned by Stockholder to bear a legend in the following form:

    THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED, SOLD, EXCHANGED OR OTHERWISE TRANSFERRED OR DISPOSED OF EXCEPT IN
    COMPLIANCE WITH THE TERMS AND CONDITIONS OF THE VOTING AGREEMENT DATED AS OF JANUARY 8, 2001, AS IT MAY BE AMENDED, BETWEEN THE
    ISSUER AND     , A COPY OF WHICH IS ON FILE AT THE PRINCIPAL
    EXECUTIVE OFFICES OF THE ISSUER.

Section 8. Miscellaneous

   8.1 Survival of Representations, Warranties and Agreements. All representations, warranties and agreements made by Stockholder in this Voting Agreement shall survive (i) the consummation of the Merger, (ii) any termination of the Reorganization Agreement and (iii) the Voting Expiration Date.

   8.2 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Voting Agreement shall be paid by the party incurring such costs and expenses.

   8.3 Notices. Any notice or other communication required or permitted to be delivered to any party under this Voting Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand or (b) two business days after sent by registered mail or by courier or by express delivery service, provided that in each case the notice or other communication is sent to the address set forth beneath the name of such party below (or to such other address as such party shall have specified in a written notice given to the other parties hereto):

      if to Stockholder:

       at the address set forth below Stockholder's signature on the signature page hereto;

      if to Parent:

       Chordiant Software, Inc.
       20400 Stevens Creek Blvd., Suite 400
       Cupertino, CA 95014-2217
       Facsimile No. (408) 517-0270

       Attn: Chief Executive Officer

   8.5 Severability. In the event that any term, provision, covenant or restriction contained in this Voting Agreement, or the application of any such term, provision, covenant or restriction to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Voting Agreement, and the application of such term, provision, covenant or restriction to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

   8.6 Entire Agreement; Counterparts. This Voting Agreement, the Proxy and any other documents delivered by the parties in connection herewith constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof. No addition to or modification of any provision of this Voting Agreement shall be binding upon either party hereto unless made in writing and signed by both parties hereto. This Voting Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

   8.7 Assignment; Binding Effect. Except as provided herein, neither this Voting Agreement nor any of the obligations hereunder of Stockholder shall be assigned or delegated by any party (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Voting Agreement shall be binding upon Stockholder and Stockholder's heirs, successors and assigns, and shall inure to the benefit of Parent and its successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Voting Agreement, this Voting Agreement shall be binding upon any Person to whom any Subject Securities are transferred. Notwithstanding anything contained in this Voting Agreement to the contrary, nothing in this Voting Agreement, express or implied, is intended to confer on any Person, other than Parent and its successors and assigns, any rights or remedies of any nature.

   8.8 Specific Performance. Stockholder agrees that (a) in the event of any breach or threatened breach by Stockholder of any covenant, obligation or other provision contained in this Voting Agreement, Parent shall be entitled (in addition to any other remedy that may be available to Parent) to (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) neither the stockholder nor any other Person shall be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or proceeding.

   8.9 Other Agreements. Nothing in this Voting Agreement shall limit any of the rights or remedies of Parent or obligations of Stockholder under any Affiliate Agreement or under any other agreement between Parent and Stockholder or any certificate or instrument executed by Stockholder in favor of Parent; and nothing in the Reorganization Agreement or in any other agreement, certificate or instrument shall limit any of the rights or remedies of Parent or any of the obligations of Stockholder under this Voting Agreement.

   8.10 Applicable Law; Jurisdiction. This Voting Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between any of the parties arising out of or relating to this Voting Agreement or any of the transactions contemplated by this Voting Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the jurisdiction and venue of the state and federal courts located in the State of Delaware; (b) each of the parties irrevocably waives the right to trial by jury; and (c) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 8.4.

   8.11 No Limitation of Actions of Stockholder as Director. Notwithstanding anything to the contrary in this Voting Agreement, in the event Stockholder or any affiliate thereof is a director of the Company, nothing in this Voting Agreement is intended or shall be construed to require Stockholder, in its capacity as a director of the Company, to act or fail to act in accordance with its fiduciary duties in such capacity.

   8.12 Construction.

   (a) For purposes of this Voting Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

   (b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Voting Agreement.

   (c) As used in this Voting Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

   (d) Except as otherwise indicated, all references in this Voting Agreement to "Sections" and "Exhibits" are intended to refer to Sections of this Voting Agreement and Exhibits to this Voting Agreement.

   (e) The headings contained in this Voting Agreement are for convenience of reference only, shall not be deemed to be a part of this Voting Agreement and shall not be referred to in connection with the construction or interpretation of this Voting Agreement.

   In Witness Whereof, Parent and Stockholder have caused this Voting Agreement to be executed as of the date first written above.

                                          Chordiant Software, Inc.



                                          By:__________________________________
                                      Name:
                                     Title:

   In Witness Whereof, Parent and Stockholder have caused this Voting Agreement to be executed as of the date first written above.


                                          _____________________________________
                                          Name:

                                          Address: ____________________________

                                          _____________________________________

                                          Facsimile No.: ______________________

                                                  Number of outstanding
                                                  shares of Company Common
                                                  Stock owned of record as
                                                  of the date of this Voting
                                                  Agreement:

                                                  Number of additional
                                                  outstanding shares of
                                                  Company Common Stock owned
                                                  beneficially (but not of
                                                  record) as of the date of
                                                  this Voting Agreement:


                                                  Number of options,
                                                  warrants and other rights
                                                  to acquire shares of
                                                  Company Common Stock owned
                                                  of record as of the date
                                                  of this Voting Agreement:


                                                  Number of additional
                                                  options, warrants and
                                                  other rights to acquire
                                                  shares of Company Common
                                                  Stock owned beneficially
                                                  (but not of record) as of
                                                  the date of this Voting
                                                  Agreement:

                                   EXHIBIT A

                               Irrevocable Proxy

   The undersigned stockholder of Prime Response, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes Samuel Spadafora, Don Morrison, Tyler Wall and Chordiant Software, Inc., a Delaware corporation ("Parent"), and each of them, the attorneys and proxies of the undersigned with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the Subject Securities (as defined in the Voting Agreement). Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Subject Securities are hereby revoked, and no subsequent proxies will be given with respect to any of the Subject Securities.

   This proxy is irrevocable, is coupled with an interest and is granted in connection with the Voting Agreement, dated as of the date hereof, between Parent and the undersigned (the "Voting Agreement"), and is granted in consideration of Parent entering into the Agreement and Plan of Merger and Reorganization, dated as of the date hereof, among Parent, Puccini Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent, and the Company (the "Reorganization Agreement"). Capitalized terms used but not otherwise defined in this proxy have the meanings given to such terms in the Reorganization Agreement.

   The attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Subject Securities at any time until the earlier to occur of the valid termination of the Reorganization Agreement or the Effective Time at any meeting of the stockholders of the Company, however called, or in any action by written consent of stockholders of the Company:

       (i) in favor of the Merger and the adoption of the Reorganization Agreement and in favor of each of the other actions contemplated by the Reorganization Agreement and any action that could reasonably be expected to facilitate the consummation of the Merger;

       (ii) against any action or agreement that could result in a breach of any representation, warranty, covenant or obligation of the Company in the Reorganization Agreement or the Voting Agreement; and

       (iii) in their discretion, with respect to the following actions (other than the Merger and the transactions contemplated by the Reorganization Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving any of the Acquired Corporations; (B) any sale, lease or transfer of a material amount of assets of any of the Acquired Corporations (other than in the ordinary course of business); (C) any reorganization, recapitalization, dissolution or liquidation of any of the Acquired Corporations; (D) any removal of or change in a majority of the board of directors of the Company; (E) any amendment to the Company's certificate of incorporation;
  (F) any material change in the capitalization of the Company or the Company's corporate structure; or (G) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Reorganization Agreement or the Voting Agreement.

   If an Identified Termination occurs, then, prior to the Voting Expiration Date (as such term is defined in the Voting Agreement), at any meeting of the stockholders of the Company, however called, and in any action by written consent of stockholders of the Company, the attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Subject Securities owned by the undersigned in their discretion with respect to (i) any Acquisition Proposal and any related transaction or agreement, (ii) any action that is intended, or could reasonably be expected, to facilitate the consummation of any Acquisition Transaction and (iii) against any Other Action.

   The undersigned stockholder may vote the Subject Securities on all matters other than the matters referred to in the two preceding paragraphs.

   This proxy shall be binding upon the heirs, successors and assigns of the undersigned (including any transferee of any of the Subject Securities).

   Any term or provision of this proxy which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this proxy or affecting the validity or enforceability of any of the terms or provisions of this proxy in any other jurisdiction. If any provision of this proxy is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.


   This proxy shall terminate upon the Voting Expiration Date.

Dated: January  , 2001


                                          _____________________________________
                                     Name:

                                          Number of Subject Securities of
                                          Company Common Stock owned of
                                          record as of the date of this
                                          proxy:

                                          _____________________________________

                                                                         ANNEX C

                     OPINION OF THOMAS WEISEL PARTNERS LLC

January 4, 2001

Board of Directors
Chordiant Software, Inc.
2400 Stevens Creek Blvd.
Suite 400
Cupertino, CA 95014

Ladies and Gentlemen:

   We understand that Chordiant Software, a Delaware corporation ("Buyer"), and Prime Response, Inc., a Delaware corporation ("Seller"), propose to enter into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), pursuant to which Seller will be merged with and into a wholly-owned subsidiary of Buyer, and whereby the Seller will become a wholly owned subsidiary of Buyer (the "Merger"). Pursuant to the Merger, as more fully described in the draft Merger Agreement and as further described to us by management of Buyer, we understand that each outstanding share of the common stock, $.01 par value per share ("Seller Common Stock"), of Seller will be converted into and exchangeable for 0.60 shares of the common stock, $.001 par value per share ("Buyer Common Stock"), of Buyer, subject to certain adjustments (the "Exchange Ratio"). The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.

   You have asked for our opinion as investment bankers as to whether the Exchange Ratio pursuant to the Merger is fair to Buyer from a financial point of view, as of the date hereof.

   In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to Seller and Buyer, including the consolidated financial statements for recent years and interim periods to September 30, 2000 and certain other relevant financial and operating data relating to Seller and Buyer made available to us from published sources and from the internal records of Seller and Buyer; (ii) reviewed the financial terms and conditions of the Merger Agreement; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, Seller Common Stock and Buyer Common Stock; (iv) compared Seller and Buyer from a financial point of view with certain other companies in the software industry which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the software industry which we deemed to be comparable, in whole or in part, to the Merger; (vi) reviewed and discussed with representatives of the management of Seller and Buyer certain information of a business and financial nature regarding Seller and Buyer, furnished to us by them, including financial forecasts and related assumptions of Seller and Buyer; (vii) made inquiries regarding and discussed the Merger and the Merger Agreement and other matters related thereto with Buyer's counsel; and (viii) performed such other analyses and examinations as we have deemed appropriate.

   In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. With respect to the financial forecasts for Seller and Buyer provided to us by Buyer management, upon their advice and with your consent we have assumed for purposes of our opinion that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of Buyer management at the time of preparation as to the future financial performance of Seller and Buyer and that they provide a reasonable basis upon which we can form our opinion. We have also assumed that there have been no material changes in Seller's or Buyer's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. We have relied on advice of counsel and independent accountants to

Buyer as to all legal and financial reporting matters with respect to Seller, the Merger and the Merger Agreement, including the legal status and financial reporting of litigation involving Seller. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations. In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Seller or Buyer, nor have we been furnished with any such appraisals. You have informed us, and we have assumed, that the Merger will be recorded as a "purchase" under generally accepted accounting principles and that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. We have also assumed that in the course of obtaining the necessary regulatory approvals for the Merger, no restrictions, including any divestiture requirements, will be imposed that could have a meaningful effect on the contemplated benefits of the Merger. Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.

   We have further assumed with your consent that the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by Seller or Buyer of any of the conditions to their respective obligations thereunder.

   We have acted as financial advisor to Buyer in connection with the Merger and will receive a fee for our services, including rendering this opinion, a significant portion of which is contingent upon the consummation of the Merger. In the ordinary course of our business, we actively trade the equity securities of Buyer for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have also acted as an underwriter in connection with offerings of securities of the Buyer and performed various investment banking services for the Buyer.

   Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Exchange Ratio pursuant to the Merger is fair to Buyer from a financial point of view, as of the date hereof.

   This opinion is directed to the Board of Directors of Buyer in its consideration of the Merger and is not a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger. Further, this opinion addresses only the financial fairness of the Exchange Ratio and does not address the relative merits of the Merger and any alternatives to the Merger, Buyer's underlying decision to proceed with or effect the Merger, or any other aspect of the Merger. This opinion may not be used or referred to by Buyer, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in any proxy statement filed with the Securities and Exchange Commission in connection with the Merger. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

                                          Very truly yours,

                                             /s/ Thomas Weisel Partners LLC
                                          _____________________________________
                                                 THOMAS WEISEL PARTNERS LLC

                                                                         ANNEX D

                      OPINION OF ROBERTSON STEPHENS, INC.

                                                    January 5, 2001

Board of Directors
Prime Response, Inc.
150 CambridgePark Drive
Cambridge, MA 02140

Members of the Board:

   We understand that Prime Response, Inc. (the "Company"), Chordiant Software, Inc. ("Acquiror") and Puccini Acquisition Corp. (a wholly owned subsidiary of Acquiror, "Merger Sub") are proposing to enter into an Agreement and Plan of Merger and Reorganization (the "Agreement") which will provide, among other things, for the merger (the "Merger") of Merger Sub with and into the Company. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Acquiror. Under the terms, and subject to the conditions, set forth in a draft of the Agreement dated January 5, 2001 (the "Draft Agreement"), at the effective time of the Merger, the outstanding shares of common stock of the Company, par value $.01 per share ("Company Common Stock"), other than certain shares to be canceled pursuant to the Agreement, will be converted into the right to receive 0.60 shares (the "Exchange Ratio") of the common stock of Acquiror, par value $.001 per share ("Acquiror Common Stock"). In connection with the Agreement, certain stockholders of the Company will enter into a Voting Agreement (the "Voting Agreement"). The terms and conditions of the Merger are set out more fully in the Draft Agreement.

   You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view and as of the date hereof to the "Holders of Company Common Stock". The "Holders of Company Common Stock" shall be defined as all holders of Company Common Stock other than Acquiror, Merger Sub or any affiliates of Acquiror or Merger Sub.

   For purposes of this opinion we have, among other things:

  (i) reviewed certain publicly available financial statements and other business and financial information of the Company and Acquiror, respectively;

  (ii) reviewed certain internal financial statements and other financial and operating data, including certain financial forecasts and other forward looking information, concerning the Company prepared by the management of the Company;

  (iii) reviewed certain publicly available estimates of research analysts relating to the Company and Acquiror;

  (iv) held discussions with the respective managements of the Company and Acquiror concerning the businesses, past and current operations, financial condition and future prospects of both the Company and Acquiror, independently and combined, including discussions with the managements of the Company and Acquiror concerning their views regarding the strategic rationale for the Merger;

  (v) reviewed the financial terms and conditions set forth in the Draft Agreement and a draft dated January 5, 2001 of the Voting Agreement;

  (vi) reviewed the stock price and trading history of Company Common Stock and Acquiror Common Stock;

  (vii) compared the financial performance of the Company and Acquiror and the prices and trading activity of Company Common Stock and Acquiror Common Stock with that of certain other publicly traded companies comparable with the Company and Acquiror, respectively;

  (viii) compared the financial terms of the Merger with the financial terms, to the extent publicly available, of other transactions that we deemed relevant;

  (ix) reviewed the pro forma impact of the Merger;

  (x) prepared an analysis of the relative contributions of the Company and Acquiror to the combined company;

  (xi) participated in discussions and negotiations among representatives of the Company and Acquiror and their financial and legal advisors; and

  (xii) made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

   In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us orally or otherwise discussed with us by the managements of the Company and Acquiror) or publicly available and have neither attempted to verify, nor assumed responsibility for verifying, any of such information. We have relied upon the assurances of the managements of the Company and Acquiror that they are not aware of any facts that would make such information inaccurate or misleading. Furthermore, we did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of the Company or Acquiror, nor were we furnished with any such evaluation or appraisal. We have assumed that the Merger will be consummated upon the terms set forth in the Draft Agreement without material alteration thereof, including, among other things, that the Merger will be accounted for as a "purchase method" business combination in accordance with U.S. generally accepted accounting principles ("GAAP") and that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. In addition, we have assumed that the historical financial statements of each of the Company and Acquiror reviewed by us have been prepared and fairly presented in accordance with U.S. GAAP consistently applied. We have relied as to all legal matters relevant to rendering our opinion on the advice of counsel to the Company.

   This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view and as of the date hereof, to the Holders of Company Common Stock of the Exchange Ratio. We do not express any opinion as to (i) the value of any employee agreement or other arrangement entered into in connection with the Merger, (ii) any tax or other consequences that might result from the Merger or (iii) what the value of Acquiror Common Stock will be when issued to the Company's stockholders pursuant to the Merger or the price at which the shares of Acquiror Common Stock that are issued pursuant to the Merger may be traded in the future. Our opinion does not address the relative merits of the Merger and the other business strategies that the Company's Board of Directors has considered or may be considering, nor does it address the decision of the Company's Board of Directors to proceed with the Merger. Neither does our opinion address any legal or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals.

   We are acting as financial advisor to the Company in connection with the Merger and will receive (i) a fee contingent upon the delivery of this opinion and (ii) an additional fee contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement. Robertson Stephens acted as lead manager to the Company in connection with its initial public offering. We maintain a market in the shares of Company Common Stock and Acquiror Common Stock. In the ordinary course of business, we may trade the securities of the Company or Acquiror for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

   Our opinion expressed herein is provided for the information of the Board of Directors of the Company in connection with its evaluation of the Merger. Our opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company or Acquiror as to how such stockholder should vote, or take any other action, with respect to the Merger. This opinion may not be summarized, described or referred to or furnished to any party except with our express prior written consent.

   Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the Holders of Company Common Stock from a financial point of view.

                                          Very truly yours,


                                          /s/ Robertson Stephens, Inc.
                                          _____________________________
                                             ROBERTSON STEPHENS, INC.